As submitted to the Securities and Exchange Commission on September 29, 2014 pursuant to the

Jumpstart Our Business Startups Act of 2012.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SunEdison Emerging Markets Yield, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4911	47-1919173
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

600 Clipper Drive

Belmont, California 94002

(650) 453-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen O’Rourke

Chief Executive Officer

SunEdison Emerging Markets Yield, Inc.

600 Clipper Drive

Belmont, California 94002

(650) 453-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C.	Kirk A. Davenport II
Paul D. Zier	Latham & Watkins LLP
Kirkland & Ellis LLP	885 Third Avenue
300 North LaSalle	New York, New York 10022
Chicago, Illinois 60654	(212) 906-1200
(312) 862-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this

Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                     , 2015

Prospectus

             shares

SunEdison Emerging Markets Yield, Inc.

Class A common stock

This is an initial public offering of shares of Class A common stock of SunEdison Emerging Markets Yield, Inc. All of the shares of Class A common stock are being sold by us.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to list our Class A common stock on the NASDAQ Global Select Market under the symbol “    .”

We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of Class A common stock entitles its holder to one vote on all matters presented to our stockholders generally. All of our Class B common stock will be held by SunEdison, Inc., or our “Sponsor,” or its controlled affiliates. Each share of Class B common stock entitles our Sponsor to 10 votes on all matters presented to our stockholders generally. Immediately following this offering, the holders of our Class A common stock will collectively hold 100% of the economic interests in us and     % of the voting power in us, and our Sponsor will hold the remaining     % of the voting power in us. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ Global Select Market. See “Management—Controlled company.”

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters have the option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discounts and commissions for a period of 30 days after the date of this prospectus.

See “Risk factors” beginning on page 35 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We expect that the shares will be delivered against payment in New York, New York on                     , 2015.

J.P. Morgan

                    , 2015.

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Trademarks and trade names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of SunEdison, Inc. and third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Industry and market data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. In particular, unless otherwise specified, we have relied upon the data collected and published by Bloomberg New Energy Finance, or “BNEF,” with respect to all of the data included in this prospectus relating to the size of the various solar energy markets, including the expected growth of our initial target markets over the periods specified herein. BNEF is a market research firm focused on the energy sector. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third-party forecasts, management’s estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk factors” and “Cautionary statement concerning forward-looking statements” in this prospectus.

As used in this prospectus, all references to watts (e.g., megawatts, gigawatts, megawatt-hours, MW, GW, GWh, MWh, etc.) refer to measurements of direct current, or “DC,” except where otherwise noted.

All currency conversions referred to in this prospectus are calculated as of June 30, 2014.

Certain defined terms

Unless the context provides otherwise, references herein to:

•

“we,” “our,” “us,” “our company” and “EM Yieldco” refer to SunEdison Emerging Markets Yield, Inc., together with, where applicable, its consolidated subsidiaries after giving effect to the Organizational Transactions (as defined herein);

•	“EM LLC” refers to SunEdison Emerging Markets Yield, LLC;

•	“EM Operating LLC” refers to SunEdison Emerging Markets Yield Operating, LLC, a wholly owned subsidiary of EM LLC;

•	“SunEdison” and “Sponsor” refer to SunEdison, Inc. together with, where applicable, its consolidated subsidiaries; and

•	“$” refers to U.S. dollars, “INR” refers to Indian Rupee, “MYR” refers to Malaysian Ringgit, “ZAR” refers to South African Rands and “CNY” refers to Chinese Yuan Renminbi.

See “Summary—Organizational Transactions” for more information regarding our ownership structure.

ii

Summary

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. Before making an investment decision, you should read this entire prospectus carefully and should consider, among other things, the matters set forth under “Risk factors,” “Selected historical combined financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our predecessor’s financial statements and related notes thereto appearing elsewhere in this prospectus.

About SunEdison Emerging Markets Yield, Inc.

We are a dividend growth-oriented company formed to own and operate contracted clean power generation assets in attractive, high-growth emerging markets. Our business objective is to acquire, from SunEdison and unaffiliated third parties, clean energy generation assets that produce high-quality contracted cash flows, primarily by serving utility and commercial customers with strong credit ratings. Our initial target markets will be India, Malaysia, South Africa and China. India, South Africa and China were among the fastest growing solar markets worldwide from 2010 through 2013 in terms of annual growth rate of installed megawatts. During the same period, India and China were among the largest solar markets in terms of cumulative installed megawatts. Solar energy capacity additions are expected to total over 54 GW between 2013 and 2016 in our initial target markets and grow at a compound annual growth rate, or “CAGR,” of 62% in India, 33% in Malaysia, 111% in South Africa and 48% in China over the same period. We expect this high rate of growth in our initial target markets to continue to be driven by accelerating industrialization, an expanding middle class and attractive regulatory policies that incentivize renewable energy investments.

Our Sponsor has been one of the top three developers and installers of solar energy facilities in the world in each of the past two years based on megawatts installed. As of June 30, 2014, our Sponsor had a 4.3 GW pipeline of development-stage solar projects, including 0.8 GW in our initial target markets, and approximately 2.3 GW of self-developed and third-party developed solar power generation assets under management. Our Sponsor has developed over 1,000 solar projects and has completed all of the projects on which it has commenced construction, including over 100 projects in our initial target markets. During the six months ended June 30, 2014, our Sponsor completed 17 corporate and project acquisitions worldwide with an aggregate nameplate capacity of 299 MW. We intend to leverage our Sponsor’s significant development expertise, project pipeline and third-party acquisition track record. We will also benefit from our Sponsor’s project operations and maintenance infrastructure, asset management experience and relationships. Our Sponsor will provide us with a dedicated management team that has significant experience in clean power generation and our initial target markets.

Our initial portfolio consists of solar projects located in India and Malaysia with total nameplate capacity of 17.3 MW, supported by long-term power purchase agreements, or “PPAs,” with creditworthy counterparties. The PPAs for projects included in our initial portfolio have a weighted average remaining life of 21 years as of June 30, 2014. We intend to rapidly expand and diversify our initial project portfolio by acquiring utility-scale and commercial and industrial distributed solar power generation assets located in India, Malaysia, South Africa and China, which we expect will also have PPAs with creditworthy counterparties. We expect to pursue opportunities in other emerging markets that have characteristics similar to those of our initial target markets. Over time, we intend to selectively acquire other clean power generation assets, including wind, natural gas, hydro-electricity and hybrid energy solutions that enable us to provide power on a 24/7 basis, as well as to own solar generation assets serving residential customers.

We believe we are well-positioned to capitalize on favorable market trends in the renewable power generation segment, which is growing rapidly due to significant increases in energy demand, the rising retail price of electricity, the emergence in various energy markets of “grid parity,” which is the point at which renewable energy sources can generate electricity at a cost equal to or lower than prevailing electricity prices, and strong social and political support for renewable energy, among other factors. We expect retail electricity prices to continue to rise due to increasing fossil fuel commodity prices, required investments in transmission and distribution infrastructure and increasing regulatory costs for conventional energy sources. We believe accelerating industrialization, an expanding middle class and the need to develop energy grid infrastructure will continue to drive demand in our initial target markets for the foreseeable future. Solar energy systems are particularly attractive in addressing the undersupply of electrical generation capacity in emerging markets due to their ease and speed of installation, scalability and ability to be located near the customer.

Immediately prior to the completion of this offering, we will enter into a project support agreement, or the “Support Agreement,” with our Sponsor, which will require our Sponsor to offer us additional qualifying projects from its development pipeline by the end of 2016 that are projected to generate an aggregate of at least $         million of cash available for distribution during the first twelve months following the qualifying projects’ respective commercial operations date, or “Projected FTM CAFD.” We refer to these projects as the “Call Right Projects.” Specifically, the Support Agreement requires our Sponsor to offer us:

•	from the completion of this offering through the end of 2015, clean energy projects that are projected to generate an aggregate of at least $ million of Projected FTM CAFD; and

•	during calendar year 2016, clean energy projects that are projected to generate an aggregate of at least $ million of Projected FTM CAFD.

If the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement from the completion of this offering through the end of 2015 is less than $         million, or the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement during 2016 is less than $         million, our Sponsor has agreed that it will continue to offer us sufficient, qualifying Call Right Projects from its pipeline until the total aggregate Projected FTM CAFD commitment for each of the periods covered by the Support Agreement have been satisfied. The Call Right Projects that are specifically identified in the Support Agreement currently have a total nameplate capacity of             GW. We believe the currently identified Call Right Projects will be sufficient to satisfy     % of the Projected FTM CAFD commitment for 2015 and between     % and     % of the Projected FTM CAFD commitment for 2016 (depending on the amount of project-level financing we use for such projects).

In addition, the Support Agreement grants us a right of first offer with respect to any clean energy projects (other than Call Right Projects) that our Sponsor elects to sell or otherwise transfer during the six-year period following the completion of this offering and that are located in India, Malaysia, South Africa, China and other emerging markets that it determines have characteristics similar to our initial target markets. We refer to these projects as the “ROFO Projects.” The Support Agreement does not identify the ROFO Projects since our Sponsor will not be obligated to sell any project that would constitute a ROFO Project. In addition, in the event that our Sponsor elects to sell such assets, it will not be required to accept any offer we make to acquire any ROFO Project and, following the completion of good faith negotiations with us, our Sponsor may choose to sell such assets to a third party or not to sell the assets at all.

We intend to use a portion of the cash available for distribution generated by our project portfolio to pay regular quarterly cash dividends to holders of our Class A common stock. Our initial quarterly dividend will be

set at $         per share of Class A common stock, or $         per share on an annualized basis. We established our initial quarterly dividend level based upon a targeted payout ratio by EM LLC of approximately     % of projected annual CAFD. Our objective is to pay our Class A common stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. Based on our forecast and the related assumptions and our intention to acquire assets with characteristics similar to those in our initial portfolio, we expect to grow our CAFD and increase our quarterly cash dividends over time.

We intend to target a     % compound annual growth rate in dividends per share over the three-year period following the completion of this offering. This target is based on, and supported by, our Sponsor’s $         million aggregate Projected FTM CAFD commitment to us under the Support Agreement and our Sponsor’s track record of successful project acquisitions from unaffiliated third parties, which will provide us the opportunity to grow our CAFD following this offering. While we believe our targeted growth rate is reasonable for the emerging markets on which we focus, it is based on estimates and assumptions regarding a number of factors, many of which are beyond our control, including the market value of projects we acquire from third parties, the purchase price we pay for acquired projects, our cost of capital, the ratio of debt to equity with respect to the financing of acquisitions, whether we have the financial resources to acquire the Call Right Projects and the timing of such acquisitions. Prospective investors should read “Cash dividend policy,” including our financial forecast and related assumptions, and “Risk factors,” including the risks and uncertainties related to our forecasted results, completion of construction of projects and acquisition opportunities, in their entirety.

We intend to cause EM LLC to distribute its CAFD to holders of its units (including us as the sole holder of the Class A units and our Sponsor as the sole holder of the Class B units) pro rata, based on the number of units held, subject to the incentive distribution rights, or “IDRs,” held by our Sponsor that are described below. However, the Class B units held by our Sponsor are deemed “subordinated” because for a period of time, referred to as the “Subordination Period,” the Class B units will not be entitled to receive any distributions from EM LLC until the Class A units and Class B1 units (which may be issued upon reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third parties) have received quarterly distributions in an amount equal to $         per unit, or the “Minimum Quarterly Distribution,” plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. The practical effect of the subordination of the Class B units is to increase the likelihood that during the Subordination Period there will be sufficient CAFD to pay the Minimum Quarterly Distribution on the Class A units and Class B1 units (if any). For a description of the IDRs and the Subordination Period, see “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Distributions.”

Our initial portfolio and the Call Right Projects

The following table provides an overview of the assets that will comprise our initial portfolio:

					Offtake agreements
Project names	Location	Commercial operation date	Nameplate capacity (MW)(1)	# of sites	Counter- party	Counter- party credit rating(2)	Remaining duration of PPA (years)(3)

Raj 5	India	12/31/2011	5.0	1	NVVN(4)	AA+	23
Fortune 11	Malaysia	10/7/2013	4.8	1	Tenaga Nasional Berhad	BBB+	20
Silverstar Pavilion	Malaysia	12/5/2013	5.1	1	MASSB(5)	N/A	20
Corporate Season	Malaysia	12/18/2013	2.5	1	MASSB(5)	N/A	20

Total Initial Portfolio(6)			17.3	4

(1)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage of economic ownership of that facility after taking into account any redeemable preference shares and shareholder loans that we hold. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.

(2)	Reflects the counterparty’s or guarantor’s issuer credit ratings issued by Standard & Poor’s Ratings Services, or “S&P,” and Moody’s Investors Service Inc., or “Moody’s.”

(3)	Calculated as of June 30, 2014.

(4)	The counterparty to the PPA at Raj 5 is NTPC Vidyut Vyapar Nigam Limited, a wholly owned subsidiary of NTPC Limited, which is the largest state-owned energy producer in India with 41 GW of power plants located throughout India.

(5)	The counterparty to the PPA at Silverstar Pavilion and Corporate Season is Malaysia Airports (Sepang) Sdn. Bhd., or “MASSB,” which is a wholly owned subsidiary of Malaysia Airports Holdings Berhad, or “MAHB.” MAHB is controlled by the Malaysian government and owns five international and 16 domestic airports in Malaysia. MAHB’s stock is listed on the main market of Bursa Malaysia and is rated A3 from Moody’s and its senior debt program is rated AAA from RAM (Ratings Malaysia).

(6)	Amounts may not sum due to rounding.

The projects in our initial portfolio, as well as the Call Right Projects discussed below, were selected because they are located in our initial target markets. All of the projects in our initial portfolio have, and all of the Call Right Projects have or will have, PPAs with creditworthy counterparties that we believe will provide sustainable and predictable cash flows to fund the regular quarterly cash dividends that we intend to pay to holders of our Class A common stock. All the projects in our initial portfolio have already reached their commercial operation date, or “COD,” while the Call Right Projects generally are not expected to reach their COD until the first quarter of 2015 or later.

The Support Agreement has established an aggregate cash purchase price that, when taken together with applicable project-level debt, equals $         million (subject to such adjustments as the parties may mutually agree upon) for the Call Right Projects set forth in the table below under the heading “Priced Call Right Projects.” This aggregate price was determined by good faith negotiations between us and our Sponsor. If we elect to purchase less than all of the Priced Call Right Projects, we and our Sponsor will negotiate prices for individual projects.

We will have the right to acquire additional Call Right Projects set forth in the table below under the heading “Unpriced Call Right Projects” at prices that will be determined in the future. The price for each Unpriced Call Right Project will be the fair market value of such project. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value, but if we are unable to, we and our Sponsor will engage a third-party advisor to determine the fair market value, after which we have the right (but not the obligation) to acquire such Unpriced Call Right Project. Until the price for an Unpriced Call Right Project is mutually agreed to by us and our Sponsor, in the event our Sponsor receives a bona fide offer for a Call Right Project from a third party, we will have the right to match any price offered by such third party and acquire such Call Right Project on the terms our Sponsor could obtain from the third party. After the price for an Unpriced Call Right Project has been agreed upon and until the total aggregate Projected FTM CAFD commitment has been satisfied, our Sponsor may not market, offer or sell that Call Right Project to any third party without our consent. The Support Agreement will further provide that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired projects under the Support Agreement that have the specified minimum amount of Projected FTM CAFD for each of the periods covered by the Support Agreement. We cannot assure you that we will be offered these Call Right Projects on terms that are favorable to us. See “Certain relationships and related party transactions—Project Support Agreement” for additional information.

The following table provides an overview of the Call Right Projects that are currently identified in the Support Agreement:

Project names(1)	Country	Ownership interest	Expected commercial operation date	Nameplate capacity (MW)(3)

Priced Call Right Projects

2015
NSM—Suryalabh(2)	India	49%	Q1 2015	19
NSM—La’Volta(2)	India	49%	Q1 2015	13
NSM—Sitara(2)	India	49%	Q1 2015	15

2016
NSM—Suryalabh(2)	India	51%	Q1 2015	20
NSM—La’Volta(2)	India	51%	Q1 2015	13
NSM—Sitara(2)	India	51%	Q1 2015	16

Unpriced Call Right Projects

Total				96

(1)	Our Sponsor may remove a project from the Call Right Project list effective upon notice to us if, in its reasonable discretion, a project is unlikely to be successfully completed. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile.

(2)	Pursuant to the provisions of the applicable PPA, our Sponsor, as the developer of the project, must retain a 51% ownership interest until the first anniversary of the project’s COD. After the first anniversary of the projects’ COD, the remaining 51% ownership interest will become eligible for purchase as a Call Right Project.

(3)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our expected percentage of economic ownership of such facility, taking into account any redeemable preference shares and shareholder loans that we expect to own. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.

Cash available for distribution

The table below summarizes our estimated cash available for distribution per share of Class A common stock for the twelve months ending December 31, 2015 and June 30, 2016 based on our forecasts included elsewhere in this prospectus:

(in thousands, except share, per share and project data)	Forecast for the twelve months ending
	December 31, 2015	June 30, 2016
(unaudited)
Assumed average MW for period
Cash available for distribution(1)	$	$
Cash available for distribution to holders of Class A shares	$	$
Class A shares at period end
Cash available for distribution per Class A share	$	$

(1)	Cash available for distribution is not a measure of performance under U.S. generally accepted accounting principles, or “GAAP.” For a reconciliation of these forecasted metrics to their closest GAAP measure, see “Cash dividend policy—Estimate of future cash available for distribution” elsewhere in this prospectus.

We define “cash available for distribution,” or “CAFD,” as net cash provided by the operating activities of EM LLC as adjusted for certain other cash flow items that we associate with our operations. It is a non-GAAP measure of our ability to generate cash to service our dividends. As calculated in this prospectus, cash available for distribution represents net cash provided by (used in) operating activities of EM LLC: (i) plus or minus changes in assets and liabilities as reflected on our statements of cash flows, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities, (iii) minus cash distributions paid to non-controlling interests in our projects, if any, (iv) minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, (vi) plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities and (vii) plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of the audit committee. Our intention is to cause EM LLC to distribute a portion of the cash available for distribution generated by our project portfolio to its members each quarter, after appropriate reserves for our working capital needs and the prudent conduct of our business. For further discussion of cash available for distribution, including a reconciliation of net cash provided by (used in) operating activities to cash available for distribution and a discussion of its limitations, see footnote (2) under the heading “—Summary historical and pro forma financial data” elsewhere in this prospectus.

Purpose of SunEdison Emerging Markets Yield, Inc.

We intend to create value for the holders of our Class A common stock by achieving the following objectives:

•	acquiring long-term contracted cash flows from solar and other clean power generation assets with creditworthy counterparties;

•	growing our business by acquiring contracted solar and other clean power generation assets from our Sponsor and third parties in high-growth emerging markets;

•

capitalizing on the expected high growth in the worldwide clean power generation market, which is projected to require over $2.7 trillion of investment over the period from 2013 through 2020, of which $910 billion is expected to be invested in solar energy generation assets;

•	creating an attractive investment opportunity for dividend growth-oriented investors;

•	creating a leading emerging markets clean power generation asset platform, with the capability to increase the cash flow and value of our assets over time; and

•	gaining access to a broad investor base with a more competitive source of equity capital that accelerates our long-term growth and acquisition strategy.

Industry overview

We expect to benefit from continued high growth in clean energy across the utility, commercial and residential customer segments. We believe the solar segment of the clean power generation industry is particularly attractive, as declining solar electricity costs and increasing grid electricity costs are accelerating the attainment of grid parity in emerging markets. Solar energy offers a compelling value proposition in markets that have reached grid parity because customers can typically purchase renewable energy for less than the cost of electricity generated by local utilities, pay little to no up-front cost and lock in long-term energy prices, insulating themselves from rising electricity rates. We expect a number of additional markets in our initial target markets will reach grid parity in the coming years.

Solar energy benefits from highly predictable energy generation, the absence of fuel costs, proven technology and strong political and social support. In addition, solar generating assets are able to be located at a customer’s site, which reduces the customer’s transmission and distribution costs. Finally, solar energy generation benefits from governmental, public and private support for the development of solar energy projects due to the environmentally friendly attributes of solar energy.

The following chart summarizes anticipated growth in our initial target markets:

	Total solar energy generation capacity
(in megawatts)	2013 Actual	2016 Expected	CAGR
South Africa	186	1,740	111%
India	2,444	10,329	62%
China	19,924	64,310	48%
Malaysia	102	237	33%

Total(1)	22,656	76,615	50%

(1)	Amounts may not sum due to rounding.

Our business strategy

Our primary business strategy is to increase the cash dividends we pay to the holders of our Class A common stock over time. Our plan for executing this strategy includes the following:

Focus on long-term contracted clean power generation assets.    Our initial portfolio and any Call Right Project that we acquire pursuant to the Support Agreement will have a PPA with a creditworthy counterparty or be subject to a similar offtake arrangement such as a feed-in tariff program. We intend to focus on owning and operating long-term contracted clean power generation assets with proven technologies, low operating risks and stable cash flows consistent with our initial portfolio. We believe industry trends will support significant growth opportunities for long-term contracted power in the clean power generation segment as various emerging markets continue to rapidly grow their electricity usage and approach grid parity.

Grow our business through acquisitions of contracted operating assets.    We intend to acquire additional contracted clean power generation assets from our Sponsor and unaffiliated third parties to increase our CAFD. The Support Agreement provides us with (i) the option to acquire the identified Call Right Projects, which currently represent an aggregate nameplate capacity of approximately 96 MW, and additional projects from our Sponsor’s development pipeline that will be designated as Call Right Projects under the Support Agreement to satisfy the aggregate Projected FTM CAFD commitment of $         million and (ii) a right of first offer on the ROFO Projects. In addition, given the strong growth trends in our initial target markets, we expect to have significant opportunities to acquire other clean power generation assets from third-party developers, independent power producers and financial investors. We believe our extensive knowledge of the market, third-party relationships, operating expertise and access to capital will provide us with a competitive advantage in acquiring new assets.

Attractive, high-growth asset class.    We intend to initially focus on the solar energy segment because we believe solar is currently the fastest growing segment of the clean power generation industry globally and offers attractive opportunities to own assets and deploy long-term capital due to the predictability of solar energy cash flows. In particular, we believe the solar energy segment is attractive because there is no associated fuel cost risk, solar technology has become highly reliable and, based on the experience of our Sponsor, solar generation assets require low operational and maintenance expenditures and a low level of interaction from managers. Solar projects also have an expected life which can exceed 30 to 40 years. In addition, the solar energy generation projects in our initial portfolio generally operate under long-term PPAs with terms of up to 25 years.

Focus on emerging markets with favorable investment attributes.    While our current focus is on solar energy generation assets in India, Malaysia, South Africa and China, we will selectively consider acquisitions of other clean generation assets. We expect to pursue opportunities in other emerging markets that have characteristics similar to those of our initial target markets. We believe there will be ample opportunities to acquire high-quality contracted power generation assets in high-growth emerging markets with these attributes.

Maintain sound financial practices.    We intend to maintain our commitment to disciplined financial analysis and a balanced capital structure. Our financial practices will include: (i) a risk and credit policy focused on transacting with creditworthy counterparties, (ii) a financing policy focused on achieving an optimal capital structure through various capital formation alternatives to minimize interest rates, refinancing risks and tax withholdings, (iii) utilizing derivative financial instruments to minimize our net exposure to currency fluctuations and (iv) a dividend policy that is based on distributing the CAFD generated by our project portfolio (after deducting appropriate reserves for our working capital needs and the prudent conduct of our business). Our initial dividend was established based on our targeted payout ratio of approximately     % of projected CAFD. See “Cash dividend policy.”

Our competitive strengths

We believe our key competitive strengths include:

Scale and diversity.    We believe that our relationship with our Sponsor will allow us to achieve significant scale and project diversification in terms of market segment, counterparty and geography over time. The terms of the Support Agreement provide us with initial portfolio assets, which currently represent 17.3 MW of nameplate capacity, as well as the opportunity to acquire Call Right Projects, which currently represent an aggregate nameplate capacity of 96 MW. Over the long term, we expect our portfolio will consist of utility, commercial, industrial, government and, potentially, residential customers. Our diversification will reduce our operating risk profile and our reliance on any single market or segment. We believe our expected scale and geographic diversity across high-growth emerging markets will improve our business development opportunities through enhanced industry relationships, reputation and understanding of regional power market dynamics.

Stable, high-quality cash flows.    Our initial portfolio of projects, together with the Call Right Projects and third-party projects that we acquire, will provide us with a stable, predictable cash flow profile. We sell the electricity generated by our projects under PPAs or similar offtake arrangements, such as feed-in tariff programs, with creditworthy counterparties. As of June 30, 2014, the weighted average (based on megawatts) remaining life of our PPAs was 21 years. All of our projects have highly predictable operating costs, in large part due to solar facilities having no fuel cost and utilizing reliable technology. We intend to utilize foreign exchange and foreign tax strategies in an effort to mitigate the impact of cross-border costs. Finally, based on our initial portfolio of projects, we do not expect to pay significant United States federal income taxes in the near term.

Newly constructed portfolio.    We benefit from a portfolio of relatively newly constructed assets, with all of the projects in our initial portfolio having achieved COD within the past three years. All of the Call Right Projects are expected to achieve COD by the first quarter of 2015. The projects in our initial portfolio and the Call Right Projects utilize proven and reliable technologies provided by leading equipment manufacturers and, as a result, we expect to achieve high generation availability and predictable maintenance capital expenditures.

Relationship with SunEdison.    We believe our relationship with our Sponsor provides us with significant benefits, including the following:

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Strong asset development and acquisition track record.    Over the last five calendar years, our Sponsor has constructed or acquired solar power generation assets with an aggregate nameplate capacity of 1.4 GW and, as of June 30, 2014, was constructing additional solar power generation assets expected to have an aggregate nameplate capacity of approximately 475 MW. Our Sponsor has been one of the top three developers and installers of solar energy facilities in the world in each of the past two years based on megawatts installed. Our Sponsor has developed over 1,000 solar projects and has completed all of the projects on which it has commenced construction, including over 100 projects in our initial target markets. In addition, our Sponsor had a 4.3 GW pipeline of development stage solar projects as of June 30, 2014. Our Sponsor’s operating history demonstrates its organic project development capabilities and its ability to work with third-party developers and asset owners in our initial target markets. We believe our Sponsor’s relationships, knowledge and employees will facilitate our ability to rapidly acquire operating projects from our Sponsor and unaffiliated third parties in our initial target markets.

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Project financing experience.    We believe our Sponsor has demonstrated a successful track record of sourcing long-duration capital to fund project acquisitions, development and construction, including having raised over $500 million of non-recourse financing since 2011 for projects located in our initial target markets. We expect that we will realize significant benefits from our Sponsor’s financing and structuring expertise as well as its relationships with financial institutions and other providers of capital.

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Management and operations expertise.    We will have access to the significant resources of our Sponsor to support the high-growth strategy of our business. As of June 30, 2014, our Sponsor had over 2.3 GW of projects under management across 15 countries. Approximately 26.0% of these projects are third-party power generation facilities, demonstrating our Sponsor’s collaboration with multiple solar developers and owners. These projects utilize 29 different module types, and inverters from 15 different manufacturers. As of June 30, 2014, our Sponsor had approximately 2,300 employees globally. In addition, our Sponsor maintains three renewable energy operation centers to service assets under management. We will particularly benefit from our Sponsor’s vast knowledge base of solar energy technologies. Our Sponsor’s operational and management experience helps ensure that our facilities will be monitored and maintained to maximize cash generation.

Experienced and dedicated management team.    Under the Management Services Agreement, our Sponsor has committed to provide us with a dedicated team of experienced professionals to serve as our executive officers and other key officers. Our officers have considerable experience in developing, acquiring and operating clean power generation assets, with an average of over five years of experience in the sector and five years of experience in our initial target markets. For example, our Chief Executive Officer has served as SunEdison’s Chief Strategy Officer since October 2010, focusing on its global strategy, including in emerging markets. Our management team will also have access to the other significant management resources of our Sponsor to support the operational, financial, legal and regulatory aspects of our business.

Agreements with our Sponsor

We will enter into the agreements described below with our Sponsor immediately prior to the completion of this offering. For a more comprehensive discussion of these agreements, see “Certain relationships and related party transactions.” For a discussion of the risks related to our relationship with our Sponsor, see “Risk factors—Risks related to our relationship with our Sponsor.” In addition, we will amend EM LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units and to convert our Sponsor’s interest in EM Yieldco’s common equity into EM LLC Class B units and issue the IDRs to our Sponsor. As a result of holding Class B units and IDRs, subject to certain limitations during the Subordination Period, our Sponsor will be entitled to share in distributions from EM LLC to its unit holders. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC.”

Project Support Agreement.    Pursuant to the Support Agreement, our Sponsor will provide us with the right, but not the obligation, to purchase for cash certain clean energy projects from its project pipeline with aggregate Projected FTM CAFD of at least $         million by the end of 2016. Specifically, the Support Agreement requires our Sponsor to offer us:

•	from the completion of this offering through the end of 2015, clean energy projects that have Projected FTM CAFD of at least $ million; and

•	during calendar year 2016, clean energy projects that have Projected FTM CAFD of at least $ million.

If the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement from the completion of this offering through the end of 2015 is less than $         million, or the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement during 2016 is less than $         million, our Sponsor has agreed that it will continue to offer us sufficient Call Right Projects until the total aggregate Projected FTM CAFD commitment has been satisfied. We have agreed to pay cash for each Call Right Project that we acquire, unless we and our Sponsor otherwise mutually agree. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value of each Unpriced Call Right Project within a reasonable time after it is added to the list of identified Call Right Projects. If we are unable to agree on the fair market value, we and our Sponsor will engage a third-party advisor to determine the fair market value, after which we will have the right (but not the obligation) to acquire such Call Right Project. Until we provide our Sponsor with written notice of exercise of our right to purchase a Call Right Project, in the event our

Sponsor receives a bona fide offer for a Call Right Project from a third party, our Sponsor must give us notice of such offer in reasonable detail and we will have the right to acquire such project on terms substantially similar to those our Sponsor could have obtained from such third party, but at a price no less than the price specified in the third-party offer. After the price for a Call Right Project has been agreed upon and until the total aggregate Projected FTM CAFD commitment has been satisfied, our Sponsor may not market, offer or sell that Call Right Project to any third party without our consent.

The Support Agreement provides that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired projects under the Support Agreement that have the specified minimum amount of Projected FTM CAFD for each of the periods covered by the Support Agreement. These additional Call Right Projects must satisfy certain criteria. In addition, our Sponsor may remove a project from the Call Right Project list if, in its reasonable discretion, the project is unlikely to be successfully completed. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile. Generally, we may exercise our call right with respect to any Call Right Project identified in the Support Agreement at any time until 30 days prior to COD for that Call Right Project. If we exercise our option to purchase a project under the Support Agreement, our Sponsor is required to sell us that project on or about the date of its COD unless we agree to a different date.

In addition, our Sponsor has agreed to grant us a right of first offer on any of the ROFO Projects that it determines to sell or otherwise transfer during the six-year period following the completion of this offering. Under the terms of the Support Agreement, our Sponsor will agree to negotiate with us in good faith, for a period of 20 days, to reach an agreement with respect to any proposed sale of a ROFO Project for which we have exercised our right of first offer before it may sell or otherwise transfer such ROFO Project to a third party. However, our Sponsor will not be obligated to sell any of the ROFO Projects and, as a result, we do not know when, if ever, any ROFO Projects will be offered to us. In addition, in the event that our Sponsor elects to sell ROFO Projects, it will not be required to accept any offer we make and may choose to sell the assets to a third party or not sell the assets at all.

Under our related party transaction policy, the prior approval of our Corporate Governance and Conflicts Committee will be required for each material transaction with our Sponsor under the Support Agreement. See “—Conflicts of interest” below.

Management Services Agreement.    Pursuant to the Management Services Agreement, our Sponsor will provide, or arrange for the provision of, operational, management and administrative services to us and our subsidiaries, and we will pay our Sponsor a base management fee as follows: (i) 2.5% of EM LLC’s CAFD in each of 2016, 2017 and 2018 (not to exceed $         million in 2016, or $         million in 2017 or $         million in 2018) and (ii) an amount equal to our Sponsor’s actual cost for providing services pursuant to the terms of the Management Services Agreement in 2019 and thereafter. We and our Sponsor may agree to adjust the management fee as a result of a change in the scope of services provided under the Management Services Agreement, but no adjustment will be required solely as a result of our acquisition of Call Right Projects or other assets. The prior approval of our Corporate Governance and Conflicts Committee will be required for each material transaction with our Sponsor under the Management Services Agreement unless such transaction is expressly contemplated by the agreement.

Repowering Services ROFR Agreement.    Immediately prior to the completion of this offering, EM Yieldco, EM LLC and EM Operating LLC, collectively, the “Service Recipients,” will enter into a Repowering Services ROFR Agreement with our Sponsor, pursuant to which our Sponsor will be granted a right of first refusal to provide certain services, including (i) repowering power generation projects and providing related services to analyze, design and replace or improve any of the power generation projects through the modification of the relevant energy system or the installation of new components, but excluding any maintenance, and (ii) such other services as may from time to time be reasonably requested by the Service Recipients related to any such repowerings, collectively, the “Repowering Services.”

Operating agreements.    Our contributed projects were or are being built pursuant to engineering, procurement and construction, or “EPC,” contracts, and we anticipate will be operated and maintained pursuant to operations and maintenance, or “O&M,” contracts with affiliates of our Sponsor. Under the EPC contracts, the relevant Sponsor affiliates provide liquidated damages to cover delays in project completions, as well as market standard warranties, including performance ratio guarantees, designed to ensure the expected level of electricity generation is achieved, for periods that range between two and five years after project completion depending on the relevant market. The O&M contracts with our Sponsor cover comprehensive preventive and corrective maintenance services for a fee as defined in such agreement. The applicable Sponsor affiliates also provide generation availability guarantees of 98% for a majority of the projects covered by such O&M Agreements (on a megawatt basis), designed to ensure the expected level of power plant operation is achieved, and related liquidated damage obligations. See “Management’s discussion and analysis of financial condition and results of operations—Key metrics—Operating metrics—Generation availability” for a description of “generation availability.”

Conflicts of interest.    While our relationship with our Sponsor and its subsidiaries is a significant strength, it is also a source of potential conflicts. As discussed above, our Sponsor and its affiliates will provide important services to us, including assisting with our day-to-day management and providing individuals who are dedicated to serve as our executive officers and other key officers. Our management team, including our officers, will remain employed by and, in certain cases, will continue to serve as executive officers or other senior officers of SunEdison or its affiliates. Our officers will also generally continue to have economic interests in our Sponsor following this offering. However, pursuant to the Management Services Agreement, our officers will be dedicated to running our business. These same officers may help our board of directors and, in particular, our Corporate Governance and Conflicts Committee evaluate potential acquisition opportunities presented by our Sponsor under the Support Agreement. As a result of their employment by, and economic interest in, our Sponsor, our officers may be conflicted when advising our board of directors or Corporate Governance and Conflicts Committee or otherwise participating in the negotiation or approval of such transactions.

Notwithstanding the significance of the services to be rendered by our Sponsor or its designated affiliates on our behalf in accordance with the terms of the Management Services Agreement or of the assets which we may elect to acquire from our Sponsor in accordance with the terms of the Support Agreement or otherwise, our Sponsor will not owe fiduciary duties to us or our stockholders and will have significant discretion in allocating acquisition opportunities (except with respect to the Call Right Projects and ROFO Projects) to us or to itself or third parties. Under the Management Services Agreement, our Sponsor will not be prohibited from acquiring operating assets of the kind that we seek to acquire. See “Risk factors—Risks related to our relationship with our Sponsor.”

Any material transaction between us and our Sponsor (including the proposed acquisition of any assets pursuant to the Support Agreement) will be subject to our related party transaction policy, which will require prior approval of such transaction by our Corporate Governance and Conflicts Committee. That committee will be comprised of at least three directors, each of whom will satisfy the requirements for independence under applicable laws and regulations of the Securities and Exchange Commission, or the “SEC,” and the rules of the NASDAQ Global Select Market. See “Risk factors—Risks related to our relationship with our Sponsor,” “Certain relationships and related party transactions—Procedures for review, approval and ratification of related-

person transactions; conflicts of interest” and “Management—Committees of the board of directors—Corporate Governance and Conflicts Committee” for a discussion of the risks associated with our organizational and ownership structure and corporate strategy for mitigating such risks.

Organizational Transactions

Formation Transactions

SunEdison Emerging Markets Yield, Inc. is a Delaware corporation formed on September 12, 2014 by SunEdison to serve as the issuer of the Class A common stock offered hereby. Shortly thereafter, we granted certain employees of SunEdison who will perform services for us equity incentive awards under the SunEdison Emerging Markets Yield, Inc. 2014 Long-Term Incentive Plan, or the “2014 Incentive Plan,” in the form of restricted shares of EM Yieldco. See “Executive officer compensation—Equity incentive awards.”

EM Yieldco, LLC will be formed by SunEdison prior to the completion of the offering as a Delaware limited liability company that will own and operate through its subsidiaries a portfolio of contracted clean power generation assets acquired and to be acquired from SunEdison and unaffiliated third parties. Following its formation and prior to the completion of this offering, SunEdison and its subsidiaries will contribute to EM LLC the solar energy projects developed or acquired by SunEdison that are included in our initial portfolio, which we refer to as the “Initial Asset Transfers” or “Contributed Projects.” Prior to the completion of this offering, we expect that EM LLC will enter into a new $         million term loan bridge facility, or the “Bridge Facility,” to provide funding for any acquisitions of clean technology energy projects developed by third parties that may be completed by EM LLC prior to the completion of this offering or to repay certain of the project-level indebtedness incurred by projects included in our initial portfolio.

We collectively refer to these transactions as the “Formation Transactions.”

Offering Transactions

In connection with and, in certain cases, concurrently with the completion of, this offering, based on an assumed initial public offering price of $         per share, which is the midpoint of the range listed on the cover of this prospectus:

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we will amend and restate EM Yieldco’s certificate of incorporation to provide for Class A common stock, Class B common stock and Class B1 common stock (which Class B1 Common Stock may be issued in the future upon a reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third parties), at which time SunEdison’s interest in EM Yieldco’s common equity will solely be shares of Class B common stock and interests in EM LLC (as described below) and the restricted shares issued under the 2014 Incentive Plan will automatically convert into a number of shares of Class A common stock that represent an aggregate     % economic interest in EM LLC, subject to certain adjustments to prevent dilution;

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we will amend EM LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units (which Class B1 units may be issued in the future upon a reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third parties) and to convert our Sponsor’s interest in EM Yieldco’s common equity into Class B units, issue to EM Yieldco a number of Class A units equal to the number of shares of Class A common stock (including any restricted shares) outstanding immediately after EM Yieldco amends and restates its certificate of incorporation as described above, issue the IDRs to our Sponsor and appoint EM Yieldco as the sole managing member of EM LLC;

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EM Yieldco will issue             shares of its Class A common stock to the purchasers in this offering (or             shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting underwriting discounts and commissions but before offering expenses;

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EM Yieldco will use all of the net proceeds from this offering to purchase newly issued Class A units of EM LLC, representing     % of EM LLC’s outstanding membership units (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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EM LLC will use such proceeds to repay the Bridge Facility (including accrued interest), to pay fees and expenses associated with the Revolver (as defined below), and for general corporate purposes, which may include future acquisitions of clean energy assets from our Sponsor pursuant to the Support Agreement or from third parties;

•	EM Operating LLC will enter into a new $ million revolving credit facility, or the “Revolver,” which will remain undrawn at the completion of this offering; and

•	EM Yieldco will enter into various agreements with our Sponsor, including the Support Agreement, the Management Services Agreement and the Repowering Services ROFR Agreement.

We collectively refer to the foregoing transactions as the “Offering Transactions” and, together with the Formation Transactions, as the “Organizational Transactions.”

We intend to use any net proceeds we receive as a result of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B units (and shares of Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions, and immediately cancel such Class B units (and shares of Class B common stock) contemporaneously with EM LLC issuing Class A units to us. Accordingly, we will not retain any such proceeds used by us to acquire Class B units (and shares of Class B common stock) from our Sponsor.

Immediately following the completion of this offering:

•	EM Yieldco will be a holding company and the sole material asset of EM Yieldco will be the Class A units of EM LLC;

•	EM Yieldco will be the sole managing member of EM LLC and will control the business and affairs of EM LLC and its subsidiaries;

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EM Yieldco will hold         Class A units of EM LLC representing approximately     % of EM LLC’s total outstanding membership units (or     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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SunEdison, through a wholly owned subsidiary, will own Class B units of EM LLC, representing approximately     % of EM LLC’s total outstanding membership units (or     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	SunEdison or one of its wholly owned subsidiaries will be the holder of the IDRs;

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SunEdison, through the ownership by a wholly owned subsidiary of our Class B common stock, will have     % of the combined voting power of all of our common stock and, through such subsidiary’s ownership of Class B units of EM LLC, will hold, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met and certain limitations during the Subordination Period, approximately     % of the economic interest in our business (or     % of the combined voting power of our common stock and a     % economic interest in our business if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

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the purchasers in this offering will own shares of our Class A common stock, representing     % of the combined voting power of all of our common stock and, through our ownership of Class A units of EM LLC, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met, approximately     % of the economic interest in our business (or     % of the combined voting power of our common stock and a     % economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

SunEdison (or any other permitted holder) may exchange its Class B units or Class B1 units in EM LLC, together with a corresponding number of shares of Class B common stock or shares of Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the exchange agreement we will enter into with SunEdison concurrently with the completion of this offering. When a holder exchanges a Class B unit or Class B1 unit of EM LLC for a share of our Class A common stock, (i) EM LLC will cancel the Class B units or Class B1 units, as applicable, (ii) EM LLC will issue additional Class A units to us, (iii) we will cancel a corresponding number of shares of our Class B common stock or Class B1 common stock, as applicable, and (iv) we will issue a corresponding number of shares of Class A common stock to such holder. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Exchange Agreement.”

We have established the Class B1 common stock and Class B1 units primarily to be issued in connection with resetting the IDR target distribution levels. We may issue such shares and units in the future in connection with acquisitions from our Sponsor or third parties.

The following chart summarizes certain relevant aspects of our ownership structure and principal indebtedness, as of June 30, 2014, after giving effect to the Organizational Transactions and this offering, based on the assumptions set forth in “—The offering—Certain assumptions”:

(Notes continued on following page)

(1)	Our Sponsor’s economic interest is subject to certain limitations on distributions to holders of Class B units during the Subordination Period. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Distributions.” In the future, our Sponsor may receive Class B1 units and Class B1 common stock in connection with a reset of the IDR target distribution levels or sales of projects to EM LLC.

(2)	The economic interest of holders of Class A units, Class B units and Class B1 units, and, in turn, holders of shares of Class A common stock, is subject to the right of holders of the IDRs to receive a portion of distributions after certain distribution thresholds are met. See “—The offering—IDRs” and “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Distributions.”

(3)	Incentive distribution rights, or “IDRs,” represent a variable interest in distributions by EM LLC and therefore cannot be expressed as a fixed percentage interest. All of our IDRs will be issued to SunEdison Holdings Corporation, which is a wholly owned subsidiary of our Sponsor. In connection with a reset of the target distribution levels, holders of IDRs will be entitled to receive newly issued Class B1 units of EM LLC and shares of our Class B1 common stock. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC— Distributions” for further description of the IDRs and “Description of capital stock—Class B1 common stock” for further description of the Class B1 common stock.

(4)	Concurrently with the completion of this offering, EM Operating LLC plans to enter into the Revolver, which will provide for a revolving line of credit of $ million. The closing of the Revolver will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions.

(5)	All of our project-level indebtedness is denominated in either Indian Rupee or Malaysian Ringgit. We converted such indebtedness into U.S. dollars using the applicable conversion rate as of June 30, 2014. For additional information regarding our project-level indebtedness, see “Description of certain indebtedness—Project-level financing arrangements.”

Material tax consequences

If we make a distribution from current or accumulated earnings and profits, as computed for United States federal income tax purposes, such distribution will generally be taxable to holders of our Class A common stock in the current period as ordinary income for United States federal income tax purposes, eligible under current law for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. If a distribution exceeds our current and accumulated earnings and profits as computed for United States federal income tax purposes, such excess distribution will constitute a non-taxable return of capital to the extent of a holder’s United States federal income tax basis in our Class A common stock and will result in a reduction of such basis. The portion of any such excess distribution that exceeds a holder’s basis in our Class A common stock will be taxed as capital gain. While we expect that a portion of our distributions to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for United States federal income tax purposes and therefore constitute a non-taxable return of capital to the extent of a holder’s basis in our Class A common stock, no assurance can be given that this will occur. See “Risk factors—Risks related to taxation—Distributions to holders of our Class A common stock may be taxable as dividends.” Upon the sale of our Class A common stock, the holder generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the holder and the holder’s basis in the Class A common stock sold, adjusted to reflect prior distributions that were treated as return of capital. Based on our current portfolio of assets and their depreciation schedule, we expect to generate net operating losses, or “NOLs,” and NOL carryforwards that we can utilize to offset future taxable income. As such, we do not anticipate paying significant United States federal income taxes for a period of approximately ten years. If you are a non-U.S. investor, please read “Material United States federal income tax consequences to non-U.S. holders” for a more complete discussion of the expected material United States federal income tax consequences of owning and disposing of shares of our Class A common stock.

Certain risk factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk factors,” before investing in our Class A common stock.

Risks related to our business include, among others:

•	counterparties to our PPAs may not fulfill their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cash flows;

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we may enter into PPAs for certain projects that will be subject to periodic price adjustments or require renegotiation of price terms over time, and if the price terms under these PPAs fall below the initial price terms, our business, financial condition, results of operations and cash flows may be materially and adversely affected;

•

certain of the PPAs for the projects in our initial portfolio and those for projects that we may acquire in the future contain, or will contain, provisions that allow the offtake purchaser to terminate or buy out the project or require us to pay liquidated damages upon the occurrence of certain events, and if these provisions are exercised our cash available for distribution could materially decline; and

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the growth of our business depends on locating and acquiring interests in additional, attractive clean energy projects in emerging markets from our Sponsor and unaffiliated third parties at favorable prices.

Risks related to our international operations include, among others:

•	we operate in emerging markets and may expand our operations into countries where we currently have no presence, which subjects us to economic, social and political risks and uncertainties;

•	changes in foreign withholding taxes could adversely affect our results of operations; and

•	we are exposed to foreign currency exchange risks because all of our solar energy projects are located in foreign countries.

Risks related to our relationship with our Sponsor include, among others:

•	our Sponsor will be our controlling stockholder and will exercise substantial influence over EM Yieldco, and we are highly dependent on our Sponsor;

•	we may not be able to consummate future acquisitions from our Sponsor; and

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our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of holders of our Class A common stock and that may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks related to an investment in the Class A common stock offered in this offering include, among others:

•	we may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future;

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the assumptions underlying the forecasts presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution to differ materially from our forecasts;

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we are a holding company and our only material asset after completion of this offering will be our interest in EM LLC, and we are accordingly dependent upon distributions from EM LLC and its subsidiaries to pay dividends and taxes and other expenses;

•	we are a “controlled company,” controlled by our Sponsor, whose interest in our business may be different from ours or yours;

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the holder or holders of our IDRs may elect to cause EM LLC to issue Class B1 units in connection with a resetting of target distribution levels, which could result in lower distributions to holders of our Class A common stock; and

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we are an “emerging growth company” and have elected in this prospectus, and may elect in future SEC filings, to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

Corporate information

Our principal executive offices are located at 600 Clipper Drive, Belmont, California 94002. Our telephone number is (650) 453-5600. Our internet site is www.                     .com. Information contained on our internet site is not incorporated by reference into the prospectus and does not constitute part of this prospectus.

JOBS Act

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the “Sarbanes-Oxley Act;”

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2020. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period election under Section 107(b). Therefore we are electing to delay adoption of new or revised accounting standards, and as a result, we may choose to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

The offering

Shares of Class A common stock offered by us	shares of our Class A common stock.

Option to purchase additional shares of our Class A common stock	We have granted the underwriters an option to purchase up to an additional shares of our Class A common stock, at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus. We intend to use the net proceeds from the exercise of such option, if any, to purchase Class B units (and shares of Class B common stock) from our Sponsor, which would be immediately cancelled in connection with our receiving a corresponding number of Class A units from EM LLC.

Shares of Class A common stock outstanding after this offering	shares of our Class A common stock (or shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Shares of Class B common stock outstanding after this offering	shares of our Class B common stock, all of which will be beneficially owned by our Sponsor.

Class A units and Class B units of EM LLC outstanding after this offering	Class A units and Class B units of EM LLC (or Class A units and Class B units of EM LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Shares of Class B1 common stock and Class B1 units outstanding after this offering	None.

We have established the Class B1 common stock and Class B1 units primarily to be issued in connection with resetting the IDR target distribution levels. We may issue such shares and units in the future in connection with acquisitions from our Sponsor or third parties.

Use of proceeds	Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, we estimate that the net proceeds to us from this offering will be approximately $ million after deducting underwriting discounts and commissions.

We intend to use the net proceeds from this offering to acquire newly issued Class A units of EM LLC directly from EM LLC, representing % of EM LLC’s outstanding membership units after this offering (calculated without regard to the IDRs) assuming the underwriters do not exercise their option to purchase additional shares, or     % if the underwriters exercise that option to purchase additional shares. EM Yieldco will not retain any net proceeds from this offering.

EM LLC will use the net proceeds from this offering to repay all outstanding indebtedness (including accrued interest) under the Bridge Facility and to pay fees and expenses related to the Revolver. Any of the $ proceeds remaining after the foregoing will be used for general corporate purposes, which may include future acquisitions of clean energy assets from SunEdison pursuant to the Support Agreement or from unaffiliated third parties. As of the date of this prospectus, we have not identified any other specific potential future acquisitions other than under the Support Agreement, as discussed elsewhere in this prospectus.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the additional net proceeds will be approximately $ million after deducting underwriting discounts and commissions. We will use any such additional net proceeds to purchase Class B units of EM LLC (and shares of our Class B common stock) from our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions, following which those Class B units (and the related shares of Class B common stock) would be immediately cancelled in connection with our receiving a corresponding number of Class A units from EM LLC.

Our Sponsor will not receive any of the net proceeds or other consideration in connection with this offering, other than: (i) the net proceeds used by us to purchase Class B units of EM LLC (and the related shares of Class B common stock) in the event the underwriters exercise their option to purchase additional shares; (ii) the Class B common stock, Class B units of EM LLC and the IDRs issued to it in the Offering Transactions; and (iii) any proceeds it receives from our acquisition of certain projects at the completion of this offering (as described in ‘‘—Organizational Transactions—Offering Transactions’’), or, as discussed above, if EM LLC elects in the future to use a portion of the net proceeds to fund acquisitions from our Sponsor.

Voting rights and stock lock-up	Each share of our Class A common stock and Class B1 common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

All of our Class B common stock will be held by our Sponsor or its controlled affiliates. Each share of our Class B common stock will entitle our Sponsor to 10 votes on matters presented to our stockholders generally. Our Sponsor, as the holder of our Class B common stock, will control a majority of the vote on all matters submitted to a vote of stockholders for the foreseeable future following the completion of this offering. Additionally, EM LLC’s amended and restated operating agreement will provide that our Sponsor (and its controlled affiliates) must continue to own a number of Class B units equal to 25% of the number of Class B units held by the Sponsor upon completion of this offering until the earlier of: (i) three years from the completion of this offering or (ii) the date EM LLC has made cash distributions in excess of the Third Target Distribution (as defined herein) for four quarters (which need not be consecutive). The number of shares of Class B common stock corresponding to such number of Class B units would represent a majority of the combined voting power of all shares of Class A common stock, Class B common stock and Class B1 common stock outstanding upon completion of this offering. Any Class B units of EM LLC transferred by our Sponsor (other than to its controlled affiliates) will be automatically exchanged (along with a corresponding number of shares of Class B common stock) into shares of our Class A common stock in connection with such transfer. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Issuances and transfer of units” and “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Exchange Agreement.”

Holders of our Class A common stock, Class B common stock and Class B1 common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. See “Description of capital stock.”

Economic interest	Immediately following this offering, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met, the purchasers in this offering will own in the aggregate a % economic interest in our business through our ownership of Class A units of EM LLC and our Sponsor will own a % economic interest in our business through its ownership of Class B units of EM LLC (or a % economic interest, a % economic interest and a % economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). See “—IDRs” and “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Distributions.”

Our Sponsor’s economic interest in our business, through its ownership of Class B units of EM LLC, is subject to the limitations on distributions to holders of Class B units of EM LLC during the Subordination Period.

Exchange and registration rights

Each Class B unit and each Class B1 unit of EM LLC, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, will be exchangeable for a share of our Class A common stock at any time, subject to equitable adjustments for stock splits, stock dividends and reclassifications, in accordance with the terms of the exchange agreement we will enter into with our Sponsor concurrently with the completion of this offering. Our Sponsor (or any other permitted holder) may exchange its Class B units or Class B1 units in EM LLC, together with a corresponding number of shares of Class B common stock or shares of Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, in accordance with the terms of the exchange agreement we will enter into with our Sponsor concurrently with the completion of this offering. When a holder exchanges a Class B unit or Class B1 unit of EM LLC for a share of our Class A common stock, (i) such holder will surrender such Class B unit or Class B1 unit, as applicable, and a corresponding share of our Class B common stock or Class B1 common stock, as applicable, to EM LLC, (ii) we will issue and contribute a share of Class A common stock to EM LLC for delivery of such share by EM LLC to the exchanging holder, (iii) EM LLC will issue a Class A unit to us, (iv) EM LLC will cancel the Class B unit or Class B1 unit, as applicable, and we will cancel the corresponding share of our Class B common stock or Class B1 common stock, as applicable, and (v) EM LLC will deliver the share of Class A common stock it receives to the exchanging holder. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Exchange Agreement.”

Pursuant to the registration rights agreement that we will enter into with our Sponsor concurrently with the completion of this offering, we will agree to file a registration statement for the sale of the shares of our Class A common stock that are issuable upon exchange of Class B units or Class B1 units of EM LLC upon request and cause that registration statement to be declared effective by the SEC as soon as practicable thereafter. See “Certain relationships and related party transactions—Registration Rights Agreement” for a description of the timing and manner limitations on resales of these shares of our Class A common stock.

Cash dividends:

Class A common stock	Upon completion of this offering, we intend to pay a regular quarterly dividend to holders of our Class A common stock. Our initial quarterly dividend will be set at $ per share of Class A common stock ($ per share on an annualized basis), which amount may be changed in the future without advance notice. Our ability to pay the regular quarterly dividend is subject to various restrictions and other factors described in more detail under the caption “Cash Dividend Policy.”

We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the 60th day following the last day of such fiscal quarter. With respect to our first dividend payable on , 2015, we intend to pay a pro-rated dividend (calculated from the completion date of this offering through and including , 2015) of $ per share of Class A common stock.

We believe, based on our financial forecast and related assumptions included in “Cash dividend policy—Estimated cash available for distribution for the twelve months ending December 31, 2015 and June 30, 2016” and our acquisition strategy, that we will generate sufficient cash available for distribution to support our Minimum Quarterly Distribution of $ per share of Class A common stock ($ per share on an annualized basis). However, we do not have a legal obligation to declare or pay dividends at such initial quarterly dividend level or at all. See “Cash dividend policy.”

Class B common stock	Holders of our Class B common stock will not have any right to receive cash dividends. See “Description of capital stock—Class B common stock—Dividend and liquidation rights.” However, holders of our Class B common stock will also hold Class B units issued by EM LLC. As a result of holding the Class B units, subject to certain limitations during the Subordination Period, our Sponsor will be entitled to share in distributions from EM LLC to its unit holders (including distributions to us as the holder of the Class A units of EM LLC). See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Distributions.”

Class B1 common stock	Holders of our Class B1 common will not have any right to receive cash dividends. See “Description of capital stock—Class B1 common stock—Dividend and liquidation rights.” However, holders of our Class B1 common stock will also hold Class B1 units issued by EM LLC. As a result of holding Class B1 units, such holders will be entitled to share in distributions from EM LLC to its unit holders (including distributions to us as the holder of the Class A units of EM LLC) pro rata based on the number of units held. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Distributions.”

IDRs	The IDRs represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of EM LLC’s quarterly distributions after the Class A units, Class B units and Class B1 units of EM LLC have received quarterly distributions in an amount equal to $ per unit, or the “Minimum Quarterly Distribution,” and the target distribution levels have been achieved. Our Sponsor may not sell, transfer, exchange, pledge (other than as collateral under its credit facilities) or otherwise dispose of the IDRs to any third party (other than its controlled affiliates) until after it has satisfied its $ million aggregate Projected FTM CAFD commitment to us in accordance with the Support Agreement. Our Sponsor will pledge the IDRs as collateral under its existing credit agreement, but the IDRs may not be transferred upon foreclosure until after our Sponsor has satisfied its Projected FTM CAFD commitment to us. Our Sponsor has granted us a right of first refusal with respect to any proposed sale of IDRs to a third party (other than its controlled affiliates), which we may exercise to purchase the IDRs proposed to be sold on the same terms offered to such third party at any time within 30 days after we receive written notice of the proposed sale and its terms.
If for any quarter:

•

EM LLC has made cash distributions to the holders of its Class A units, Class B1 units and, subject to the Subordination Period, Class B units in an amount equal to the Minimum Quarterly Distribution; and

•	EM LLC has distributed cash to the holders of its Class A units and Class B1 units in an amount necessary to eliminate any arrearages in payment of the Minimum Quarterly Distribution;

then EM LLC will make additional cash distributions for that quarter to holders of its Class A units, Class B units and Class B1 units and the IDRs in the following manner:

•

first, to all holders of Class A units, Class B1 units and Class B units, pro rata, until each holder receives a total of $         per unit for that quarter, or the “First Target Distribution” (150.0% of the Minimum Quarterly Distribution);

•

second, 85.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives a total of $         per unit for that quarter, or the “Second Target Distribution” (175.0% of the Minimum Quarterly Distribution);

•

third, 75.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives a total of $         per unit for that quarter, or the “Third Target Distribution” (200.0% of the Minimum Quarterly Distribution); and

•	thereafter, 50.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 50.0% to the holders of the IDRs.

The following table illustrates the percentage allocations of distributions between the holders of Class A units, Class B units and Class B1 units of EM LLC and the IDRs based on the specified target distribution levels. The amounts set forth under the column heading “Marginal percentage interest in distributions” are the percentage interests of the holders of Class A units, Class B units and Class B1 units of EM LLC and the IDRs in any distributions EM LLC makes up to and including the corresponding amount in the column “Total quarterly distribution per unit.” The percentage interests set forth below assume there are no arrearages on Class A units or Class B1 units of EM LLC.

	Total quarterly distribution per unit		Marginal percentage interest in distributions to
		Unitholders	IDR holders
Minimum Quarterly Distribution		up to $ (1)%	%
First Target Distribution	above $	up to $ (2)%	%
Second Target Distribution	above $	up to $ (3)%	%
Third Target Distribution	above $	up to $ (4)%	%
Thereafter	above $	%	%

(1)	This amount is equal to the Minimum Quarterly Distribution.

(2)	This amount is equal to 150.0% of the Minimum Quarterly Distribution.

(3)	This amount is equal to 175.0% of the Minimum Quarterly Distribution.

(4)	This amount is equal to 200.0% of the Minimum Quarterly Distribution.

Right to reset incentive distribution levels	Our Sponsor, as the holder of the IDRs, has the right, after EM LLC has made cash distributions in excess of the Third Target Distribution (e.g., 50% to holders of units and 50% to the holder of the IDRs) for four consecutive quarters, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our Sponsor of incentive distribution payments based on the target distribution levels prior to the reset, our Sponsor will be entitled to receive a number of newly issued Class B1 units of EM LLC and shares of our Class B1 common stock based on the formula described below that takes into account the “cash parity” value of the cash distributions related to the IDRs for the two consecutive quarters immediately prior to the reset event as compared to the cash distribution per unit in such quarters.

The number of Class B1 units of EM LLC and shares of Class B1 common stock to be issued in connection with a resetting of the Minimum Quarterly Distribution amount and the target distribution levels then in effect would equal the quotient determined by dividing (i) the average aggregate amount of cash distributions received in respect of the IDRs during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (ii) the average of the aggregate amount of cash distributed per Class A unit, Class B1 unit and Class B unit of EM LLC during each of those two quarters.

Post-Reset IDRs	Following a reset election, a baseline Minimum Quarterly Distribution amount will be calculated as an amount equal to the average cash distribution amount per Class A unit, Class B1 unit and Class B unit of EM LLC for the two consecutive fiscal quarters immediately preceding the reset election, which amount we refer to as the “Reset Minimum Quarterly Distribution,” and the target distribution levels will be reset to be correspondingly higher than the Reset Minimum Quarterly Distribution. Following a resetting of the Minimum Quarterly Distribution amount, EM LLC would make distributions for each quarter ending after the reset date as follows:

•

first, to all holders of Class A units, Class B1 units and Class B units, pro rata, until each holder receives an amount per unit for that quarter equal to 115.0% of the Reset Minimum Quarterly Distribution;

•

second, 85.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives an amount per unit for that quarter equal to 125.0% of the Reset Minimum Quarterly Distribution;

•

third, 75.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives an amount per unit for that quarter equal to 150.0% of the Reset Minimum Quarterly Distribution; and

•	thereafter, 50.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 50.0% to the holders of the IDRs.

Subordination of Class B units	During the Subordination Period, holders of the Class B units of EM LLC will not be entitled to receive any distributions until the Class A units and Class B1 units of EM LLC (if any) have received the Minimum Quarterly Distribution for such quarter plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. Class B units of EM LLC will not accrue arrearages.

Subordination Period	The “Subordination Period” means the period beginning on the closing date of this offering and extending until each of the following tests has been met, which will be a minimum three-year period ending no earlier than the beginning of the period for which a distribution is paid for the first quarter of 2018:

•

distributions of CAFD on each of the outstanding Class A units, Class B units and Class B1 units of EM LLC equaled or exceeded $         per unit (the annualized Minimum Quarterly Distribution) for each of the three consecutive, non-overlapping, four-quarter periods immediately preceding that date;

•

the CAFD generated during each of the three consecutive, non-overlapping, four-quarter periods immediately preceding that date equaled or exceeded the sum of $         per unit (the annualized Minimum Quarterly Distribution) on all of the outstanding Class A units, Class B units and Class B1 units of EM LLC during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the Minimum Quarterly Distribution on the Class A units or Class B1 units of EM LLC.

Notwithstanding the foregoing, the Subordination Period will automatically terminate when each of the following tests are met:

•

distributions of CAFD on each of the outstanding Class A units, Class B units and Class B1 units of EM LLC equaled or exceeded $         per unit (200.0% of the annualized Minimum Quarterly Distribution) for the four-quarter period immediately preceding that date;

•

the CAFD generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $         per unit (200.0% of the annualized Minimum Quarterly Distribution) on all of the outstanding Class A units, Class B units and Class B1 units of EM LLC during such four quarters on a fully diluted basis, and (ii) the corresponding distributions on the IDRs during such four quarters; and

•	there are no arrearages in payment of the Minimum Quarterly Distributions on the Class A units or Class B1 units of EM LLC.

Material federal income tax consequences to non-U.S. holders	For a discussion of the material federal income tax consequences that may be relevant to prospective investors who are non-U.S. holders, please read “Material United States federal income tax consequences to non-U.S. holders.”

Reserved share program	At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program.

Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. See “Underwriting (conflicts of interest).”

Conflicts of interest	An affiliate of J.P. Morgan Securities LLC is a lender under our Bridge Facility. As described in “Use of proceeds,” a portion of the net proceeds of this offering will be used to repay amounts outstanding under our Bridge Facility. Because an affiliate of J.P. Morgan Securities LLC will receive more than 5% of the net proceeds of this offering due to the repayment of amounts outstanding under our Bridge Facility, J.P. Morgan Securities LLC is deemed to have a conflict of interest under FINRA Rule 5121. Accordingly, this offering will be conducted in compliance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. has agreed to act as the qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act specifically including those inherent in Section 11 of the Securities Act.

Stock exchange listing	We intend to list our Class A common stock on the NASDAQ Global Select Market under the symbol “ .”

Controlled company exemption	After completion of this offering, we will be considered a “controlled company” for the purposes of the NASDAQ Global Select Market listing requirements. As a “controlled company,” we are not required to establish a compensation or nominating committee under the listing rules of the NASDAQ Global Select Market and we do not intend to establish such committees in connection with the completion of this offering.

Certain assumptions

The number of shares of our common stock and the number of units of EM LLC to be outstanding after this offering, the combined voting power that identified stockholders will hold after this offering and the economic interest in our business that identified stockholders will hold after this offering are based on             shares of our Class A common stock,             shares of our Class B common stock,             Class A units of EM LLC and             Class B units of EM LLC outstanding immediately after this offering and an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, and excludes:

•

            shares of our Class A common stock which may be issued upon the exercise of the underwriters’ option to purchase additional shares of our Class A common stock and the corresponding number of Class A units of EM LLC that we would purchase from EM LLC with the net proceeds therefrom;

•	shares of our Class A common stock reserved for issuance upon the subsequent exchange of Class B units of EM LLC that will be outstanding immediately after this offering; and

•

            shares of our Class A common stock reserved for future issuance under our 2014 Incentive Plan, including an aggregate of approximately             shares underlying restricted stock units that are expected to be granted to several persons who have provided or are expected to provide services to us in connection with the completion of this offering as discussed in “Executive officer compensation—Equity incentive awards—IPO Grants.”

Except as otherwise indicated, all information in this prospectus also assumes:

•	we will file our amended and restated certificate of incorporation and adopt our amended and restated bylaws immediately prior to the completion of this offering;

•	we will cause EM LLC to amend and restate its operating agreement immediately prior to the completion of this offering; and

•	an initial public offering price of $ per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus.

Summary historical and pro forma financial data

The following table shows summary historical and pro forma financial data at the dates and for the periods indicated. The summary historical financial data as of and for the years ended December 31, 2012 and 2013 have been derived from the audited combined financial statements of our accounting predecessor included elsewhere in this prospectus. The summary historical financial data as of and for the six months ended June 30, 2013 and 2014 have been derived from the unaudited condensed combined financial statements of our accounting predecessor included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The historical combined financial statements of our accounting predecessor as of December 31, 2012 and 2013, for the years ended December 31, 2012 and 2013, as of June 30, 2014, and for the six months ended June 30, 2013 and 2014 are intended to represent the financial results of SunEdison’s contracted renewable energy assets that have been or will be contributed to EM LLC as part of the Initial Asset Transfers.

The summary unaudited pro forma financial data have been derived by the application of pro forma adjustments to the historical combined financial statements of our accounting predecessor included elsewhere in this prospectus. The summary unaudited pro forma statements of operations data for the year ended December 31, 2013 and for the six months ended June 30, 2014 give effect to the Organizational Transactions (as described under “—Organizational Transactions”), including the use of the estimated net proceeds from this offering, as if they had occurred on January 1, 2013. The summary unaudited pro forma balance sheet data as of June 30, 2014 give effect to the Organizational Transactions, this offering and the use of the estimated net proceeds therefrom, as if each had occurred on June 30, 2014. See “Unaudited pro forma condensed financial statements” for additional information. As described in “—Organizational Transactions,” EM Yieldco will own approximately             % of EM LLC’s outstanding membership interests after completion of the Organizational Transactions based on the assumptions set forth in “—The offering—Certain assumptions,” including no exercise by the underwriters of their option to purchase additional shares.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s discussion and analysis of financial condition and results of operations” and “Certain relationships and related party transactions—Management Services Agreement.”

Our summary unaudited pro forma financial data are presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our summary unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a public company during the periods presented and may not be indicative of our future performance.

Financial data of SunEdison Emerging Markets Yield, Inc. has not been presented in this prospectus as it is a newly incorporated entity, had no business transactions or activities and had no assets or liabilities during the periods presented in this prospectus.

	For the year ended December 31,			For the six months ended June 30,
(in thousands, except operational data)	2012	2013	Pro forma 2013	2013	2014	Pro forma 2014
			(unaudited)	(unaudited)		(unaudited)

Statement of Operations Data:
Revenue	$1,544	$2,670	$	$931	$5,380

Operating costs and expenses:
Cost of operations	22	62		40	247
Cost of operations-affiliate	59	145		15	302
General and administrative	144	187		163	267
General and administrative-affiliate	359	1,343		672	541
Depreciation and accretion	406	702		213	1,424

Total operating costs and expenses	990	2,439		1,103	2,781

Operating income (loss)	554	231		(172)	2,599

Other (income) expense:
Interest expense	1,009	1,612		1,298	2,461
Other (income) expense, net	(38)	57		(13)	50

Total other expenses, net	971	1,669		1,285	2,511

Income (loss) before income tax expense	(417)	(1,438)		(1,457)	88
Income tax expense	—	123		125	—

Net (loss) Income	$(417)	$(1,561)	$	$(1,582)	$88	$

Other Financial Data (unaudited):
Adjusted EBITDA(1)	$998	$504	$	$818	$4,457	$
Cash available for distribution(2)	(2,056)	1,783		27,538	2,114

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(397)	$(1,388)		$(788)	$1,301
Investing activities	1,439	(46,693)		(27,256)	996
Financing activities	(847)	49,748		32,429	(925)
Effect of exchange rate changes on cash	(1)	(89)		(112)	72

Balance Sheet Data (at period end):
Cash and cash equivalents	$271	$1,849			$3,293	$
Restricted cash(3)	588	8,350			6,608
Property and equipment, net	11,385	59,752			60,921
Total assets	13,168	73,411			75,007
Total liabilities	8,273	65,006			65,686
Total equity	4,895	8,435			9,321

Operating Data (for the period):
GWh sold(4) (unaudited)	8.9	13.2		4.4	17.5

(1)	Adjusted EBITDA is a non-GAAP financial measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net income plus interest expense, unrealized (gains) losses on interest rate swap, income taxes, depreciation and accretion and stock compensation expense after eliminating the impact of non-recurring items and other factors that we do not consider indicative of future operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for an analysis of our results as reported under generally accepted accounting principles, or “GAAP”. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	it adjusts for contract amortization, mark-to-market gains or losses, asset write-offs, impairments and factors that we do not consider indicative of future performance;

•

it reflects adjustments for factors that we do not consider indicative of future performance, even though we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•

although depreciation and accretion are non-cash charges, the assets being depreciated and the liabilities being accreted will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

	For the year ended December 31,			For the six months ended June 30,
(in thousands) (unaudited)	2012	2013	Pro forma 2013	2013	2014	Pro forma 2014
Net (loss) income	$(417)	$(1,561)	$	$(1,582)	$88	$

Add:
Depreciation and accretion	406	702		213	1,424
Interest expense	1,009	1,612		1,298	2,461
Unrealized (gains) loss on interest rate swap	—	(372)		764	484
Income tax expense	—	123		125	—
Stock compensation expense	—	—		—	—

Adjusted EBITDA	$998	$504	$	$818	$4,457	$

(2)	Cash available for distribution represents net cash provided by (used in) operating activities of EM LLC (i) plus or minus changes in assets and liabilities as reflected on our statements of cash flows, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities, (iii) minus cash distributions paid to non-controlling interests in our projects, if any, (iv) minus scheduled project-level and other debt service payments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, (vi) plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities and (vii) plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of our audit committee. Our intention is to cause EM LLC to distribute a portion of the cash available for distribution generated by our project portfolio as distributions each quarter, after appropriate reserves for our working capital needs and the prudent conduct of our business.

We disclose cash available for distribution because management recognizes that it will be used as a supplemental measure by investors and analysts to evaluate our liquidity. However, cash available for distribution is a non-GAAP measure and should not be considered an alternative to net income, net cash provided by (used in) operating activities or any other liquidity measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs. In addition, our calculation of cash available for distribution is not necessarily comparable to cash available for distribution as calculated by other companies. Investors should not rely on these measures as a substitute for any GAAP measure, including net income (loss) and net cash provided by (used in) operating activities. For a discussion of the risks and uncertainties with respect to our forecasted cash available for distribution see “Risk factors—Risks inherent in an investment in us—We may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future,” “—The assumptions underlying the forecast and targeted growth rate presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution in the aggregate and/or on a per-share basis, to differ materially from our forecasts,” and “—We are a holding company and our only material asset after completion of this offering will be our interest in EM LLC, as we are accordingly dependent upon distributions from EM LLC and its subsidiaries to pay dividends and taxes and other expenses.”

The most directly comparable GAAP measure to cash available for distribution is net cash provided by (used in) operating activities. The following table is a reconciliation of our net cash provided by (used in) operating activities to cash available for distribution for the periods presented:

	For the year ended December 31,			For the six months ended June 30,
(in thousands) (unaudited)	2012	2013	Pro forma 2013	2013	2014	Pro forma 2014
Net cash provided by (used in) operating activities	$(397)	$(1,388)	$	$(788)	$1,301	$
Changes in operating assets and liabilities	395	328		324	731
Deposits into/withdrawals from restricted cash accounts	(1,439)	8,225		24,572	(1,933)
Scheduled project-level and other debt service repayments	85	463		157	1,457
Other items (a)	(700)	(5,845)		3,273	558

Estimated cash available for distribution	$(2,056)	$1,783	$	$27,538	$2,114	$

(a)	Represents cash distributions to our Sponsor.

(3)	Restricted cash includes current restricted cash and non-current restricted cash included in “Other assets” in the combined financial statements.

(4)	For any period presented, GWh sold represents the amount of electricity measured in GWh that our projects generated and sold.

Risk factors

This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks related to our business

Counterparties to our PPAs may not fulfill their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cash flows.

All of the electric power generated by our initial portfolio of projects will be sold under long-term PPAs with public utilities or commercial, industrial or government end users. We expect the Call Right Projects will also have PPAs or similar offtake arrangements such as feed-in tariff programs. If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. To the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event a counterparty defaults. For example, the counterparties to the PPAs for the Indian projects included in our initial portfolio are governmental trading corporations and external events, such as severe economic downturn or poor financial health, could adversely affect their ability to pay for the electricity received. While we are entitled to charge penalty interest for any delay in payments under such PPA, the delay in recovering the amounts due could nonetheless have a material adverse effect on the cash flows from, and CAFD generated by, such projects.

We may enter into PPAs for certain projects that will be subject to periodic price adjustments or require renegotiation of price terms over time. If the price terms under these PPAs fall below the initial price terms, our business, financial condition, results of operations and cash flows may be materially and adversely affected.

In certain of our initial target markets, we may not be able to enter long-term PPAs with our customers due to applicable governmental regulation and thus cannot guarantee that we will be able to obtain the same pricing upon renewal. In addition, certain of our PPAs or other long-term arrangements with our customers are subject to price adjustments over time. For example, the PPAs for the Malaysian projects included in our initial portfolio provide for adjustments to the tariffs on the total solar energy generated in a year if the applicable Malaysian regulatory authority determines that the solar system has achieved grid parity. In addition, if the total solar energy generated in a year exceeds the planned amount for that year, the rate paid for the excess energy may be a price lower than the initial price. As a result, we are unable to ascertain the amount of reduction in price that may occur. If the price under any of our PPAs is reduced below the initial price, our business, financial condition, results of operations and cash flows may be materially and adversely affected.

Certain of the PPAs for the projects in our initial portfolio and those for projects that we may acquire in the future contain or will contain provisions that allow the offtake purchaser to terminate or buy out the project or require us to pay liquidated damages upon the occurrence of certain events. In addition, certain of our project financing arrangements provide for acceleration upon the occurrence of such events. If these provisions are exercised, our cash available for distribution could materially decline.

Certain of the PPAs for the projects in our initial portfolio and for those that we may acquire in the future allow the offtake purchaser to purchase the applicable project from us. Additionally, certain of the PPAs associated with projects in our initial portfolio allow the offtake purchaser to terminate the PPA or receive liquidated damages in the event certain operating thresholds, performance measures or any other material terms of the PPA are breached or are not achieved within specified time periods. We are therefore subject to the risk of counterparty termination or payment of damages based on such criteria for such projects. We cannot provide any assurance that PPAs containing such provisions will not be terminated or that we will not be required to pay liquidated damages with respect to projects governed by PPAs containing such provisions. If any such PPA is terminated or project bought out, we may not be able to enter into a replacement PPA or timely invest in a suitable replacement project. Any replacement PPA may be on terms less favorable to us than those that were terminated and any replacement project may possess economic characteristics less favorable to us than those of the project that was bought out. In the event a PPA is terminated, a project is bought out or we are required to pay liquidated damages under such provisions, it could materially and adversely affect our business, financial condition, results of operations and cash flows until we are able to obtain a replacement PPA on similar terms, reinvest in a suitable replacement project or the payment of such liquidated damages ceases.

Additionally, certain of the project-level financing arrangements for projects in our initial portfolio allow the lenders or investors to accelerate the repayment of the financing arrangement in the event that a PPA is terminated or if certain operating thresholds or performance measures are not achieved within specified time periods. We are therefore subject to the risk of lender or investor termination based on such criteria. In the event a project-level financing arrangement for one or more of our projects is accelerated under such provisions, it could materially and adversely affect our business, financial condition, results of operations and cash flows until we are able to obtain replacement financing on similar terms. We cannot provide any assurance that financing arrangements containing such provisions will not be terminated and repayments accelerated, or in the event of such termination or acceleration, that we will be able to enter into replacement financing arrangements on commercially reasonable terms or at all.

Certain of our PPAs and project-level financing arrangements include provisions that would permit the counterparty to terminate the contract or accelerate maturity in the event our Sponsor ceases to control or own, directly or indirectly, a majority of our company.

Certain of our PPAs and project-level financing arrangements contain change-of-control provisions that provide the counterparty with a termination right or the ability to accelerate maturity if a change-of-control consent is not received. These provisions are generally triggered in the event our Sponsor owns, directly or indirectly, less than 50% of the combined voting power of our outstanding capital stock or if our Sponsor ceases to be the majority owner, directly or indirectly, of the applicable project subsidiary. As a result, if our Sponsor ceases to control, or in some cases own a majority of, EM Yieldco, the counterparties could terminate such contracts or accelerate the maturity of such financing arrangements. The termination of any of our PPAs or the acceleration of the maturity of any of our project-level financing as a result of a change in control of EM Yieldco could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to replace expiring PPAs with contracts on similar terms. If we are unable to replace an expired distributed generation PPA with an acceptable new contract, we may be required to remove the solar energy assets from the site or, alternatively, we may sell the assets to the site host.

We may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, including at prices that permit operation of the related facility on a profitable basis. If we are unable to replace an expiring PPA with an acceptable new project, the affected site may temporarily or permanently cease operations. In the case of a distributed generation project that ceases operations, the PPA terms generally require that we remove the assets, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. The cost of removing a significant number of distributed generation projects could be material. Alternatively, we may agree to sell the assets to the site owner, but we can offer no assurances as to the terms and conditions, including price, that we would receive in any sale, and the sale price may not be sufficient to replace the revenue previously generated by the project.

Certain of our PPAs do not include inflation-based price increases.

Certain of the PPAs that have been entered into for the projects in our initial portfolio and the Call Right Projects do not contain inflation-based price increase provisions. Certain of the countries in which we have operations, or that we may expand into in the future, have in the past experienced high inflation. To the extent that the countries in which we conduct our business experience high rates of inflation, thereby increasing our operating costs in those countries, we may not be able to generate sufficient revenues to offset the effects of inflation, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

A material increase in the availability of utility-generated electricity or electricity from other sources could increase competition for new PPAs.

Generally, the decision by an end user to buy energy from projects in our initial portfolio is primarily driven by a deficit of available energy in such markets and the availability of domestic resources to meet those needs in a timely fashion. The end user’s decision may also be affected by the cost of other conventional and clean energy sources. Decreases in the retail prices of electricity supplied by utilities or other clean energy sources could harm our ability to offer competitive pricing and to sign new customers. The availability of electricity could increase and the price of electricity could decrease in our target markets for a number of reasons, including:

•	the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy facilities;

•	the construction of additional electric transmission and distribution lines;

•	a reduction in the price of natural gas, including as a result of new drilling techniques or a relaxation of associated regulatory standards; and

•	the development of new clean energy technologies.

An increase in the availability of electricity or reduction in retail electricity prices in our target markets would make the purchase of solar energy less economically attractive. In addition, a shift in the timing of peak rates for utility-supplied electricity to a time of day when solar energy generation is less efficient or not available could make solar energy less competitive and reduce demand. If the availability of energy were to increase or the price of electricity were to decrease in the markets in which we operate, we would be at a competitive disadvantage, we may be unable to attract new customers and our growth may be limited.

We are exposed to risks associated with the projects in our initial portfolio that are newly constructed and the Call Right Projects that are newly constructed or are under construction.

Our expectations for the operating performance of newly constructed projects and projects under construction are based on assumptions and estimates made without the benefit of operating history. Projections contained in this prospectus regarding our ability to pay dividends to holders of our Class A common stock assume such projects perform to our expectations. However, the ability of these projects to meet our performance expectations is subject to the risks inherent in newly constructed power generation facilities and the construction of such facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures and outages. The failure of these facilities to perform as we expect could have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to pay dividends to holders of our Class A common stock.

In addition, certain of the Call Right Projects are under construction and may not be completed on schedule or at all, in which case any such project would not be available for acquisition by us during the time frame we currently expect or at all. Since our primary growth strategy is the acquisition of new clean energy projects, including under the Support Agreement, a delay in our ability to acquire a Call Right Project could materially and adversely affect our expected growth.

We have a limited operating history and as a result there is no assurance we can operate on a profitable basis.

We have a relatively new portfolio of assets, including several projects that have only recently commenced operations, and a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation, particularly in a rapidly evolving industry such as ours. We cannot assure you that we will be successful in addressing the risks we may encounter, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur unexpected expenses if the suppliers of components in our solar energy projects default in their warranty obligations.

The solar panels, inverters, modules and other system components utilized in our solar energy projects are generally covered by manufacturers’ warranties, which typically range from five to 20 years. In the event any such components fail to operate as required, we may be able to make a claim against the applicable warranty to cover all or a portion of the expense associated with the faulty component. However, these suppliers could cease operations and no longer honor the warranties, which would leave us to cover the expense associated with the faulty component. Our business, financial condition, results of operations and cash flows could be materially adversely affected if we cannot make claims under warranties covering our projects.

The growth of our business depends on locating and acquiring interests in additional, attractive clean energy projects in emerging markets from our Sponsor and unaffiliated third parties at favorable prices.

Our primary business strategy is to acquire clean energy projects that are operational at the time of acquisition. We may also, in limited circumstances, acquire clean energy projects that are pre-operational. We intend to pursue opportunities to acquire projects from both our Sponsor and third parties. The following factors, among others, could affect the availability of attractive projects to grow our business:

•	competing bids for a project, including from companies that may have substantially greater capital and other resources than we do;

•

fewer third-party acquisition opportunities than we expect, which could result from, among other things, available projects having less desirable economic returns or higher risk profiles than we believe suitable for our business plan and investment strategy;

•

our Sponsor’s failure to complete the development of (i) the Call Right Projects, which could result from, among other things, challenges in obtaining necessary permits, failure to procure the requisite financing, equipment or interconnection, or an inability to satisfy the conditions to effectiveness of project agreements such as PPAs, and (ii) any of the other projects in its development pipeline in a timely manner, or at all, in either case, which could limit our acquisition opportunities under the Support Agreement; and

•	our failure to exercise our rights under the Support Agreement to acquire assets from our Sponsor.

We will not be able to achieve our target dividend per share annual growth rate unless we are able to acquire additional clean energy projects in emerging markets at favorable prices.

Our acquisition strategy exposes us to substantial risks.

The acquisition of power generation assets is subject to substantial risks, including the failure to identify material problems during due diligence (for which we may not be indemnified post-closing), the risk of over-paying for assets or not making acquisitions on an accretive basis, the ability to obtain or retain customers and, if the projects are in new markets, the risk of entering markets where we have limited or no experience. While we will perform our due diligence on prospective acquisitions, we may not be able to discover all potential operational deficiencies in such projects. The integration and consolidation of acquisitions requires substantial human, financial and other resources and may divert management’s attention from our existing business concerns, disrupt our ongoing business or otherwise fail to be successfully integrated. There can be no assurance that any future acquisitions will perform as expected or that the returns from such acquisitions will support the financing utilized to acquire them or maintain them. As a result, the consummation of acquisitions may have a material adverse effect on our ability to execute our growth strategy, business, financial condition, results of operations and cash flows and ability to pay dividends to holders of our Class A common stock.

In addition, the development of clean energy projects is a capital intensive, high-risk business that relies heavily on the availability of debt and equity financing sources to fund projected construction and other projected capital expenditures. As a result, in order to successfully develop a clean energy project, development companies, including our Sponsor, from which we may seek to acquire projects, must obtain at-risk funds sufficient to complete the development phase of their projects. We, on the other hand, must anticipate obtaining funds from equity or debt financing sources, including under our Revolver, or from government grants in order to successfully fund and complete acquisitions of projects. Any significant disruption in the credit or capital markets, or a significant increase in interest rates, could make it difficult for our Sponsor or other development companies to successfully develop attractive projects as well as limit their ability to obtain project-level financing to complete the construction of a project we may seek to acquire. It could also adversely affect our ability to fund acquisitions and/or operating costs. If our Sponsor or other development companies from which we seek to acquire projects are unable to raise funds when needed or if we or they are unable to secure adequate financing, the ability to grow our project portfolio may be limited, which could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition, results of operations and cash flows.

We may not be able to effectively identify or consummate any future acquisitions on favorable terms or at all. Additionally, even if we consummate acquisitions on terms that we believe are favorable, such acquisitions may in fact result in a decrease in cash available for distribution per Class A common share.

The number of acquisition opportunities for clean energy projects is limited. While our Sponsor will grant us the option to purchase the Call Right Projects and a right of first offer with respect to the ROFO Projects, we will compete with other companies for acquisition opportunities. This may increase our cost of making acquisitions or cause us to refrain from making acquisitions at all. Some of our competitors for acquisitions are much larger than us with substantially greater resources. These companies may be able to pay more for acquisitions and may be able to identify, evaluate, bid for and purchase a greater number of assets than our resources permit.

In addition, if we are unable to reach agreement with our Sponsor regarding the pricing of the Unpriced Call Right Projects, our acquisition opportunities may be more limited than we currently expect. In addition, if our Sponsor’s development of new projects slows, we also may have fewer opportunities to purchase projects from our Sponsor. If we are unable to identify and consummate future acquisitions, it will impede our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our Class A common stock.

Even if we consummate acquisitions that we believe will be accretive to our dividends per share, those acquisitions may in fact result in a decrease in dividends per share as a result of incorrect assumptions in our evaluation of such acquisitions, unforeseen consequences or other external events beyond our control. Furthermore, if we consummate any future acquisitions, our capitalization and results of operations may change significantly, and stockholders will generally not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Projects in our initial portfolio and that we may acquire may need governmental approvals and permits, including environmental approvals and permits, for construction and operation. Any failure to obtain and maintain necessary permits could adversely affect our growth.

The operation of solar energy projects is highly regulated, requires various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. We cannot predict whether all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial or loss of a permit essential to a project or the imposition of impractical conditions upon renewal could impair our ability to operate a project. In addition, we cannot predict whether the permits will attract significant opposition or whether the permitting process will be lengthened due to complexities, legal claims or appeals. Delays in the review and permitting process for a project can impair or delay our ability to acquire a project or increase the cost such that the project is no longer attractive to us. If we fail to satisfy the conditions or comply with the restrictions imposed by governmental approvals and permits, or the restrictions imposed by any other statutory or regulatory requirements, we may be subject to regulatory enforcement action, fines, penalties or additional costs or revocation of such approvals or permits and the operation of the applicable projects could be adversely affected. Any failure to procure, renew or maintain necessary authorizations and permits could materially adversely affect the continuing operation of our projects or our ability to acquire additional projects.

Laws, governmental regulations and policies supporting renewable energy, and specifically solar energy (including tax incentives), could change at any time, including as a result of new political leadership, and such changes may materially adversely affect our business and our growth strategy.

Renewable generation assets currently benefit from various national, provincial, state and local governmental incentives. Certain of the projects in our initial portfolio and certain Call Right Projects rely on capital subsidies from government authorities in jurisdictions where such projects are located. Governmental regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing distributed solar assets by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. In addition, unanticipated events beyond our control, such as a change in law may require us to make improvements or other modifications to one or more of our projects, which could have an adverse effect on our operating results. Our business could also be subject to new and burdensome interconnection processes, delays and upgrade costs or local permit and site restrictions.

In addition, we face risks related to potential changes in tax laws that may limit the benefits of solar energy investment. Government incentives provide significant support for renewable energy sources, such as solar energy, and a decrease in these tax benefits could increase the costs of investment in solar energy.

If any of the laws or governmental regulations or policies that support renewable energy, including solar energy, change or are terminated, or if we are subject to new and burdensome laws or regulations, such changes may have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, any changes to or termination of the regulations and governmental incentives discussed in detail under “Business—Government incentives” in this prospectus may also significantly affect our business.

Our ability to grow and make acquisitions with cash on hand may be limited by our cash dividend policy.

As discussed in “Cash dividend policy,” our dividend policy is to cause EM LLC to distribute the CAFD generated by our project portfolio (after deducting appropriate reserves for our working capital needs and the prudent conduct of our business) and to rely primarily upon external financing sources, including the issuance of debt and equity securities and, if applicable, borrowings under our Revolver, to fund our acquisitions and growth capital expenditures, which we define as costs and expenses associated with the acquisition of project assets from our Sponsor and third parties and capitalized expenditures on existing projects to expand capacity. We may be precluded from pursuing otherwise attractive acquisitions if the projected short-term cash flow from the acquisition or investment is not adequate to service the capital raised to fund the acquisition or investment, after giving effect to our available cash reserves. See “Cash dividend policy—Our ability to grow our business and dividend.”

We intend to use a portion of the CAFD generated by our project portfolio to pay regular quarterly cash dividends to holders of our Class A common stock. Our initial quarterly dividend will be set at $         per share of Class A common stock, or $         per share on an annualized basis. We established our initial quarterly dividend based upon a target payout ratio by EM LLC of approximately     % of projected annual CAFD. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain or increase our dividend per share. There will be no limitations in our amended and restated certificate of incorporation (other than a specified number of authorized shares) on our ability to issue equity securities, including securities ranking senior to our common stock. The incurrence of bank borrowings or other debt by EM Operating LLC or by our project-level subsidiaries to finance our growth strategy will result in increased interest expense and the imposition of additional or more restrictive covenants which, in turn, may impact the cash distributions we distribute to holders of our Class A common stock.

Our indebtedness could adversely affect our financial condition and ability to operate our business, including restricting our ability to pay cash dividends or react to changes in the economy or our industry.

As of June 30, 2014, after giving pro forma effect to the Organizational Transactions, we would have had approximately $         million of indebtedness and an additional $         million available for future borrowings under our Revolver. Our substantial debt following the completion of this offering could have important negative consequences on our financial condition, including:

•	increasing our vulnerability to general economic and industry conditions;

•

requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to pay dividends to holders of our Class A common stock or to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	limiting our ability to enter into or receive payments under long-term power sales or fuel purchases which require credit support;

•	limiting our ability to fund operations or future acquisitions;

•

restricting our ability to make certain distributions with respect to our capital stock and the ability of our subsidiaries to make certain distributions to us, in light of restricted payment and other financial covenants in our credit facilities and other financing agreements;

•	exposing us to the risk of increased interest rates because certain of our borrowings, which may include borrowings under our Revolver, are at variable rates of interest;

•

limiting our ability to obtain additional financing for working capital, including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

Our Revolver will contain financial and other restrictive covenants that limit our ability to return capital to stockholders or otherwise engage in activities that may be in our long-term best interests. Our inability to satisfy certain financial covenants could prevent us from paying cash dividends, and our failure to comply with those and other covenants could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment or enforce their security interests. The occurrence of an event of default under our Revolver could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness.

The agreements governing our project-level financing contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. The project-level financing agreements generally prohibit distributions or dividends from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios, such as debt service, leverage and loan life ratios, payment of operating and maintenance expenses, capital expenditures and finance charges and the satisfaction of scheduled payments under such financing agreements. Our inability to satisfy certain financial covenants may prevent cash distributions by the particular project(s) to us and our failure to comply with those or other covenants could result in an event of default which, if not cured or waived may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, results of operations and financial condition. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness. If we are unable to make distributions from our project-level subsidiaries, it would likely have a material adverse effect on our ability to pay dividends to holders of our Class A common stock. Certain financing agreements contain restricted cash provisions which require the deposit of cash into debt service or lockbox accounts, and require the maintenance of such accounts until certain conditions are satisfied or for the duration of the financing. As a result, funds subject to such restricted cash provisions will not be available for distribution by project entities, and any increase in restricted cash levels will decrease the amount of cash available to such project entity to make distributions or pay dividends to us. Additionally, the project financing arrangements for our Indian projects require that we obtain lender consent prior to making any distributions or paying any dividends from the project entity to us regardless of whether the other conditions of the financing arrangement have been satisfied.

For example, we were not in compliance with a financial maintenance covenant of the term loan for the Silverstar Pavilion project at the end of the second quarter of 2014. This non compliance constitutes an event of default. As a result, we are currently unable to distribute any cash generated by the Silverstar Pavilion project. Additionally, the lender may accelerate repayment of the loan at any time until such default is cured, and in such circumstances we would be required to obtain an alternative source of financing for the project in order to avoid a foreclosure and an associated loss of value. We can provide no assurance that, if such loan were accelerated, we would be able to replace the term loan on commercially reasonable terms or at all.

If our subsidiaries default on their obligations under their project-level indebtedness, this may constitute an event of default under our Revolver, and we may be required to make payments to lenders to avoid such default or to prevent foreclosure on the collateral securing the project-level debt. If we are unable to or decide not to make such payments, we would lose certain of our solar energy projects upon foreclosure.

Our subsidiaries incur, and we expect will in the future incur, various types of project-level indebtedness. Non-recourse debt is repayable solely from the applicable project’s revenues and is secured by the project’s physical assets, major contracts, cash accounts and, in many cases, our ownership interest in the project subsidiary. Limited recourse debt is debt where we have provided a limited guarantee, and recourse debt is debt where we have provided a full guarantee. If our subsidiaries default on projects subject to our full guarantee, we will be liable directly to those lenders; however, in the case of limited recourse debt, we are liable only to the extent of the collateral securing the debt. To satisfy recourse debt obligations, we may be required to use amounts distributed by our other subsidiaries as well as other sources of available cash, reducing our cash available to execute our business plan and pay dividends to holders of our Class A common stock. In addition, if our subsidiaries default on their obligations under non-recourse financing agreements this may, under certain circumstances, result in an event of default under our Revolver, allowing our lenders to foreclose on their security interests, including the pledge of any equity interests. Even if that is not the case, we may decide to make payments to prevent the lenders of these subsidiaries from foreclosing on the relevant collateral. Such a foreclosure could result in our losing our ownership interest in the subsidiary or in some or all of its assets. The loss of our ownership interest in one or more of our subsidiaries or some or all of their assets could have a material adverse effect on our business, financial condition, results of operations and cash flow.

If we are unable to renew letter of credit facilities, our business, financial condition, results of operations and cash flows may be materially adversely affected.

We expect our Revolver to include a letter of credit facility to support project-level contractual obligations. This letter of credit facility will need to be renewed after three years, at which time we will need to satisfy applicable financial ratios and covenants. If we are unable to renew our letters of credit as expected or if we are only able to replace them with letters of credit under different facilities on less favorable terms, we may experience a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, the inability to provide letters of credit may constitute a default under certain project-level financing arrangements, restrict the ability of the project-level subsidiary to make distributions to us and/or reduce the amount of cash available at such subsidiary to make distributions to us.

Our ability to raise additional capital to fund our operations may be limited.

Our ability to arrange additional financing, either at the corporate level or at a non-recourse project-level subsidiary, may be limited. Additional financing, including the costs of such financing, will be dependent on numerous factors, including:

•	general economic and capital market conditions;

•	credit availability from banks and other financial institutions;

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investor confidence in us, our partners, our Sponsor, as our principal stockholder (on a combined voting basis) and manager under the Management Services Agreement, and the regional wholesale power markets;

•	our financial performance and the financial performance of our subsidiaries;

•	our level of indebtedness and compliance with covenants in debt agreements;

•	maintenance of acceptable project credit ratings or credit quality, including maintenance of the legal and tax structure of the project-level subsidiary upon which the credit ratings may depend;

•	our cash flow; and

•	provisions of tax and securities laws that may impact raising capital.

We may not be successful in obtaining additional financing for these or other reasons. Furthermore, we may be unable to refinance or replace project-level financing arrangements or other credit facilities on favorable terms or at all upon the expiration or termination thereof. Our failure, or the failure of any of our projects, to obtain additional capital or enter into new or replacement financing arrangements when due may constitute a default under such existing indebtedness and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to generate revenue from certain utility solar energy projects depends on having interconnection arrangements and services.

Our future success will depend, in part, on our ability to maintain satisfactory interconnection agreements. If the interconnection or transmission agreement of a solar energy project is terminated for any reason, we may not be able to replace it with an interconnection and transmission arrangement on terms as favorable as the existing arrangement, or at all, or we may experience significant delays or costs related to securing a replacement. If a network to which one or more of the solar energy projects is connected experiences “down time,” which may be due to matters not within our control, such as substation or transmission network upgrades, the affected project may lose revenue and be exposed to non-performance penalties and claims from its customers. These may include claims for damages incurred by customers, such as the additional cost of acquiring alternative electricity supply at then-current spot market rates. The owners of the network will not usually compensate electricity generators for lost income due to down time. These factors could materially affect our ability to forecast operations and negatively affect our business, results of operations, financial condition and cash flow.

For some of our projects, we rely on electric interconnection and transmission facilities that we do not own or control and that are subject to transmission constraints. If these facilities fail to provide us with adequate transmission capacity, we may be restricted in our ability to deliver electric power to our customers and we may incur additional costs or forego revenues.

For our utility-scale projects, we depend on electric transmission facilities owned and operated by others to deliver the power we generate and sell at wholesale to our utility customers. A failure or delay in the operation or development of these transmission facilities or a significant increase in the cost of the development of such facilities could result in our losing revenues. Such failures or delays could limit the amount of power our operating facilities deliver or delay the completion of our Call Right Projects that are under construction. Additionally, such failures, delays or increased costs could have a material adverse effect on our business, financial condition and results of operations. If a region’s power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have a sufficient incentive to invest in expansion of transmission infrastructure. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets. In addition, certain of our operating facilities’ generation of electricity may be physically or economically curtailed without compensation due to transmission limitations or limitations on the transmission grid’s ability to accommodate all of the generating resources seeking to move power over or sell power through the grid, reducing our revenues and impairing our ability to capitalize fully on a particular facility’s generating potential. In certain markets in which we expect to acquire projects, the electrical transmission and distribution infrastructure generally needs significant improvement. Such curtailments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, economic congestion on the transmission grid (for instance, a positive price difference between the location where power is put on the grid by a project and the location where power is taken off the grid by the project’s customer) in certain of the bulk power markets in which we operate may occur and we may be deemed responsible for those congestion costs. If we were liable for such congestion costs, our financial results could be adversely affected.

We face competition from conventional and renewable energy companies.

The solar energy industry is highly competitive and continually evolving as market participants strive to distinguish themselves within their markets and compete with large incumbent utilities and new market entrants. We believe that our primary competitors are the incumbent utilities that supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these conventional utilities primarily based on price, predictability of price and the ease with which customers can switch to electricity generated by our solar energy systems. If we cannot offer compelling value to our customers based on these factors, then our business will not grow. Traditional utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result of their greater size, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Conventional utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of conventional utilities’ sources of electricity is non-solar, which may allow them to sell electricity more cheaply than electricity generated by our solar energy systems.

We also face competition in the energy efficiency evaluation and upgrades market and we expect to face competition as we introduce new energy-related products and services. As the solar industry grows and evolves, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

There are a limited number of purchasers of utility-scale quantities of electricity, which exposes us and our utility-scale projects to additional risk.

Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, including transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by our plants and projects, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our generation facilities should this become necessary. Additionally, the PPAs in India are in the standard form prescribed by the state-owned distribution or trading utilities and accordingly, we have limited or no ability to negotiate the terms of such PPAs. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorated or government policies or regulations to which they are currently subject that compel them to source renewable energy supplies change, demand for electricity produced by our plants could be negatively impacted. In addition, provisions in our power sale arrangements or applicable laws may provide for the curtailment of delivery of electricity for various reasons, including to prevent damage to transmission systems, for system emergencies, force majeure or for economic reasons. Such curtailment would reduce revenues to us from power sale arrangements. If we cannot enter into power sale arrangements on terms favorable to us, or at all, or if the purchaser under our power sale arrangements were to exercise its curtailment or other rights to reduce purchases or payments under such arrangements, our revenues and our decisions regarding development of additional projects may be adversely affected.

A significant deterioration in the financial performance of the commercial, industrial or government customers could materially adversely affect our distributed generation business.

The financial performance of our distributed generation business depends in part upon the continued viability and financial stability of our customers in the commercial, industrial and governmental sectors. If our commercial, industrial or governmental customers are materially and adversely affected by an economic downturn, increase in inflation or other factors, one or more of our largest customers could encounter financial difficulty and possibly bankruptcy. If one or more of our largest customers were to encounter financial difficulty or declare bankruptcy, they may reduce their power purchase agreement payments to us or stop them altogether. Any interruption or termination in payments by our customers would result in less cash being paid to the special purpose legal entities we establish to finance our projects, which could adversely affect the entities’ ability to make lease payments to the financing parties that are the legal owners of many of our solar energy systems or to pay our lenders in the case of the solar energy systems that we own. In such a case, the amount of distributable cash held by the entities would decrease, adversely affecting the cash flows we receive from such entities. In addition, our ability to finance additional new projects with PPAs from such customers would be adversely affected, undermining our ability to grow our business. Any reduction or termination of payments by one or more of our principal distributed generation customers could have a material adverse effect on our business, financial condition and results of operations.

The generation of electric energy from solar energy sources depends heavily on suitable meteorological conditions. If solar conditions are unfavorable, our electricity generation, and therefore revenue from our renewable generation facilities using our systems, may be substantially below our expectations.

The electricity produced and revenues generated by a solar electric generation facility are highly dependent on suitable solar conditions and associated weather conditions, which are beyond our control. Furthermore, components of our system, such as solar panels and inverters, could be damaged by severe weather, such as hailstorms, typhoons or tornadoes. We generally will be obligated to bear the expense of repairing the damaged solar energy systems that we own, and replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our solar assets and our ability to achieve forecasted revenues and cash flows. Sustained unfavorable weather could also unexpectedly delay the installation of solar energy systems, which could result in a delay in us acquiring new projects or increase the cost of such projects.

We base our investment decisions with respect to each solar energy facility on the findings of related solar studies conducted on-site prior to construction or based on historical conditions at existing facilities. However, actual climatic conditions at a facility site may not conform to the findings of these studies and, therefore, our solar energy facilities may not meet anticipated production levels or the rated capacity of our generation assets, which could adversely affect our business, financial condition and results of operations and cash flows. For example, in selecting the sites in India, we depend on meteorological and topographical data compiled by a third-party expert as there are no feasibility or site selection studies carried out by governmental entities. There can be no assurance that the actual weather conditions will conform to the historical measured data or that the assumptions made during the assessment of the relevant site for the solar power project are correct.

While we currently own only solar energy projects, in the future we may decide to expand our acquisition strategy to include other types of energy or transmission projects. To the extent that we expand our operations to include new business segments, our business operations may suffer from a lack of experience, which may materially and adversely affect our business, financial condition, results of operations and cash flows.

We have limited experience in non-solar energy generation operations. As a result of this lack of experience, we may be prone to errors if we expand our projects beyond solar energy. We lack the technical training and experience with developing, starting or operating non-solar generation facilities. With no direct training or experience in these areas, our management may not be fully aware of the many specific requirements related to working in industries beyond solar energy generation. Additionally, we may be exposed to increased operating costs, unforeseen liabilities or risks, and regulatory and environmental concerns associated with entering new sectors of the power generation industry, which could have an adverse impact on our business as well as place us at a competitive disadvantage relative to more established non-solar energy market participants. In addition, such ventures could require a disproportionate amount of our management’s attention and resources. Our operations, earnings and ultimate financial success could suffer irreparable harm due to our management’s lack of experience in these industries. We may rely, to a certain extent, on the expertise and experience of industry consultants and we may have to hire additional experienced personnel to assist us with our operations. We can offer no assurance that if we expand our business beyond solar energy generation, we will be able to effectively develop new non-solar projects and achieve our targeted financial goals.

Operation of power generation facilities involves significant risks and hazards that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may not have adequate insurance to cover these risks and hazards.

The ongoing operation of our facilities involves risks that include the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear, latent defect, design error or operator error or force majeure events, among other things. Operation of our facilities also involves risks that we will be unable to transport our product to our customers in an efficient manner due to a lack of transmission capacity. Unplanned outages of generating units, including extensions of scheduled outages, occur from time to time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of generating and selling less power or require us to incur significant costs as a result of obtaining replacement power from third parties in the open market to satisfy our forward power sales obligations.

Our inability to operate our solar energy assets efficiently, manage capital expenditures and costs and generate earnings and cash flow from our asset-based businesses could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not cover our lost revenues, increased expenses or liquidated damages payments should we experience equipment breakdown or non-performance by contractors or vendors.

Power generation involves hazardous activities, including delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning, hurricane, typhoon and wind, other hazards, such as fire, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. They could also negatively impact our reputation. We maintain an amount of insurance protection that we consider adequate but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is subject to substantial governmental regulation and may be adversely affected by changes in laws or regulations, as well as liability under, or any future inability to comply with, existing or future regulations or other legal requirements.

Our business is subject to extensive national, provincial, state and local laws and regulations in the countries in which we operate. Compliance with the requirements under these various regulatory regimes may cause us to incur significant costs, and failure to comply with such requirements could result in the shutdown of the non-complying facility or, the imposition of liens, fines and/or civil or criminal liability. In addition, new regulatory guidelines for renewable projects that impose stability, dependability or other requirements may lead to additional costs for our business, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and CAFD.

Substantially all of our assets are also subject to the rules and regulations applicable to power generators generally. If we fail to comply with these mandatory reliability standards, we could be subject to sanctions, including substantial monetary penalties, increased compliance obligations and disconnection from the grid. Similarly, we cannot predict if the significant increase in the installation of renewable energy projects in the other markets in which we operate could result in modifications to applicable rules and regulations.

Our Sponsor may incur additional costs or delays in completing the construction of certain generation facilities, which could materially adversely affect our growth strategy.

Our growth strategy is dependent to a significant degree on acquiring new clean energy projects from our Sponsor and third parties. Our Sponsor’s or such third parties’ failure to complete such projects in a timely manner, or at all, could have a material adverse effect on our growth strategy. The construction of clean energy facilities involves many risks including:

•	delays in obtaining, or the inability to obtain, necessary permits and licenses;

•	delays and increased costs related to the interconnection of new generation facilities to the transmission system;

•	the inability to acquire or maintain land use and access rights;

•	the failure to receive contracted third-party services;

•	interruptions to dispatch at our facilities;

•	supply interruptions;

•	work stoppages;

•	labor disputes;

•	weather interferences;

•	unforeseen engineering, environmental and geological problems;

•	unanticipated cost overruns in excess of budgeted contingencies;

•	failure of contracting parties to perform under contracts, including engineering, procurement and construction contractors; and

•	operations and maintenance costs not covered by warranties or that occur following expiration of warranties.

Any of these risks could cause a delay in the completion of projects under development, which could have a material adverse effect on our growth strategy.

Maintenance, expansion and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output.

Our facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, and any decreased operational or management performance, could reduce our facilities’ generating capacity below expected levels, reducing our revenues and jeopardizing our ability to pay dividends to holders of our Class A common stock at forecasted levels or at all. Degradation of the performance of our solar facilities above levels provided for in the related PPAs may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability.

We may also choose to refurbish or upgrade our facilities based on our assessment that such activity will provide adequate financial returns. Such activities require time for capital expenditures before repowering, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding costs, timing, available financing and future power prices. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our Sponsor and other developers of solar energy projects depend on a limited number of suppliers of solar panels, inverters, modules and other system components. Any shortage, delay or component price change from these suppliers could result in construction or installation delays, which could affect the number of solar projects we are able to acquire in the future.

Our solar projects are constructed with solar panels, inverters, modules and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. If our Sponsor or third parties from whom we may acquire solar projects or other clean power generation projects in the future fail to develop, maintain and expand relationships with these or other suppliers, or if they fail to identify suitable alternative suppliers in the event of a disruption with existing suppliers, the construction or installation of new solar energy projects or other clean power generation projects may be delayed or abandoned, which would reduce the number of available projects that we may have the opportunity to acquire in the future.

There have also been periods of industry-wide shortage of key components, including solar panels, in times of rapid industry growth. The manufacturing infrastructure for some of these components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components.

India recently considered an anti-dumping duty on solar cells and panels imported from China, Taipei, Malaysia and the United States. However, there are currently no anti-dumping duties levied on such imported solar cells and panels. Moreover, we are not aware of any additional threatened tariffs and/or duties by governments on solar cells or other components and materials used in the development of solar generation facilities in the countries in which we operate or may operate in the future. However, such tariffs or duties could be imposed in the relevant jurisdictions in the future. The imposition of such tariffs or duties could hinder or reduce future development of solar generation facilities in the affected market and limit the number of solar projects we are able to acquire in such markets.

A shortage of key commodity materials could also lead to a reduction in the number of projects that we may have the opportunity to acquire in the future, or delay or increase the costs of acquisitions.

Negative public or community response to the development of power projects in general or to the Call Right Projects specifically could adversely affect our ability to acquire additional projects and thereby limit our ability to grow our CAFD.

Negative public or community response to power projects in general or the Call Right Projects specifically could adversely affect our ability to operate our power generation projects. This type of negative response can lead to legal, public relations and other challenges that impede our Sponsor’s and third-party developers’ ability to meet development and construction targets and achieve commercial operations for projects on schedule. This could lead to an adverse effect on our ability to acquire additional projects and grow our CAFD. For example, some projects in India are and have been the subject of administrative and legal challenges from groups opposed to power projects in general or concerned with potential environmental, noise, health or aesthetic impacts, impacts on property values or the rewards of property ownership, or impacts on the natural beauty of public lands and rivers. An increase in opposition to requests for permits or successful challenges or appeals to permits issued to developers of power generation projects could have a material adverse effect on our acquisition plans.

In addition, negative public opinion of solar energy projects in particular could adversely affect our ability to operate our projects. Among concerns often cited by local community and other interest groups are objections to the aesthetic effect of plants on rural sites near residential areas, reduction of farmland and the possible displacement or disruption of wildlife. We expect this type of opposition to continue as we complete existing projects and construct future projects. It is possible that we may also face resistance from aboriginal communities in connection with any proposed expansion onto sites that may be subject to land claims. Opposition to our requests for permits or successful challenges or appeals to permits issued to us could lead to legal, public relations and other drawbacks and costs that impede our ability to meet our growth targets, continue operations for a project on schedule and generate revenues.

We are subject to environmental, health and safety laws and regulations and related compliance expenditures and liabilities.

Our assets are subject to numerous and significant national, provincial, state and local laws, including statutes, regulations, guidelines, policies, directives and other requirements governing or relating to, among other things: protection of wildlife, including threatened and endangered species and their habitat; air emissions; discharges into water; water use; the storage, handling, use, transportation and distribution of dangerous goods and hazardous, residual and other regulated materials, such as chemicals; the prevention of releases of hazardous materials into the environment; the prevention, investigation, monitoring and remediation of hazardous materials in soil and groundwater, both on- and off-site; land use and zoning matters; and workers’ health and safety matters. Our facilities could experience incidents, malfunctions and other unplanned events, such as spills of hazardous materials that may result in personal injury, penalties and property damage. In addition, certain environmental laws may result in liability, regardless of fault, concerning contamination at a range of properties, including properties currently or formerly owned, leased or operated by us and properties where we disposed of, or arranged for disposal of, waste. As such, the operation of our facilities carries an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in our involvement from time to time in administrative and judicial proceedings relating to such matters. While we have implemented environmental, health and safety management programs designed to continually improve environmental, health and safety performance, we cannot assure you that such liabilities, as well as the costs for complying with environmental laws and regulations, will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks that are beyond our control, including but not limited to acts of terrorism or related acts of war, natural disasters, hostile cyber intrusions, outbreak of infectious diseases, theft or other catastrophic events, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our solar energy generation facilities that we acquired in the Initial Asset Transfers or those that we otherwise acquire in the future, including the Call Right Projects and any ROFO Projects, and the properties of unaffiliated third parties on which they may be located may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could cause environmental repercussions and/or result in full or partial disruption of the facilities’ ability to generate, transmit, transport or distribute electricity. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Hostile cyber intrusions, including those targeting information systems as well as electronic control systems used at the generating plants and for the related distribution systems, could severely disrupt business operations and result in loss of service to customers, as well as create significant expense to repair security breaches or system damage.

Furthermore, we may acquire projects in the future located in and may conduct operations in the same region or in other locations that are susceptible to natural disasters. The occurrence of a natural disaster, such as an earthquake, drought, flood, typhoon or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting us, SunEdison or third parties from whom we may seek to acquire projects in the future, could cause a significant interruption in our business, damage or destroy our facilities or those of our suppliers or the manufacturing equipment or inventory of our suppliers.

Additionally, certain of our power generation assets and equipment are at risk for theft and damage. Although theft of equipment is rare, its occurrence can be significantly disruptive to our operations. For example, because we utilize copper wire as an essential component in our electricity generation and transportation infrastructure, we are at risk for copper wire theft, especially at our international projects, due to an increased demand for copper. Theft of copper wire or solar panels can cause significant disruption to our operations for a period of months and can lead to operating losses at those locations.

Any such terrorist acts, environmental repercussions or disruptions, outbreak of infectious diseases resulting in quarantine or travel restrictions, natural disasters, or theft incidents could result in a significant decrease in revenues or significant reconstruction, remediation or replacement costs, beyond what could be recovered through insurance policies, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The accounting treatment for many aspects of our solar energy business is complex and any changes to the accounting interpretations or accounting rules governing our solar energy business could have a material adverse effect on our GAAP-reported results of operations and financial results.

The accounting treatment for many aspects of our solar energy business is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our solar energy business. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate and finance our solar energy business:

•	revenue recognition and related timing;

•	intra-company contracts;

•	operation and maintenance contracts;

•	joint venture accounting, including the consolidation of joint venture entities and the inclusion or exclusion of their assets and liabilities on our balance sheet;

•	long-term vendor agreements; and

•	foreign holding company tax treatment.

The seasonality of our operations may affect our liquidity.

We will need to maintain sufficient financial liquidity to absorb the impact of seasonal variations in energy production or other significant events. Following the completion of this offering, we expect that our principal source of liquidity will be cash generated from our operating activities, the cash retained by us for working capital purposes out of the gross proceeds of this offering and borrowing capacity under our Revolver. Our quarterly results of operations may fluctuate significantly for various reasons, mostly related to economic incentives and weather patterns.

The amount of electricity our solar power generation assets produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months results in less irradiation, the generation of particular assets will vary depending on the season. Additionally, to the extent more of our power generation assets are located in the northern or southern hemisphere, overall generation of our entire asset portfolio could be impacted by seasonality. Further, time-of-day pricing factors vary seasonally which contributes to variability of revenues.

In addition, in India and Malaysia, the construction of solar energy systems may be impacted by the monsoon season, which generally lasts from May through September. As a result, we expect our initial portfolio of power generation assets to generate the lowest amount of electricity during the third quarter of each year. We therefore expect our revenue and cash available for distribution to be lower during the third quarter.

If we fail to adequately manage the fluctuations in the timing of our projects, our business, financial condition or results of operations could be materially affected. The seasonality of our energy production may create increased demands on our working capital reserves and borrowing capacity under our Revolver during periods where cash generated from operating activities is lower. In the event that our working capital reserves and borrowing capacity under our Revolver are insufficient to meet our financial requirements, or in the event that the restrictive covenants in our Revolver restrict our access to such facilities, we may require additional equity or debt financing to maintain our solvency. There can be no assurance that additional equity or debt financing will be available when required or available on commercially favorable terms or on terms that are otherwise satisfactory to us, in which event our financial condition may be materially adversely affected.

Risks related to our international operations

We operate in emerging markets and may expand our operations into countries where we currently have no presence, which subjects us to economic, social and political risks and uncertainties.

Our initial portfolio consists of solar projects located in India and Malaysia. We intend to rapidly expand and diversify our initial project portfolio by acquiring utility-scale and distributed clean generation assets located in India, Malaysia, South Africa and China and could decide to expand into other international emerging markets in the future. Our operations in emerging markets involve a number of risks that are more prevalent than in developed markets. As a result, we are subject to a number of risks and uncertainties associated with operating and expanding internationally and in emerging markets. These include, but are not limited to:

•	political, social and economic instability, including wars, acts of terrorism, political unrest, boycotts, sanctions and other business restrictions;

•	the macroeconomic climate, including high rates of inflation, and levels of energy consumption in the countries where we have operations;

•	foreign exchange rate fluctuations, the imposition of currency controls and restrictions on repatriation of earnings and cash;

•	nationalization or other expropriation of private enterprises and land;

•	protectionist and other adverse public policies, including local content requirements, import/export tariffs, increased regulations or capital investment requirements;

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changes in laws, including land use regulations and permitting requirements, taxation policies and/or the regulatory or legislative environment in the countries in which we operate, including reductions to renewable power incentive programs or changes in renewable power pricing policies, possibly with retroactive effect;

•	measures restricting the ability of our facilities to access the grid to deliver electricity at certain times or at all;

•	the comparative cost of other sources of energy;

•	longer sales and payment cycles and greater difficulty collecting accounts receivable;

•	inability to obtain adequate financing on attractive terms and conditions;

•	difficulty in developing any necessary partnerships with local businesses on commercially acceptable terms and/or timely identifying, attracting and retaining qualified technical and other personnel;

•	difficulty competing against competitors who may have greater financial resources and/or a more effective or established localized business presence;

•	international business practices that may conflict with other customs or legal requirements to which we are subject, including anti-bribery and anti-corruption laws;

•	any downgrading of the sovereign debt ratings of the countries in which we operate by an international rating agency;

•	inability to obtain, maintain or enforce intellectual property rights; and

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being subject to the jurisdiction of courts other than those of the United States, including uncertainty of judicial processes and difficulty enforcing contractual agreements or judgments in foreign legal systems or incurring additional costs to do so.

These risks and uncertainties, many of which are beyond our control, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, doing business in new international markets will require us to be able to respond to rapid changes in the particular market, legal, social and political conditions in these countries. We may not be able to timely develop and implement policies and strategies that will be effective in each international jurisdiction where we may decide to conduct business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Land title in India can be uncertain and there is no assurance of clean title.

There is no central title registry for real property in India. Property records in India are generally maintained at the state and district level and are updated manually through physical records of all land-related documents and may not be available online for inspection or updated in a timely manner. This could result in property records investigations taking a significant amount of time or being inaccurate in certain respects, which may impact the ability to rely on them. Land records are often handwritten, in local languages and not legible, which makes it difficult to determine the content. In addition, land records are often in poor condition and are at times untraceable, which materially impedes the title investigation process. Further, improperly executed, unregistered or insufficiently stamped conveyance instruments in a property’s chain of title, unregistered encumbrances in favor of third parties, rights of adverse possessors, ownership claims of family members of prior owners or third parties, or other defects that a purchaser may not be aware of, can affect the title to a property. As a result, potential disputes or claims regarding title to the land on which projects are developed or used for operations, or will be constructed in the future, may arise.

Changing laws, rules and regulations and legal uncertainties in India may adversely affect our business and operations.

The business and operations of our projects located in India are governed by various laws and regulations, such as the Electricity Act, 2003, National Electricity Policy, 2005 and National Tariff Policy, 2006, corporate, environmental and labor laws and other legislation enacted by the Indian government and the relevant state governments in India. The business and financial performance of our Indian operations could be adversely affected by any change in laws or interpretations of existing, or the promulgation of new laws, rules and regulations applicable to our Indian operations. For example, the Indian government recently adopted a new company law framework, which, among other things, imposed significant and new corporate governance requirements, accounting policies and audit matters and certain spending requirements for corporate social responsibility activities in the event a company’s net worth or turnover meets the prescribed thresholds. The Indian government also recently adopted new legislation to facilitate the acquisition of land in India, which may affect our Indian subsidiaries, including provisions stipulating restrictions on acquisition of certain types of agricultural land and compensation, rehabilitation and resettlement of affected people residing on such acquired land. There can be no assurance that the Indian government or any state government in India will not implement new regulations and policies which will require our Indian subsidiaries to obtain additional approvals and licenses or impose onerous requirements and conditions on their operations. Any such changes and the related uncertainties with respect to the implementation of regulations may have a material adverse effect on our Indian projects and our business, financial condition and results of operations.

We do not own a controlling equity interest in any of our three projects located in Malaysia due to the local law ownership requirements and we are likely to acquire additional projects in the future in which we do not own a controlling equity interest. As a result, our ability to control management decisions and other significant matters at these projects may be limited and our interests in such projects may be subject to transfer or other related restrictions.

We do not own a controlling equity interest in any of our three projects located in Malaysia due to the local law ownership requirements. In the future, we are likely to acquire additional projects in which we own less than a majority of the related equity interests in such projects. With respect to these Malaysian projects, we have contractual agreements with our local partner that provide us with sufficient authority with respect to significant corporate and other operating matters. In future investments, we will seek to exert a degree of influence with respect to the management and operation of assets in which we own less than a majority of the interests by negotiating to obtain positions on management committees or to receive certain limited governance rights. However, we may not always succeed in such negotiations, and we may be dependent on our co-venturers to operate such assets. Our co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to operate these assets optimally. In addition, conflicts of interest may arise in the future between us and our stockholders, on the one hand, and our co-venturers, on the other hand. Further, disagreements or disputes between us and our co-venturers could result in litigation, which could increase our expenses and potentially limit the time and effort our officers and directors are able to devote to our business.

The approval of co-venturers also may be required for us to receive distributions of funds from assets or to sell, pledge, transfer, assign or otherwise convey our interest in such assets, or for us to acquire our Sponsor’s interests in such co-ventures as an initial matter. Alternatively, our co-venturers may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

Our failure to comply with South Africa’s renewable energy program could have a material adverse effect on South African solar projects we acquire.

We expect to acquire solar energy projects in South Africa. South Africa’s renewable energy program requires all renewable energy generation projects to satisfy a number of social and economic development requirements that are complex and expensive to implement. Any failure to comply with these social and economic development requirements can result in reduced tariff payments under the applicable PPA or the ultimate termination of the PPA. In general, these requirements relate to the attainment of black economic empowerment, economic development and socio-economic development objectives. In addition, South Africa’s renewable energy program’s economic development requirements fit within the broader framework of the South African government’s empowerment program currently being implemented through the Broad-Based Black Economic Empowerment Act, or “BEE.” This law recognizes two distinct mechanisms for the achievement of BEE objectives-compliance with codes of good practice, which have already been issued, and compliance with industry-specific transformation charters. One component of BEE is achieving a certain percentage of shareholdings by black South Africans in South African businesses over a period of years. Other components include procuring goods and services from black-owned businesses or from businesses that have earned good BEE scores and achieving certain levels of black South African employment. Compliance with the codes and applicable charters are not enforced through civil or criminal sanction, but compliance will have an effect on our ability to secure contracts in the public and private sectors. If we acquire solar generation projects located in South Africa, but are unable to comply with the requirements of the renewable energy program or achieve applicable BEE objectives, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and CAFD.

Under South Africa’s renewable energy program, renewable energy producers are required to contract with a single offtake purchaser resulting in concentrated counter-party risk.

Under South Africa’s renewable energy program, the only offtake purchaser of electricity produced by renewable energy producers is Eskom, which is the country’s largest state owned power utility that currently generates approximately 95% of South Africa’s electricity. As a result, material counterparty credit risk resides in a single public utility and not multiple local utilities. Eskom’s financial condition has declined in recent years and we can provide no assurances that its financial condition will not continue to deteriorate. Under its renewable energy program, the South African government guarantees the payment of Eskom obligations under its PPAs with renewable energy producers. We can provide no assurance that the South African government will be able to honor its guarantee of Eskom’s obligations. If we acquired solar projects in South Africa and Eskom were to default on its performance of obligations under the applicable PPA, and the South African government did not fulfill its guarantee, it may have a material adverse effect on the operations and financial results and condition of any South African solar project we acquire.

Labor disputes and the labor laws could have a material adverse effect on the operation and financial performance of South African solar projects we acquire.

Although there is a history of positive and constructive engagement with labor unions in South Africa in recent years, there have been periods during which the various stakeholders are unable to agree on dispute resolution processes resulting in significant labor disputes and disruptive labor activities. Although we expect to contract with third-parties for the operation and maintenance of any South African solar project and not hire local employees for such projects, any such project will nonetheless be at risk of its operations being disrupted for indefinite periods due to labor strikes and other labor disputes related to the parties from whom we contract operating and maintenance services. Significant labor disruptions may have a material adverse effect on the operations and financial results and condition of any South African solar project we acquire.

The operating results of any solar projects that we acquire in China may be adversely affected by changes in governmental policies that currently subsidize solar energy.

We expect to acquire solar projects in China. The Chinese government has enacted a series of financial incentives designed to promote the development of solar projects. Most importantly, feed-in tariff program currently provides that solar projects are eligible to receive increased tariffs in an amount in excess of the benchmark tariff received by local desulphurization coal-fired generating units. The amount of the tariff to be paid to the solar project is established by the government based on a number of factors that are designed to make the solar project economically viable. The operating results of a solar project would be adversely affected in the event the government reduced the tariff payable to one or more of our solar projects. There can be no assurance that the Chinese government will not elect to reduce or eliminate the ongoing tariff payments to renewable energy projects we may acquire in China.

Pursuant to the Chinese government’s Renewable Energy Law, all electrical power generated from clean and renewable energy sources, such as a solar project, is required to be purchased by the grid company provided that on-grid technical standards have been complied with and required approvals have been obtained. Nevertheless, solar projects have periodically experienced periods of curtailment by the grid company due to a lack of infrastructure and transmission capability. Curtailment results in reduced tariff payments to the solar project as the project is only entitled to receive payment for energy delivered to the grid companies. The projects we acquire in China in the future may experience periodic reductions in revenue due to curtailments attributable to limitations on the electricity grids served by these projects.

Chinese solar projects typically enter into a “framework” PPA with a power grid company with an initial term typically ranging from three to five years. These framework PPAs do not necessarily specify any volume or price obligations on the part of the offtake purchaser. The solar project and the power grid company will further enter into short-term agreements under the framework PPA, which are subject to annual renewals at the election of the grid company. The terms of these annual supplemental agreements are subject to change to the extent the government changes its tariff rate. As a result, the projects that we acquire in China will likely not have any long-term contractual protection on the price at which they may sell the power they generate. Although China has indicated an intention to keep the subsidized tariff rates in effect for the foreseeable future, it is under no obligation to do so and therefore the profitability of solar projects in China is subject to change with little or no advance notice.

Changes in foreign withholding taxes could adversely affect our results of operations.

We will conduct our operations in India and Malaysia, and expect in the future to expand our business into other foreign countries, including South Africa and China. Currently, distributions of earnings and other payments, including interest, to us from our foreign projects may be subject to withholding taxes imposed by the jurisdiction in which the project entities are formed or operating. Any such withholding taxes will reduce the amount of after-tax cash we can receive. In addition, we are subject to risks that foreign countries may restrict distributions from the project entities or impose additional withholding taxes or otherwise tax our foreign income. If distributions are restricted, those withholding taxes are increased or additional foreign taxes are imposed, the amount of after-tax cash we receive will be further reduced. For additional discussion of risks related to taxation, see “Risk factors—Risks related to taxation—United States and foreign tax provisions and policies could change at any time, and such changes may result in a material increase in our estimated future income tax liability.”

We are exposed to foreign currency exchange risks because all of our solar energy projects are located in foreign countries.

We generate all of our revenues and incur a portion of our expenses in currencies other than U.S. dollars. Changes in economic or political conditions in any of the countries in which we operate could result in exchange rate movement, new currency or exchange controls or other restrictions being imposed on our operations or expropriation. Because our financial results are reported in U.S. dollars, if we generate revenue or earnings in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those revenues or earnings. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our profitability. Most of our debt service requirements are in local currencies even though substantially all of our cash flow is generated in other foreign currencies and, therefore, significant changes in the value of such foreign currencies relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on debts denominated in U.S. dollars. In addition to currency translation risks, we incur currency transaction risks whenever we or one of our projects enter into a purchase or sales transaction using a currency other than the local currency of the transacting entity.

Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction and/or translation risks. It is possible that volatility in currency exchange rates will have a material adverse effect on our financial condition or results of operations. We expect to experience economic losses and gains and negative and positive impacts on earnings as a result of foreign currency exchange rate fluctuations, particularly as a result of changes in the value of the Indian Rupee and Malaysian Ringgit and other currencies.

Additionally, although a portion of our revenues and expenses are denominated in foreign currencies, we will pay dividends to holders of our Class A common stock in U.S. dollars. The amount of U.S. dollar denominated dividends paid to our holders of our Class A common stock will therefore be exposed to currency exchange rate risk. Although we intend to enter into hedging arrangements to help mitigate some of this exchange rate risk, there can be no assurance that these arrangements will be sufficient. Changes in the foreign exchange rates could have a material adverse effect on our results of operations and may adversely affect the amount of cash dividends paid by us to holders of our Class A common stock.

Our international operations require us to comply with anti-corruption laws and regulations of the United States government and various non-U.S. jurisdictions.

Doing business in multiple countries requires us and our subsidiaries to comply with the laws and regulations of the United States government and various non-U.S. jurisdictions. Our failure to comply with these rules and regulations may expose us to liabilities. These laws and regulations may apply to us, our subsidiaries, individual directors, officers, employees and agents, and those of our Sponsor, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, our operations are subject to United States and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, or the “FCPA.” The FCPA prohibits United States companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of our business, we deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. As a result, business dealings between us and our Sponsor and any such foreign official could expose our company to the risk of violating anti-corruption laws even if such business practices may be customary or are not otherwise prohibited between our company and a private third party. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts, as well as other remedial measures. Additionally, under certain of our PPAs such violations entitle counterparties to terminate the agreement. We have established policies and procedures designed to assist us and our personnel in complying with applicable United States and non-U.S. laws and regulations; however, we cannot assure you that these policies and procedures will completely eliminate the risk of a violation of these legal requirements, and any such violation (inadvertent or otherwise) could have a material adverse effect on our business, financial condition and results of operations.

Risks related to our relationship with our sponsor

Our Sponsor will be our controlling stockholder and will exercise substantial influence over us, and we are highly dependent on our Sponsor.

Our Sponsor will beneficially own all of our outstanding Class B common stock upon completion of this offering. Each share of our outstanding Class B common stock will entitle our Sponsor to 10 votes on all matters presented to our stockholders generally. As a result of its ownership of our Class B common stock, our Sponsor will possess approximately     % (or approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the combined voting power of our Class A common stock and Class B common stock even though our Sponsor will own only     % of our Class A common stock, Class B common stock and Class B1 common stock on a combined basis (or approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We intend to use any net proceeds we receive as a result of the exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B Units (and shares of Class B common stock) held by our Sponsor. However, our Sponsor will continue to have a controlling interest in our voting stock and has expressed its intention to maintain a controlling interest in us going forward. As a result of this ownership, our Sponsor will continue to have a substantial influence on our affairs and its voting power will constitute a large percentage of any quorum of our stockholders voting on any matter requiring the approval of our stockholders. Such matters include the election of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and approval of mergers or sale of all or substantially all of our assets. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. In addition, our Sponsor, for so long as it and its controlled affiliates possess a majority of the combined voting power, will have the power to appoint all of our directors. Our Sponsor will also have a right to specifically designate up to two additional directors to our board of directors until such time as our Sponsor and its controlled affiliates cease to own shares representing a majority voting power in us. Our Sponsor may cause corporate actions to be taken even if its interests conflict with the interests of our other stockholders (including holders of our Class A common stock). See “Certain relationships and related party transactions—Procedures for review, approval and ratification of related-person transactions; conflicts of interest.”

Furthermore, we will depend on the management and administration services provided by or under the direction of our Sponsor under the Management Services Agreement. Other than personnel designated as dedicated to us, SunEdison personnel and support staff that provide services to us under the Management Services Agreement will not be required to, and we do not expect that they will, have as their primary responsibility the management and administration of our business or act exclusively for us. Under the Management Services Agreement, our Sponsor will have the discretion to determine which of its employees, other than the designated EM Yieldco personnel, will perform assignments required to be provided to us under the Management Services Agreement. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our business, financial condition, results of operations and cash flows. The Management Services Agreement will continue in perpetuity, until terminated in accordance with its terms. The non-compete provisions of the Management Services Agreement will survive termination indefinitely.

The Support Agreement provides us the option to purchase additional solar projects that have Projected FTM CAFD of at least $         million from the completion of this offering through the end of 2015 and $         million during 2016, representing aggregate Projected FTM CAFD of $         million. The Support Agreement also provides us a right of first offer with respect to the ROFO Projects. Additionally, we will depend upon our Sponsor for the provision of management and administration services at all of our facilities. Any failure by our Sponsor to perform its requirements under these arrangements or the failure by us to identify and contract with replacement service providers, if required, could adversely affect the operation of our facilities and have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to consummate future acquisitions from our Sponsor.

Our ability to grow through acquisitions depends, in part, on our Sponsor’s ability to identify and present us with acquisition opportunities. While SunEdison established our company to hold and acquire a diversified suite of power-generating assets, there are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from our Sponsor.

In particular, the question of whether a particular asset is suitable is highly subjective and is dependent on a number of factors, including an assessment by our Sponsor relating to our liquidity position at the time, the risk profile of the opportunity and its fit with the balance of our portfolio. If our Sponsor determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf.

In making these determinations, our Sponsor may be influenced by factors that result in a misalignment or conflict of interest. See “Risks related to our business—We may not be able to effectively identify or consummate any future acquisitions on favorable terms, or at all. Additionally, even if we consummate acquisitions on terms that we believe are favorable, such acquisitions may in fact result in a decrease in cash available for distribution per Class A common share.”

The departure of some or all of our Sponsor’s employees, particularly executive officers or key employees, could prevent us from achieving our objectives.

Our growth strategy relies on our and our Sponsor’s executive officers and key employees for their strategic guidance and expertise in the selection of projects that we may acquire in the future. Because the solar power industry is relatively new, there is a scarcity of experienced executives and employees in the solar power industry. Our future success will depend on the continued service of these individuals. Our Sponsor has experienced departures of key professionals and personnel in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of our Sponsor’s professionals or a material portion of its employees who perform services for us or on our behalf, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. The Management Services Agreement will not require our Sponsor to maintain the employment of any of its professionals or, except with respect to the dedicated EM Yieldco personnel, to cause any particular professional to provide services to us or on our behalf and our Sponsor may terminate the employment of any professional.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of holders of our Class A common stock and that may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our organizational and ownership structure involves a number of relationships that may give rise to certain conflicts of interest between us and holders of our Class A common stock, on the one hand, and our Sponsor, on the other hand. Immediately prior to the completion of this offering, we will enter into the Management Services Agreement with our Sponsor. Our executive officers will be employees of our Sponsor and certain of them will continue to have equity interests in our Sponsor and, accordingly, the benefit to our Sponsor from a transaction between us and our Sponsor will proportionately inure to their benefit as holders of equity interests in our Sponsor. Following the completion of this offering, our Sponsor will be a related party under the applicable securities laws governing related party transactions and may have interests which differ from our interests or those of holders of our Class A common stock, including with respect to the types of acquisitions made, the timing and amount of dividends by EM Yieldco, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers.

Any material transaction between us and our Sponsor (including the acquisition of the Call Right Projects and any ROFO Projects) will be subject to our related party transaction policy, which will require prior approval of such transaction by our Corporate Governance and Conflicts Committee, as discussed in “Management—Committees of the board of directors—Corporate Governance and Conflicts Committee.” Those of our executive officers who will continue to have economic interests in our Sponsor following the completion of this offering may be conflicted when advising our Corporate Governance and Conflicts Committee or otherwise participating in the negotiation or approval of such transactions. These executive officers have significant project- and industry-specific expertise that could prove beneficial to our Corporate Governance and Conflicts Committee’s decision-making process and the absence of such strategic guidance could have a material adverse effect on the Corporate Governance and Conflicts Committee’s ability to evaluate any such transaction. Furthermore, the creation of our Corporate Governance and Conflicts Committee and our related party transaction approval policy may not insulate us from derivative claims pertaining to related party transactions and the conflicts of interest described in this risk factor. Regardless of the merits of such claims, we may be required to expend significant management time and financial resources in the defense thereof.

Additionally, to the extent we fail to appropriately deal with any such claims, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The holder or holders of our IDRs may elect to cause EM LLC to issue Class B1 units to it or them in connection with a resetting of target distribution levels related to the IDRs, without the approval of our Corporate Governance and Conflicts Committee or the holders of EM LLC’s units, us as manager of EM LLC, or our board of directors (or any committee thereof). This could result in lower distributions to holders of our Class A common stock.

The holder or holders of a majority of the IDRs (initially our Sponsor through a wholly owned subsidiary) have the right, if the Subordination Period (as defined herein) has expired and if we have made cash distributions in excess of the then-applicable Third Target Distribution for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on EM LLC’s cash distribution levels at the time of the exercise of the reset election. The right to reset the target distribution levels may be exercised without the approval of the holders of EM LLC’s units, us, as manager of EM LLC, or our board of directors (or any committee thereof). Following a reset election, a baseline distribution amount will be calculated as an amount equal to the average cash distribution per Class A unit, Class B1 unit and Class B unit for the two consecutive fiscal quarters immediately preceding the reset election, such amount is referred to as the “Reset Minimum Quarterly Distribution,” and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the Reset Minimum Quarterly Distribution.

In connection with the reset election, the holders of the IDRs will receive EM LLC Class B1 units and shares of our Class B1 common stock. Therefore, the reset of the IDRs will dilute existing stockholders’ ownership. This dilution of ownership may cause dilution of future distributions per share as a higher percentage of distributions per share would go to our Sponsor or a future owner of the IDRs if the IDRs are sold.

We anticipate that our Sponsor would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions without such conversion. However, it is possible that our Sponsor (or another holder) could exercise this reset election at a time when EM LLC is experiencing declines in aggregate cash distributions or is expected to experience declines in its aggregate cash distributions. In such situations, the holder of the IDRs may desire to be issued Class B1 units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause EM Yieldco (which will hold all of EM LLC’s Class A units), and, in turn, holders of our Class A common stock, to experience a reduction in the amount of cash distributions that they would have otherwise received had EM LLC not issued new Class B1 units to the holders of the IDRs in connection with resetting the target distribution levels. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Distributions.”

The IDRs may be transferred to a third party without the consent of holders of EM LLC’s units, us, as manager of EM LLC, or our board of directors (or any committee thereof).

Our Sponsor may not sell, transfer, exchange, pledge (other than as collateral under its credit facilities) or otherwise dispose of the IDRs to any third party (other than its controlled affiliates) until after it has satisfied its $     million aggregate Projected FTM CAFD commitment to us in accordance with the Support Agreement. Our Sponsor will pledge the IDRs as collateral under its existing credit agreement concurrently with the consummation of this offering, but the IDRs may not be transferred upon foreclosure until after our Sponsor has satisfied its Projected FTM CAFD commitment to us. After that period, our Sponsor may transfer the IDRs to a third party at any time without the consent of the holders of EM LLC’s units, us, as manager of EM LLC, or our board of directors (or any committee thereof). However, our Sponsor has granted us a right of first refusal with respect to any proposed sale of IDRs to a third party (other than its controlled affiliates), which we may exercise to purchase the IDRs proposed to be sold on the same terms offered to such third party at any time within 30 days after we receive written notice of the proposed sale and its terms. If our Sponsor transfers the IDRs to a third party, our Sponsor would not have the same incentive to grow our business and increase quarterly distributions to holders of Class A common stock over time. For example, a transfer of IDRs by our Sponsor could reduce the likelihood of our Sponsor accepting offers made by us relating to assets owned by our Sponsor, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our portfolio.

If we incur material tax liabilities, distributions to holders of our Class A common stock may be reduced, without any corresponding reduction in the amount of distributions paid to our Sponsor or other holders of the IDRs, Class B units and Class B1 units.

We are entirely dependent upon distributions we receive from EM LLC in respect of the Class A units held by us for payment of our expenses and other liabilities. We must make provisions for the payment of our income tax liabilities, if any, before we can use the cash distributions we receive from EM LLC to make distributions to our Class A common stockholders. If we incur material tax liabilities, our distributions to holders of our Class A common stock may be reduced. However, the cash available to make distributions to the holders of the Class B units and IDRs issued by EM LLC (all of which will initially be held by our Sponsor), or to the holders of any Class B1 units that may be issued by EM LLC in connection with an IDR reset or otherwise, will not be reduced by the amount of our tax liabilities. As a result, if we incur material tax liabilities, distributions to holders of our Class A common stock may be reduced, without any corresponding reduction in the amount of distributions paid to our Sponsor or other holders of the IDRs, Class B units and Class B1 units of EM LLC.

Our ability to terminate the Management Services Agreement early will be limited.

The Management Services Agreement will provide that we may terminate the agreement upon 90 days prior written notice to our Sponsor upon the occurrence of any of the following: (i) our Sponsor defaults in the performance or observance of any material term, condition or covenant contained therein in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice thereof is given to our Sponsor; (ii) our Sponsor engages in any act of fraud, misappropriation of funds or embezzlement that results in material harm to us; (iii) our Sponsor is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us; (iv) upon the happening of certain events relating to the bankruptcy or insolvency of our Sponsor; (v) upon the earlier to occur of the five-year anniversary of the date of the agreement and the end of any twelve-month period ending on the last day of a calendar quarter during which we generated cash available for distribution in excess of $         million; or (vi) on such date as our Sponsor and its affiliates no longer beneficially hold more than 50% of the voting power of our capital stock. Furthermore, if we request an amendment to the scope of services provided by our Sponsor under the Management Services Agreement and we are not able to agree with our Sponsor as to a change to the service fee resulting from a change in the scope of services within 180 days of the request, we will be able to terminate the agreement upon 30 days’ prior notice to our Sponsor.

We will not be able to terminate the agreement for any other reason, and the agreement continues in perpetuity until terminated in accordance with its terms. The Management Services Agreement includes non-compete provisions that will prohibit us from engaging in certain activities competitive with our Sponsor’s power project development and construction business. These non-compete provisions will survive termination indefinitely. If our Sponsor’s performance does not meet the expectations of investors, and we are unable to terminate the Management Services Agreement, the market price of our Class A common stock could suffer.

If our Sponsor terminates the Management Services Agreement or defaults in the performance of its obligations under the agreement, we may be unable to contract with a substitute service provider on similar terms, or at all.

We will rely on our Sponsor to provide us with management services under the Management Services Agreement and will not have independent executive, senior management or other personnel. The Management Services Agreement will provide that our Sponsor may terminate the agreement upon 90 days prior written notice of termination to us upon the occurrence of any of the following: (i) we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to our Sponsor and the default continues unremedied for a period of 30 days after written notice of the breach is given to us; (ii) upon the happening of certain events relating to our bankruptcy or insolvency; (iii) upon the earlier to occur of the five-year anniversary of the date of the agreement and the end of any twelve-month period ending on the last day of a calendar quarter during which we generated cash available for distribution in excess of $ million; or (iv) on such date as our Sponsor and its affiliates no longer beneficially hold more than 50% of the voting power of our capital stock. If our Sponsor terminates the Management Services Agreement or defaults in the performance of its obligations under the agreement, we may be unable to contract with a substitute service provider on similar terms or at all, and the costs of substituting service providers may be substantial. In addition, in light of our Sponsor’s familiarity with our assets, a substitute service provider may not be able to provide the same level of service due to lack of pre-existing synergies. If we cannot locate a service provider that is able to provide us with substantially similar services as our Sponsor does under the Management Services Agreement on similar terms, it would likely have a material adverse effect on our business, financial condition, results of operation and cash flows.

Our Sponsor may offer Unpriced Call Right Projects to third parties or remove Call Right Projects identified in the Support Agreement and we must still agree on a number of additional matters covered by the Support Agreement.

Pursuant to the Support Agreement, our Sponsor will provide us with the right, but not the obligation, to purchase for cash certain clean energy projects from its project pipeline with aggregate Projected FTM CAFD of at least $         million by the end of 2016. The Support Agreement identifies certain of the Call Right Projects, which we believe will collectively satisfy a majority of the total Projected FTM CAFD commitment. Our Sponsor may, however, remove a project from the Call Right Project list effective upon notice to us, if, in its reasonable discretion, a project is unlikely to be successfully completed. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile.

The Support Agreement also provides that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired Call Right Projects that are projected to generate the specified minimum amount of Projected FTM CAFD for each of the periods covered by the Support Agreement. These additional Call Right Projects must satisfy certain criteria, including being subject to a fully executed PPA with a creditworthy counterparty. The price for each Unpriced Call Right Project will be the fair market value. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value and Projected FTM CAFD of each Unpriced Call Right Project within a reasonable time after it is added to the list of identified Call Right Projects. If we are unable to agree on the fair market value or Projected FTM CAFD for a project within 90 calendar days after it is added to the list (or such shorter period as will still allow us to complete the call right exercise process), we or our Sponsor, upon written notice from either party, will engage a third-party advisor to determine the disputed item so that such material economic terms reflect common practice in the relevant market. The other economic terms with respect to our purchase of a Call Right Project will also be determined by mutual agreement or, if we are unable to reach agreement, by a third-party advisor. We may not achieve all of the expected benefits from the Support Agreement if we are unable to mutually agree with our Sponsor with respect to these matters. Until the price for a Call Right Project is agreed or determined, in the event our Sponsor receives a bona fide offer for a Call Right Project from a third party, we have the right to match the price offered by such third party and acquire such Call Right Project on the terms our Sponsor could obtain from the third party. In addition, our effective remedies under the Support Agreement may also be limited in the event that a material dispute with our Sponsor arises under the terms of the Support Agreement.

In addition, our Sponsor has agreed to grant us a right of first offer on any of the ROFO Projects that it determines to sell or otherwise transfer during the six-year period following the completion of this offering. Under the terms of the Support Agreement, our Sponsor will agree to negotiate with us in good faith, for a period of 20 days, to reach an agreement with respect to any proposed sale of a ROFO Project for which we have exercised our right of first offer before it may sell or otherwise transfer such ROFO Project to a third party. However, our Sponsor will not be obligated to sell any of the ROFO Projects and, as a result, we do not know when, if ever, any ROFO Projects will be offered to us. Furthermore, in the event that our Sponsor elects to sell ROFO Projects, our Sponsor will not be required to accept any offer we make and may choose to sell the assets to a third party or not sell the assets at all.

The liability of our Sponsor is limited under our arrangements with it and we have agreed to indemnify our Sponsor against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

Under the Management Services Agreement, our Sponsor will not assume any responsibility other than to provide or arrange for the provision of the services described in the Management Services Agreement in good faith. In addition, under the Management Services Agreement, the liability of our Sponsor and its affiliates will be limited to the fullest extent permitted by law to conduct involving bad faith, fraud, willful misconduct or gross negligence or, in the case of a criminal matter, action that was known to have been unlawful. In addition, we will agree to indemnify our Sponsor to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by our Sponsor, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in our Sponsor tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which our Sponsor is a party may also give rise to legal claims for indemnification that are adverse to us or holders of our Class A common stock.

Risks inherent in an investment in us

We may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future.

The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the level and timing of capital expenditures we make;

•	the completion of ongoing construction activities on time and on budget;

•	the level of our operating and general and administrative expenses, including reimbursements to our Sponsor for services provided to us in accordance with the Management Services Agreement;

•	seasonal variations in revenues generated by the business;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	fluctuations in foreign exchange rates;

•	restrictions contained in our debt agreements (including our project-level financing and, if applicable, our Revolver); and

•	other business risks affecting our cash levels.

As a result of all these factors, we cannot guarantee that we will have sufficient cash generated from operations to pay a specific level of cash dividends to holders of our Class A common stock. Furthermore, holders of our Class A common stock should be aware that the amount of cash available for distribution depends primarily on our cash flow, and is not solely a function of profitability, which is affected by non-cash items. We may incur other expenses or liabilities during a period that could significantly reduce or eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock during the period. Because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing project-level financing. Our project-level financing agreements generally prohibit distributions from the project entities prior to COD and thereafter prohibit distributions to us unless certain specific conditions are met, including the satisfaction of financial ratios, and, in the case of our Indian projects, the consent of the lender is obtained. Our Revolver will also restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default.

EM LLC’s cash available for distribution will likely fluctuate from quarter to quarter, in some cases significantly, due to seasonality. See “Management’s discussion and analysis of financial condition and results of operations—Factors that significantly affect our results of operations and business—Seasonality.” As a result, we may cause EM LLC to reduce the amount of cash it distributes to its members in a particular quarter to establish reserves to fund distributions to its members in future periods for which the cash distributions we would otherwise receive from EM LLC would otherwise be insufficient to fund our quarterly dividend. If we fail to cause EM LLC to establish sufficient reserves, we may not be able to maintain our quarterly dividend with respect to a quarter adversely affected by seasonality.

Finally, dividends to holders of our Class A common stock will be paid at the discretion of our board of directors. Our board of directors may decrease the level of or entirely discontinue payment of dividends. For a description of additional restrictions and factors that may affect our ability to pay cash dividends, please read “Cash Dividend Policy.”

Capital controls could limit our ability to finance the acquisition of renewable energy projects and our ability to repatriate cash.

Certain jurisdictions in which projects in our initial portfolio are located or in which we expect to acquire projects in the future impose capital controls that either restrict investment by foreign sources, restrict the transfer of capital to foreign recipients or both. For example, South Africa currently has an exchange control regime which includes restrictions on exporting capital from South Africa and which may accordingly place constraints on cash flows from the South African projects. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to raise and deploy capital outside of the Southern African Common Monetary Area. Similarly, companies incorporated in India are subject to regulatory restrictions on borrowing in foreign currencies and the granting of security interest in collateral. Such restrictions could limit our ability to raise financings on competitive terms and refinance existing indebtedness. Additionally, our ability to borrow money against the collateral located in India is subject to exchange control regulations in India and may require the prior approval of the Indian regulatory authorities.

The assumptions underlying the forecasts and targeted growth rate presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution, in the aggregate and/or on a per-share basis, to differ materially from our forecasts.

The forecasts presented elsewhere in this prospectus only include projects that are in our initial portfolio and were prepared using assumptions that our management believes are reasonable. See “Cash dividend policy—Assumptions and considerations.” These include assumptions regarding the future operating costs of our facilities, the dates that projects in our initial portfolio will reach COD, our facilities’ future level of power generation, interest rates, administrative expenses, tax treatment of income, future capital expenditure requirements, budget and the absence of material adverse changes in economic conditions or government regulations. They also include assumptions based on solar resource studies that take into account meteorological conditions and on the availability of our facilities. The forecasts assume that no unexpected risks materialize during the forecast periods. Any one or more than one of these assumptions may prove to be incorrect, in which case our actual results of operations will be different from, and possibly materially worse than, those contemplated by the forecasts. There can be no assurance that the assumptions underlying the forecasts presented elsewhere in this prospectus will prove to be accurate. Actual results for the forecast periods will likely vary from the forecast results and those variations may be material. We make no representation that actual results achieved in the forecast periods will be the same, in whole or in part, as those forecasted herein.

The factors described above may also impact our ability to achieve our target dividend per share annual growth rate over the three-year period following the completion of this offering. This target assumes that no unexpected risks materialize over the next three years and is based on additional assumptions, including the market value of projects we acquire from third parties, our cost of capital, the ratio of debt to equity with respect to the financing of acquisitions and whether we have the financial resources to acquire Call Right Projects and the timing of such acquisitions. Even if the Projected FTM CAFD commitment is satisfied we may not achieve the targeted growth rate. The price for certain of the Call Right Projects will be determined in the future, and our Sponsor is not obligated to offer us any of the Unpriced Call Right Projects on terms that will allow us to achieve our targeted growth rate. Accordingly, we may not be able to consummate acquisitions with our Sponsor or unaffiliated third parties that enable us to achieve our targeted growth rate.

On a pro forma basis, we would not have had sufficient CAFD to pay the full initial quarterly distribution on all of our common units for the six months ended June 30, 2014, or for the year ended December 31, 2013.

EM LLC must generate approximately $         million and $         million of CAFD for us to pay the aggregate initial quarterly distributions for the two and four quarters, respectively, on all of our common stock that will be outstanding immediately following this offering, assuming no reserves are established. The amount of pro forma CAFD was $         million and $         million for the six months ended June 30, 2014 and for the year ended December 31, 2013, respectively, which would have allowed us to pay     % and     % of the aggregate initial quarterly distribution on all of our common stock during those periods. For a calculation of our ability to make cash distributions to our stockholders based on our historical as adjusted results, see “Cash distribution policy.” If EM LLC is not able to generate additional cash for distribution to us in future periods, we may not be able to pay the full initial quarterly distribution or any amount on our common stock, in which event the market price of our Class A common stock may decline materially.

We are a holding company and our only material asset after completion of this offering will be our interest in EM LLC, and we are accordingly dependent upon distributions from EM LLC and its subsidiaries to pay dividends and taxes and other expenses.

EM Yieldco is a holding company and has no material assets other than its ownership of membership interests in EM LLC, a holding company that will have no material assets other than its interest in EM Operating LLC, whose sole material assets are the projects that have been or will be contributed to it by SunEdison in the Initial Asset Transfer and the projects that have been or will be acquired through any acquisitions. None of EM Yieldco, EM LLC or EM Operating LLC have any independent means of generating revenue. We intend to cause EM Operating LLC’s subsidiaries to make distributions to EM Operating LLC and, in turn, make distributions to EM LLC, and, EM LLC, in turn, to make distributions to EM Yieldco in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. To the extent that we need funds to pay a quarterly cash dividend to holders of our Class A common stock or otherwise, and EM Operating LLC or EM LLC is restricted from making such distributions under applicable law or regulation or is otherwise unable to provide such funds

(including as a result of EM Operating LLC’s operating subsidiaries being unable to make distributions), it could materially adversely affect our liquidity and financial condition and limit our ability to pay dividends to holders of our Class A common stock.

Market interest rates may have an effect on the value of our Class A common stock.

One of the factors that will influence the price of shares of our Class A common stock will be the effective dividend yield of such shares (i.e., the yield as a percentage of the then market price of our shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our Class A common stock to expect a higher dividend yield. If market interest rates increase and we are unable to increase our dividend in response, including due to an increase in borrowing costs, insufficient cash available for distribution or otherwise, investors may seek alternative investments with higher yield, which would result in selling pressure on, and a decrease in the market price of, our Class A common stock. As a result, the price of our Class A common stock may decrease as market interest rates increase.

If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share, because the assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover of this prospectus) is substantially higher than the as adjusted net tangible book value per share of our outstanding Class A common stock on an as adjusted basis giving effect to the Organizational Transactions. The as adjusted net tangible book value of our Class A common stock is $         per share. For additional information, see “Dilution.”

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete strategic acquisitions or effect combinations.

If we are deemed to be an investment company under the Investment Company Act of 1940, or the “Investment Company Act,” our business would be subject to applicable restrictions under the Investment Company Act, which could make it impractical for us to continue our business as contemplated.

We believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business, and we intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated.

Market volatility may affect the price of our Class A common stock and the value of your investment.

Following the completion of this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been previously traded publicly. We cannot predict the extent to which a trading market will develop or how liquid that market may become. If you purchase shares of our Class A common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including general market and economic conditions, disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or dividends; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our Sponsor, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; loss of any major funding source; the termination of the Management Services Agreement or additions or departures of our Sponsor’s key personnel; changes in market valuations of similar power generation companies; and speculation in the press or investment community regarding us or our Sponsor.

In addition, securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Any broad market fluctuations may adversely affect the trading price of our Class A common stock.

We are a “controlled company,” controlled by our Sponsor, whose interest in our business may be different from ours or yours.

Each share of our Class B common stock will entitle our Sponsor or its controlled affiliates to 10 votes on matters presented to our stockholders generally. Following the completion of this offering, our Sponsor will own all of our Class B common stock, representing     % of our Class A common stock, Class B common stock and Class B1 common stock on a combined basis and representing approximately     % of our combined voting power, based on the assumptions set forth in “Summary—The offering—Certain assumptions,” including no exercise by the underwriters of their option to purchase additional shares. Therefore, our Sponsor will control a majority of the vote on all matters submitted to a vote of the stockholders including the election of our directors, for the foreseeable future following this offering even if its ownership of our Class B common stock represents less than 50% of the outstanding Class A common stock, Class B common stock and Class B1 common stock on a combined basis. As a result, we will be considered a “controlled company” for the purposes of the NASDAQ Global Select Market listing requirements. As a “controlled company,” we will be permitted to opt out of the NASDAQ Global Select Market listing requirements that would require (i) a majority of the members of our board of directors to be independent, (ii) that we establish a compensation committee and a nominating and governance committee, each comprised entirely of independent directors, or (iii) an annual performance evaluation of the nominating and governance and compensation committees. We intend to rely on exceptions with respect to having a majority of independent directors, establishing a compensation committee or nominating committee and annual performance evaluations of such committees.

The NASDAQ Global Select Market listing requirements are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. As further described above in “—Risks related to our relationship with our Sponsor,” it is possible that the interests of our Sponsor may in some circumstances conflict with our interests and the interests of holders of our Class A common stock. Should our Sponsor’s interests differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to holders of our Class A common stock, and could make it more difficult for you to change management.

Provisions of our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that holders of our Class A common stock may consider favorable, including transactions in which such stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove members of our management. These provisions include:

•	a prohibition on stockholder action through written consent once our Sponsor ceases to hold a majority of the combined voting power of our common stock;

•	a requirement that special meetings of stockholders be called upon a resolution approved by a majority of our directors then in office;

•	the right of our Sponsor as the holder of our Class B common stock, to appoint up to two additional directors to our board of directors;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Section 203 of the Delaware General Corporation Law, or the “DGCL,” prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. As a result of these provisions in our charter documents following the completion of the Organizational Transactions and Delaware law, the price investors may be willing to pay in the future for shares of our Class A common stock may be limited. See “Description of capital stock—Antitakeover effects of Delaware law and our certificate of incorporation and bylaws.”

You may experience dilution of your ownership interest due to the future issuance of additional shares of our Class A common stock.

We are in a capital intensive business, and may not have sufficient funds to finance the growth of our business, future acquisitions or to support our projected capital expenditures. As a result, we may require additional funds from further equity or debt financings, including tax equity financing transactions or sales of preferred shares or convertible debt to complete future acquisitions, expansions and capital expenditures and pay the general and administrative costs of our business. In the future, we may issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of purchasers of our Class A common stock offered hereby. Under our amended and restated certificate of incorporation, we will be authorized to issue              shares of Class A common stock,              shares of Class B common stock,              shares of Class B1 common stock and              shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of additional shares of common stock or preferred stock or convertible debt may create downward pressure on the trading price of our Class A common stock. We may also issue additional shares of our Class A common stock or other securities that are convertible into or exercisable for our Class A common stock in future public offerings or private placements for capital raising purposes or for other business purposes, potentially at an offering price, conversion price or exercise price that is below the offering price for our Class A common stock in this offering.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the stock price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our Class A common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A common stock would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the stock price or trading volume of our Class A common stock to decline.

There is no existing market for our Class A common stock, and we do not know if one will develop with adequate liquidity to sell our Class A common stock at prices equal to or greater than the offering price.

Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Global Select Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling our Class A common stock that you purchase in this offering. The initial public offering price for our Class A common stock was determined by negotiations between us, SunEdison and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common stock at prices equal to or greater than the price you paid in this offering or at all.

Future sales of our common stock by our Sponsor may cause the price of our Class A common stock to fall.

The market price of our Class A common stock could decline as a result of sales by our Sponsor of such shares (issuable to our Sponsor upon the exchange of some or all of its Class B units or Class B1 units of EM LLC) in the market, or the perception that these sales could occur. After the completion of this offering, we will have              shares of Class A common stock authorized and              shares of Class A common stock outstanding. The number of outstanding shares includes              shares of Class A common stock that we are selling in this offering, which may be resold immediately in the public market. All of the remaining shares of Class A common stock, or approximately              shares, or     % of our total outstanding shares of Class A common stock, and all of the outstanding shares of our Class B common stock, are restricted from immediate resale under the lock-up agreements entered into between the holders thereof, including our Sponsor, executive officers, directors and the underwriters as described in “Underwriting (conflicts of interest).” These shares (including shares of Class A common stock issuable to our Sponsor upon the exchange of some or all of its EM LLC Class B units or Class B1 units) will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of J.P. Morgan Securities LLC, is 180 days after the date of the closing of this offering, subject to compliance with the applicable requirements of Rule 144 promulgated under the Securities Act.

The market price of our Class A common stock may also decline as a result of our Sponsor disposing or transferring some or all of our outstanding Class B common stock, which disposals or transfers would reduce our Sponsor’s ownership interest in, and voting control over, us. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Our Sponsor and certain of its affiliates have certain demand and piggyback registration rights with respect to shares of our Class A common stock issuable upon the exchange of Class B units or Class B1 units of EM LLC. The presence of additional shares of our Class A common stock trading in the public market, as a result of the exercise of such registration rights may have a material adverse effect on the market price of our securities. See “Certain relationships and related party transactions—Registration Rights Agreement.”

Our Sponsor has pledged the shares of Class B common stock that it owns to its lenders under its credit facility. If the lenders foreclose on these shares, the market price of our shares of Class A common stock could be materially adversely affected.

Our Sponsor has pledged all of the shares of Class B common stock that it owns to its lenders as security under its credit facility with Wells Fargo Bank, National Association, as administrative agent, Goldman Sachs Bank USA and Deutsche Bank Securities Inc., as joint lead arrangers and joint syndication agents, Goldman Sachs Bank USA, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and Macquarie Capital (USA) Inc., as joint bookrunners, and the lenders identified in the credit agreement. If SunEdison breaches certain covenants and obligations in its credit facility, an event of default could result and the lenders could exercise their right to accelerate all the debt under the credit facility and foreclose on the pledged shares (and a corresponding number of Class B units). While the pledged shares are subject to the 180-day lock-up restrictions described in “Shares eligible for future sale—Lock-up agreements” and the restrictions on transfer described in “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Stock lock-up,” any future sale of the shares of Class A common stock received upon foreclosure of the pledged securities after the expiration of the lock-up periods could cause the market price of our Class A common stock to decline. In addition, because SunEdison owns a majority of the combined voting power of our common stock, the occurrence of an event of default, foreclosure, and a subsequent sale of all, or substantially all, of the shares of Class A common stock received upon foreclosure of the pledged securities could result in a change of control, even when such change may not be in the best interest of our stockholders.

We will incur increased costs as a result of being a publicly traded company.

As a public company, we will incur additional legal, accounting and other expenses that have not been reflected in our predecessor’s historical financial statements or our pro forma financial statements. In addition, rules implemented by the SEC and the NASDAQ Global Select Market have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Initially, our legal, accounting and other expenses relating to being a publicly traded company will be paid for by our Sponsor under the Management Services Agreement with the relevant service fees for 2016, 2017 and 2018 capped at $         million, $         million and $         million, respectively. The Management Services Agreement does not have a fixed term, but may be terminated by us in certain circumstances, including upon the earlier to occur of (i) the five-year anniversary of the date of the agreement and (ii) the end of any twelve-month period ending on the last day of a calendar quarter during which we generated cash available for distribution in excess of $350 million. Following the termination of the Management Services Agreement we will be required to pay for these expenses directly.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

Prior to completion of this offering, we have not operated as a public company and have not had to independently comply with Section 404(a) of the Sarbanes-Oxley Act. We anticipate being required to meet these standards in the course of preparing our financial statements as of and for the year ended December 31, 2015, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, as defined by the JOBS Act, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation to be provided by our independent registered public accounting firm after we cease to be an emerging growth company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our Class A common stock could decline.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

We are an “emerging growth company” and have elected in this prospectus, and may elect in future SEC filings, to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In this prospectus, we have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation. In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period election under Section 107(b). Therefore we are electing to delay adoption of new or revised accounting standards, and as a result, we may choose to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

We could be an emerging growth company for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2020. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to holders of our Class A common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive as a result of our reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common stock and the price for our Class A common stock may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risks related to taxation

In addition to reading the following risk factors, if you are a non-U.S. investor, please read “Material United States federal income tax consequences to non-U.S. holders” for a more complete discussion of the expected material United States federal income tax consequences of owning and disposing of shares of our Class A common stock.

Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income.

We expect to generate NOLs and NOL carryforwards that we can utilize to offset future taxable income. Based on our current portfolio of assets and their depreciation schedule, and subject to tax obligations resulting from potential tax audits, we do not expect to pay significant United States federal income tax in the near term. However, in the event these losses are not generated as expected, are successfully challenged by the United States Internal Revenue Service, or “IRS,’” (in a tax audit or otherwise), or are subject to future limitations as a result of an “ownership change” as discussed below, our ability to realize these future tax benefits may be limited. Any such reduction, limitation, or challenge may result in a material increase in our estimated future income tax liability and may negatively impact our business, financial condition and operating results.

Our ability to use NOLs to offset future income may be limited.

Our ability to use NOLs generated in the future could be substantially limited if we were to experience an “ownership change” as defined under Section 382 of the Code. In general, an ownership change occurs if the aggregate stock ownership of certain holders (generally 5% holders, applying certain look-through and aggregation rules) increases by more than 50% over such holders’ lowest percentage ownership over a rolling three-year period. If a corporation undergoes an ownership change, its ability to use its pre-change NOL carryforwards and other pre-change deferred tax attributes to offset its post-change income and taxes may be limited. Future sales of our Class A common stock by SunEdison, as well as future issuances by us, could contribute to a potential ownership change.

A valuation allowance may be required for our deferred tax assets.

Our expected NOLs will be reflected as a deferred tax asset as they are generated until utilized to offset income. Valuation allowances may need to be maintained for deferred tax assets that we estimate are more likely than not to be unrealizable, based on available evidence at the time the estimate is made. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, statutory tax rates and future taxable income levels and based on input from our auditors, tax advisors or regulatory authorities. In the event that we were to determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, we would reduce such amounts through a charge to income tax expense in the period in which that determination was made, which could have a material adverse impact on our financial condition and results of operations and our ability to maintain profitability.

Distributions to holders of our Class A common stock may be taxable as dividends.

If we make distributions from current or accumulated earnings and profits as computed for United States federal income tax purposes, such distributions will generally be taxable to holders of our Class A common stock in the current period as ordinary dividend income for United States federal income tax purposes, eligible under current law for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. While we expect that a portion of our distributions to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for United States federal income tax purposes and therefore constitute a non-taxable return of capital to the extent of a holder’s basis in our Class A common stock, no assurance can be given that this will occur.

United States and foreign tax provisions and policies could change at any time, and such changes may result in a material increase in our estimated future income tax liability.

While we are a U.S. taxpayer, substantially all of our assets are located in foreign tax jurisdictions and are subject to reduced tax rates or are free of tax under various tax holidays that expire in whole or in part from time to time. Many of these holidays may be extended when certain conditions are met, or terminated if certain conditions are not met. If the tax holidays are not extended, or if we fail to satisfy the conditions of the reduced tax rate, of if a change in law revokes a tax holiday, then our effective tax rate could increase in the future.

We are planning to elect to treat our foreign subsidiaries as “flow-through” or “pass-through” entities for United States federal income tax purposes (any such elections being solely for United States federal income tax purposes and not applying for purposes of foreign tax law), and therefore the United States generally will tax us on the earnings of those subsidiaries on a current basis, even if no income is distributed to us. We are subject to risks that foreign countries may restrict distributions from our foreign subsidiaries, in which case we would be subject to United States federal income tax on any such foreign subsidiary’s current earnings, but be unable to receive a distribution to cover the cash tax liability. With respect to any of our foreign subsidiaries that are treated as corporations for United States federal income tax purposes, their earnings generally will not be subject to United States federal income tax until those earnings are distributed to us as a dividend. At the time of the repatriation of earnings from any corporate foreign subsidiaries, the United States generally will tax the foreign earnings as a dividend, allowing a foreign tax credit for any foreign taxes previously paid on the earnings.

Changes in tax rates, the expiration or revocation of tax holidays, and changes to the application of foreign tax withholding requirements in foreign jurisdictions where we own power generation assets, as well as any changes in the United States’ treatment of income from foreign sources (including the availability of foreign tax credits), could result in a material increase in our estimated future income tax liability and may negatively impact our business, financial condition and results of operations.

Cautionary statement concerning forward-looking statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are contained in many sections of this prospectus, including those entitled “Summary,” “Cash dividend policy,” “Management’s discussion and analysis of financial condition and results of operations,” and “Business.” Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

The following factors, among others, could cause our actual results, performance or achievements to differ from those set forth in the forward-looking statements:

•	counterparties to our offtake agreements willingness and ability to fulfill their obligations under such agreements;

•	price fluctuations, termination provisions and buyout provisions related to our offtake agreements;

•	our ability to enter into contracts to sell power on acceptable terms as our offtake agreements expire;

•	delays or unexpected costs during the completion of construction of solar projects;

•	our ability to successfully identify, evaluate and consummate acquisitions;

•	government regulation, including compliance with regulatory and permit requirements and changes in market rules, rates, tariffs and environmental laws;

•

economic, social and political risks and uncertainties inherent in our international operations, including that we operate in emerging markets and may expand our operations into countries where we currently have no presence;

•

operating and financial restrictions placed on us and our subsidiaries related to agreements governing our indebtedness and other agreements of certain of our subsidiaries and project-level subsidiaries generally and in the agreement governing our Revolver;

•	our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	our ability to compete against conventional and renewable energy companies;

•

hazards customary to the power production industry and power generation operations such as unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, interconnection problems or other developments, environmental incidents, or electric transmission constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

•	our ability to expand into new business segments or new geographies; and

•

our ability to operate our businesses efficiently, manage capital expenditures and costs tightly, manage risks related to international operations and generate earnings and cash flows from our asset-based businesses in relation to our debt and other obligations.

Additional factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus under the heading “Risk factors” as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Use of proceeds

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, we expect to receive approximately $         million of net proceeds from the sale of the Class A common stock offered hereby based upon the assumed initial public offering price of $         per share, after deducting underwriting discounts and commissions but before offering expenses. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that additional net proceeds will be approximately $         million, after deducting underwriting discounts and commissions.

We intend to use the net proceeds from this offering to acquire newly issued Class A units of EM LLC, representing     % of EM LLC’s outstanding membership units after this offering (calculated without regard to the IDRs). EM Yieldco will not retain any net proceeds from this offering.

The following table illustrates the estimated sources and uses of the funds to be used to complete the Organizational Transactions, assuming they were completed as of June 30, 2014. Actual amounts may vary from estimated amounts.

Sources of funds		Uses of funds
(in millions)
Class A common stock offered hereby(1)	$	Repayment of Bridge Facility	$
Revolver(2)		General corporate purposes(3)
Estimated fees and expenses(4)

Total sources	$	Total uses	$

(1)	We expect to receive approximately $ million of net proceeds from the sale of the Class A common stock offered hereby based upon the assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions but before offering expenses.

(2)	Concurrently with the completion of this offering, EM Operating LLC plans to enter into the Revolver, which will provide for a revolving line of credit of $ million. The closing of the Revolver will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions. We do not expect to have any outstanding borrowings under the Revolver upon completion of this offering. See “Description of certain indebtedness—Revolving Credit Facility.”

(3)	May include future acquisitions of solar assets from SunEdison pursuant to the Support Agreement or from unaffiliated third parties. As of the date of this prospectus, we have not identified any specific potential future acquisitions other than under the Support Agreement discussed elsewhere in this prospectus.

(4)	Includes fees and expenses related to entering into the Revolver as well as other expenses related to the Organizational Transactions not deducted from the proceeds of this offering when computing net proceeds.

We intend to use any net proceeds we receive as a result of the exercise of the underwriters’ option to purchase additional shares to purchase Class B units and shares of Class B common stock held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions. Accordingly, we will not retain any such excess proceeds. Any such Class B units and Class B common stock purchased from our Sponsor would be immediately cancelled in connection with our receipt of a corresponding number of Class A units.

The Bridge Facility will have outstanding indebtedness of approximately $         million as of the completion of this offering but prior to its repayment. Indebtedness under the Bridge Facility bears interest at     % and matures on the earlier of                     , 201     and the date all loans under the Bridge Facility become due and payable in full thereunder, whether by acceleration or otherwise.

An affiliate of J.P. Morgan Securities LLC is a lender under the Bridge Facility. Because affiliates of J.P. Morgan Securities LLC will receive more than 5% of the net proceeds of this offering due to the repayment of amounts outstanding under our Bridge Facility, J.P. Morgan Securities LLC is deemed to have a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. See “Underwriting (conflicts of interest).”

Our Sponsor will not receive any of the net proceeds or other consideration in connection with this offering, other than: (i) the net proceeds used by us to purchase Class B units (and share of Class B common stock) in the event the underwriters exercise their option to purchase additional shares; (ii) the Class B common stock, Class B units of EM LLC and the IDRs issued to it in the Offering Transactions; and (iii) any proceeds it receives from our acquisition of certain projects at the completion of this offering, as described in “Summary—Organizational Transactions—Offering Transactions.” The Class B common stock will not entitle our Sponsor to any economic interest in EM Yieldco and the Class B units will entitle our Sponsor, subject to certain limitations on distributions to holders of Class B units during the Subordination Period, to a     % economic interest in EM LLC.

Capitalization

The following table sets forth our predecessor’s cash and cash equivalents, restricted cash and consolidated capitalization as of June 30, 2014 on: (i) a historical basis; (ii) an as adjusted basis to give effect to the Formation Transactions; and (iii) an as further adjusted basis to give effect to the Offering Transactions, including this offering and the application of the net proceeds of this offering in the manner set forth under the heading “Use of proceeds.”

You should read the following table in conjunction with the sections entitled “Use of proceeds,” “Selected historical combined financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Description of certain indebtedness” and our combined financial statements and related notes thereto included elsewhere in this prospectus.

	June 30, 2014
(in thousands, except share data)	Actual	As adjusted for Formation Transactions	As further adjusted for Offering Transactions
	(unaudited)
Cash and restricted cash(1)	$9,901	$	$

Long-term debt (including current portion):
Revolver(2)	$—	$	$
Bridge Facility(3)	—
Project-level debt(4)	55,642

Total long-term debt (including current portion)	$55,642	$	$

Equity:
Net parent investment	$10,280	$	$
Class A common stock, par value $0.01 per share, shares authorized, no shares issued and outstanding, actual; shares issued and outstanding, as adjusted(5)	—
Class B common stock, par value $0.01 per share, shares authorized, no shares issued and outstanding, actual; shares issued and outstanding, as adjusted(5)	—
Class B1 common stock, par value $0.01 per share, shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	—
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; authorized and no shares issued and outstanding, as adjusted	—
Additional paid-in-capital	—
Accumulated other comprehensive (loss) income	(959)
Non-controlling interest	—

Total equity	9,321

Total capitalization	$64,963	$	$

(1)	Amount includes non-current restricted cash of $4,040 thousand (actual).

(2)	Concurrently with the completion of this offering, EM Operating LLC plans to enter into the Revolver, which will provide for a revolving line of credit of $ million. The closing of the Revolver will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions.

(3)	We entered into the Bridge Facility on , 2014, which provides for borrowings of $ million. Borrowings under the Bridge Facility were used to finance acquisitions, if any, prior to the completion of this offering or to repay certain of the project-level indebtedness incurred by projects included in our initial portfolio.

(4)	All of our project-level indebtedness is denominated in either Indian Rupee or Malaysian Ringgit. We converted such indebtedness into U.S. dollars using the applicable conversion rate as of June 30, 2014. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Sources of liquidity—Project-level financing arrangements” and “Description of indebtedness—Project-level financing arrangements.”

(5)	These share numbers do not give effect to the exercise of the underwriters’ option to purchase additional shares of our Class A common stock. We intend to use any net proceeds we receive as a result of any such exercise to purchase Class B units (and shares of Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions. In that event, the number of shares of Class B common stock will be reduced and the number of shares of Class A common stock will be increased by a corresponding amount.

Dilution

Dilution is the amount by which the offering price paid by the purchasers of our Class A common stock sold in this offering will exceed the as adjusted net tangible book value per share of our Class A common stock after the offering. Net tangible book value per share of our Class A common stock as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of Class A common stock outstanding as of such date. As of June 30, 2014, after giving effect to the Formation Transactions, our net tangible book value would have been approximately $         million, or $         per share of Class A common stock, assuming that our Sponsor exchanged all of its EM LLC Class B units for newly issued shares of our Class A common stock on a one-for-one basis. Purchasers of our Class A common stock in this offering will experience substantial and immediate dilution in net tangible book value per share of our Class A common stock for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2014 after giving effect to the Formation Transactions	$
Increase in as adjusted net tangible book value per share attributable to purchasers in this offering

Net tangible book value per share after giving effect to the Organizational Transactions, including this offering and the use of proceeds therefrom

Immediate dilution in net tangible book value per share to purchasers in this offering		$

Because our Sponsor does not currently own any Class A common stock, we have presented dilution in net tangible book value per share of Class A common stock to investors in this offering assuming that our Sponsor exchanged its EM LLC Class B units for newly issued shares of our Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the purchasers in this offering.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the net tangible book value per share after giving effect to this offering would be $         per share due to the decrease in Class B common stock owned by Sponsor and the equivalent increase in Class A common stock purchased by the underwriters. This represents an increase in net tangible book value of $         per share to our existing stockholder and dilution in net tangible book value of $         per share to purchasers in this offering.

The following table sets forth, as of June 30, 2014, the differences among the number of shares of Class A common stock purchased, the total consideration paid or exchanged and the average price per share paid by (i) our Sponsor and the management stockholders and (ii) purchasers of our Class A common stock in this offering, based on our assumed initial public offering price of $         per share and assuming that our Sponsor exchanged all of its EM LLC Class B units for shares of our Class A common stock on a one-for-one basis and no exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Shares of Class A common stock		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Our Sponsor and management stockholders(1)		%	$	%	$
Purchasers in the offering		%	$	%	$

(1)	The assets contributed by our Sponsor in the Initial Asset Transfers will be recorded at historical cost. The book value of the consideration to be provided by our Sponsor in the Initial Asset Transfers as of June 30, 2014 was approximately $ million.

Cash dividend policy

You should read the following discussion of our cash dividend policy in conjunction with “—Assumptions and considerations” below, which includes the factors and assumptions upon which we base our cash dividend policy. In addition, you should read “Cautionary statement concerning forward-looking statements” and “Risk factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

This forecast of future operating results and cash available for distribution in future periods is based on the assumptions described below and other assumptions believed by us to be reasonable as of the date of this prospectus. However, we cannot assure you that any or all of these assumptions will be realized. These forward-looking statements are based upon estimates and assumptions about circumstances and events that have not yet occurred and are subject to all of the uncertainties inherent in making projections. This forecast should not be relied upon as fact or as an accurate representation of future results. Future results will be different from this forecast and the differences may be materially less favorable.

For additional information regarding our historical combined results of operations, you should refer to our audited historical combined financial statements as of and for the years ended December 31, 2012 and 2013 and unaudited historical combined financial statements as of and for the six months ended June 30, 2013 and 2014 included elsewhere in this prospectus.

General

We intend to pay regular quarterly cash dividends to holders of our Class A common stock. Our quarterly dividend will initially be set at $         per share of our Class A common stock, or $         per share on an annualized basis, and the amount may be changed in the future without advance notice. We established our initial quarterly dividend level based upon a targeted payout ratio by EM LLC of approximately     % of projected annual cash available for distribution. We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the 60th day following the last day of such fiscal quarter. With respect to our first dividend payable on                     , 2015 to holders of record on                     , 2015, assuming a completion date of                     , 2015, we intend to pay a pro-rated initial dividend of $         per share.

We intend to cause EM LLC to distribute approximately     % of its CAFD to its members, including to us as the sole holder of the Class A units, to our Sponsor as the sole holder of the Class B units, pro rata based on the number of units held, and, if applicable, to the holders of the IDRs (all of which will initially be held by our Sponsor). In addition, during the Subordination Period described below, the Class B units held by our Sponsor are deemed “subordinated” because for a three-year period, the Class B units will not be entitled to receive any distributions from EM LLC until the Class A units and Class B1 units have received quarterly distributions in an amount equal to $         per unit, or the “Minimum Quarterly Distribution,” plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. The practical effect of the subordination of the Class B units is to increase the likelihood that during the Subordination Period there will be sufficient CAFD to pay the Minimum Quarterly Distribution on the Class A units (and Class B1 units, if any). For a description of the IDRs and the Subordination Period, see “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Distributions.”

Rationale for our dividend

We have established our initial quarterly dividend level after considering the amount of cash we expect to receive from EM LLC as a result of our membership interest in EM LLC after this offering. In accordance with its operating agreement and our capacity as the sole managing member, we intend to cause EM LLC to make regular quarterly cash distributions to its members in an amount equal to cash available for distribution generated during a particular quarter, less reserves for working capital needs and the prudent conduct of our business, and to use the amount distributed to us to pay regular quarterly dividends to holders of our Class A common stock.

Our cash available for distribution is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of our assets, and maintenance and outage schedules, among other factors. Accordingly, during quarters in which EM LLC generates cash available for distribution in excess of the amount necessary to distribute to us to pay our stated quarterly dividend, we may cause it to reserve a portion of the excess to fund its cash distribution in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use sources of cash not included in our calculation of cash available for distribution, such as net cash provided by financing activities, receipts from network upgrade reimbursements, all or any portion of the cash on hand or, if applicable, borrowings under our Revolver, to pay dividends to holders of our Class A common stock. Although these other sources of cash may be substantial and available to fund a dividend payment in a particular period, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the operating cash flows we typically expect to generate.

Estimate of future cash available for distribution

We primarily considered forecasted cash available for distribution in assessing the amount of cash that we expect our assets will be able to generate for the purposes of our initial dividend. Accordingly, we believe that an understanding of cash available for distribution is useful to investors in evaluating our ability to pay dividends pursuant to our stated cash dividend policy. In general, we expect that “cash available for distribution” each quarter will equal net cash provided by (used in) the operating activities of EM LLC, calculated pursuant to GAAP:

•	plus or minus changes in assets and liabilities as reflected on our statements of cash flows,

•	minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities,

•	minus cash distributions paid to non-controlling interests in our projects, if any,

•

minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period,

•	minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period,

•

plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities, and

•	plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of our audit committee.

Limitations on cash dividends and our ability to change our cash dividend policy

There is no guarantee that we will pay quarterly cash dividends to holders of our Class A common stock. We do not have a legal obligation to pay our initial quarterly dividend or any other dividend. Our cash dividend policy may be changed at any time and is subject to certain restrictions and uncertainties, including the following:

•

As the sole managing member of EM LLC, we and, accordingly, our board of directors will have the authority to establish, or cause EM LLC to establish, cash reserves for working capital needs and the prudent conduct of our business, and the establishment of or increase in those reserves could result in a reduction in cash dividends from levels we currently anticipate pursuant to our stated cash dividend policy. These reserves may account for the fact that our project-level cash flows may vary from year to year based on, among other things, changes in prices under offtake agreements for energy and other environmental attributes, other project contracts, changes in regulated transmission rates, compliance with the terms of non-recourse project-level financing, including debt repayment schedules, the transition to market or recontracted pricing following the expiration of offtake agreements, domestic and international tax laws and tax rates, foreign exchange fluctuations, working capital requirements and the operating performance of the assets. Furthermore, our board of directors may increase, or cause EM LLC to increase reserves to account for the seasonality that has historically existed in our assets’ cash flows and the variances in the pattern and frequency of distributions to us from our assets during the year.

•

Prior to EM LLC making any cash distributions to its members, EM LLC will reimburse our Sponsor and its affiliates for certain governmental charges they incur on our behalf pursuant to the Management Services Agreement. EM LLC’s operating agreement will not limit the amount of governmental charges for which our Sponsor and its affiliates may be reimbursed. The Management Services Agreement will provide that our Sponsor will determine in good faith the governmental charges that are allocable to us. Accordingly, the reimbursement of governmental charges and payment of fees, if any, to our Sponsor and its affiliates will reduce the amount of our cash available for distribution.

•	Section 170 of the DGCL allows our board of directors to declare and pay dividends on the shares of our Class A common stock either:

•	out of its surplus, as defined in and computed in accordance with the DGCL; or

•	in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

•

We may lack sufficient cash to pay dividends to holders of our Class A common stock due to cash flow shortfalls attributable to a number of operational, commercial or other factors, including low availability, as well as increases in our operating and/or general and administrative expenses, principal and interest payments on our outstanding debt, income tax expenses, working capital requirements or anticipated cash needs at our project-level subsidiaries.

•

EM LLC’s cash distributions to us and, as a result, our ability to pay or grow our dividends is dependent upon the performance of our subsidiaries and their ability to distribute cash to us. The ability of our project-level subsidiaries to make cash distributions to EM LLC may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state corporation laws and other laws and regulations.

Our ability to grow our business and dividend

We intend to grow our business primarily through the acquisition of contracted clean power generation assets, which, we believe, will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. However, the determination of the amount of cash dividends to be paid to holders of our Class A common stock will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deems relevant.

We expect that we will rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any future growth capital expenditures. To the extent we are unable to finance growth externally, our cash dividend policy could significantly impair our ability to grow because we do not currently intend to reserve a substantial amount of cash generated from operations to fund growth opportunities. If external financing is not available to us on acceptable terms, our board of directors may decide to finance acquisitions with cash from operations, which would reduce or even eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock. To the extent we issue additional shares of capital stock to fund growth capital expenditures, the payment of dividends on those additional shares may increase the risk that we will be unable to maintain or increase our per share dividend level. There are no limitations in our bylaws or certificate of incorporation (other than a specified number of authorized shares), and there will not be any limitations under our Revolver, on our ability to issue additional shares of capital stock, including preferred stock that would have priority over our Class A common stock with respect to the payment of dividends. Additionally, the incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which in turn may impact our cash available for distribution and, in turn, our ability to pay dividends to holders of our Class A common stock.

Minimum quarterly distribution

Upon completion of this offering, the amended and restated operating agreement of EM LLC will provide that, during the Subordination Period, the holders of Class A units (and Class B1 units, if any), will have the right to receive the “Minimum Quarterly Distribution” of $         per unit for each whole quarter, or $         per unit on an annualized basis, before any distributions are made to the holders of Class B units. The payment of the full Minimum Quarterly Distribution on all of the Class A units, Class B1 units and Class B units to be outstanding after completion of this offering would require EM LLC to have CAFD of approximately $         million per quarter, or $         million per year (assuming          an payout ratio). EM LLC’s ability to make cash distributions at the Minimum Quarterly Distribution rate will be subject to the factors described above under “—Limitations on cash dividends.” The table below sets forth the amount of Class A units, Class B units and Class B1 units that will be outstanding immediately after this offering and the CAFD needed to pay the aggregate Minimum Quarterly Distribution on all of such units for a single fiscal quarter and a four-quarter period (assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock):

	No exercise of option to purchase additional Class A common stock					Full exercise of option to purchase additional Class A common stock
	Aggregate minimum quarterly distribution					Aggregate minimum quarterly distributions
	Number of units	One quarter		Four quarters		Number of units	One quarter		Four quarters
Class A units		$		$			$		$
Class B units
Class B1 units	—		—		—	—		—		—

Total		$		$			$		$

We intend to use any net proceeds we receive as a result of the exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B units (and Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions, and immediately cancel such Class B units (and shares of Class B common stock) contemporaneously with EM LLC issuing Class A units to us. When we purchase a Class B unit (and share of Class B stock) from our Sponsor and contemporaneously receive a Class A unit, the aggregate minimum quarterly distribution with respect to the Class A units and Class B units will increase or decrease, respectively, by $         per quarter and by $         per four quarters.

Subordination of Class B units

During the Subordination Period, holders of the Class B units are not entitled to receive any distribution until the Class A units and Class B1 units (if any) have received the Minimum Quarterly Distribution for the current quarter plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. The Class B units will not accrue arrearages.

To the extent EM LLC does not pay the Minimum Quarterly Distribution on the Class A units and Class B1 units, holders of such units will not be entitled to receive such payments in the future except during the Subordination Period. To the extent EM LLC has CAFD in any future quarter during the Subordination Period in excess of the amount necessary to pay the Minimum Quarterly Distribution to holders of its Class A units and Class B1 units, EM LLC will use this excess cash to pay any distribution arrearages on Class A units and Class B1 units related to prior quarters ending during the Subordination Period before any cash distribution is made to holders of Class B units. After the Subordination Period ends, Class A units and Class B1 units will not accrue arrearages. Please read “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Distributions—Subordination period.”

Unaudited pro forma cash available for distribution for the year ended December 31, 2013 and the six months ended June 30, 2014

If we had completed the Organizational Transactions on January 1, 2013, our unaudited cash available for distribution for the year ended December 31, 2013 and the six months ended June 30, 2014 would have been approximately $         million and $         million, of which $         million and $         million, respectively, would have been distributed by EM LLC to EM Yieldco as the holder of Class A units of EM LLC. These amounts would have been insufficient to pay the full quarterly cash dividend on all of our Class A common stock to be outstanding immediately after completion of this offering based on our initial quarterly dividend of $         per share of our Class A common stock per quarter (or $         per share on an annualized basis).

Our calculation of unaudited pro forma cash available for distribution includes the management fee payable to our Sponsor under the Management Services Agreement. The calculation also reflects all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement. These costs include incremental general and administrative expenses as a result of being a publicly traded company, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation, because those expenses will be paid by our Sponsor under the Management Services Agreement.

Our unaudited pro forma combined financial statements, from which our unaudited cash available for distribution was derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash method concept, while our predecessor’s historical financial statements were prepared on an accrual basis. We derived the amounts of unaudited cash available for distribution stated above in the manner shown in the table below. As a result, the amount of unaudited pro forma cash available should only be viewed as a general indicator of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

The footnotes to the table below provide additional information about the adjustments and should be read along with the table.

Pro forma
(in thousands, except share and per share data)	Year ended December 31, 2013	Six months ended June 30, 2014
Operating revenues	$	$
Operating costs and expenses:
Cost of operations
Depreciation and accretion
General and administration(1)

Total operating costs and expenses

Operating income
Other (income) expense:
Interest expense
Other (income) expense

Total other expense

Income before income tax benefit
Income tax benefit

Net loss

Add:
Depreciation, amortization and accretion
Interest expense
Income tax expense (benefit)
Stock compensation expense

Adjusted EBITDA(2)	$	$

Adjustments to reconcile net income to net cash provided by operating activities:
Net income
Depreciation and accretion
Other non-cash items
Changes in assets and liabilities

Net cash provided by operating activities	$	$

Adjustments to reconcile net cash provided by operating activities to cash available for distributions:
Net cash provided by operating activities	$	$
Changes in assets and liabilities
Deposits into/withdrawals from restricted cash accounts paid from operating cash flows
Cash distributions to non-controlling interests
Scheduled project-level and other debt service repayments
Non-expansionary capital expenditures(3)
Other items

Estimated cash available for distribution	$	$

Estimated cash available for distribution to holders of Class A common stock	$	$
Estimated aggregate annual dividend	$	$
Shares of Class A common stock
Estimated dividend per share of Class A common stock	$	$

(1)	Reflects all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement.

(2)	Adjusted EBITDA, and cash available for distribution are non-GAAP measures. You should not consider these measures as alternatives to net income (loss), determined in accordance with GAAP, or net cash provided by operating activities, determined in accordance with GAAP. For definitions of Adjusted EBITDA and cash available for distribution and a complete discussion of their limitations, see footnotes (1) and (2), respectively, under the heading “Summary—Summary historical and pro forma financial data” elsewhere in this prospectus.

(3)	Represents capital expenditures for maintenance and up-keep associated with our project portfolio.

Estimated cash available for distribution for the twelve months ending December 31, 2015 and June 30, 2016

We forecast that our cash available for distribution during the twelve months ending December 31, 2015 and June 30, 2016 will be approximately $         million and $         million, respectively, of which we forecast $         million will be distributed by EM LLC to EM Yieldco as the holder of Class A units of EM LLC for the twelve months ending December 31, 2015 and $         million for twelve months ending June 30, 2016. This amount (together with our other sources of liquidity) would be sufficient to pay our initial quarterly dividend of $         per share on all outstanding shares of our Class A common stock immediately after completion of this offering for each quarter in the twelve months ending December 31, 2015 and June 30, 2016. Based on the assumptions described below, we forecast total available liquidity of $         million (including $         million of availability under the Revolver) as of December 31, 2015, assuming that we do not acquire any additional projects prior to that date.

We are providing this forecast to supplement our predecessor’s historical combined financial statements and to support our belief that we will have sufficient cash available for distribution to allow EM LLC to make distributions to EM Yieldco as the holder of Class A units of EM LLC in amounts sufficient to allow EM Yieldco to pay a regular quarterly dividend on all of our outstanding Class A common stock immediately after completion of this offering for each quarter in fiscal year 2015, at our initial quarterly dividend of $         per share (or $         per share on an annualized basis). Please read “—Assumptions and considerations” for further information as to the assumptions we have made for the forecast.

Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take with respect to our initial portfolio of projects during each of the twelve-month periods ending December 31, 2015 and June 30, 2016. Although acquisitions are an important part of our growth strategy, the forecast does not include the effects of, and we have not included any adjustments with respect to, any acquisitions we may complete during the period covered by our forecast. It should be read together with the historical combined financial statements and the accompanying notes thereto included elsewhere in this prospectus and “Management’s discussion and analysis of financial condition and results of operations.” We believe that we have a reasonable basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. The assumptions and estimates underlying the forecast, as described below under “—Assumptions and considerations,” are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in “Risk factors.” For purposes of our forecast, we have assumed that no unexpected risks will materialize during the forecast periods. Any of the risks discussed in this prospectus, to the extent they occur, could cause actual results of operations to vary significantly from those that would enable us to generate sufficient cash available for distribution to allow EM LLC to make distributions in amounts sufficient to allow us to pay the aggregate annualized regular quarterly dividend on all outstanding shares of our Class A common stock for the twelve-month periods ending December 31, 2015 and June 30, 2016, calculated at the initial quarterly dividend rate of $         per share per quarter (or $         per share on an annualized basis). Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. If our forecasted results are not achieved, we may not be able to pay a regular quarterly dividend to holders of our Class A common stock at our initial quarterly dividend level or at all. Inclusion of the forecast in this prospectus should not be regarded as a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved.

The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our forecast, nor have they expressed any opinion or any other form of assurance on our forecast or its achievability, and our independent auditors assume no responsibility for, and disclaim any association with, our forecast.

We do not undertake any obligation to release publicly any revisions or updates that we may make to the forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution (together with our other sources of liquidity) to allow EM LLC to make distributions to EM Yieldco as the holder of Class A units of EM LLC in amounts sufficient to allow EM Yieldco to pay the full regular quarterly dividend on all of our Class A common stock outstanding immediately after the completion of this offering for each quarter in the twelve-month periods ending December 31, 2015 and June 30, 2016 (based on our initial quarterly dividend rate of $         per share per quarter (or $         per share on an annualized basis) should not be regarded as a representation by us, the underwriters or any other person that we will pay such dividends. Therefore, you are cautioned not to place undue reliance on this information.

SunEdison Emerging Markets Yield, Inc.

Estimated cash available for distribution

Twelve months ending
(in thousands, except share and per share data)	December 31, 2015	June 30, 2016
Operating revenues	$	$
Operating costs and expenses:
Cost of operations
Depreciation and accretion
General and administration(1)

Total operating costs and expenses

Operating income
Other (income) expense:
Interest expense, net
Other (income) expense

Total other expense

Income before income tax benefit
Income tax benefit

Net loss

Add:
Depreciation, amortization and accretion
Interest expense, net
Income tax expense (benefit)
Stock compensation expense

Adjusted EBITDA(2)	$	$

Adjustments to reconcile net income to net cash provided by operating activities:
Net income
Depreciation, amortization and accretion
Other non-cash items
Changes in assets and liabilities

Net cash provided by operating activities	$	$

Adjustments to reconcile net cash provided by operating activities to cash available for distributions:
Net cash provided by operating activities	$	$
Changes in assets and liabilities
Deposits into/withdrawals from restricted cash accounts paid from operating cash flows
Cash distributions to non-controlling interests
Scheduled project-level and other debt service repayments
Non-expansionary capital expenditures(3)
Other items

Estimated cash available for distribution	$	$

Estimated cash available for distribution to holders of Class A common stock	$	$
Estimated aggregate annual dividend	$	$
Shares of Class A common stock
Estimated dividend per share of Class A common stock	$	$

(1)	Reflects all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement.

(2)	Adjusted EBITDA and cash available for distribution are non-GAAP measures. You should not consider these measures as alternatives to net income (loss), determined in accordance with GAAP, or net cash provided by operating activities, determined in accordance with GAAP. For definitions of Adjusted EBITDA and cash available for distribution and a complete discussion of their limitations, see footnotes (1) and (2), respectively, under the heading “Summary—Summary historical and pro forma financial data” elsewhere in this prospectus.

(3)	Represents capital expenditures for maintenance and up-keep associated with our project portfolio.

Assumptions and considerations

Set forth below are the material assumptions that we have made to demonstrate our ability to generate our estimated Adjusted EBITDA and estimated cash available for distribution for each of the twelve months ending December 31, 2015 and June 30, 2016. The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment of the conditions we expect to exist and the course of action we expect to take during the forecast period. While the assumptions disclosed in this prospectus are not all inclusive, such assumptions are those that we believe are material to our forecasted results of operations. We believe we have a reasonable basis for these assumptions. We believe that our historical results of operations will approximate those reflected in our forecast. However, we can give no assurance that our forecasted results will be achieved. We have assumed that no unexpected risks will materialize during the forecast periods. There will likely be differences between our forecasted and our historical results, and those differences may be material. If our forecast is not achieved, we may not be able to pay cash dividends on our Class A common stock at the initial quarterly dividend level or at all.

General considerations

•

The forecast assumes that in                      2015, we will raise net proceeds of $         million in this offering (after deducting underwriting discounts and commissions) through the issuance of          of our shares of Class A common stock at a price of $         per share. We have also assumed that immediately following the completion of this offering, EM LLC will have          Class A units and          Class B units outstanding and that all of such Class A units will be held by EM Yieldco. The forecast also assumes that the proceeds of this offering will be used as described in “Use of proceeds” elsewhere in this prospectus and that in connection with the completion of this offering, the other transactions contemplated upon under the heading “Summary—Organizational Transactions” will have been completed on or prior to the closing of this offering (other than the exercise by the underwriters of their option to purchase additional shares of our Class A common stock).

•

The historical period for the twelve months ended December 31, 2013 includes the results for our initial portfolio, which have a total nameplate capacity of 17.3 MW. Projects with a total nameplate capacity of 12.3 MW reached COD in the fourth quarter of 2013.

•	The forecast periods include the results of the projects that will be included in our initial portfolio.

•	The forecast periods include the results of operations for the projects in our initial portfolio, all of which reached COD prior to the beginning of such periods.

•

Revenues reflect the terms specified in the PPAs or similar offtake arrangements for 100% of energy production. The electricity pricing used in the forecast is based on our expected annual electricity generation and contracted sales under PPAs or similar offtake arrangements.

•

Cost of operations and expenses are forecast based on historical experience, contracted service arrangements and other management estimates. We believe the forecast cost structure is reasonable based on leveraging our existing infrastructure, our experience in operating the projects, and expected economies of scale from the additional contributed and acquired projects.

•

The forecast assumes our projects will operate within budgeted operating costs, including with respect to operations and maintenance activities pursuant to our O&M agreements and that there will be no unusual, non-recurring or unexpected operating, repair or maintenance charges.

•	The historical period and the forecast periods only include projects that are in our initial portfolio and do not include any of the Call Right Projects.

Total operating revenue

We estimate that we will generate total operating revenue of $         million for the twelve months ending December 31, 2015 and $         million for the twelve months ending June 30, 2016, compared to $         million for the year ended December 31, 2013. The increase in our forecasted periods compared to the historical period is attributed to higher generation as a result of the additional contributed and acquired projects referenced in the general considerations. We estimate megawatts in operation will average          MW for the twelve months ending December 31, 2015 and will average          MW for the period ending June 30, 2016, compared to          MW for the period ending December 31, 2013. Our revenues are primarily a result of the energy produced at our projects and the rates for incentives and rates for sale of generation established under power purchase agreements for each project. We estimate         GWh of production for the twelve months ending December 31, 2015, and          GWh for the twelve months ending June 30, 2016, compared to          GWh for the twelve months ending December 31, 2013. We estimate that     % and     % of total operating revenues will come from incentives in the twelve-month periods ending December 31, 2015 and June 30, 2016, respectively, compared to     % for the period ending December 31, 2013. The decrease in the incentive revenue as a percentage of total operating revenues is primarily due to the increase in megawatt-hours of operating projects and mix of countries without incentives in the forecast periods compared to the historical periods.

Cost of operations

We estimate that we will incur a cost for operations expense of $         million for the twelve months ending December 31, 2015 and $         million for the twelve months ending June 30, 2016, compared to $         million for the year ended December 31, 2013. This increase in our forecasted periods from the historical period is primarily attributed to the additional contributed and acquired projects referenced in the general considerations.

Depreciation, amortization and accretion

We estimate that we will incur depreciation, amortization and accretion expense of $         million for the twelve months ending December 31, 2015 and $         million for the twelve months ending June 30, 2016 compared to $         million for the year ended December 31, 2013. This increase in our forecasted periods from the historical period is primarily attributed to the additional contributed and acquired projects referenced in the general considerations. Forecasted depreciation, amortization and accretion expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies under GAAP. We have assumed that the average depreciable asset lives are 30 years for our solar energy systems.

General and administration

We estimate that we will incur general and administration expenses of $         million for the twelve months ending December 31, 2015 and $         for the twelve months ended June 30, 2016, compared to $         million for the year ended December 31, 2013. These expenses include stock compensation expense of $         million and $         million during the twelve months ended December 31, 2015 and June 30, 2016, respectively, and all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement.

Capital expenditures

We define growth capital expenditures as costs incurred by our Sponsor for contributed projects and payments to third parties for acquired projects. We estimate these costs to be $         million for the twelve months ending December 31, 2015 and $         million for the twelve months ending June 30, 2016, compared to $38.6 million for the year ended December 31, 2013.

Financing and other

We estimate that interest expense will be $         million for the twelve months ending December 31, 2015 and $         million for the twelve months ending June 30, 2016, compared to $1.6 million for the year ended December 31, 2013. The increase is primarily attributed to additional project level debt and indebtedness borrowed under our Revolver to finance our growth capital expenditures. Forecasted interest expense is based on the following assumptions:

•	we estimate that our debt level will be approximately $ million as of December 31, 2015 and $ million as of June 30, 2016; and

•	we estimate that our borrowing costs will average % and % for the 12-month periods ending December 31, 2015 and June 30, 2016, respectively.

We estimate that principal amortization of indebtedness will be $         million for the twelve months ending June 30, 2015 and $         million for the twelve months ending June 30, 2016, compared to $463 thousand for the year ended December 31, 2013. The increase is primarily attributed to additional amortization following COD for projects in our initial portfolio and acquisitions.

Our projects

The forecast above assumes that our portfolio of projects will consist of our initial portfolio during the relevant periods. See “Summary—Our initial portfolio and the Call Right Projects.” We have assumed that we will not make any additional acquisitions during the forecast period, other than those included in our initial portfolio.

MWh sold

Our ability to generate sufficient cash available for distribution to pay dividends to holders of our Class A common stock is primarily a function of the volume of electricity generated and sold by our solar energy projects as well as, to a lesser extent, where applicable, other environmental attributes related to energy generation. The volume of electricity generated and sold by our projects during a particular period is also impacted by the number of projects that have commenced commercial operations, as well as both scheduled and unexpected repair and maintenance required to keep our projects operational. The volume of electricity generated and sold by our projects will be negatively impacted if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions or other events beyond our control. We have assumed that unscheduled outages during the forecast periods will be consistent with our historical experience.

As of June 30, 2014, the weighted average (based on megawatts) remaining life of our PPAs was 21 years. Pricing under the PPAs is fixed for the duration of the contract for all projects. Fixed-pricing PPAs include those which have a fixed base price and are adjusted with an inflation index.

Regulatory, industry and economic factors

Our estimated results of operations for the forecasted period are based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by customers, suppliers, our Sponsor or any of our customers;

•

no new or material amendments to national, provincial, state and local laws or regulations (including tax laws, tariffs and regulations), or interpretation or application of existing laws or regulations, relating to renewable energy generally, or solar energy specifically, that in either case will be materially adverse to our business or our suppliers’, our Sponsor’s or any of our customers’ businesses or operations;

•	no material adverse effects to our business, industry or our suppliers’, our Sponsor’s or any of our customers’ businesses or operations on account of natural disasters;

•	no material adverse change resulting from supply disruptions, reduced demand for electricity or electrical grid or interconnection disruption or curtailment;

•	no material adverse changes in market, regulatory and overall economic conditions; and

•	no material adverse changes in the existing regulatory framework, such as regulations relating to net metering or third-party ownership of electrical generation.

Unaudited pro forma condensed financial statements

The unaudited pro forma condensed statement of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 have been derived from our accounting predecessor’s financial data (as derived from the historical combined financial statements appearing elsewhere in this prospectus) and give pro forma effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering, as if they had occurred on January 1, 2013. The unaudited pro forma condensed balance sheet as of June 30, 2014 gives effective to the Organizational Transactions, including the use of the estimated proceeds from this offering, as if they had occurred on such date. We derived the following unaudited pro forma condensed financial statements by applying pro forma adjustments to the historical condensed combined financial statements of our accounting predecessor included elsewhere in this prospectus. The historical combined financial statements as of and for the year ended December 31, 2013 and the historical condensed combined financial statements as of and for the six months ended June 30, 2014 appearing elsewhere in this prospectus are intended to represent the financial results of our Sponsor’s solar assets that will be contributed to EM LLC as part of the Initial Asset Transfers for that period.

The Formation Transactions for which we have made pro forma adjustments are as follows:

•	the Initial Asset Transfers of the Contributed Projects; and

•

EM LLC’s entry into the new $         million Bridge Facility on                     , 2014 to fund the acquisition by EM LLC of solar projects developed by unaffiliated third parties prior to the completion of this offering or to repay certain of the project-level indebtedness incurred by projects included in our initial portfolio.

The Offering Transactions for which we have made pro forma adjustments are as follows:

•

the amendment and restatement of EM Yieldco’s certificate of incorporation to provide for both Class A common stock, Class B common stock and Class B1 common stock, and the concurrent conversion of (i) SunEdison’s interest in EM Yieldco’s common equity into shares of Class B common stock and (ii) certain equity interests held by certain of our executives and other employees of SunEdison into shares of Class A common stock;

•

the issuance of restricted stock units to be granted to several persons who have provided or are expected to provide services to us in connection with the completion of this offering, or the “IPO Grants;”

•

the amendment of EM LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units and to convert SunEdison’s units into Class B units, issue the IDRs to our Sponsor and appoint EM Yieldco as the sole managing member of EM LLC;

•

the sale of              shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $         million, after deducting underwriting discounts and commissions but before offering expenses;

•	our use of the net proceeds from this offering to purchase newly issued Class A units of EM LLC, representing % of EM LLC’s outstanding membership units;

•	EM LLC’s use of such proceeds to repay the Bridge Facility (including accrued interest), to pay fees for the Revolver and to fund the acquisition of certain projects from our Sponsor;

•	EM Operating LLC’s execution of a new $ million Revolver, which will remain undrawn at the completion of this offering; and

•	our entering into the Management Services Agreement with our Sponsor.

Unaudited pro forma statement of operations for the six months ended June 30, 2014

		Pro forma adjustments		SunEdison Emerging Markets Yield, Inc. pro forma
(in thousands, except share and per share data)	Predecessor	Formation Transactions	Offering Transactions

Statement of Operations Data:
Revenue	$5,380

Operating costs and expenses:
Cost of operations	247
Cost of operations-affiliate	302
General and administrative	267	(1)	(1)
General and administrative-affiliate	541
Depreciation and accretion	1,424

Total operating costs and expenses	2,781

Operating income	2,599
Other expense:
Interest expense	2,461	(2)
Other expense, net	50

Total other expense, net	2,511

Income before income tax benefit	88
Income tax expense	—

Net income	88
Less net income attributable to non-controlling interest	—	(3)

Net income attributable to EM Yieldco	$88

Pro forma basic and diluted loss per share (4)
Pro forma weighted average shares outstanding (4)

Notes to the unaudited pro forma statements of operations for the six months ended June 30, 2014

(1)	Represents stock compensation expense of approximately $ million related to the grants of restricted stock to certain employees in connection with the formation of EM Yieldco, and $ million of stock compensation expense related to the IPO Grants, which will be recognized over the applicable service period.

(2)	Interest expense is adjusted to include: (i) lower interest for debt repaid and (ii) higher interest for acquired debt (recognized at a market interest rate of % at the time of acquisition). Total interest is estimated to be equal to approximately % of total pro forma indebtedness, less an estimate of capitalized interest, plus an estimate of amortization of debt issuance costs and discounts. The actual interest rates may vary from that estimate and a 1/8% variance in the estimated interest rate would result in a $ million change in pro forma interest expense for the six months ended June 30, 2014.

(3)	EM Yieldco will become the sole managing member of EM LLC subsequent to completion of the Initial Asset Transfers. After completion of the Organizational Transactions, EM Yieldco will own less than 100% of the economic interests in EM LLC but will have 100% of the voting power and control the management of EM LLC. In addition, EM LLC will own less than 100% of the project entities. Giving pro forma effect to the Organizational Transactions, including the use of proceeds from this offering as if each had occurred on January 1, 2013, the non-controlling interest would have been % of the net loss of EM LLC, which received less than 100% of the income from the underlying project entities.

(4)	The pro forma basic and diluted loss per share is calculated as follows:

(in thousands, except share and per share data)	Basic	Diluted

EPS Numerator:
Net loss attributable to Class A common stock	$	$

EPS Denominator:
Class A shares offered hereby
Restricted Class A shares

Total Class A shares

Loss per share	$	$

Unaudited pro forma statement of operations for the year ended December 31, 2013

		Pro forma adjustments		SunEdison Emerging Markets Yield, Inc. pro forma
(in thousands, except share and per share data)	Predecessor	Formation Transactions	Offering Transactions

Statement of Operations Data:
Revenue	$2,670

Operating costs and expenses:
Cost of operations	62
Cost of operations-affiliate	145
General and administrative	187	(1)	(1)
General and administrative-affiliate	1,343
Depreciation and accretion	702

Total operating costs and expenses	2,439

Operating income	231

Other expense:
Interest expense	1,612	(2)
Other expense, net	57

Total other expenses, net	1,669

Loss before income tax expense	(1,438)
Income tax expense	123

Net loss	(1,561)
Less net income attributable to non-controlling interest	—	(3)

Net loss attributable to EM Yieldco (4)	$(1,561)

Pro forma basic and diluted loss per share (4)
Pro forma weighted average shares outstanding

Notes to the unaudited pro forma statements of operations for the year ended December 31, 2013

(1)	Represents stock compensation expense of approximately $ million related to the grants of restricted stock to certain employees in connection with the formation of EM Yieldco, and $ million of stock compensation expense related to the IPO Grants, which will be recognized over the applicable service period.

(2)	Interest expense is adjusted to include: (i) lower interest for debt repaid and (ii) higher interest for acquired debt (recognized at a market interest rate of % at the time of acquisition). Total interest is estimated to be equal to approximately % of total pro forma indebtedness, less an estimate of capitalized interest, plus an estimate of amortization of debt issuance costs and discounts. The actual interest rates may vary from that estimate and a 1/8% variance in the estimated interest rate would result in a $ million change in pro forma interest expense for the year ended December 31, 2013.

(3)	EM Yieldco will become the sole managing member of EM LLC subsequent to consummation of the Initial Asset Transfers. After consummation of the Organizational Transactions, EM Yieldco will own less than 100% of the economic interests in EM LLC but will have 100% of the voting power and control the management of EM LLC. In addition, EM LLC will own less than 100% of the consolidated project entities. Giving pro forma effect to the Organizational Transactions, including the use of proceeds from this offering as if each had occurred on January 1, 2013, the non-controlling interest would have been %, of the net loss of EM LLC, which received less than 100% of the income from the underlying consolidated project entities.

(4)	The pro forma basic and diluted loss per share is calculated as follows:

(in thousands, except share and per share data)	Basic	Diluted

EPS Numerator:
Net loss attributable to Class A common stock	$	$

EPS Denominator:
Class A shares offered hereby
Restricted Class A shares

Total Class A shares

Loss per share	$	$

Unaudited pro forma balance sheet as of June 30, 2014

		Pro forma adjustments				SunEdison Emerging Markets Yield, Inc. pro forma
(in thousands, except share data)	Predecessor	Formation Transactions		Offering Transactions

Assets

Current assets:
Cash and cash equivalents	$3,293		$(1)		$(2)	$
Restricted cash	2,568
Accounts receivable	1,869
Deferred financing costs, net	96
Other current assets	598

Total current assets	8,424
Property and equipment, net	60,921
Due from parent and affiliates	156
Deferred financing costs, net	1,290				(2)
Other assets	4,216

Total assets	$75,007	$		$		$

Liabilities and Equity

Current liabilities:
Current portion of long-term debt	$3,223	$		$		$
Accounts payable	295
Accrued expenses and other current liabilities	481
Due to parent and affiliates	3,484

Total current liabilities	7,483
Long-term debt, less current portion	52,419
Due to parent and affiliates	3,675
Asset retirement obligations	1,986
Deferred tax liabilities	123				(3)

Total liabilities	$65,686	$		$		$

Equity:
Net parent investment	$10,280	$		$		$
Class A common stock, par value $0.01 per share, shares authorized, no shares issued and outstanding, actual; shares issued and outstanding, as adjusted	—				(4)
Class B common stock, par value $0.01 per share, shares authorized, no shares issued and outstanding, actual; shares issued and outstanding, as adjusted	—				(4)
Class B1 common stock, par value $0.01 per share, shares authorized, no shares issued and outstanding, actual; shares issued and outstanding, as adjusted	—				(4)
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; 50,000,000 authorized; no shares issued and outstanding, as adjusted	—
Additional paid-in-capital	—
Accumulated other comprehensive loss	(959)
Non-controlling interest	—				(5)
Members’ equity	—				(5)

Total equity	$9,321	$		$		$

Total liabilities and equity	$75,007	$		$		$

Notes to the unaudited pro forma balance sheet

as of June 30, 2014

(1)	Represents the payment of financing costs related to establishing the Revolver.

(2)	Represents the effect of the following Offering Transactions:

Proceeds from this offering, net of estimated fees and expenses	$
Repayment of the Bridge Facility

Net adjustment	$

(3)	Represents elimination of deferred taxes as a result of this offering.

(4)	Represents the par value of common stock issued and outstanding as a result of this offering.

(5)	Represents the reallocation of equity as a result of this offering.

Selected historical combined financial data

The following table shows selected historical combined financial data at the dates and for the periods indicated. The selected historical combined financial data as of and for the years ended December 31, 2012 and 2013 have been derived from the audited combined financial statements of our accounting predecessor included elsewhere in this prospectus. The selected historical combined financial data and balance sheet data as of June 30, 2014 and for the six months ended June 30, 2013 and 2014 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The historical combined financial statements as of December 31, 2012 and 2013, for the years ended December 31, 2012 and 2013, as of June 30, 2014, and for the six months ended June 30, 2013 and 2014 are intended to represent the financial results of SunEdison’s contracted renewable energy assets that will be contributed to EM LLC as part of the Initial Asset Transfers.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s discussion and analysis of financial condition and results of operations.”

Financial data of SunEdison Emerging Markets Yield, Inc. have not been presented in this prospectus as it is a newly incorporated entity, had no business transactions or activities and had no assets or liabilities during the periods presented in this prospectus.

	For the year ended December 31,		For the six months ended June 30,
(in thousands)	2012	2013	2013	2014
				(unaudited)

Statement of Operations Data:
Revenue	$1,544	$2,670	$931	$5,380

Operating costs and expenses:
Cost of operations	22	62	40	247
Cost of operations-affiliate	59	145	15	302
General and administrative	144	187	163	267
General and administrative-affiliate	359	1,343	672	541
Depreciation and accretion	406	702	213	1,424

Total operating costs and expenses	990	2,439	1,103	2,781

Operating income (loss)	554	231	(172)	2,599

Other (income) expense:
Interest expense	1,009	1,612	1,298	2,461
Other (income) expense, net	(38)	57	(13)	50

Total other expenses, net	971	1,669	1,285	2,511

(Loss) income before income tax expense	(417)	(1,438)	(1,457)	88
Income tax expense	—	123	125	—

Net (loss) income	$(417)	$(1,561)	$(1,582)	$88

Other Financial Data (unaudited):
Adjusted EBITDA(1)	$998	$504	$818	$4,457

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(397)	$(1,388)	$(788)	$1,301
Investing activities	1,439	(46,693)	(27,256)	996
Financing activities	(847)	49,748	32,429	(925)
Effect of exchange rate changes on cash	(1)	(89)	(112)	72

Balance Sheet Data (at period end):
Cash and cash equivalents	$271	$1,849		$3,293
Restricted cash(2)	588	8,350		6,608
Property and equipment, net	11,385	59,752		60,921
Total assets	13,168	73,441		75,007
Total liabilities	8,273	65,006		65,686
Total equity	4,895	8,435		9,321

(1)	Adjusted EBITDA is a non-GAAP financial measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net income plus interest expense, unrealized (gains) losses on interest rate swaps, income taxes, depreciation and accretion and stock compensation expense, after eliminating the impact of non-recurring items and other factors that we do not consider indicative of future operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal planning purposes, including aspects of our operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the case requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	it adjusts for contract amortization, mark-to-market gains or losses, asset write-offs, impairments and factors that we do not consider indicative of future performance;

•

it reflects adjustments for factors that we do not consider indicative of future performance, even though we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

	For the year ended December 31,		For the six months ended June 30,
(in thousands) (unaudited)	2012	2013	2013	2014
Net (loss) income	$(417)	$(1,561)	$(1,582)	$88

Add:
Depreciation and accretion	406	702	213	1,424
Interest expense	1,009	1,612	1,298	2,461
Unrealized (gain) loss on interest rate swaps	—	(372)	764	484
Income tax expense	—	123	125	—
Stock compensation expense	—	—	—	—

Adjusted EBITDA	$998	$504	$818	$4,457

(2)	Restricted cash includes current restricted cash and non-current restricted cash included in “other assets” in the condensed combined financial statements.

Management’s discussion and analysis of financial condition and results of operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk factors,” “Cautionary statement concerning forward-looking statements” and other matters included elsewhere in this prospectus. The following discussion of our financial condition and results of operations should be read in conjunction with our predecessor’s historical combined financial statements and the notes thereto included elsewhere in this prospectus and our unaudited pro forma financial data, as well as the information presented under “Summary—Summary historical and pro forma financial data,” “Selected historical combined financial data,” and “Unaudited pro forma condensed financial statements.”

Overview

We are a dividend growth-oriented company formed to own and operate contracted clean power generation assets in attractive, high-growth emerging markets. Our business objective is to acquire, from SunEdison and unaffiliated third parties, clean energy generation assets that produce high-quality contracted cash flows, primarily by serving utility and commercial customers with strong credit ratings. Our initial target markets will be India, Malaysia, South Africa and China. India, South Africa and China were among the fastest growing solar markets worldwide from 2010 through 2013 in terms of annual growth rate of installed megawatts. We expect this high rate of growth in our initial target markets to continue to be driven by accelerating industrialization, an expanding middle class and attractive regulatory policies that incentivize renewable energy investments.

Our initial portfolio consists of solar projects located in India and Malaysia with total nameplate capacity of 17.3 MW, supported by long-term PPAs with creditworthy counterparties. The PPAs for projects included in our initial portfolio have a weighted average remaining life of 21 years as of June 30, 2014. We intend to rapidly expand and diversify our initial project portfolio by acquiring utility-scale and commercial and industrial distributed solar power generation assets located in India, Malaysia, South Africa and China, which we expect will also have PPAs with creditworthy counterparties. We expect to pursue opportunities in other emerging markets that have characteristics similar to those of our initial target markets. Over time, we intend to selectively acquire other clean power generation assets, including wind, natural gas, hydro-electricity and hybrid energy solutions that enable us to provide power on a 24/7 basis, as well as to own solar generation assets serving residential customers.

Factors that significantly affect our results of operations and business

We expect the following factors will affect our results of operations:

Increasing utilization of clean power generation sources

Clean energy has been one of the fastest growing sources of electricity generation globally over the past decade. We expect the renewable energy generation segment in particular to continue to offer high growth opportunities driven by:

•

the competitive cost of most clean energy technologies and, most significantly, the ongoing reduction in the cost of solar energy, which will increase the number of markets in which grid parity is achieved;

•

transmission and distribution charges and the effects of an aging transmission infrastructure, which enable renewable energy generation sources located at a customer’s site, or “distributed generation,” to be more competitive with, or cheaper than, grid-supplied electricity;

•

the replacement of aging and conventional power generation facilities in the face of increasing industry challenges, such as regulatory barriers, increasing costs of and difficulties in obtaining and maintaining applicable permits, and the decommissioning of certain types of conventional power generation facilities, such as coal and nuclear facilities;

•

the ability to couple renewable power generation with other forms of power generation, creating a hybrid energy solution capable of providing energy on a 24/7 basis while reducing the average cost of electricity obtained through the system;

•	the desire of energy consumers to lock in a predictable rate for long-term pricing of a reliable energy source;

•	renewable power generation’s ability to utilize freely available sources of fuel, thus avoiding the risks of price volatility and market disruptions associated with many conventional fuel sources;

•	environmental concerns over conventional power generation; and

•

government policies that encourage development of renewable power, such as national, provincial, state or local renewable portfolio standard programs, which motivate utilities to procure electricity from renewable resources.

In addition to renewable energy, we expect natural gas to grow as a source of electricity generation due to its relatively low cost and low environmental impact compared to other fossil fuel sources, such as coal and oil.

Project operations and generation

Our revenue is primarily a function of the volume of electricity generated and sold by our solar energy projects. Our initial portfolio of power generation assets is fully contracted under long-term PPAs with creditworthy counterparties. As of June 30, 2014, the weighted average remaining life of our PPAs was 21 years. Pricing of the electricity sold under these PPAs is fixed for the duration of the contract. We also expect that certain of our PPAs will have price escalators based on an index (such as the consumer price index) or other rates specified in the applicable PPA.

We define “generation availability” as the actual amount of time a power generation asset produces electricity divided by the amount of time such asset is expected to produce electricity, which reflects anticipated maintenance and interconnection interruptions. Our ability to generate electricity in an efficient and cost-effective manner is impacted by our ability to maintain and utilize the electrical generation capacity of our projects. The volume of electricity generated and sold by our projects during a particular period is also impacted by the number of projects that have commenced commercial operations, as well as both scheduled and unexpected repair and maintenance required to keep our projects operational. Equipment performance represents the primary factor affecting our operating results because equipment downtime impacts the volume of the electricity that we are able to generate from our projects. The volume of electricity generated and sold by our projects will be negatively impacted if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions or other events beyond our control.

Generally, over longer time periods, we expect our portfolio will exhibit less variability in generation compared to shorter periods. It is likely that we will experience more generation variability in monthly or quarterly production than we do for annual production. As a result, our periodic cash flows and payout ratios will reflect more variability during periods shorter than a year. While we intend to reserve a portion of our cash available for distribution and maintain a revolving credit facility in order to, among other things, facilitate the payment of dividends to our stockholders, unpredicted variability in generation could result in variability of our dividend payments to the extent we lack sufficient reserves and liquidity.

We use reliable and proven solar panels, inverters and other equipment for each of our projects. We believe this significantly reduces the probability of unexpected equipment failures. Additionally, through our Management Services Agreement with our Sponsor, one of the world’s largest solar energy developers and operators, we have access to significant resources to support the maintenance and operation of our business. We believe our relationship with our Sponsor provides us with the opportunity to benefit from our Sponsor’s expertise in solar technology, project development, finance, and management and operations.

Project acquisitions

Our ability to execute our growth strategy is dependent on our ability to acquire additional clean power generation assets from our Sponsor and unaffiliated third parties. We are focused on acquiring long-term contracted clean power generation assets with proven technologies, low operating risks and stable cash flows in geographically diverse locations with growing demand and stable legal and political systems. We expect to have the opportunity to increase our cash available for distribution and, in turn, our quarterly dividend per share by acquiring additional assets from our Sponsor, including those available to us under the Support Agreement, and from third parties.

As of June 30, 2014, our Sponsor’s pipeline (as defined below) was 4.3 GW. We benefit from this pipeline because our Sponsor has granted us a right to acquire the Call Right Projects and a right of first offer with respect to the ROFO Projects pursuant to the Support Agreement.

SunEdison includes a clean energy system project in its “pipeline” when it has a signed or an awarded PPA or other energy offtake agreement or has achieved each of the following three items: (i) site control, (ii) an identified interconnection point with an estimate of the interconnection costs and (iii) an executed energy offtake agreement or the determination that there is a reasonable likelihood that an energy offtake agreement will be signed. There can be no assurance that SunEdison’s pipeline will be converted into completed projects or that we will acquire these projects.

Immediately prior to the completion of this offering, we will enter into the Support Agreement with our Sponsor, which requires our Sponsor to offer us Call Right Projects from its development pipeline by the end of 2016 that have at least $         million of Projected FTM CAFD. Specifically, the Support Agreement requires our Sponsor to offer us:

•	after the completion of this offering and prior to the end of 2015, clean energy projects that have at least $ million of Projected FTM CAFD; and

•	during calendar year 2016, clean energy projects that have at least $ million of Projected FTM CAFD.

If the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement after the completion of this offering and prior to the end of 2015 is less than $         million, or the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement during 2016 is less than $         million, our Sponsor has agreed that it will continue to offer to us sufficient Call Right Projects until the total aggregate Projected FTM CAFD commitment has been satisfied. The Call Right Projects that are specifically identified in the Support Agreement currently have a total nameplate capacity of 96 MW. We believe the currently identified Call Right Projects will be sufficient to satisfy a majority of the Projected FTM CAFD commitment for 2015 and between     % and     % of the Projected FTM CAFD commitments for 2016 (depending on the amount of project-

level debt incurred by such projects). The Support Agreement provides that our Sponsor is required to update the list of Call Right Projects with additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired Call Right Projects that have the specified minimum amount of Projected FTM CAFD for each of the periods covered by the Support Agreement.

In addition, the Support Agreement grants us a right of first offer with respect to the ROFO Projects. The Support Agreement does not identify the ROFO Projects since our Sponsor will not be obligated to sell any project that would constitute a ROFO Project. As a result, we do not know when, if ever, any ROFO Projects or other assets will be offered to us. In addition, in the event that our Sponsor elects to sell such assets, it will not be required to accept any offer we make to acquire any ROFO Project and, following the completion of good faith negotiations with us, our Sponsor may choose to sell such assets to a third party or not sell the assets at all.

In addition to acquiring clean power generation assets from our Sponsor, we intend to pursue additional acquisition opportunities that are complementary to our business from unaffiliated third parties. See “Business—Our business strategy.”

When we acquire clean power generation assets from a party other than our Sponsor, our financial statements will generally reflect such assets and their associated operations beginning on the date the acquisition is consummated. For so long as our Sponsor controls us, acquisitions from it will result in a recast of our financial statements for prior periods in accordance with accounting rules applicable to transactions between entities under common control. As a result, our financial statements would reflect such assets and resulting costs and operations for periods prior to the consummation of the acquisition.

Seasonality

The amount of electricity our solar power generation assets produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months results in less irradiation, the generation of particular assets will vary depending on the season. Additionally, to the extent more of our power generation assets are located in the northern or southern hemisphere, overall generation of our entire asset portfolio could be impacted by seasonality. While we expect seasonal variability to occur, we expect aggregate seasonal variability to decrease if geographic diversity of our portfolio between the northern and southern hemisphere increases.

We expect our initial portfolio’s power generation to be at its lowest during the third quarter of each year. Similarly, we expect our third-quarter revenue generation to be lower than other quarters. We intend to reserve a portion of our cash available for distribution and maintain a revolving credit facility in order to, among other things, facilitate the payment of dividends to our stockholders. As a result, we do not expect seasonality to have a material effect on the amount of our quarterly dividends.

Location of power generation assets/tax repatriation

While we will be a United States taxpayer, substantially all of our assets are located in foreign tax jurisdictions and we expect that we will acquire additional power generation assets in foreign tax jurisdictions in the future. Changes in tax rates and the application of foreign tax withholding requirements in foreign jurisdictions where we own power generation assets will impact the contribution from such assets to cash available for distribution.

In order to minimize withholdings at the project level, cash from profits may be maintained at the local legal entity level for future acquisitions. Intercompany loans may be structured at the parent level to allow for the efficient flow of cash and to fund the dividend requirements.

Cash distribution restrictions

In many cases, we obtain project-level financing for our clean power generation assets. These project financing arrangements typically restrict the ability of our project subsidiaries to distribute funds to us unless specific financial thresholds are satisfied on specified dates. Although our calculation of cash available for distribution, or “CAFD,” will reflect the cash generated by such project subsidiaries, we may not have sufficient liquidity to make corresponding distributions until the cash is actually distributed and/or such financial thresholds are satisfied. As a result, EM LLC may incur borrowings under our Revolver to fund dividends or increase our reserves for the prudent conduct of our business.

Foreign exchange

Our operating results are reported in United States dollars. However, all of our revenues and expenses are generated in currencies other than United States dollars (including Indian Rupee, Malaysian Ringgit and other currencies). As a result, we expect our revenues and expenses will be exposed to foreign exchange fluctuations in local currencies where our clean power generation assets are located. We intend to use derivative financial instruments, such as purchasing currency options to minimize our net exposure to currency fluctuations.

Interest rates

As of June 30, 2014, our long-term debt was borrowed at variable interest rates. In the future, we expect a substantial amount of our corporate and project-level capital structure will also be financed with variable rate debt or similar arrangements. We also expect that we will refinance our debt from time to time. If we incur variable rate debt or refinance our fixed rate debt, changes in interest rates could have an adverse effect on our cost of capital. To limit our interest rate risk with respect to our project-level long-term variable rate debt, we have entered into interest rate swap agreements.

Key metrics

Operating metrics

Nameplate megawatt capacity

We measure the electricity-generating production capacity of our power generation assets in nameplate megawatt capacity. Rated capacity is the expected maximum output a power generation system can produce without exceeding its design limits. Nameplate capacity is the rated capacity of all of the power generation assets we own adjusted to reflect our economic ownership of joint ventures and similar projects. The size of our power generation assets varies significantly among the assets comprising our portfolio. We believe the aggregate nameplate megawatt capacity of our portfolio is indicative of our overall production capacity and period to period comparisons of our nameplate megawatt capacity are indicative of the growth rate of our business.

Generation availability

Generation availability refers to the actual amount of time a power generation asset produces electricity divided by the amount of time such asset is expected to produce electricity, which reflects anticipated maintenance and interconnection interruptions. We track generation availability as a measure of the operational efficiency of our business.

Megawatt-hour generation

Megawatt-hour generation refers to the actual amount of electricity a power generator produces over a specific period of time. We track the aggregate generation of our power generation assets as it is indicative of the periodic production of our business operations.

Megawatt-hours sold

Megawatt-hours sold refers to the actual volume of electricity generated and sold by our projects during a particular period. We track megawatt-hours sold as an indicator of our ability to recognize revenue from the generation of electricity at our projects.

Financial metrics

Cash available for distribution

As calculated in this prospectus, CAFD represents net cash provided by (used in) the operating activities of EM LLC (i) plus or minus changes in assets and liabilities as reflected on our statements of cash flows, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities, (iii) minus cash distributions paid to non-controlling interests in our projects, if any, (iv) minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, (vi) plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities and (vii) plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of the audit committee.

We believe CAFD is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of financial performance. In addition, CAFD is used by our management team for internal planning purposes. For a further discussion of CAFD, including a reconciliation of net cash provided by (used in) operating activities to cash available for distribution and a discussion of its limitations, see footnote 2 under the heading “Summary—Summary historical and pro forma financial data” elsewhere in this prospectus.

Adjusted EBITDA

We define Adjusted EBITDA as net income plus interest expense, unrealized (gains) losses on interest rate swaps, income taxes, depreciation and accretion and stock compensation expense, after eliminating the impact of non-recurring items and other factors that we do not consider indicative of future operating performance.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities. In addition, Adjusted EBITDA is used by our management for internal planning purposes, which includes certain aspects of our operating budget and capital expenditures. See footnote (1) under the heading “Summary—Summary historical and pro forma financial data” elsewhere in this prospectus for a discussion on the limitations of Adjusted EBITDA.

Components of results of operations

Revenues

A significant majority of our revenues are obtained through the sale of energy pursuant to terms of PPAs or other contractual arrangements, which have a weighted average (based on megawatts) remaining life of 21 years as of June 30, 2014. All of these PPAs are accounted for as operating leases and have no minimum lease payments and all of the rental income under these leases is recorded as income when the electricity is delivered.

Incentives

We also anticipate receiving performance-based incentives, or “PBIs,” from governmental agencies in connection with certain sponsored programs. PBI revenue is generally based on the actual level of output generated from our solar energy systems recognized upon validation of the kilowatt-hours produced from a third-party metering company.

We also intend to negotiate and expect to receive upfront incentives or subsidies from various governmental jurisdictions for operating certain of our solar energy systems. When amounts are deferred, they will be recognized as revenue on a straight-line basis over the estimated useful life of the solar energy system.

Operating costs and expenses

Cost of operations

Cost of operations is comprised of operations and maintenance expenses incurred in order to operate our solar power generation assets as well as property and other taxes, property insurance, land leases rental expense and licenses. Cost of operations—affiliates represents operation and maintenance services provided under fixed price agreements with affiliates of the Sponsor and include annual price increases. Cost of operations—affiliates also includes project-level management administration agreements.

Depreciation and accretion

Depreciation expense is recognized using the straight-line method over the estimated useful lives of our solar power generation assets. Accretion expense represents the increase in asset retirement obligations over the remaining operational life of the associated solar power generation assets.

General and administrative

Our general and administrative expenses consist primarily of the allocation of general corporate overhead costs from our Sponsor that are attributable to our predecessor operations, “affiliate expenses.” These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources and procurement. Upon completion of this offering, we expect that our general and administrative expense will be comprised of the management fee we will pay to our Sponsor for the management and administration services provided to us under the Management Services Agreement and all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement. See “Certain relationships and related party transactions—Management Services Agreement.”

Interest expense

Interest expense is comprised of interest incurred under our variable rate financing arrangements and the amortization of deferred financing costs incurred in connection with obtaining construction and term financing.

Income tax expense

Income tax benefit (expense) consists of national, provincial, state and local income taxes in India and Malaysia and deferred income taxes and changes in related valuation allowance reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Combined results of operations of our predecessor

Six months ended June 30, 2014 compared to six months ended June 30, 2013

The following table summarizes our historical combined statements of operations as a percentage of operating revenue for the periods shown:

	For the six months ended June 30,
(as a percentage of revenue)	2014	2013
	(unaudited)
Revenue	100%	100%

Operating costs and expenses:
Cost of operations	5	4
Cost of operations—affiliate	6	2
General and administrative—affiliate	5	18
General and administrative	10	72
Depreciation and accretion	26	23

Total operating costs and expenses	52	119

Operating income	48	(19)

Other expense (income):
Interest expense	46	139
Other (income) expense, net	—	(1)

Total other expenses, net	46	138

Income (loss) before income tax expense	2	(157)
Income tax expense	—	13

Net income (loss)	2%	(170)%

Revenue

Revenue for the six months ended June 30, 2014 and 2013 was as follows:

	For the six months ended June 30,
(in thousands, except GWh and MW data)	2014	2013
	(unaudited)
Revenue	$5,380	$931
GWh sold	17.5	4.4
Nameplate megawatt capacity (MW)(1)	17.3	5.0

(1)	Operational at end of period.

Revenues were $5.4 million and $931 thousand for the six months ended June 30, 2014 and 2013, respectively, an increase of $4.4 million. The increase was primarily due to one solar energy system in commercial operation in the six months ending June 30, 2013 versus four in operation in the same period in 2014. Gigawatt-hours sold increased 298% and total nameplate megawatt capacity increased 246% during the six months ended June 30, 2014 compared to the same period in 2013.

Costs of Operations

	For the six months ended June 30,
(in thousands)	2014	2013
	(unaudited)
Cost of operations	$247	$40
Cost of operations—affiliate	302	15

Total cost of operations	$549	$55

Costs of operations totaled $247 thousand and $40 thousand for the six months ending June 30, 2014 and 2013, respectively, an increase of $207 thousand. The increase was primarily due to an increase in megawatt-hours sold from four solar energy systems being in full commercial operation for all of the six months ending June 30, 2014, versus nominal costs incurred for only one in operation during the six months ended June 30, 2013. Cost of operations—affiliate increased $287 thousand from $15 thousand to $302 thousand for the six months ended June 30, 2013 and 2014, respectively. The increase is primarily due to additional operations and maintenance expenses related to the Silverstar Pavilion, Corporate Season and Fortune 11 projects, of which 4.8 MW achieved COD in October 2013, 2.5 MW achieved COD in November 2013, and 5.1 MW achieved COD in December 2013.

General and administrative expense

General and administrative expense increased by $104 thousand for the six months ended June 30, 2014 compared to the same period in the previous year due to increased costs from additional solar plants becoming operational in late 2013. General and administrative—affiliate expense decreased $131 thousand from $672 thousand to $541 thousand for the six months ended June 30, 2013 and 2014, respectively due to a reduction in the allocation of general corporate overhead costs from our Sponsor.

Depreciation and accretion

Depreciation and accretion expense increased by $1.2 million from $213 thousand for the six months ended June 30, 2014, compared to the six months ended June 30, 2013. This increase is due to additional depreciation for three additional solar energy systems that reached commercial operations in late 2013 versus one solar energy system in commercial operation in the same period in 2013.

Interest expense

Interest expense increased by $1.2 million during the six months ended June 30, 2014 compared to the same period in 2013 due to increased indebtedness related to construction financings and financing lease arrangements related to the three solar energy systems that became operational in the fourth quarter of 2013.

Other expense (income), net

Other expense, net was $50 thousand for the six months ended June 30, 2014, compared to $13 thousand in other income, net for the six months ended June 30, 2013, primarily due to the foreign currency remeasurement of certain assets and liabilities.

Income tax expense

Income tax expense was $0 and $125 thousand the six months ended June 30, 2014 and 2013, respectively.

Year ended December 31, 2013 compared to year ended December 31, 2012

The following table summarizes our historical combined statements of operations as a percentage of operating revenues for the periods shown:

	For the year ended December 31,
(as a percentage of revenue)	2013		2012
Revenue	100%		100%

Operating costs and expenses:
Cost of operations	2		1
Cost of operations—affiliate	5		4
General and administrative	7		9
General and administrative—affiliate	50		23
Depreciation and accretion	27		27

Total operating costs and expenses	91		64

Operating income	9		36

Other expense (income):
Interest expense	60		65
Other expense (income), net	2		(2)

Total other expense	62		63

Loss before income tax expense	(53)		(27)
Income tax expense	5		—

Net loss	(58%	)	(27% )

Revenue

Revenue for the years ended December 31, 2013 and 2012 was as follows:

	For the year ended December 31,
(in thousands, except GWh and MW data)	2013	2012
Revenue	$2,670	$1,544
GWh sold	13.2	8.9
Nameplate megawatt capacity (MW)(1)	17.3	5.0

(1)	Operational at end of period.

Operating revenues totaled $2.7 million and $1.5 million for the years ended December 31, 2013 and 2012, respectively, an increase of $1.2 million or 73%. The increase was primarily due to three solar energy plants representing 12.3 MW in nameplate capacity becoming commercially operational in the fourth quarter of 2013 versus a 5.0 MW plant in operation during the year ended December 31, 2012. Megawatt-hours sold increased 48% and total nameplate megawatt capacity increased 246% for the year ended December 31, 2013 compared to the same period in 2012.

Costs of operations

	For the year ended December 31,
(in thousands)	2013	2012
Cost of operations	$62	$22
Cost of operations—affiliate	145	59

Total cost of operations	$207	$81

Cost of operations totaled $62 thousand and $22 thousand for the year ended December 31, 2013 and 2012, respectively, an increase of $40 thousand. The increase was primarily due to an increase in megawatt-hours sold as a result of the addition of three solar energy systems becoming commercially operational in the last quarter of 2013. Cost of operations—affiliate increased $86 thousand during the year ended December 31, 2013 compared to the same period in 2012. The increase is primarily due to additional operations and maintenance expenses related to the Silverstar Pavilion, Corporate Season and Fortune 11 projects of which 4.8 MW achieved commercial operation in October 2013, 2.6 MW achieved COD in November 2013, and 5.1 MW achieved COD in December 2013.

General and administrative expense

General and administrative expense totaled $187 thousand and $144 thousand for the years ended December 31, 2013 and 2012, respectively. General and administrative—affiliate expense was $1.3 million and $359 thousand for the years ended December 31, 2013 and 2012, respectively. The increase is due to the overall increase in the nameplate capacity of our operational solar energy systems.

Depreciation and accretion

Depreciation and accretion expense increased by $296 thousand from $406 thousand for the year ended December 31, 2012 to $702 thousand in the year ended December 31, 2013, due to additional depreciation for three of the Company’s solar energy systems that reached commercial operations late in the fourth quarter of 2013.

Interest expense

Interest expense was $1.6 million and $1.0 million for the years ended December 31, 2013 and 2012, respectively, an increase of $603 thousand due primarily to interest expense related to term debt, shareholder loans and changes in the fair value of the derivative financial instruments.

Other expense (income), net

Other income, net totaled $38 thousand in the year ended December 31, 2012, primarily due to interest income earned from restricted cash accounts required by project finance arrangements. Other expense, net totaled $57 thousand in the year ended December 31, 2013 due to losses on foreign currency exchange, offset by interest income earned from restricted cash accounts.

Income tax expense

Income tax expense was $123 thousand and $0 for the years ended December 31, 2013 and 2012, respectively.

Liquidity and capital resources

Our principal liquidity requirements are to finance current operations, service our debt and fund cash dividends to our investors. We will also use capital in the future to finance expansion capital expenditures and acquisitions. Historically, our predecessor operations were financed as part of our Sponsor’s integrated operations and largely relied on internally generated cash flows as well as corporate and/or project-level borrowings to satisfy capital expenditure requirements. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated electricity sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. Equity financing, if any, could result in the dilution of our existing stockholders and make it more difficult for us to maintain our dividend policy. In addition, any of the items discussed in detail under “Risk factors” in this prospectus may also significantly impact our liquidity.

Liquidity position

We believe that, following the completion of this offering, we will have sufficient borrowings available under the Revolver, liquid assets and cash flows from operations to meet our financial commitments, debt service obligations, contingencies and anticipated required capital expenditures for at least the next twelve months. As of December 31, 2012 and 2013, and June 30, 2014, our liquidity was approximately $859 thousand, $10.2 million and $9.9 million, respectively, comprised of cash and restricted cash.

However, we are subject to business and operational risks that could adversely affect our cash flow. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Sources of liquidity

Following the completion of this offering, we expect our ongoing sources of liquidity to include cash on hand, cash generated from operations, borrowings under new and existing financing arrangements and the issuance of additional equity securities, as appropriate, given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As described in Note 3, Debt, to our unaudited condensed combined financial statements, our financing arrangements as of June 30, 2014 consisted mainly of project-level financings and construction loans for our various assets.

Revolving credit facility

In connection with this offering, we anticipate that EM Operating LLC will enter into the Revolver. The Revolver is expected to provide for up to a $         million senior secured revolving credit facility. We also expect to have the ability to seek a term loan facility or increase the Revolver. Each of EM Operating LLC’s existing and subsequently acquired or organized domestic restricted subsidiaries and EM LLC will be guarantors under the Revolver.

We expect the Revolver will mature on its          year anniversary. All outstanding amounts under the Revolver are expected to bear interest at a rate per annum equal to, at EM Operating LLC’s option, either (a) a base rate plus     % or (b) a reserve adjusted Eurodollar rate plus     %.

We expect the Revolver to provide for voluntary prepayments, in whole or in part, subject to notice periods. The Revolver will require EM Operating LLC to prepay outstanding borrowings in certain circumstances, subject to certain exceptions. We expect the Revolver will contain customary and appropriate representations and warranties and affirmative and negative covenants (subject to exceptions) by EM LLC, EM Operating LLC and certain of EM Operating LLC’s subsidiaries.

The Revolver, each guarantee and any interest rate and currency hedging obligations of EM Operating LLC or any guarantor owed to the administrative agent, any arranger or any lender under the Revolver are expected to be secured by first priority security interests in (i) all of EM Operating LLC’s and each guarantor’s assets, (ii) 100% of the capital stock of each of EM Operating LLC’s domestic restricted subsidiaries and 65% of the capital stock of EM Operating LLC’s foreign restricted subsidiaries and (iii) all intercompany debt, collectively, the “Revolver Collateral.” Notwithstanding the foregoing, we expect the Revolver Collateral will exclude the capital stock of non-recourse subsidiaries.

Project-level financing arrangements

We have outstanding project-specific non-recourse financing that is backed by our solar energy system assets. The table below summarizes certain terms of our project-level financing arrangements for our initial portfolio as of June 30, 2014:

Name of Project (in thousands)	Aggregate principal amount(1)	Type of financing	Maturity date(s)
Fortune 11	$11,426	Term loan	March 31, 2028
Silverstar Pavilion	28,815	Term loan	March 31, 2028
Corporate Season	8,882	Term loan	December 31, 2028
Raj 5	6,519	Term loan	April 30, 2026

Total	$55,642

(1)	All of our project-level indebtedness is denominated in either Indian Rupee or Malaysian Ringgit. We converted such indebtedness into U.S. dollars using the applicable conversion rate as of June 30, 2014.

The agreements governing our project-level financing contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. The project-level financing agreements generally prohibit distributions from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. For more information regarding the terms of our project-level financing, see “Description of certain indebtedness—Project-level financing arrangements.”

Uses of liquidity

Our principle requirements for liquidity and capital resources, other than for operating our business, can generally be categorized as follows: (i) debt service obligations, (ii) funding acquisitions, if any, and (iii) cash dividends to investors. Generally, once COD is reached, solar power generation assets do not require significant capital expenditures to maintain operating performance.

Debt service obligations

Principal payments on our debt as of December 31, 2013 are due in the following periods:

(in thousands)	2014	2015	2016	2017	2018	Thereafter	Total
Maturities of long-term debt	$2,526	$2,626	$2,728	$2,913	$2,998	$33,040	$46,831

These amounts do not include any indebtedness we incurred or assumed since that date in connection with expanding our initial project portfolio. See “Unaudited pro forma condensed financial statements.”

Acquisitions

Following the completion of this offering, we expect to continue to acquire additional projects. Although we have no commitments to make any such acquisitions, we expect to acquire certain of the Call Right Projects and ROFO Projects. We do not expect to have sufficient amounts of cash on hand to fund the acquisition costs of all of such Call Right Projects and ROFO Projects. As a result, we will need to finance a portion of such acquisitions by either raising additional equity or issuing new debt. We believe that we will have the financing capacity to pursue such opportunities, but we are subject to business, operational and macroeconomic risks that could adversely affect our cash flows and ability to raise capital. A material decrease in our cash flows or downturn in the equity or debt capital markets would likely produce a corresponding adverse effect on our ability to finance such acquisitions.

Cash dividends to investors

We intend to cause EM LLC to distribute to its unitholders in the form of a quarterly distribution a portion of the cash available for distribution that is generated each quarter. In turn, we intend to use the amount of cash available for distribution that EM Yieldco receives from such distribution to pay quarterly dividends to the holders of our Class A common stock. The cash available for distribution is likely to fluctuate from quarter to quarter and in some cases significantly if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions or other events beyond our control. We expect our dividend payout ratio to vary as we intend to maintain or increase our dividend despite variations in our cash available for distribution from period to period.

See “Cash dividend policy—Assumptions and considerations.”

Cash flow discussion

We use traditional measures of cash flow, including net cash related to operating, investing and financing activities, as well as cash available for distribution to evaluate our periodic cash flow results.

Six months ended June 30, 2014 compared to six months ended June 30, 2013

The following table reflects the changes in cash flows for the comparative periods:

	For the six months ended June 30,
(in thousands)	2014	2013	Change
Net cash (used in) provided by operating activities	$1,301	$(788)	$2,089
Net cash (used in) provided by investing activities	996	(27,256)	28,252
Net cash (used in) provided by financing activities	(925)	32,429	(33,354)
Effect of exchange rate changes on cash	72	(112)	184

Total	$1,444	$4,273	$(2,829)

Net cash—operating activities

The change to net cash used in operating activities is primarily driven by the timing of payments to vendors and collections of accounts receivable.

Net cash—investing activities

The change to net cash used in investing activities is driven by capital expenditures related to the completion of three solar energy plants that became commercially operational in late 2013, and increases in restricted cash in accordance with the restrictions in our debt agreements.

Net cash—financing activities

The change in net cash provided by financing activities is primarily driven by funding from parent, proceeds from long-term debt incurred for system construction and other term debt financing arrangements net of principal payments.

Year ended December 31, 2013 compared to year ended December 31, 2012

The following table reflects the changes in cash flows for the comparative periods:

	For the year ended December 31,
(in thousands)	2013	2012	Change
Net cash used in operating activities	$(1,388)	$(397)	$(991)
Net cash (used in) provided by investing activities	(46,693)	1,439	(48,132)
Net cash provided by (used in) financing activities	49,748	(847)	50,595
Effect of exchange rate changes on cash	(89)	(1)	(88)

Total	$1,578	$194	$1,384

Net cash—operating activities

The change to net cash provided by operating activities is primarily driven by the timing of cash payments on amounts due to our parent and affiliates for reimbursement of operating expenses paid by our Sponsor or its affiliates.

Net cash—investing activities

The change to net cash used by investing activities is driven by capital expenditures related to the construction of solar energy systems and increases in restricted cash in accordance with the restrictions in our debt agreements.

Net cash—financing activities

The change in net cash provided by financing activities is primarily driven by proceeds from system construction and term debt financing arrangements and net investments from our Sponsor.

Contractual obligations and commercial commitments

We have a variety of contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of December 31, 2013.

	Payment due by period
(in thousands)	Under 1 year	1-3 Years	3-5 Years	Over 5 years	Total
Long-term debt (principal)(1)	$2,526	$5,354	$5,911	$33,040	$46,831
Long-term debt (interest)	3,811	7,194	6,219	13,073	30,297
Purchase obligations(2)	451	959	1,038	6,655	9,103
Operating leases(3)	181	377	392	4,114	5,065
Asset retirement obligations	—	—	—	1,855	1,855

Total contractual obligations	$6,969	$13,884	$13,560	$58,738	$93,151

(1)	Does not include: (i) additional term loan incurred in the six months ended June 30, 2014, the proceeds of which were used to repay the parent, or (ii) obligations under the Bridge Facility or the Revolver that we will enter into prior to completion of this offering or any indebtedness assumed since that date in connection with expanding our initial project portfolio. See “Unaudited pro forma condensed financial statements.”

(2)	Consists primarily of contractual payments due for operation and maintenance services. Does not include payments under the Management Services Agreement, which we will enter into upon the completion of this offering.

(3)	Our solar energy assets are located on property that we lease under operating leases. See note 9 to the audited combined financial statements included elsewhere in this prospectus.

Off-balance sheet arrangements

We are not a party to any off-balance sheet arrangements.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based on our predecessor’s combined historical financial statements that are included elsewhere in this prospectus, which have been prepared in accordance with GAAP. In applying the critical accounting policies set forth below, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. These estimates are based on management’s experience, the terms of existing contracts, management’s observance of trends in the power industry, information provided by our power purchasers and information available to management from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty.

We use estimates, assumptions and judgments for certain items, including the depreciable lives of property and equipment, income tax, revenue recognition and certain components of cost of revenue. These estimates, assumptions and judgments are derived and continually evaluated based on available information, experience and various assumptions we believe to be reasonable under the circumstances. To the extent these estimates are materially incorrect and need to be revised, our operating results may be materially adversely affected.

Our significant accounting policies are summarized in Note 2, Summary of Significant Accounting Policies, to our audited combined financial statements included elsewhere in this prospectus. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain.

Use of estimates

In preparing our combined financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, leases, derivatives, asset retirement obligations, accrued liabilities, and income taxes, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Asset retirement obligations

We operate under solar power services agreements with some customers that include a requirement for the removal of the solar energy systems at the end of the term of the agreement. Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the solar energy system.

Revenue recognition

A significant majority of our revenues are obtained through the sale of energy (based on megawatts) pursuant to terms of PPAs or other contractual arrangements, which have a weighted average remaining life of 21 years as of June 30, 2014. All PPAs are accounted for as operating leases, have no minimum lease payments and all of the rental income under these leases are recorded as income when the electricity is delivered.

Stock-based compensation

On September 29, 2014, we granted 16,775 shares of restricted stock to certain employees of SunEdison that will perform services for us. The number of restricted shares granted represents 3.36% of the estimated fair value of the total equity in EM LLC as of the grant date. Upon the completion of our initial public stock offering, the restricted shares will be convertible to a number of shares of Class A common stock that represents the percentage interest noted above. We began recognizing stock-based compensation expense on the date of grant based on the grant-date fair value of these awards using the straight-line attribution method, net of estimated forfeitures.

Common stock valuation

We are required to estimate the fair value of the common stock when performing the fair value calculations. The fair value of the restricted shares was determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the fair value of the restricted shares was determined by our board of directors with reference to a contemporaneous third-party valuation as of the grant date.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company

Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	our operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	our stage of development;

•	stage of project acquisitions, construction and revenue arrangements;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of the company;

•	lack of marketability of our common stock;

•	the market performance of comparable publicly traded companies; and

•	United States and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business using the income approach valuation method. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of the valuation date and are adjusted to reflect the risks inherent in our cash flows.

Once we determined an equity value, we used the Probability Weighted Expected Return Method, or “PWERM,” to allocate our equity value among the various outcomes. Under the PWERM, the value of equity is estimated based on analyses of future values for the enterprise assuming various possible outcomes. Share value is based on the probability-weighted present value of expected future returns to the equity investor, considering the likely future scenarios available to the enterprise and the rights and preferences of each share class.

After the equity value is determined, a discount for lack of marketability is applied to our common stock to arrive at the fair value of our common stock. The probability and timing of each scenario were based upon discussions between our board of directors and our management team. Under the PWERM, the value of our common stock was based upon two possible future events for our company:

•	initial public offering; and

•	no initial public offering.

We believe we applied a reasonable valuation method to determine the estimated fair value of our common stock on the grant date:

Between our date of formation of September 12, 2014 and the date of this prospectus, we granted the following shares:

	Historical		As converted(1)
Grant date	Number of shares	Fair value per share on date of grant	Number of shares	Fair value per share on date of grant
September 29, 2014	16,775	$44		$

(1)	Effective upon the filing of our amended and restated certificate of incorporation prior to the completion of this offering, we will effect a -for-one stock split of the outstanding shares of our Class A common stock and our restricted shares will be converted into shares of our Class A common stock on a -for-one basis.

The restricted stock vests in four equal annual installments commencing on the first anniversary of the completion of this offering, subject to accelerated vesting upon certain events. Under certain circumstances upon a termination of employment, any unvested shares of Class A common stock held by the terminated employee will be forfeited. The restricted stock awards are subject to certain adjustments to prevent dilution at the time of conversion to Class A common stock.

Valuation inputs

In estimating the fair value of our common stock, our board of directors considered a valuation analysis for our common stock dated as of September 23, 2014. The valuation analysis reflected a fair value for our common stock of $21.8 million. The primary valuation considerations were an enterprise value determined from the income-based approach using an enterprise value multiple applied to our forward revenue metric and a lack of marketability discount of 10%. The illiquidity discount model utilized the following assumptions: (i) a time to liquidity event of six months; (ii) a risk free rate of 3.0%; and (iii) volatility of 40% over the time to a liquidity event. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies. Our board of directors considered the proximity relative to the September 23, 2014 valuation and our financial performance in establishing the fair value of the common stock.

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, and we are currently evaluating the impact that ASU 2014-09 will have on our combined financial statements and related disclosures upon adoption.

Quantitative and qualitative disclosures about market risk

We are exposed to several market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transaction. The types of market risks we are exposed to are interest rate risk, foreign currency risk, liquidity risk and credit risk.

Interest rate risk

As of June 30, 2014 our long-term debt was at variable interest rates. A hypothetical increase or decrease in our variable interest rates by 1% would have had a $255 thousand net effect on our predecessor’s earnings for the six months ended June 30, 2014. As of June 30, 2014, the estimated fair value of our debt approximated its carrying value.

As of December 31, 2012 and 2013, our long-term debt was at variable interest rates. A hypothetical increase or decrease in our variable interest rates by 1% would have had a $58 thousand and $95 thousand net effect on our predecessors earnings for the years ended December 31, 2012 and 2013, respectively.

We expect to enter into the Revolver upon completion of this offering. We expect that borrowings under the Revolver will be at variable rates. Although we intend to use hedging strategies to mitigate our exposure to interest rate fluctuations, we may not hedge all of our interest rate risk and, to the extent we enter into interest rate hedges, our hedges may not necessarily have the same duration as the associated indebtedness. Our exposure to interest rate fluctuations will depend on the amount of indebtedness that bears interest at variable rates, the time at which the interest rate is adjusted, the amount of the adjustment, our ability to prepay or refinance variable rate indebtedness when fixed rate debt matures and needs to be refinanced and hedging strategies we may use to reduce the impact of any increases in rates.

Foreign currency risk

In 2013 and during the six months ended June 30, 2014, all of our operating revenues were generated in Indian Rupee and Malaysian Ringgit and were translated into the U.S. dollar, which is the reporting currency. We expect the PPAs, operating and maintenance agreements, financing arrangements and other contractual arrangements relating to our initial project portfolio will be denominated in Indian Rupee and Malaysian Ringgit, but in the future we expect such arrangements may also be denominated in other currencies. We expect to use derivative financial instruments, such as forward exchange contracts and purchases of currency options to minimize our net exposure to currency fluctuations.

Industry

Overview of the clean energy industry

Clean power sources, including solar, wind, hydro-electricity and geothermal, as well as natural gas, are expected to account for 73% of the new power generation capacity added globally from 2010 to 2020. This represents a 6% CAGR for clean power generation capacity during that time period, making it the fastest growing source of generation capacity. The following chart reflects the historical and projected evolution of cumulative installed generation capacity from various power sources from 2010 to 2020:

Global cumulative generation capacity (in GW), 2010–2020

Source: BNEF

Within our initial target markets of India, Malaysia, South Africa and China, cumulative generation capacity from renewable energy sources is expected to grow at a CAGR of 10% from 2013 to 2016.

We expect the renewable generation segment to continue to offer high-growth opportunities driven by:

•

the competitive cost of most clean energy technologies and, most significantly, the ongoing reduction in the cost of solar energy, which will increase the number of markets in which grid parity is achieved;

•

transmission and distribution charges and the effects of an aging transmission infrastructure, which enable renewable energy generation sources located at a customer’s site, or “distributed generation,” to be more competitive with, or cheaper than, grid-supplied electricity;

•

the replacement of aging and conventional power generation facilities in the face of increasing industry challenges, such as regulatory barriers, increasing costs of and difficulties in obtaining and maintaining applicable permits and the decommissioning of certain types of conventional power generation facilities, such as coal and nuclear facilities;

•

the ability to couple renewable power generation with other forms of power generation, creating a hybrid energy solution capable of providing energy on a 24/7 basis while reducing the average cost of electricity obtained through the system;

•	the desire of energy consumers to lock in predictable rate long-term pricing of a reliable energy source;

•	renewable power generation’s ability to utilize freely available sources of fuel avoiding the risks of price volatility and market disruptions associated with many conventional fuel sources;

•	environmental concerns over conventional power generation; and

•

government policies that encourage development of renewable power, such as national, provincial, state or local renewable portfolio standard programs, which motivate utilities to procure electricity supply from renewable resources.

In addition to renewable energy, we expect natural gas to grow as a source of electricity generation due to its relatively low cost and low environmental impact compared to other fossil fuel sources, such as coal and oil.

Solar energy

Solar energy is the fastest-growing source of cumulative generation capacity, with a projected CAGR of 30% from 2010 to 2020. Annual global solar energy installations grew from 19 GW in 2010 to 39 GW in 2013 and are expected to reach 88 GW in 2020. The following chart reflects the actual and projected growth of annual global solar energy installations from 2010 to 2020:

Global solar energy installations (in GW), 2010–2020

Source: BNEF

Annual solar energy installations in our initial target markets of India, Malaysia, South Africa and China are expected to grow from 14 GW in 2013 to 21 GW by 2016.

From 2013 to 2020, 487 GW of aggregate solar energy generation capacity is expected to be installed globally, requiring total investments of approximately $910 billion. The following chart reflects the expected annual investment in solar energy installations from 2013 to 2020:

Annual investment in global solar energy (in billions), 2013–2020

Source: BNEF

Solar energy segments

Solar energy systems can be classified into four segments: (i) utility-scale, (ii) commercial and industrial, or “C&I,” (iii) residential and (iv) off-grid. We are primarily focused on the first two of these segments. The utility-scale segment represents projects where either the purchaser of the electricity or the owner of the system is an electric utility. The C&I segment represents commercial firms, industrial companies, academic institutions, government entities, hospitals, non-profits and all other entities that are neither a utility nor a residential customer that purchase solar power directly from a generation company or a solar power plant. The residential segment represents residential homeowners with solar energy generation capabilities. The off-grid segment specifies projects that serve energy demand that is not interconnected with the electricity grid.

In the C&I segment, most commercial or industrial firms do not own the solar assets, but rather sign a PPA with a generation company that owns the assets. Demand for C&I and residential solar is driven largely by customers’ desire for fixed long-term energy prices, corporate “green” initiatives, state and federal incentives, and/or net metering policies.

While solar utility projects compete with other wholesale generation plants, solar energy in the C&I and residential markets competes with the retail price of electricity. The retail electricity price includes generation costs as well as transmission and distribution charges. Solar generating assets can be located at a customer’s site, which reduces the customer’s transmission and distribution charges and allows these distributed solar generation assets to compete favorably with the retail cost of electricity. By competing with the retail price of electricity, solar energy is able to reach grid parity and reduce customer electricity costs.

The vast majority of utility solar projects are structured so that the utility does not own the generating assets, but rather the utility signs a long-term PPA to buy the electricity from the plant. Demand for utility PPAs is largely driven by (i) the utility’s need to meet renewables mandates, (ii) energy demand growth and (iii) the retirement of existing generation assets.

Key drivers of solar energy growth

We believe the following factors have driven, and will continue to drive, the global growth of solar energy:

Grid parity.    The cost of solar energy has undergone a significant decline and is expected to continue to decline going forward. On a global basis, the average total installation cost of solar energy projects is expected to decline by more than 65% in the ten-year period ending in 2020. In 2010, the average installation cost per watt of capacity was $3.24 and fell to $1.58 in 2013. By 2020, this number is expected to fall to $1.14.

Conversely, we expect retail electricity prices to continue to rise due to increasing fossil fuel commodity prices, required investments in transmission and distribution infrastructure and increasing regulatory costs for conventional energy sources. We believe accelerating industrialization, an expanding middle class and the need to develop energy grid infrastructure will continue to drive demand in our initial target markets for the foreseeable future. Rising retail electricity prices create a significant and growing market opportunity for lower-cost retail energy. Solar energy may be able to offer C&I customers clean electricity at a price lower than their current utility rate. For example, in India, grid parity has been achieved for certain industrial consumers located in certain states, such as Maharashtra, according to data provided by Power Finance Corporation Limited, Government of India.

Movement to distributed generation.    Although some locations are more suitable than others, solar energy systems can generate electricity nearly anywhere. By contrast, hydro-electric power, wind or geothermal electricity generating systems are site-specific and location is critical. This means power generated by solar energy systems can sometimes be delivered at a relatively low cost to areas that were previously difficult to service, have high transmission and distribution charges, or have high load requirements. Solar power can, in some places where the cost of generation is very high, replace or significantly reduce the use of expensive and environmentally detrimental power generation technologies, such as diesel generators.

Distributed solar energy systems provide customers with an alternative to traditional utility energy suppliers. Distributed resources are smaller in unit size and can be constructed at a customer’s site, removing the need for lengthy transmission and distribution lines. By bypassing the traditional utility suppliers, distributed energy systems delink the customer’s price of power from external factors such as volatile commodity prices, costs of the incumbent energy supplier and transmission and distribution charges. This makes it possible for distributed energy purchasers to buy energy at a predictable and stable price over a long period of time.

Within our initial target markets of India, Malaysia, South Africa and China, distributed solar energy systems are particularly attractive in addressing the historical undersupply of energy generation capacity in such markets due to their ease and speed of installation, reliability, scalability and ability to be located near the end customer.

Solar power generation typically coincides with the times of peak energy demand and the highest cost of energy.    Solar energy systems generate most of their electricity during the afternoon hours, when the energy from the sun is strongest. This generally corresponds to peak demand hours and the most expensive energy prices.

Acceptance and support for solar energy.    Solar energy has gained increased acceptance from the investment community because it: (i) is a reliable and predictable energy output; (ii) has low and predictable operational and maintenance costs; (iii) is lower risk than other energy sources due to minimal asset complexity and use of proven technologies; and (iv) does not face commodity risk.

Solar energy markets

Set forth below is a summary of the key markets in which the projects in our initial portfolio operate or that we expect to have projects operating in the near term.

India

Since 2010, the installed base of energy generation capacity in India has increased from 167 GW to 212 GW in 2013, or a CAGR of 8.3%. The chart below shows India’s generation capacity fuel mix as of year-end 2013:

Fuel type	%
Coal	55.3%
Hydro	20.7
Gas	9.5
Wind	8.6
Nuclear	2.3
Biomass	1.9
Solar	1.2
Oil	0.6

Total	100.0%

India’s renewable power market has also seen significant growth over the last three years. The cumulative installed capacity of renewable energy sources in India grew from 54 GW in 2010 to 68 GW in 2013, or a CAGR of 8%. Renewable energy accounted for 32% of overall energy capacity growth from 2010 to 2013. Renewable energy sources are expected to grow to 91 GW of cumulative installations by 2016, or a CAGR of 10% from 2013 to 2016.

The cumulative installed capacity of solar energy in India grew from 82 MW in 2010 to 2,444 MW by 2013, or a CAGR of 210%. The following chart reflects actual and projected growth in India’s cumulative solar energy generation capacity from 2010 to 2016.

India cumulative solar energy generation capacity (in MW), 2010–2016

Source: BNEF

Key drivers of growth in India

India’s overall demand for energy has increased significantly over the last several years due to the increase in its population, rapid industrialization and improvements in living standards. During the same period, the Indian government has increased its focus on developing renewable power generation to diversify the range of sources used in energy generation and to reduce greenhouse gas emissions. During the period from 2007 to 2012, a total of 18 GW of renewable energy generating capacity was installed in India, which significantly exceeded the 11 GW that were commissioned and planned by the Indian government during this period. India’s National Action Plan on Climate Change establishes a goal to generate 15% of its electricity from renewable energy sources, other than hydro-electric power, by 2020. India has also announced its goal of reducing the country’s greenhouse gas emissions by between 20% and 25% from 2005 levels by 2020.

Solar power is well positioned to fulfill this expected growth in renewable energy generating capacity. Solar energy technology is expected to reach grid parity with residential electricity prices in some regions of India by 2016 and in most other regions by 2020.

Historically, the solar market was driven by off-grid installations, but on-grid installations have increased in recent years due to increasing price competitiveness and the adoption of new policies and incentives. In 2009, the Indian government launched its flagship solar initiative known as Jawaharlal Nehru National Solar Mission, or the “National Solar Mission,” to rapidly scale up the development of grid-connected, utility-scale solar projects. The National Solar Mission establishes a target of 20 GW of installed solar energy generation capacity by 2022, or approximately 3% of its total energy generating capacity. Various state and local initiatives are also driving the continued development of the solar energy market in India. The Indian state of Gujarat alone is planning installations of 10 GW of solar energy capacity by 2022.

In addition, several new solar programs have recently been announced that will be implemented in the next few years, including tenders for utility offtake purchasers in the states of Karnataka (500 MW), Andhra Pradesh (500 MW) and Telengana (500 MW), as well as Tata Power (500 MW) and NTPC (250 MW). Implementation of these programs would significantly increase installed solar capacity in India.

Malaysia

From 2010, the installed base of energy generation capacity in Malaysia increased from 24 GW to 26 GW in 2013, or a CAGR of 2%. The chart below shows Malaysia’s generation capacity fuel mix as of year-end 2013:

Fuel type	%
Gas	53.0%
Coal	33.3
Hydro	12.9
Biomass	0.4
Solar	0.4

Total	100.0%

The growth of Malaysia’s power market has been driven primarily by renewable energy. The cumulative installed capacity of renewable energy sources in Malaysia grew from 2.2 GW in 2010 to 3.5 GW in 2013, or a CAGR of 16%.

The cumulative installed capacity of solar energy generation in Malaysia grew from 13 MW in 2010 to 102 MW in 2013, or a CAGR of 99%. The following chart reflects actual and projected growth in Malaysia’s cumulative solar energy generation capacity from 2010 to 2016.

Malaysia cumulative solar energy generation capacity (in MW), 2010–2016

Source: BNEF

Key drivers of growth in Malaysia

Malaysia is the third largest consumer of energy in Southeast Asia. The demand for energy is expected to continue to increase due to ongoing industrialization and population growth.

Malaysia has adopted several initiatives to support the development of renewable energy sources, including the National Renewable Energy Policy and Action Plan, the Renewable Energy Act and the Sustainable Energy Development Authority Act. The National Renewable Energy Policy and Action Plan has targeted total renewable energy capacity to reach 2.1 GW in 2020, or 11% of total peak electricity demand, and 4 GW by 2030, or 17% of the total peak electricity demand.

Malaysia has historically subsidized liquid fuels, natural gas and electricity prices. In 2014, Malaysia began to implement a subsidy removal program for these fuel types, which will likely increase the price of natural gas and electricity. These rising prices could contribute to an increase in demand for solar energy, as it will be more cost competitive.

South Africa

The installed base of energy generation capacity in South Africa increased from 45 GW in 2010 to 46 GW in 2013, a CAGR of 1%. The chart below shows South Africa’s generation capacity fuel mix as of year-end 2013:

Fuel type	%
Coal	88.0%
Gas	5.9
Nuclear	4.2
Hydro	1.5
Solar	0.4
Biomass	0.1

Total	100.0%

South Africa’s renewable power market has also seen significant growth over the last three years. The cumulative installed capacity of renewable energy sources in South Africa grew from 714 MW in 2010 to 902 MW in 2013, or a CAGR of 8%. Renewable energy accounted for 26% of overall energy capacity growth from 2010 to 2013. Renewable energy sources are expected to grow to 4.6 GW of cumulative installations by 2016, a CAGR of 72% from 2013 to 2016.

The cumulative installed capacity of solar energy in South Africa grew from 0 MW in 2010 to 186 MW in 2013. The following chart reflects actual and projected growth in South Africa’s cumulative solar energy generation capacity from 2010 to 2016:

South Africa cumulative solar energy generation capacity (in MW), 2010–2016

Source: BNEF

Key drivers of growth in South Africa

South Africa’s Department of Energy expects South Africa’s energy demand to double by 2030 as a result of continued economic and population growth and its current program to expand the availability of electricity throughout all regions of South Africa. In 2010, South Africa approved the Integrated Resource Plan 2010 to 2030 (updated in November 2012), which outlines a strategy for ensuring that electricity generation capacity is sufficient to meet future demand in South Africa. Under this plan, the South African government has committed to guarantee the payment obligations of the primary utility offtake purchaser under PPAs with renewable energy producers in defined circumstances. This has facilitated private sector development of renewable energy, as financing sources and investors have been willing to accept sovereign country risk without requiring political risk insurance, as would be the case in virtually every other African jurisdiction, in light of South Africa’s relatively strong international credit standing.

South Africa’s Integrated Resource Plan estimates that renewable energy sources will account for 42% of all new electricity generation in South Africa over the next 20 years. As a result, the South African Department of Energy is developing a long-term plan to facilitate the development of a renewable power market. As a signatory to the Kyoto protocol, the government has been focused on fulfilling its carbon reduction obligations by increasing the share of renewable resources in its total energy mix. For example, South Africa announced in 2011 a target of 4% of the total energy mix to come from renewable energy sources by 2016.

South Africa is well suited for the development of solar power. The Integrated Resource Plan (2010 – 2030) estimates that solar energy will be a significant portion of the growth in renewables and account for 9 GW of cumulative capacity by 2030.

China

The installed base of energy generation capacity in China increased from 1,020 GW in 2010 to 1,304 GW in 2013, or a CAGR of 9%. The following table summarizes the components of China’s installed energy generation capacity for 2013:

Fuel type	%
Coal	66.1%
Hydro	19.8
Wind	6.9
Gas	2.9
Solar	1.5
Nuclear	1.0
Oil	1.0
Biomass	0.7

Total	100.0%

China’s renewable power market has also seen significant growth over the last three years. The cumulative installed capacity of renewable energy sources in China grew from 249 GW in 2010 to 378 GW in 2013, or a CAGR of 15%. Renewable energy accounted for 45% of overall energy capacity growth from 2010 to 2013. Renewable energy sources are expected to grow to 497 GW in 2016, or a CAGR of 10% from 2013 to 2016.

China’s cumulative solar energy generation capacity grew from 1 GW in 2010 to 19.9 GW in 2013, representing a CAGR of 193%, according to BNEF. The chart below shows the cumulative solar energy generation capacity in China’s solar energy market from 2010 to 2016:

China cumulative solar energy generation capacity (in MW), 2010–2016

Source: BNEF

Key drivers of growth in China

Energy demand in China has increased significantly due to rapid industrialization, a growing population and improving standards of living. China has actively been pursuing alternative sources of energy due to its limited oil and gas reserves, and a desire to minimize imported coal. In addition, China has increased its environmental awareness and has committed to reducing carbon emissions per unit of GDP by 40% by 2020 from 2005 levels.

Consequently, China has categorized renewable energy as one of seven strategic growth industries in its twelfth five year plan (2011 to 2015), with a target of increasing the aggregate contribution of these industries to 8% of GDP by 2015 and 15% of GDP by 2020, up from just 3% of GDP in 2010. China’s government has enacted significant financial support policies to promote the development of renewable energy sources, including generation-based incentives as well as tax-based incentives.

In 2011, China launched a new feed-in tariff program for solar energy. This feed-in tariff program makes solar energy projects eligible to receive tariffs in an amount in excess of the benchmark tariff received by local desulphurization coal-fired generating power plants. These tariffs range from 0.15 $/kWh to 0.165 $/kWh (0.90 RMB/kWh to 1.00 RMB/kWh), and are payable for 20 years from the solar energy project’s COD. In addition, certain provinces have launched generation-based incentive programs to promote solar energy growth, which are additive to the federal feed-in tariff program. China has chosen to further incentivize commercial solar installation with a higher generation-based incentive policy.

China’s financing markets have also supported the development of solar energy, as local banks have actively participated in providing the necessary capital to develop solar energy projects.

Business

About SunEdison Emerging Markets Yield, Inc.

We are a dividend growth-oriented company formed to own and operate contracted clean power generation assets in attractive, high-growth emerging markets. Our business objective is to acquire, from SunEdison and unaffiliated third parties, clean energy generation assets that produce high-quality contracted cash flows, primarily by serving utility and commercial customers with strong credit ratings. Our initial target markets will be India, Malaysia, South Africa and China. India, South Africa and China were among the fastest growing solar markets worldwide from 2010 through 2013 in terms of annual growth rate of installed megawatts. During the same period, India and China were among the largest solar markets in terms of cumulative installed megawatts. Solar energy capacity additions are expected to total over 54 GW between 2013 and 2016 in our initial target markets and grow at a CAGR of 62% in India, 33% in Malaysia, 111% in South Africa and 48% in China over the same period. We expect this high rate of growth in our initial target markets to continue to be driven by accelerating industrialization, an expanding middle class and attractive regulatory policies that incentivize renewable energy investments.

Our Sponsor has been one of the top three developers and installers of solar energy facilities in the world in each of the past two years based on megawatts installed. As of June 30, 2014, our Sponsor had a 4.3 GW pipeline of development-stage solar projects, including 0.8 GW in our initial target markets, and approximately 2.3 GW of self-developed and third-party developed solar power generation assets under management. Our Sponsor has developed over 1,000 solar projects and has completed all of the projects on which it has commenced construction, including over 100 projects in our initial target markets. During the six months ended June 30, 2014, our Sponsor completed 17 corporate and project acquisitions worldwide with an aggregate nameplate capacity of 299 MW. We intend to leverage our Sponsor’s significant development expertise, project pipeline and third-party acquisition track record. We will also benefit from our Sponsor’s project operations and maintenance infrastructure, asset management experience and relationships. Our Sponsor will provide us with a dedicated management team that has significant experience in clean power generation and our initial target markets.

Our initial portfolio consists of solar projects located in India and Malaysia with total nameplate capacity of 17.3 MW, supported by PPAs with creditworthy counterparties. The PPAs for projects included in our initial portfolio have a weighted average remaining life of 21 years as of June 30, 2014. We intend to rapidly expand and diversify our initial project portfolio by acquiring utility-scale and commercial and industrial distributed solar power generation assets located in India, Malaysia, South Africa and China, which we expect will also have PPAs with creditworthy counterparties. We expect to pursue opportunities in other emerging markets that have characteristics similar to those of our initial target markets. Over time, we intend to selectively acquire other clean power generation assets, including wind, natural gas, hydro-electricity and hybrid energy solutions that enable us to provide power on a 24/7 basis, as well as to own solar generation assets serving residential customers.

We believe we are well-positioned to capitalize on favorable market trends in the renewable power generation segment, which is growing rapidly due to significant increases in energy demand, the rising retail price of electricity, the emergence in various energy markets of “grid parity,” which is the point at which renewable energy sources can generate electricity at a cost equal to or lower than prevailing electricity prices, and strong social and political support for renewable energy, among other factors. We expect retail electricity prices to continue to rise due to increasing fossil fuel commodity prices, required investments in transmission and distribution infrastructure and increasing regulatory costs for conventional energy sources. We believe accelerating industrialization, an expanding middle class and the need to develop energy grid infrastructure will continue to drive demand in our initial target markets for the foreseeable future. Solar energy systems are particularly attractive in addressing the undersupply of electrical generation capacity in emerging markets due to their ease and speed of installation, scalability and ability to be located near the customer.

Purpose of SunEdison Emerging Markets Yield, Inc.

We intend to create value for the holders of our Class A common stock by achieving the following objectives:

•	acquiring long-term contracted cash flows from solar and other clean power generation assets with creditworthy counterparties;

•	growing our business by acquiring contracted solar and other clean power generation assets from our Sponsor and third parties in high-growth emerging markets;

•

capitalizing on the expected high growth in the worldwide clean power generation market, which is projected to require over $2.7 trillion of investment over the period from 2013 through 2020, of which $910 billion is expected to be invested in solar energy generation assets;

•	creating an attractive investment opportunity for dividend growth-oriented investors;

•	creating a leading emerging markets clean power generation asset platform, with the capability to increase the cash flow and value of our assets over time; and

•	gaining access to a broad investor base with a more competitive source of equity capital that accelerates our long-term growth and acquisition strategy.

Our business strategy

Our primary business strategy is to increase the cash dividends we pay to the holders of our Class A common stock over time. Our plan for executing this strategy includes the following:

Focus on long-term contracted clean power generation assets.    Our initial portfolio and any Call Right Project that we acquire pursuant to the Support Agreement will have a PPA with a creditworthy counterparty or be subject to a similar offtake arrangement such as a feed-in tariff program. We intend to focus on owning and operating long-term contracted clean power generation assets with proven technologies, low operating risks and stable cash flows consistent with our initial portfolio. We believe industry trends will support significant growth opportunities for long-term contracted power in the clean power generation segment as various emerging markets continue to rapidly grow their electricity usage and approach grid parity.

Grow our business through acquisitions of contracted operating assets.    We intend to acquire additional contracted clean power generation assets from our Sponsor and unaffiliated third parties to increase our CAFD. The Support Agreement provides us with (i) the option to acquire the identified Call Right Projects, which currently represent an aggregate nameplate capacity of approximately 96 MW, and additional projects from our Sponsor’s development pipeline that will be designated as Call Right Projects under the Support Agreement to satisfy the aggregate Projected FTM CAFD commitment of $         million and (ii) a right of first offer on the ROFO Projects. In addition, given the strong growth trends in our initial target markets, we expect to have significant opportunities to acquire other clean power generation assets from third-party developers, independent power producers and financial investors. We believe our extensive knowledge of the market, third-party relationships, operating expertise and access to capital will provide us with a competitive advantage in acquiring new assets.

Attractive, high-growth asset class.    We intend to initially focus on the solar energy segment because we believe solar is currently the fastest growing segment of the clean power generation industry globally and offers attractive opportunities to own assets and deploy long-term capital due to the predictability of solar energy cash flows. In particular, we believe the solar energy segment is attractive because there is no associated fuel cost risk, solar technology has become highly reliable and, based on the experience of our Sponsor, solar generation assets require low operational and maintenance expenditures and a low level of interaction from managers. Solar projects also have an expected life which can exceed 30 to 40 years. In addition, the solar energy generation projects in our initial portfolio generally operate under long-term PPAs with terms of up to 25 years.

Focus on emerging markets with favorable investment attributes.    While our current focus is on solar energy generation assets in India, Malaysia, South Africa and China, we will selectively consider acquisitions of other clean generation assets. We expect to pursue opportunities in other emerging markets that have characteristics similar to those of our initial target markets. We believe there will be ample opportunities to acquire high-quality contracted power generation assets in high-growth emerging markets with these attributes.

Maintain sound financial practices.    We intend to maintain our commitment to disciplined financial analysis and a balanced capital structure. Our financial practices will include: (i) a risk and credit policy focused on transacting with creditworthy counterparties, (ii) a financing policy focused on achieving an optimal capital structure through various capital formation alternatives to minimize interest rates, refinancing risks and tax withholdings, (iii) utilizing derivative financial instruments to minimize our net exposure to currency fluctuations and (iv) a dividend policy that is based on distributing the CAFD generated by our project portfolio (after deducting appropriate reserves for our working capital needs and the prudent conduct of our business). Our initial dividend was established based on our targeted payout ratio of approximately     % of projected CAFD. See “Cash dividend policy.”

Our competitive strengths

We believe our key competitive strengths include:

Scale and diversity.    We believe that our relationship with our Sponsor will allow us to achieve significant scale and project diversification in terms of market segment, counterparty and geography over time. The terms of the Support Agreement provide us with initial portfolio assets, which currently represent 17.3 MW of nameplate capacity, as well as the opportunity to acquire Call Right Projects, which currently represent an aggregate nameplate capacity of 96 MW. Over the long term, we expect our portfolio will consist of utility, commercial, industrial, government and, potentially, residential customers. Our diversification will reduce our operating risk profile and our reliance on any single market or segment. We believe our expected scale and geographic diversity across high-growth emerging markets will improve our business development opportunities through enhanced industry relationships, reputation and understanding of regional power market dynamics.

Stable, high-quality cash flows.    Our initial portfolio of projects, together with the Call Right Projects and third-party projects that we acquire, will provide us with a stable, predictable cash flow profile. We sell the electricity generated by our projects under PPAs or subject to similar offtake arrangements, such as feed-in tariff programs with creditworthy counterparties. As of June 30, 2014, the weighted average (based on megawatts) remaining life of our PPAs was 21 years. All of our projects have highly predictable operating costs, in large part due to solar facilities having no fuel cost and utilizing reliable technology. We intend to utilize foreign exchange and foreign tax strategies in an effort to mitigate the impact of cross-border costs. Finally, based on our initial portfolio of projects, we do not expect to pay significant United States federal income taxes in the near term.

Newly constructed portfolio.    We benefit from a portfolio of relatively newly constructed assets, with all of the projects in our initial portfolio having achieved COD within the past three years. All of the Call Right Projects are expected to achieve COD by the first quarter of 2015. The projects in our initial portfolio and the Call Right Projects utilize proven and reliable technologies provided by leading equipment manufacturers and, as a result, we expect to achieve high generation availability and predictable maintenance capital expenditures.

Relationship with SunEdison.    We believe our relationship with our Sponsor provides us with significant benefits, including the following:

•

Strong asset development and acquisition track record.    Over the last five calendar years, our Sponsor has constructed or acquired solar power generation assets with an aggregate nameplate capacity of 1.4 GW and, as of June 30, 2014, was constructing additional solar power generation assets expected to have an aggregate nameplate capacity of approximately 475 MW. Our Sponsor has been one of the top three developers and installers of solar energy facilities in the world in each of the past two years based on megawatts installed. Our Sponsor has developed over 1,000 solar projects and has completed all of the projects on which it has commenced construction, including over 100 projects in our initial target markets. In addition, our Sponsor had a 4.3 GW pipeline of development stage solar projects as of June 30, 2014. Our Sponsor’s operating history demonstrates its organic project development capabilities and its ability to work with third-party developers and asset owners in our initial target markets. We believe our Sponsor’s relationships, knowledge and employees will facilitate our ability to rapidly acquire operating projects from our Sponsor and unaffiliated third parties in our initial target markets.

•

Project financing experience.    We believe our Sponsor has demonstrated a successful track record of sourcing long-duration capital to fund project acquisitions, development and construction, including having raised over $500 million of non-recourse financing since 2011 for projects located in our initial target markets. We expect that we will realize significant benefits from our Sponsor’s financing and structuring expertise as well as its relationships with financial institutions and other providers of capital.

•

Management and operations expertise.    We will have access to the significant resources of our Sponsor to support the high-growth strategy of our business. As of June 30, 2014, our Sponsor had over 2.3 GW of projects under management across 15 countries. Approximately 26.0% of these projects are third-party power generation facilities, demonstrating our Sponsor’s collaboration with multiple solar developers and owners. These projects utilize 29 different module types, and inverters from 15 different manufacturers. As of June 30, 2014, our Sponsor had approximately 2,300 employees globally. In addition, our Sponsor maintains three renewable energy operation centers to service assets under management. We will particularly benefit from our Sponsor’s vast knowledge base of solar energy technologies. Our Sponsor’s operational and management experience helps ensure that our facilities will be monitored and maintained to maximize cash generation.

Experienced and dedicated management team.    Under the Management Services Agreement, our Sponsor has committed to provide us with a dedicated team of experienced professionals to serve as our executive officers and other key officers. Our officers have considerable experience in developing, acquiring and operating clean power generation assets, with an average of over five years of experience in the sector and five years of experience in our initial target markets. For example, our Chief Executive Officer has served as SunEdison’s Chief Strategy Officer since October 2010, focusing on its global strategy, including in emerging markets. Our management team will also have access to the other significant management resources of our Sponsor to support the operational, financial, legal and regulatory aspects of our business.

Our portfolio

Our initial portfolio consists of solar projects located in India and Malaysia with total nameplate capacity of 17.3 MW. All of these projects have long-term PPAs with creditworthy counterparties. The PPAs for the projects included in our initial portfolio have a weighted average remaining life of 21 years as of June 30, 2014 that we believe will provide predictable and sustainable cash flows to fund regular quarterly cash distributions that we intend to pay holders of our Class A common stock. We intend to rapidly expand and diversify our initial project portfolio by acquiring clean utility-scale and distributed generation assets located in emerging markets, each of which we expect will also have a PPA or FIT regime with a creditworthy counterparty. Growth in our project portfolio will be driven by our relationship with our Sponsor, including access to its project pipeline, and by our access to unaffiliated third-party developers and owners of clean generation assets in our core markets. All the projects in our initial portfolio have already reached COD, while the Call Right Projects generally are not expected to reach COD until the first quarter of 2015 or later.

We will have the right to acquire additional Call Right Projects set forth in the table below under the heading “Unpriced Call Right Projects” at prices that will be determined in the future. The price for each Unpriced Call Right Project will be the fair market value of such project. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value, but if we are unable to, we and our Sponsor will engage a third-party advisor to determine the fair market value, after which we have the right (but not the obligation) to acquire such Unpriced Call Right Project. Until the price for an Unpriced Call Right Project is mutually agreed to by us and our Sponsor, in the event our Sponsor receives a bona fide offer for an Unpriced Call Right Project from a third party, we will have the right to match any price offered by such third party and acquire such Unpriced Call Right Project on the terms our Sponsor could obtain from the third party. After the price for a Call Right Asset has been agreed and until the total aggregate Projected FTM CAFD commitment has been satisfied, our Sponsor may not market, offer or sell that Call Right Asset to any third party without our consent. The Support Agreement will further provide that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired projects under the Support Agreement that have the specified minimum amount of Projected FTM CAFD for each of the two periods covered by the Support Agreement. Our Sponsor may not sell, transfer, exchange, pledge or otherwise dispose of the IDRs that it holds to any third party (other than its controlled affiliates) until after it has satisfied its $             million aggregate Projected FTM CAFD commitment to us in accordance with the Support Agreement. We cannot assure you that we will be offered these Call Right Projects on terms that are favorable to us. See “Certain relationships and related party transactions—Project Support Agreement” for additional information.

Initial portfolio

The following table provides an overview of the assets that will comprise our initial portfolio:

					Offtake agreements
Project names	Location	Commercial operation date (M/D/Year)	Nameplate capacity (MW)(1)	# of sites	Counter- party	Counter- party credit rating(2)	Remaining duration of PPA (Years)(3)
Raj 5	India	12/31/2011	5.0	1	NVVN(4)	AA+	23
Fortune 11	Malaysia	10/7/2013	4.8	1	Tenaga Nasional Berhad	BBB+	20
Silverstar Pavilion	Malaysia	12/5/2013	5.1	1	MASSB(5)	N/A	20
Corporate Season	Malaysia	12/18/2013	2.5	1	MASSB(5)	N/A	20

Total Initial Portfolio(6)			17.3	4

(1)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage of economic ownership of that facility after taking into account any redeemable preference shares and shareholder loans that we hold. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.

(2)	Reflects the counterparty’s or guarantor’s issuer credit ratings issued by S&P, and Moody’s.

(3)	Calculated as of June 30, 2014.

(4)	The counterparty to the PPA at Raj 5 is NVVN, a wholly owned subsidiary of NTPC Limited, which is the largest state-owned energy producer in India with 41 GW of power plants located throughout India.

(5)	The counterparty to the PPA at Silverstar Pavilion and Corporate Season is MASSB, which is a wholly owned subsidiary of MAHB. MAHB is controlled by the Malaysian government and owns five international and 16 domestic airports in Malaysia. MAHB’s stock is listed on the main market of Bursa Malaysia and is rated A3 from Moody’s and its senior debt program is rated AAA from RAM (Ratings Malaysia).

(6)	Amounts may not sum due to rounding.

Project descriptions

Raj 5

Our Raj 5 project is located in the Baap district of Jodhpur, in Rajastan, India. The project consists of a nameplate capacity of 5 MW and commenced commercial operations on December 31, 2011. We have a 100% ownership interest in this project. The project is part of the Jawaharlal Nehru National Solar Mission, India’s flagship solar policy program.

The counterparty to the PPA is NVVN, a wholly owned subsidiary of NTPC Limited, which is the largest state-owned energy producer in India with 41 GW of power plants located throughout India. NVVN has a long term rating of AA+ on its cash credit limits by Credit Rating Information Services of India Limited, a global ratings firm affiliated with S&P.

The PPA has a scheduled termination date of December 31, 2036 and provides for a flat tariff of INR 12.39/kWh ($0.21/kWh) during its term. NVVN has established an irrevocable letter of credit in the name of the developer as a payment security under the PPA. The PPA provides that NVVN will purchase all of the electricity generated by the project.

This project utilizes fixed tilt technology whereby the solar photovoltaic, or “PV,” panels are tilted towards a specific direction and remain in that same position through the life of the project. An affiliate of our Sponsor is providing O&M for the project.

The project has been financed with a term loan. See “Description of certain indebtedness—Project-level financing arrangements.”

Fortune 11

Our Fortune 11 project is located in Sepang, Malaysia at the Kuala Lumpur International Airport. The project consists of a nameplate capacity of 4.8 MW and commenced commercial operations on October 7, 2013. To comply with local ownership laws, the project’s common equity is held 52% by the local partner and 48% by us. We also own redeemable preference shares and shareholder loans such that we have 95% of the economic interest in the project with the local partner having the remaining 5% economic interest. In addition, we have contractual agreements with our local partner that provides us with sufficient influence with respect to significant corporate and other operating matters.

The counterparty to the PPA is Tenaga Nasional Berhad, or “TNB,” which is Malaysia’s largest utility company and is majority-owned by the Malaysian government. TNB has a credit rating of BBB+ from S&P, BBB+ from Moody’s and AAA from RAM (Rating Malaysia), for long-term foreign and local debt.

The PPA has a scheduled termination date of October 7, 2034 and provides for a flat tariff of 0.9016 MYR/kWh ($0.28/kWh) with a payment of penalties in case of any failure to purchase power by the counterparty.

This project utilizes a tracking technology that continuously orients the PV panels in the direction of the sun, which leads to a change in angle of the orientation of such PV panels on a daily basis and enables the project to generate more electricity on a daily basis than a traditional fixed tilt system. An affiliate of our Sponsor is providing the O&M for this project.

The project has been financed with a term loan. See “Description of certain indebtedness—Project-level financing arrangements.”

Silverstar Pavilion

Our Silverstar Pavilion project is located in Sepang, Malaysia at the Kuala Lumpur International Airport. The project has a nameplate capacity of 5.1 MW and commenced commercial operations on November 24, 2013 with respect to 2.5 MW and December 5, 2013 with respect to the remaining 2.6 MW. To comply with local ownership laws, the project’s common equity is held 52% by the local partner and 48% by us. Our economic interest in the project is 51% with the remaining 49% held by the local partner. We have contractual agreements with our local partner that provides us with sufficient influence with respect to significant corporate and other operating matters.

The counterparty to the PPA is Malaysia Airports (Sepang) Sdn Bhd, or “MASSB,” which is a wholly owned subsidiary of Malaysia Airports Holding Berhad, or “MAHB.” MAHB owns 5 international and 16 domestic airports and is controlled by the Malaysian government. MAHB’s stock is listed on the main market of Bursa Malaysia and is rated AAA from RAM (Ratings Malaysia).

The PPA has a scheduled expiration date of November 24, 2034 for the first 2.5 MW and December 5, 2034 for the remaining 2.6 MW and provides for a flat tariff of 1.3708 MYR/kWh ($0.43/kWh) with the payment of penalties in case of any failure to purchase power by the counterparty.

This project utilizes fixed tilt technology whereby the PV panels are tilted towards a specific direction and remain in that same position through the life of the project.

The project has been financed with a term loan. See “Description of certain indebtedness—Project-level financing arrangements.”

Corporate Season

Our Corporate Season project is located at the satellite terminal of the Kuala Lumpur International Airport. The project has a total nameplate capacity of 2.6 MW and commenced commercial operations on December 18, 2013. To comply with local ownership laws, the project’s common equity is held 52% by the local partner and 48% by us. We also own redeemable preference shares and shareholder loans such that we have 62% of the economic interest in the project with the local partner having the remaining 38% economic interest. In addition, we have contractual agreements with our local partner that provides us with sufficient influence with respect to significant corporate and other operating matters.

The counterparty to the PPA is MASSB. The PPA has a scheduled termination date of December 18, 2034 and provides for a flat tariff of 1.1408 MYR/kWh ($0.36/kWh) with the payment of penalties in case of any failure to purchase power by the counterparty.

This project utilizes fixed tilt technology whereby the PV panels are tilted towards a specific direction and remain in that same position through the life of the project.

The project has been financed with a term loan. See “Description of certain indebtedness—Project-level financing arrangements.”

Call Right Projects

The following table provides an overview of the Call Right Projects that are currently identified in the Support Agreement:

Project names(1)	Country	Ownership interest	Expected commercial operation date	Nameplate capacity (MW)(3)

Priced call right projects

2015
NSM - Suryalabh(2)	India	49%	Q1 2015	19
NSM - La’Volta(2)	India	49%	Q1 2015	13
NSM - Sitara(2)	India	49%	Q1 2015	15

2016
NSM - Suryalabh(2)	India	51%	Q1 2015	20
NSM - La’Volta(2)	India	51%	Q1 2015	13
NSM - Sitara(2)	India	51%	Q1 2015	16

Unpriced Call Right Projects

Total				96

(1)	Our Sponsor may remove a project from the Call Right Project list effective upon notice to us if, in its reasonable discretion, a project is unlikely to be successfully completed. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile.

(2)	Pursuant to the provisions of the applicable PPA, our Sponsor, as the developer of the project, must retain a 51% ownership interest until the first anniversary of the project’s COD. After the first anniversary of the projects’ COD, the remaining 51% ownership interest will become eligible for purchase as a Call Right Project.

(3)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our expected percentage of economic ownership of such facility, taking into account any redeemable preference shares and shareholder loans that we expect to own. Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.

For a detailed description of the terms of the Support Agreement, see “Certain relationships and related party transactions—Project Support Agreement.”

Competition

Power generation is a capital-intensive business with numerous industry participants. We compete to acquire new projects with solar developers who retain solar power plant ownership, independent power producers, financial investors and certain utilities. We compete to supply energy to our potential customers with utilities and other providers of distributed generation. We believe that we compete favorably with our competitors based on these factors in the regions we service. We compete with other solar developers, independent power producers and financial investors based on our lower cost of capital, development expertise, pipeline, global footprint and brand reputation. To the extent we re-contract projects upon termination of a PPA, we compete with traditional utilities primarily based on low cost of capital, generation located at customer sites, operations and management expertise, price (including predictability of price), green attributes of power, the ease by which customers can switch to electricity generated by our solar energy systems and our open architecture approach to working within the industry, which facilitates collaboration and project acquisitions.

Environmental matters

We will be subject to environmental laws and regulations in the jurisdictions in which we own and operate solar and other renewable energy projects. These laws and regulations may require that governmental permits and approvals be obtained for power plants before construction, during or upon cessation of operations or prior to transfer of ownership or control. While we incur costs in the ordinary course of business to comply with these laws, regulations and permit requirements, we do not expect that the costs of compliance will have a material impact on our business, financial condition or results of operations. We also do not anticipate material capital expenditures for environmental controls for our projects in the next several years. These laws and regulations frequently change and often become more stringent, or subject to more stringent interpretation or enforcement, and therefore future changes could require us to incur materially higher costs.

Employees

Pursuant to the Management Services Agreement, we have a dedicated EM Yieldco management team, solely focused on managing and growing our business. We do not have any employees. The personnel that carry out these activities are employees of our Sponsor, and their services are provided to us or for our benefit under the Management Services Agreement. For a discussion of the individuals from our Sponsor’s management team that are expected to be involved in our business, see “Management” and “Executive officer compensation.”

Properties

See “—Our portfolio” for a description of our principal properties.

Regulatory matters

Overview

None of the solar projects included in our initial portfolio or the Call Right Projects are located in the United States. As a result, all of these projects are generally exempt from U.S.-based federal and state regulation of electric utilities, including most provisions of the U.S. Public Utility Holding Company Act and the Federal Power Act. Our solar projects are subject to various laws and regulations in the countries in which they operate. Set forth below is a brief overview of the principal laws and regulations that are applicable to the solar projects included in our initial portfolio or related to jurisdictions in which we expect to own and operate solar projects in the near term, such as South Africa and China.

India

Set forth below is a brief summary of the principal laws and regulations that are applicable to our projects located in India.

The Electricity Act, 2003, or “Electricity Act,” is the principal legislation that regulates the generation, transmission, distribution, trading and use of electricity in India. The Electricity Act governs the establishment, operation and maintenance of any energy generating company and prescribes technical standards in relation to its connectivity with the Indian power grid. The Electricity Act provides that an energy generating company may establish, operate and maintain a generating facility without obtaining a license under the Electricity Act if it complies with the prescribed technical standards relating to connectivity with the power grid. In addition, an energy generating company is permitted to sell electricity to any distribution or trading licensee and, where permitted by the respective state regulatory commissions, to consumers subject to availing open access to the transmission and distribution systems and payment of applicable charges.

The Electricity Act establishes a two-level regulatory system: (i) the Central Electricity Regulatory Commission, or “CERC,” is responsible for regulating the tariff charged by generating facilities owned by the Indian government and other independent power producers involved in generating or supplying electricity in more than one state, and for regulating the inter-state transmission of electricity, and (ii) State Electricity Regulatory Commissions, or “SERCs,” are responsible for regulating intra-state transmission and supply of electricity within each of their respective states. These commissions are responsible for a variety of functions, including determining tariff levels, granting licenses, settling disputes between the generating companies and the licensees.

The Indian government has established the Ministry of New and Renewable Energy, or “MNRE,” to facilitate on a national level research, development, commercialization and deployment of renewable energy systems for various applications in rural, urban, industrial and commercial sectors. In 2011, the MNRE established the Solar Energy Corporation of India, or “SECI,” as a not-for-profit company to facilitate the development of solar energy generating capacity in India.

In general, feed-in tariffs applicable to solar projects are determined through one of the following procedures under the Electricity Act:

•

a “cost plus” method under which the appropriate regulatory commission determines the tariff based on the actual capital cost of the project, normative debt equity ratios and other parameters prescribed under the multi-year tariff regulations adopted by the commissions; and

•	a competitive bidding process in accordance with the guidelines issued by the appropriate regulatory commission.

In 2013, India adopted new legislation to facilitate the acquisition of land in India for various purposes, including for the development of renewable energy projects. Under such legislation, a party seeking to acquire land is required to carry out a social impact assessment concerning the lands to be acquired, obtain the consent of 80% of the affected families and assess the various impacts of the acquisition process, including the displacement and social costs for the affected families. Land acquisitions for a public purpose by a government agency are exempt from the consent requirement.

Malaysia

The Malaysian Renewable Energy Act 2011, or “REA,” and its related legislation govern most matters relating to the generation of renewable energy in Malaysia, including specifying (i) the criteria and process for obtaining a feed-in approval and the applicable tariff rates, (ii) the technical and operational requirements of renewable energy projects and (iii) the qualifying criteria for renewable energy sources (which includes solar energy). The Malaysian Sustainable Energy Development Authority Act 2011 established the Sustainable Energy Development Authority, or “SEDA,” to advise the Malaysian government on, among other things, all matters relating to renewable energy, including the implementation and management of the feed-in tariff system. SEDA is authorized to grant any feed-in approvals and oversee almost all matters falling under the scope of the REA and its related legislation. The Minister of Energy, Green Technology and Water has the final authority with respect to certain matters under REA, such as appeals of certain decisions made by SEDA, and decisions on feed-in tariff degression rates.

The Malaysian Electricity Supply Act 1990 generally requires every energy producer in Malaysia to obtain an operating license granted by the Energy Commission of Malaysia, or “EC,” with the approval of the Minister of Energy, Green Technology and Water. As a result, any solar project that is awarded a feed-in approval under the REA is also required to apply for a license for the generation and supply of electricity. The specific type of renewable energy PPA that is to be used for licensees eligible for feed-in approvals is prescribed by regulation based on the type of renewable energy and the capacity of the proposed renewable energy installation.

South Africa

Solar projects in South Africa are governed by the Electricity Regulation Act, which is the primary enabling legislation for South Africa’s Renewable Energy Independent Power Producer Procurement, or “REIPPP,” program. Under this program, a solar project is regulated as an independent power producer and is authorized to produce and sell electricity to Eskom, the country’s largest state owned power utility, pursuant to a license issued by the South African National Energy Regulator. A solar project is not generally subject to regulation as a traditional public utility and thus is exempt from complying with South Africa’s complex system of power producer and procurement rules and regulations.

China

The National Energy Administration or “NEA,” is the principle regulator of the solar industry in China, with responsibility for establishing industry policies and layout planning of power plants. The National Development and Reform Commission, or “NDRC,” and its local counterparts, is responsible for the administration and oversight of the construction of projects in various industries, including solar projects. The grid companies in China, which are usually state-owned enterprises, are responsible for the construction of power grids, the purchase and sale of electricity power and power dispatching. Any investment in a solar project in China, whether through green-field construction or acquisition, must be approved by the NDRC or its local counterpart depending on the scale and location of the project. Solar projects are also required to be filed with the local counterpart of the NEA.

Foreign investment in China is subject to varying degrees of regulation based on the industry subject to such investment. Foreign investment in the solar power industry is currently listed as an encouraged activity, which means an investment may be made through a wholly foreign owned enterprise without much qualification requirements specially applying to the foreign investors. Any solar project that involves foreign investment is subject to the NDRC’s approval or filing administration, as well as the approval administration by the Ministry of Commerce or its local counterpart, which is the major administration authority for foreign investment in China.

The operation of solar projects in China is also subject to the general regulatory framework of the electric power industry. These laws and regulations provide for a market-access permit system that requires energy producers to obtain an electric power business permit prior to engaging in the solar electric power business, including solar power generation. In addition, the owner of a solar project must apply to the grid companies at the provincial level for the interconnection with the power grids, and upon the acceptance by the grid company, execute an interconnection and dispatch agreement as well as a PPA with the grid company. Such agreements are usually short term in duration, typically one year subject to annual extensions.

Pursuant to China’s Renewable Energy Law, all electrical power generated from clean and renewable energy sources, such as a solar project, is required to be purchased by the grid company provided that on-grid technical standards have been complied with and required approvals have been obtained. Grid companies are required to purchase the full amount of on-grid electricity generated by approved clean and renewable energy projects who satisfy the power grid interconnection technical standards in the areas covered by the grid companies’ power grids. In certain cases, however, solar energy projects have been subject to curtailment by grid companies due to transmission capacity and other infrastructure constraints.

Government incentives

Each of the markets that we expect to operate in has established various incentives and financial mechanisms to reduce the cost and to accelerate the adoption of solar energy. These incentives help catalyze private sector investments in solar energy and efficiency measures. Set forth below is a summary of the various programs and incentives that we expect will apply to our business.

India

In 2010, the Indian government launched its flagship solar initiative known as Jawaharlal Nehru National Solar Mission or the “National Solar Mission,” which will remain in operation until 2022. The National Solar Mission establishes a target of 20 GW of installed solar generation capacity by 2022 and stipulates the implementation and achievement of this target in three separate phases.

Phase I of the National Solar Mission focused on promoting the development of grid-connected solar power capacity of 1,000 MW and mandated that NVVN serve as the offtake counterparty to purchase the solar power under 25-year PPAs with solar power producers. NVVN is a wholly owned subsidiary of NTPC Limited, which is 75% owned by the Indian national government and owns and operates 41 GW of power plants located throughout India. NVVN purchases the solar power from a solar project as a trading licensee, thereby minimizing the credit risk to the solar project. The tariff levels for Phase I were determined based on a competitive bidding process subject to a cap determined by the CERC. In order to facilitate the resale of such solar power by NVVN, a “bundling” mechanism was utilized whereby, for each megawatt of installed solar power capacity, an equivalent amount of capacity in megawatts was allocated by the Ministry of Power from NTPC Limited’s coal-based stations, and such bundled power was then sold by NVVN to the state distribution utilities.

In 2013, the Indian government approved the scheme for the development of an additional 750 MW of grid-connected solar power capacity as part of Phase II of the National Solar Mission (2012–2017) and mandated that SECI serve as the offtake counterparty to purchase the solar power under 25-year PPAs with the solar power producers. Under Phase II, the power will be purchased by SECI at a fixed levelized tariff of INR 5.45/kWh, or INR 4.75/kWh in case of projects utilizing accelerated depreciation, for onward sale to state or distribution utilities at INR 5.50/kWh. The solar project is entitled to receive viability funding support in an amount determined through a competitive bidding process. Such payment is made to the solar energy project over a five-year period from the date such solar plant commences operations and is funded by India’s National Clean Energy Fund. The National Clean Energy Fund is financed through a tax of INR 100 per ton of domestic or imported coal used in India.

India’s National Tariff Policy 2006 requires the SERCs to fix a minimum percentage of the electricity that must be purchased by utilities operating in their jurisdiction from renewable energy generators (such as solar projects), taking into account availability of such resources in the region and its impact on retail tariffs and procurement by distribution companies at preferential tariffs. This obligation to purchase electricity from renewable sources is known as a renewable purchase obligation, or “RPO.” This policy was amended in January 2011 to prescribe a minimum solar specific RPO of 0.25% in 2012 to be increased to 3% by 2022. States such as Gujarat, Chattishgarh, Haryana, Madhya Pradesh, Bihar and Goa have fixed solar power RPO requirements as levels above the minimum level prescribed by the National Tariff Policy 2006.

In 2010, the CERC implemented regulations designed to facilitate the development of a power market from nonconventional energy sources by issuing transferable and saleable credit certificates. These regulations facilitate fungibility and inter-state transactions of renewable energy by establishing a mechanism through which a market-based instrument can be traded freely and provide a means for fulfilment of renewable purchase obligations by India’s utilities and open access consumers. Although these regulations established the necessary framework, the market for such renewable energy credits has not developed widely and is not liquid. All of our Indian projects are participating in the renewable energy credit certificate programs and, as a result, are not eligible to sell any of their renewable energy credits.

The Indian government’s focus on promoting infrastructure development also extends to tax policy, which allows solar power generation companies to claim an exemption from the payment of income tax for up to 10 years within the first 15 years of a project’s operations. However, a minimum alternative tax (generally at approximately 20%) calculated based on book profits is still applicable in respect of such solar projects. Accelerated tax depreciation is also available to solar power generating companies.

Various Indian states have implemented policies to promote the generation of solar power. For instance, the State of Gujarat exempts solar project developers from payment of electricity duty on the sale of electricity and payment of cross subsidy charges for open access obtained for third party sale. The State of Rajasthan also exempts the energy consumed by the solar project developer for own use from payment of the electricity duty.

Malaysia

Malaysia’s renewable energy program introduced feed-in tariffs for various renewable energy sources. In order to be entitled to sell renewable energy under the program at the relevant feed-in tariff rate, an application for a feed-in tariff approval has to be made to and be granted by SEDA, the statutory body responsible for managing the implementation of the feed-in tariff mechanism. Any company incorporated in Malaysia may apply for a feed-in tariff approval so long as no foreign person holds, directly or indirectly, more than 49% of voting power or the issued share capital of such company.

Upon being issued the feed-in tariff approval, the solar project will, within such period as may be prescribed by SEDA, enter into a PPA with an offtake counterparty, which may be a Malaysian utility or an industrial or commercial user of distributed generation. Under the terms of the PPA, the project sells and delivers the renewable energy generated to the offtake counterparty at a fixed tariff for a fixed number of years (unless otherwise terminated earlier), the duration of which is dictated by the type of renewable energy used for power generation under which the feed-in tariff approval is granted. For solar power generation, the duration is twenty-one years commencing from the feed-in tariff commencement date. The PPA provides a fixed payment to the electricity generator for every kWh of electricity generated and a guaranteed minimum payment for every kWh exported to the power grid. The amount of the feed-in tariff is established by the REA and is generally not subject to adjustment during the term of the PPA.

Under this arrangement, the offtake counterparty pays the renewable energy generator the feed-in tariff rate for power that is purchased under the PPA and is subsequently reimbursed by Malaysia’s renewable energy fund for the amount such feed-in tariff exceeds the prevailing “displaced costs” of such power. The “displaced cost” measure is established under the REA and is generally equal to the cost a traditional utility would incur to generate an equal amount of power. The subsidized portion of the feed-in tariff is typically well more than half of the total feed-in tariff.

In order to provide funding for the feed-in tariff program for renewable energy, the Malaysian government has stipulated that electricity consumers must contribute a surcharge of a certain percentage (currently 1.6%) of each of their total electricity bill towards the financing of the cost to implement Malaysia’s renewable energy program. The funds collected nationally are deposited into a renewable energy fund that is managed and controlled by SEDA. This fund is further supported by annual national budget contributions as and when required.

In addition to the feed-in tariff program, the Malaysian government has also launched various programs to promote the application and development of green technology in Malaysia. In 2010, a financing program was established to accelerate the expansion of green investments by providing easier access to financing from private and commercial financial institutions. This financing program offers a 60% guarantee of the financing amount and a rebate of 2% on the interest or profit rate charged by the financial institutions. Under this program, funding will be provided for any project that satisfies the requirements for private finance initiatives and meets the green technology project criteria. This financing program is available until December 31, 2015 or upon reaching a total financing approval amount of MYR 3.5 billion, whichever is earlier.

Renewable energy producers are also entitled to apply for tax incentives, such as the investment tax allowance of a certain percentage of qualifying capital expenditures incurred within a period of five years, which can be set-off against 100% of statutory income for each year of assessment. The investment tax allowance is open for applications until December 31, 2015.

South Africa

In August 2011, South Africa’s Department of Energy, or “DOE,” launched the REIPPP program, which requires renewable energy developers to bid on a tariff level and the identified socio-economic development objectives of the DOE. The REIPPP program contemplates a total of 6,925 MW will be subject to bidding, which are split into multiple bidding rounds and includes seven renewable energy technologies with a volume of MW attached to each technology. To date, the DOE has selected a total of 64 renewable energy projects following three bidding rounds, of which 33 were solar projects. Collectively, these projects represent a combined generating capacity of 3,932 MW, of which 1,482 MW related to solar projects.

Each bid is evaluated under the REIPPP program based 70% on amount of the proposed tariff and 30% on the specified economic development criteria, including employment, local content and management control, ownership characteristics, socio-economic spending and smaller enterprise development initiatives. The amount of the feed-in tariff for the particular project is determined based on the bidding process. Each winning bidder under the REIPPP program will:

•	enter into a 20-year PPA with the DOE and Eskom that creates an obligation for Eskom to pay the solar project the agreed tariff for power provided by the project; and

•	enter into a 20-year Implementation Agreement with the DOE that creates an obligation for the solar project to satisfy its identified economic development objectives.

Under the REIPPP program, the South African government guarantees Eskom’s payment obligations under the PPAs, including for compensation events and cancellation of the PPAs. This guarantee arrangement has facilitated private sector development as financing sources and investors have been willing to accept sovereign country risk in light of South Africa’s relatively strong international credit standing without requiring political risk insurance, as would be the case in virtually every other African jurisdiction.

China

In recent years, the Chinese government has enacted a series of financial incentives designed to promote the development of solar projects. The NDRC and its local counterpart is the major policy maker for incentive programs applicable to solar projects, and is responsible for determining the subsidy levels for these programs. The NEA promulgates detailed industrial policies and implementing rules for certain incentive programs. The Ministry of Finance manages the renewable energy development fund that pays for the subsidies provided to the eligible solar projects and participates in reviewing the qualifications of subsidy applicants in some incentive programs.

In 2009, the Golden Sun Program was launched as a strategy to support and further the development of the technology progress and scale of the national solar industry. Under the Golden Sun Program, the central government provided subsidies to the eligible solar projects interconnected to the power grid in an amount of 50% of its total investment and to eligible off-grid solar projects located in remote areas without electricity supply at the amount of 70% of its total investment. Solar projects participating in China’s feed-in tariff program described below were not eligible to participate in the Golden Sun Program. The Golden Sun Program expired in 2013.

In 2011, China adopted its current feed-in tariff program, which provides that non-bidding solar projects are eligible to receive tariffs in an amount in excess of the benchmark tariff received by local desulphurization coal-fired generating units. The amount of the tariff to be paid to the solar projects is established by the NDRC based on a number of factors that are designed to make the solar projects economically viable. The feed-in tariffs may vary in different geographical areas and in different types of solar projects. The entire territory of China has been divided into three types of resource areas, and each resource area is subject to a different feed-in tariff rate. A solar project involving distributed generation, which is usually in the form of a rooftop project, may be entitled to additional subsidies when compared with ground-mount projects. This program currently provides that the feed-in tariff will be available to the qualified solar project for 20 years from the commencement of its business operations. Chinese solar projects typically enter into a “framework” PPA with a power grid company with an initial term typically ranging from three to five years. These framework PPAs do not necessarily specify any volume or price obligations on the part of the offtake purchaser. The solar project and the power grid company will further enter into short-term agreements under the framework PPA, which are subject to annual renewals at the election of the grid company.

Solar projects must complete a detailed application process to participate in the feed-in tariff program. The solar project receives payment, known as the “green component,” from the offtake counterparty in the amount by which the feed-in tariff exceeds the benchmark tariff received by the desulphurization coal-fired generating units, only after the offtake counterparty has received a corresponding subsidy payment from the Ministry of Finance. The feed-in tariff program contemplates that these subsidy payments be made on a quarterly basis, but in many cases they are delayed due to administrative inefficiency and temporary insufficiency of funds. The size of the green component of the feed-in tariff may constitute up to approximately two-thirds of the total tariff in some areas.

To support the feed-in tariff program, China established a renewable energy development fund as part of the State’s budget. The sources of funding include specialized funds arranged by the State for the financial year and from higher electricity prices charged to consumers by the grid companies on a national basis. The development fund is used to support the activities of electricity generation and the exploitation of renewable energy sources, as well as paying the stipulated subsidies, compensating the part of reasonable grid connection fees paid by grid enterprises for purchasing renewable energy electricity and other relevant reasonable expenses that cannot be recovered from electric charges. Solar projects that have already received central government finance subsidies through the Golden Sun Program are not eligible to participate in the feed-in tariff program.

Chinese financial institutions may offer preferential loans with a financial interest subsidy to renewable energy development and utilization projects that are listed in the national renewable energy industrial development guidance catalogue and satisfy certain conditions for granting loans.

In addition, under applicable Chinese tax law and regulations, an enterprise engaged in public infrastructure projects approved after January 1, 2008, including solar projects, that satisfy certain requirements are entitled to three-year full exemption from the enterprise income tax followed by a three-year 50% exemption commencing from the first year it generates operating income.

Management

Below is a list of names, ages (as of September 26, 2014) and a brief account of the business experience of persons who have been or will be appointed to serve as our executive officers, other key officers and directors prior to the completion of this offering. Each of our executive officers and other key officers listed below were appointed to their respective position with us in September 26, 2014.

Name	Age	Position
Stephen O’Rourke	49	Director and Chief Executive Officer
Jeremy Avenier	38	Chief Financial Officer
Carlos Domenech Zornoza	44	Director and Chairman

Stephen O’Rourke, Director and Chief Executive Officer

Stephen O’Rourke was Senior Vice President, Chief Strategy Officer of SunEdison since October 8, 2010. Prior to joining SunEdison, Mr. O’Rourke served as Managing Director, Senior Analyst at Deutsche Bank Securities since 2004. Prior to joining Deutsche Bank, Mr. O’Rourke served in management roles of increasing responsibility at Applied Materials. Mr. O’Rourke also served in the U.S. Navy as a nuclear submarine officer and graduated from the U.S. Naval Academy, Annapolis, Maryland with a BS degree in Electrical Engineering, and did graduate work in Nuclear Engineering at the Naval Nuclear Power School in Orlando, Florida. We believe Mr. O’Rourke’s extensive energy industry and leadership experience will enable him to provide essential guidance to our board of directors.

Jeremy Avenier, Chief Financial Officer

Jeremy Avenier has served as the Chief Financial Officer, Solar Materials of SunEdison since April 16, 2013. Prior to joining Sun Edison, Mr. Avenier served as Vice President of Global Finance, Treasurer and Chief Financial Officer of Morpho Detection, a joint venture between General Electric and Safran. Before that, Mr. Avenier spent 11 years with General Electric in multiple financial leadership roles across both industrial and capital platforms throughout Europe and the United States.

Carlos Domenech Zornoza, Director and Chairman

Carlos Domenech Zornoza serves as Chairman of our board of directors and as a director. Mr. Domenech currently serves as the Chief Executive Officer and as a director of TerraForm Power. Previously, Mr. Domenech served as the Executive Vice President & President of SunEdison Capital from March 2013 to January 2014. After the acquisition of SunEdison by MEMC Electronic Materials, Inc. in November 2009, Mr. Domenech served as the Executive Vice President & President of SunEdison. Before that, Mr. Domenech served as the Chief Financial Officer of SunEdison beginning in September 2007 until he became its Chief Operating Officer in November 2008. Prior to joining SunEdison, Mr. Domenech spent 14 years with General Electric, where he served in a variety of leadership roles, including serving as the Chief Financial Officer of Universal Pictures International Entertainment, then a division of General Electric. We believe Mr. Domenech’s extensive energy industry and leadership experience will enable him to provide essential guidance to our board of directors.

Controlled company

For purposes of the applicable stock exchange rules, we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Our Sponsor will continue to control more than

50% of the combined voting power of our common stock upon completion of this offering and, as a result, will have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the applicable stock exchange rules. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors, (ii) a nominating and corporate governance committee composed entirely of independent directors, (iii) a compensation committee composed entirely of independent directors nor (iv) an annual performance evaluation of the nominating and corporate governance and compensation committee. We intend to rely on the exceptions with respect to having a majority of independent directors, establishing a compensation committee or nominating committee and annual performance evaluations of such committees. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable stock exchange rules. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the applicable NASDAQ Global Select Market rules, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our Class A common stock on the NASDAQ Global Select Market, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus. In addition, following this offering, we will have a Corporate Governance and Conflicts Committee comprised of at least three independent directors.

Board composition

Upon the completion of this offering, our board of directors will consist of      members. We plan to appoint              additional directors prior to or in connection with the completion of this offering. We are currently in the process of identifying such additional directors and intend to name such directors in an amendment to the registration statement of which this prospectus is a part.

Our board of directors will be responsible for, among other things, overseeing the conduct of our business, reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans, and reviewing the performance of our chief executive officer and other members of senior management. Following the end of each year, our board of directors will conduct an annual self-evaluation, which includes a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors’ compliance with corporate governance principles. In fulfilling the board of directors’ responsibilities, directors have full access to our management and independent advisors.

Our board of directors, as a whole and through its committees, will have responsibility for the oversight of risk management. Our senior management is responsible for assessing and managing our risks on a day-to-day basis. Our audit committee will oversee and review with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures. Our board of directors oversees risk related to compensation policies. Our audit committee will report to the full board of directors with respect to these matters, among others.

Committees of the board of directors

We expect that, immediately following this offering, the standing committees of our board of directors will consist of an Audit Committee and a Corporate Governance and Conflicts Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below. As a controlled company, we are not required to establish a compensation or nominating committee under the listing rules of the NASDAQ Global Select Market and we do not intend to establish such committees in connection with the completion of this offering.

Audit Committee

The Audit Committee will be responsible for, among other matters: (i) appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them; (ii) overseeing our independent registered public accounting firm’s qualifications, independence and performance; (iii) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (iv) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (v) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (vi) reviewing and approving related person transactions.

Immediately following this offering, our Audit Committee will consist Messrs.            ,              and             . We believe that Messrs.             ,              and              qualify as independent directors according to the rules and regulations of the SEC and the NASDAQ Global Select Market with respect to audit committee membership. We also believe that Mr.              qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with this offering, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Corporate Governance and Conflicts Committee

Our Corporate Governance and Conflicts Committee will be responsible for, among other matters: (i) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (ii) identifying best practices and recommending corporate governance principles; (iii) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us; and (iv) reviewing and approving proposed conflicted transactions between us and an affiliated party (including with respect to the purchase and sale of the Call Right Projects, any ROFO Projects and any other material transaction between us and our Sponsor).

Immediately following this offering, our Corporate Governance and Conflicts Committee will consist of Messers.              and             . We believe Messers.             ,              and              qualify as independent directors according to the rules and regulations of the SEC and the NASDAQ Global Select Market. Our board of directors will adopt a written charter for the Corporate Governance and Conflicts Committee in connection with this offering, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Other committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Family relationships

There are no family relationships among any of our executive officers.

Code of Ethics

Prior to completion of this offering, our board of directors will adopt a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our website. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website. Our website is not part of this prospectus.

Executive officer compensation

Compensation of our executive officers

We are a newly formed subsidiary of SunEdison consisting of portions of various parts of SunEdison’s business that are being contributed to us in connection with this offering. We have not incurred any cost or liability with respect to compensation of our executive officers prior to our formation. We do not and will not directly employ any of the persons responsible for managing our business and we currently do not have a compensation committee.

Our officers will manage the day-to-day affairs of our business. Each of our executive officers is an employee of SunEdison. However, our executive officers will be dedicated to the operations and management of our business.

Because our executive officers will remain employees of SunEdison, their compensation will be determined and paid by SunEdison. The ultimate responsibility and authority for compensation-related decisions for our executive officers will reside with the SunEdison compensation committee or the chief executive officer of SunEdison, as applicable, and any such compensation decisions will not be subject to any approvals by our board of directors or any committees thereof. Our executive officers, as well as other employees of SunEdison who provide services to us, may participate in employee benefit plans and arrangements sponsored by SunEdison, including plans that may be established in the future. In addition, certain of our officers and certain employees of SunEdison who provide services to us currently hold grants under SunEdison’s equity incentive plans and will retain these grants after the completion of this offering. We will not reimburse SunEdison for compensation related expenses attributable to any executive’s or employee’s time dedicated to providing services to us. For details on the amounts we will pay SunEdison following this offering for management services, see “Certain relationships and related party transactions—Management Services Agreement.”

Except as set forth below, we do not currently expect to have any long-term incentive or equity compensation plan in which our executive officers may participate.

Equity incentive awards

Shortly after the formation of EM Yieldco, each of our executive officers was granted in the third quarter of 2014 equity incentive awards under the 2014 Incentive Plan in the form of restricted shares. The restricted shares will convert into shares of Class A common stock upon the filing of our amended and restated certification of incorporation in connection the completion of this offering. The table below sets forth the economic interest that each executive officer will hold in EM Yieldco following the conversion of the restricted shares into Class A common stock, as well as the number of shares of Class A common stock that each executive will hold upon such conversion, based upon an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions but before offering expenses. The number of shares of Class A common stock will be proportionally increased in the event we increase the number of shares being offered hereby and do not use such net proceeds therefrom to repurchase Class B units (and shares of Class B common stock).

Name	Economic interest in EM Yieldco (%)	Number of shares of Class A common stock
Stephen O’Rourke	0.75%
Jeremy Avenier	0.30%

Total

For each executive, the restricted stock will vest in four equal annual installments commencing on the first anniversary of the completion of this offering, subject to accelerated vesting upon certain events. Under certain circumstances upon a termination of employment, any unvested shares of Class A common stock held by the terminated executive will be forfeited.

IPO Grants

Prior to the completion of this offering, we expect our board of directors to approve a grant of restricted stock units to several persons who have provided or are expected to provide services to us. Although the specific terms of these grants have not been finalized, we expect that these grants will consist of approximately                  restricted stock units, or “RSUs,” which are expected to vest in four equal annual installments commencing on the first anniversary of this offering. The RSUs will not entitle the holders to voting rights with respect to matters presented to our stockholders, and holders of the RSUs will not have any right to receive dividends.

SunEdison Emerging Markets Yield, Inc. 2014 Long-Term Incentive Plan

The 2014 Incentive Plan became effective as of September 29, 2014. The material terms of the 2014 Incentive Plan are summarized below. Certain awards which have been made, or we expect will be made prior to the completion of this offering, under the 2014 Incentive Plan are summarized above.

The purpose of the 2014 Incentive Plan is to enhance the profitability and value of our company for the benefit of our stockholders by enabling us to offer eligible individuals cash and stock-based incentives in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and our stockholders. Eligibility to participate in the 2014 Incentive Plan is limited to our and our affiliates’ employees (including officers and directors who are employees) and consultants who are designated by our board or a committee of our board which is authorized to administer the plan, in its discretion, as eligible to receive awards under the 2014 Incentive Plan. The 2014 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock, performance shares, restricted stock units or any other cash or stock based award. The material terms of the 2014 Incentive Plan are as follows:

•

Shares subject to the plan.    The maximum aggregate number of shares that may be issued under the 2014 Incentive Plan shall not exceed a number of shares of common stock that represent an aggregate     % economic interest in EM LLC, or              shares, based on the assumptions set forth in “Summary—The offering—Certain assumptions,” subject to certain adjustments to prevent dilution, of which shares remain available for future issuances. This limitation does not apply to any awards settled in cash. To the extent any stock option or other stock-based award granted under the 2014 Incentive Plan is forfeited, cancelled, terminated, expires or lapses without having been exercised or paid in full, the shares subject to such awards will become available for future grant or sale under the 2014 Incentive Plan. The restricted stock issued, subject to outstanding awards or reserved under the 2014 Incentive Plan, will convert at the time of our initial public offering into shares of Class A common stock. As used herein and in the 2014 Incentive Plan, references to “common stock” mean, prior to the completion of this offering, our restricted stock and, following the completion of this offering, our Class A common stock.

•

Award limitations.    During the course of any fiscal year, the maximum number of shares subject to any award of stock options, stock appreciation rights, shares of restricted stock or other stock-based awards for which the grant of such award or the lapse of the relevant restricted period is subject to the attainment of performance goals, in each case, granted to any participant shall be equal to 50% of the total share reserve under the 2014 Incentive Plan, provided that the maximum number of shares for all types of awards granted to any participant does not exceed 50% of the share reserve during any fiscal year. The maximum value of a cash payment to an individual made under an award with respect to a fiscal year shall be $10,000,000.

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Plan administration.    The 2014 Incentive Plan provides that the plan will be administered by our board of directors. Our board of directors has the authority to amend and modify the plan, subject to any shareholder approval required by law or exchange rules. Subject to the terms of our 2014 Incentive Plan, our board of directors will have the authority to determine the terms, conditions and restrictions, including vesting terms, the number of shares of common stock subject to an award and the performance measures applicable to awards granted under the 2014 Incentive Plan, amend any outstanding awards and construe and interpret the 2014 Incentive Plan and the awards granted thereunder. Our board of directors also has the ability to delegate its authority to grant awards and/or to execute agreements or other documents on behalf of the board of directors to one or more of our officers (to the extent permitted by applicable law and applicable exchange rules).

•

Stock options and stock appreciation rights.    Our board of directors may grant incentive stock options, non-qualified stock options and stock appreciation rights under our 2014 Incentive Plan, provided that incentive stock options can only be granted to eligible employees. Generally, the exercise price of stock options and stock appreciation rights will be fixed by the board of directors and set forth in the award agreement, but in no event will the exercise price be less than 100% of the grant date fair market value of shares of our common stock. The term of a stock option or stock appreciation right may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the grant date fair market value of shares of our common stock. Upon a participant’s termination of service for any reason other than cause, death or disability, the participant may exercise his or her option during the time period ending on the earlier of three months after such termination date or the term of the option. Upon a participant’s termination of service for death or disability, the participant (or his or her estate as applicable) may exercise his or her option during the time period ending on the earlier of 12 months after such termination date or the term of option. If a participant is terminated for cause, then all outstanding options (whether or not vested) shall immediately terminate and cease to be exercisable. Subject to the provisions of our 2014 Incentive Plan, our board of directors will determine the remaining terms of the stock options and stock appreciation rights.

•

Restricted stock and restricted stock units.    Our board of directors will decide at the time of grant whether an award will be in restricted stock or restricted stock units. The board of directors will also determine the number of shares subject to the award, vesting and the nature of any performance targets. Subject to the terms of the award agreement, (i) recipients of restricted stock will have voting rights and will be entitled to receive dividends with respect to their respective shares of restricted stock and (ii) the recipients of restricted stock units will have no voting rights or rights to receive dividends with respect to their respective restricted stock units. The award agreements with respect to the restricted stock granted to our executive officers as described above include voting and dividend rights.

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Performance-based awards .    Our board of directors will determine the value of any performance-based award, the vesting and nature of the performance measures and whether the performance award is denominated or settled in cash, in common stock or in a combination of both. The performance goals applicable to a particular award will be determined by our board of directors in writing prior to the beginning of the applicable performance period or at such later date as permitted under Section 162(m) of the Code and while the outcome of the performance goals are substantially uncertain. The performance goals will be objective and will include one or more of the following company-wide, parent, affiliate subsidiary, division, other operational unit, administrative department or product category of the company measures: revenue or revenue growth, diversity, economic value added, index comparisons, earnings or net income (before or after taxes), operating margin, peer company comparisons, productivity, profit margin, return on revenue, return on investment, return on capital, sales growth, return on assets, stock price, earnings per share, cash flow, free cash flow, working capital levels, working capital as a percentage of sales, days sales outstanding, months on hand, days payables outstanding, production levels or services levels, market share, costs, debt to equity ratio, net revenue or net revenue growth, gross revenue, base-business net sales, total segment profit, EBITDA, adjusted diluted earnings per share, earnings per share, gross profit, gross profit growth, adjusted gross profit, net profit margin, operating profit margin, adjusted operating profit, earnings or earnings per share before income tax (profit before taxes), net earnings or net earnings per share (profit after tax), compound annual growth in earnings per share, pretax income, expenses, capitalization, liquidity, results of customer satisfaction surveys, quality, safety, cost management, process improvement, inventory, total or net operating asset turnover, operating income, total shareholder return, compound shareholder return, return on equity, return on invested capital, pretax and pre-interest expense return on average invested capital, which may be expressed on a current value basis, or sales growth, marketing, operating or workplan goals. The applicable award agreement may provide for acceleration or adjustments to the performance targets.

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Vesting.    Subject to the limitations set forth in the 2014 Incentive Plan, our board of directors will determine the vesting terms (including any performance targets) governing each award at the time of the grant.

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Transferability of awards.    Except as otherwise permitted by the board of directors or the 2014 Incentive Plan, the 2014 Incentive Plan does not allow awards to be transferred; provided, however, that (i) certain awards may be transferable by will or by the laws of descent and distribution; (ii) the board of directors may determine, in its sole discretion, at the time of grant or thereafter that a non-qualified stock option that is otherwise not transferable is transferable to a family member in whole or in part and in such circumstances, and under such conditions, as specified by the board of directors; and (iii) shares subject to awards made pursuant to other stock-based or cash-based awards may not be transferred prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses.

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Adjustment for changes in capitalization.    In the event of a dissolution or liquidation of the Company, a sale of substantially all of the assets of the Company (in one or a series of transactions), a merger or consolidation of the Company with or into any other corporation (regardless of whether the Company is the surviving corporation), or a statutory share exchange involving capital stock of the Company, a divestiture, distribution of assets to shareholders (other than ordinary cash dividends), reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, stock combination or exchange, rights offering, spin-off or other relevant change, appropriate adjustments will be made in the number and price of shares subject to each outstanding award, as well as to the share limitations contained in the 2014 Incentive Plan.

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Change in control.    Unless otherwise provided in an award agreement, in the event of a participant’s termination without cause or good reason during the twelve-month period following a “change in control” (as defined in the 2014 Incentive Plan), all options and stock appreciation rights shall become immediately exercisable, and/or the period of restriction shall expire and the award shall vest immediately with respect to 100% of the shares of restricted stock, restricted stock units, and any other award, and/or all performance goals or other vesting criteria will be deemed achieved at 100% target levels and all other terms and conditions will be deemed met as of the date of the participant’s termination. In addition, in the event of a change in control, an award may be treated, to the extent determined by our board of directors to be permitted under Section 409A of the Code, in accordance with one of the following methods as determined by our board of directors in its sole discretion: (i) upon at least 10 days’ advance notice to the affected persons, cancel any outstanding awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such awards based upon the price per share received or to be received by other shareholders of the Company in the event; or (ii) provide for the assumption of or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the 2014 Incentive Plan, as determined by the board of directors in its sole discretion. In the case of any option or stock appreciation right with an exercise price that equals or exceeds the price paid for a share in connection with the change in control, the board of directors may cancel the option or stock appreciation right without the payment of consideration therefor. Except as noted above, the award agreements with respect to the restricted stock granted to our executive officers as described above provides for acceleration of all unvested shares of restricted stock upon a change in control.

•

Acceleration.    Notwithstanding the terms of the applicable award agreement, our board of directors has the power to accelerate the time at which an award may first be exercised or the time during which an award, or any part thereof, will vest in accordance with the 2014 Incentive Plan.

•

Amendment, modification or termination of the 2014 Incentive Plan.    Our board of directors has the authority to amend, modify, terminate or suspend this 2014 Incentive Plan or amend any or all of the applicable award agreements made pursuant to the 2014 Incentive Plan to the extent permitted by law, subject to any stockholder approval required by law or exchange rules for certain amendments; provided that no termination, suspension or modification of the 2014 Incentive Plan may materially or adversely affect any right acquired by any award recipient prior to such termination, suspension or modification without the consent of the award recipient. Our 2014 Incentive Plan will terminate on the ten-year anniversary of its approval by our board of directors, unless terminated earlier pursuant to the terms of the 2014 Incentive Plan.

Compensation of our directors

The officers of SunEdison who also serve as our directors will not receive additional compensation for their service as one of our directors. Our directors who are not officers or employees of SunEdison will receive compensation as “non-employee directors” as set by our board of directors.

Following the completion of this offering, our directors who are not employees of us or our Sponsor will receive the following fees for their service on our board of directors and its committees:

•	$50,000 annual board of directors cash retainer;

•	$20,000 additional cash retainer for the chairman of the Audit Committee and $7,500 additional cash retainer for each member of the Audit Committee; and

•

$12,500 additional cash retainer for chairman of the Corporate Governance and Conflicts Committee and $5,000 additional cash retainer for each member of the Corporate Governance and Conflicts Committee.

In addition, following the completion of this offering, we expect that our directors who are not employees of us or our Sponsor will be awarded restricted stock units, or “RSUs,” for shares of common stock on an annual basis (as of the date of the annual stockholder meeting each year) in connection with their board service. Each year, RSUs are to be awarded in an amount such that the number of underlying shares of common stock has a total value of $150,000 on the date the award is granted (rounded to the nearest 100 shares), which vest on the first anniversary of the grant date. For newly elected or appointed outside directors that become directors on a date other than the date of the annual stockholder meeting, such directors would receive RSUs for a pro rata portion of the $150,000 total value.

Each member of our board of directors will be indemnified for their actions associated with being a director to the fullest extent permitted under Delaware law.

Security ownership of certain beneficial owners and management

The following table sets forth the beneficial ownership of our Class A common stock that will be issued and outstanding upon the completion of this offering and the related transactions and held by:

•	beneficial owners of 5% or more of our common stock;
•	each of our directors, director nominees and named executive officers; and
•	all of our directors, director nominees and executive officers, as a group.

The number of shares of our Class A common stock and percentage of combined voting power before and after completion of this offering is presented after giving effect to the Organizational Transactions. The number of shares of our Class A common stock and percentage of combined voting power after this offering set forth below are based on the shares of our Class A common stock and Class B common stock outstanding immediately after the completion of this offering based on the assumptions set forth in “Summary—The offering—Certain assumptions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus and restricted stock units that vest within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options and restricted stock units for the purposes of computing the percentage ownership of that person and any group of which that person is a member. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of combined voting power is based on              shares of Class A common stock and              shares of Class B common stock outstanding for stockholders other than our executive officers and directors. Percentage of beneficial ownership of our executive officers and directors is based on              shares of Class A common stock and              shares of Class B common stock outstanding plus any options exercisable within 60 days and restricted stock units that vest within 60 days of the date of this prospectus by any executive officer or director included in the group for which percentage ownership has been calculated. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. The number of shares of Class A common stock held by our executive officers on account of grants of restricted stock will be proportionally increased in the event we increase the number of shares being offered hereby and do not use such net proceeds therefrom to repurchase Class B units (and shares of Class B common stock). The following table does reflect any shares of our Class A common stock that directors, officers, employees and certain other persons who are associated with us may purchase in this offering through the reserved share program described under “Underwriting (conflicts of interest)” elsewhere in this prospectus.

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o SunEdison Emerging Markets Yield, Inc., 600 Clipper Drive, Belmont, California 94002. For further information regarding material transactions between us and certain of our stockholders, see “Certain relationships and related party transactions.”

	Class A common stock		Class B common stock		Combined voting power(1)
	Before offering	After offering	Before offering	After offering	Before offering	After offering(2)

5% Stockholders:
SunEdison(3)					%	%

Directors, Director Nominees and Executive Officers:
Stephen O’Rourke
Jeremy Avenier
Carlos Domenech Zornoza
Directors, Director Nominees and executive officers as a group (3 persons)

*	Indicates less than 1%.

(1)	Each share of our Class B common stock is entitled to 10 votes per share.

(2)	We intend to use any net proceeds we receive as a result of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B units (and shares of Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions, and immediately cancel such Class B units (and shares of Class B common stock) contemporaneously with EM LLC issuing Class A units to us. SunEdison Holdings Corporation would hold % of our combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

(3)	Represents shares of Class B common stock held directly by SunEdison Holdings Corporation, a wholly owned subsidiary of SunEdison. SunEdison Holdings Corporation will not own any shares of Class A common stock immediately following this offering. However, SunEdison Holdings Corporation will own Class B units of EM LLC, which are exchangeable (together with shares of our Class B common stock) for shares of our Class A common stock at any time following this offering. As a result, SunEdison Holdings Corporation may be deemed to beneficially own the shares of Class A common stock for which such Class B units are exchangeable. If SunEdison Holdings Corporation exchanged all of its Class B units for shares of our Class A common stock, it would own no shares of Class B common stock, it would own shares, or %, of our Class A common stock and it would hold % of our combined voting power. The principal place of business for these entities is 13736 Riverport Drive, Suite 180, Maryland Heights, Missouri 63043.

Certain relationships and related party transactions

The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

Project Support Agreement

Immediately prior to the completion of this offering, EM LLC will enter into the Support Agreement with our Sponsor, pursuant to which our Sponsor will provide EM LLC the opportunity to acquire the Call Right Projects and a right of first offer with respect to the ROFO Projects, as described below.

Call Right Projects

Pursuant to the Support Agreement, our Sponsor will provide us and our subsidiaries with the right, but not the obligation, to purchase for cash certain clean energy projects from its project pipeline. We refer to these projects as the Call Right Projects. The Call Right Projects will consist of (i) a list of identified projects and (ii) other projects to be identified in the future that are both (a) located in India, Malaysia, South Africa, China or any other countries specified therein and (b) subject to a fully executed PPA (or expected to be subject to a fully executed PPA prior to the commencement of COD for such project) with a creditworthy counterparty. The Call Right Projects include both Priced Call Right Projects and Unpriced Call Right Projects. A letter agreement related to the Support Agreement between EM LLC and our Sponsor provides that the aggregate purchase price that, when taken together with applicable project-level debt, equals $             million subject to such adjustments as the parties may mutually agree upon for the Priced Call Right Projects. This aggregate purchase price was determined by good faith negotiations between us and our Sponsor. If we elect to purchase less than all of the Priced Call Right Projects, we and our Sponsor will negotiate prices for individual projects. The price for any Unpriced Call Right Project that we determine to purchase will be the fair market value. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value, but if we are unable to agree, we and our Sponsor will engage a third-party advisor to determine the fair market value as described in more detail below.

The Support Agreement requires our Sponsor to add qualifying projects from its development pipeline to the Call Right Project list on a quarterly basis until we have been offered Call Right Projects that have the specified minimum amount of Projected FTM CAFD for each of the periods covered by the Support Agreement. In addition, our Sponsor will be permitted to remove a project from the list of Call Right Projects if, in its reasonable discretion, the project is unlikely to be successfully completed, effective upon notice to us. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile.

Our Sponsor’s commitment is to offer us Call Right Projects with aggregate Projected FTM CAFD of $             million by the end of 2016. The Support Agreement will require our Sponsor to offer us clean energy projects from the completion of this offering through the end of 2015 that have Projected FTM CAFD of at least $             million, and to offer us clean energy projects during 2016 that have Projected FTM CAFD of at least $             million. If the amount of Projected FTM CAFD provided from the completion of this offering through 2015 is less than $             million or the amount of Projected FTM CAFD provided during 2016 is less than $             million, our Sponsor has agreed that it will continue to offer sufficient Call Right Projects until the total aggregate Projected FTM CAFD commitment has been satisfied.

The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value and Projected FTM CAFD of each Call Right Project. In the case of the Call Right Projects that are added to the list in the future, this process, with respect to the price, will occur within a reasonable time after the new Call Right Project is added to the list of identified Call Right Projects. If we are unable to agree on a price or Projected FTM CAFD for a project within 90 calendar days after it is added to the list (or with respect to Projected FTM CAFD such shorter period as will still allow EM LLC to timely complete the relevant call right exercise process), we and our Sponsor, upon written notice from either party, will engage a third-party advisor to determine the price or Projected FTM CAFD of such project. We and our Sponsor will each pay 50% of the fees and expenses of any third-party advisor who is retained pursuant to the Support Agreement; provided that if we do not agree to purchase the project in question, we will be responsible for 100% of such fees and expenses. We have agreed to pay cash for each Call Right Project that we acquire, unless we and our Sponsor otherwise mutually agree. In the event our Sponsor receives a bona fide offer for a Call Right Project from a third party prior to the time we provide our Sponsor written notice of exercise of our right to purchase a Call Right Project, our Sponsor must give us notice of such offer in reasonable detail and we will have the right to acquire such Call Right Project on terms substantially similar to those our Sponsor could have obtained from such third party and at a price no less than the price specified in the third-party offer. If we decline to exercise our purchase right, our Sponsor will be permitted to sell the applicable project to a third party. Notwithstanding the foregoing, after the price for a Call Right Project has been agreed or determined and until the total aggregate Projected FTM CAFD commitment has been satisfied, our Sponsor may not market, offer or sell that Call Right Project to any third party without our consent.

We will be permitted to exercise our call right with respect to any Call Right Project identified in the Support Agreement at any time during the applicable call right period for that Call Right Project, which generally will begin on the date of the agreement with respect to identified projects or the date a project is added to the Call Right Project list and will end 30 days prior to the project’s COD. If we exercise our option to purchase a Call Right Project under the Support Agreement, our Sponsor will be required to sell us that project on or about the date of its COD unless we otherwise agree to a different date.

ROFO Projects

The Support Agreement provides that our Sponsor will grant us a right of first offer with respect to any proposed sale or other transfer of any clean energy project or portfolio of projects developed by our Sponsor during the six-year period following the completion of this offering (other than Call Right Projects) located in India, Malaysia, South Africa, China such and other countries specified therein. We refer to these projects as the ROFO Projects. Our Sponsor will agree to negotiate with us in good faith, for a period of 20 days, to reach an agreement with respect to any proposed sale of a ROFO Project for which we have exercised our right of first offer before it may sell or otherwise transfer such ROFO Project to a third party. If we and our Sponsor are unable to agree upon terms with respect to a ROFO Project, our Sponsor will have the right to sell such project to a third party.

Our Sponsor will not be obligated to sell any of the ROFO Projects and, therefore, we do not know when, if ever, any ROFO Projects will be offered to, or acquired by, us. In addition, in the event that our Sponsor elects to sell ROFO Projects, our Sponsor will not be required to accept any offer we make and may choose to sell the projects to a third party (provided that the terms are no less favorable to our Sponsor than those offered to us) or not to sell the projects at all.

Our Sponsor will agree to not offer any of its projects located in the countries specified in the Support Agreement to TerraForm Power, Inc., a publicly traded subsidiary of our Sponsor that also owns and operates clean power assets.

Corporate Governance and Conflicts Committee

For as long as our Sponsor has voting control over us, any material action taken by us under the Support Agreement, including any termination or amendment thereof, the exercise or waiver of any of our rights thereunder and the terms and conditions of any definitive agreement for the purchase and sale of a Call Right Project will require the approval of our Corporate Governance and Conflicts Committee.

Termination

We or our Sponsor will have the right to terminate the Support Agreement upon written notice if the other party materially breaches or defaults in the performance of its obligations under the Support Agreement or under any transaction agreement entered into by the parties in connection with any of the Call Right Projects or the ROFO Projects, and such breach or default is continuing for 30 days after the breaching party has been given a written notice specifying such default or breach.

Project-level management and administration agreements

While projects are under construction and after they reach COD, affiliates of our Sponsor will provide certain services to our project-level entities.

Under the EPC contracts for projects developed by our Sponsor, the relevant Sponsor affiliates provide liquidated damages to cover delays in project completions, as well as market standard warranties, including performance ratio guaranties for periods that generally range between two and five years depending on the relevant market. The O&M contracts cover preventive and corrective maintenance services for a fee as defined in such agreement. The relevant Sponsor affiliates also provide generation availability guarantees of 99% for a majority of the projects covered by such O&M agreements (on a megawatt basis), and related liquidated damage obligations. In certain cases, asset management contracts cover the provision of asset management services to the relevant project-level entity. For the year ended December 31, 2013, our Sponsor received a total of approximately $             million in compensation under the related EPC contracts and $             million in compensation under the related O&M contracts. See “Management’s discussion and analysis of financial condition and results of operations—Key metrics—Operating metrics—Generation availability” for a description of “generation availability.”

Management Services Agreement

Immediately prior to the completion of this offering, we, EM LLC, EM Operating LLC and our Sponsor will enter into the Management Services Agreement pursuant to which our Sponsor will agree to provide or arrange for other service providers to provide management and administration services to us and our subsidiaries.

Services rendered

Under the Management Services Agreement, our Sponsor or certain of its affiliates will provide or arrange for the provision by an appropriate service provider of the following services:

•

causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

•	identifying, evaluating and recommending to us acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•	recommending and implementing our business strategy, including potential new markets to enter;

•	establishing and maintaining or supervising the establishment and maintenance of books and records;

•

recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•	recommending to us suitable candidates to serve on the boards of directors or their equivalents of our subsidiaries;

•

monitoring and/or oversight of the applicable accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which we are sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

•	attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of us, subject to approval by the relevant board of directors or its equivalent;

•	supervising the timely calculation and payment of taxes payable, and the filing of all tax returns;

•

causing our annual combined financial statements and quarterly interim financial statements and, as applicable, local statutory accounts to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;

•

making recommendations in relation to and effecting the entry into insurance policies covering our assets, together with other insurances against other risks, including directors’ and officers’ insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

•	arranging for individuals to carry out the functions of principal executive, accounting and financial officers for purposes of applicable securities laws;

•	providing individuals to act as senior officers as agreed from time to time, subject to the approval of the relevant board of directors or its equivalent; and

•	providing all such other services as may from time to time be agreed with us that are reasonably related to our day-to-day operations.

In the event we are able to, or otherwise elect to, provide any or all of the services ourselves then our Sponsor will not provide such services. The services provided by our Sponsor will be subject to the supervision of our Corporate Governance and Conflicts Committee and our Sponsor will only provide the services requested by the Corporate Governance and Conflicts Committee and will at all times comply with our conflicts of interest policy.

In addition, pursuant to the Management Services Agreement, we will, and will cause our subsidiaries to, use commercially reasonably efforts to have our Sponsor or an affiliate of our Sponsor act as the primary operating and maintenance and asset management counterparty for the projects in our portfolio on terms and conditions that are market standard and otherwise reasonably acceptable to our Corporate Governance and Conflicts Committee. The amounts paid by us in respect of such services will not exceed the fair market value of such services (determined as the price that would be applicable between an unrelated service provider and recipient). Notwithstanding the foregoing, with respect to projects located in markets where our Sponsor does not provide operating and maintenance or asset management services, we may engage third parties for such services.

Non-compete

Other than with the approval of our Sponsor, after the effective date of the Management Services Agreement each of EM Yieldco, EM LLC and EM Operating LLC have agreed that it and its affiliates will not, and will not agree to, directly or indirectly in each case without the consent of our Sponsor, engage in certain activities competitive with SunEdison’s power project development and construction business. These activities include:

•	engaging in, providing financing for or arranging any power project development activity;

•

acquiring, purchasing, obtaining or investing in any equity or other ownership interest of any other person engaged in the business of developing or constructing power projects, or the “Power Development or Construction Business,” except to the extent, in connection with such acquisition, purchase or investment, our Sponsor acquires, purchases or invests in, as applicable, at fair market value, all or the relevant part of such Power Development or Construction Business;

•

engaging in any commercial activities, negotiations, planning, exploratory or strategic discussions or other similar activities that relate to, or are otherwise designed to facilitate, finance, induce or otherwise assist any person in the development or construction of any power project;

•	making any payment to any person to facilitate, finance, induce or otherwise assist the construction of a power project; or

•	engaging in the business of providing operating and maintenance services or asset management services for power generation projects or assets.

If the Management Services Agreement is terminated, the non-competition provisions will continue to survive indefinitely.

In addition, EM Yieldco agrees that it will not, and shall cause its affiliates not to, solicit or induce (or attempt to solicit or induce) any employees of SunEdison to terminate his or her employment with SunEdison.

Management fee

As consideration for the services provided or arranged for by our Sponsor pursuant to the Management Services Agreement, we will pay our Sponsor a base management fee as follows: (i) 2.5% of EM LLC’s CAFD in each of 2016, 2017 and 2018 (not to exceed $             million in 2016, $             million in 2017 or $             million in 2018), and (ii) an amount equal to our Sponsor’s or other service provider’s actual cost for providing services pursuant to the terms of the Management Services Agreement in 2019 and thereafter. We and our Sponsor may agree to adjust the management fee as a result of a change in the scope of services provided under the Management Services Agreement.

We may amend the scope of the services to be provided by our Sponsor under the Management Services Agreement, including reducing the number of our subsidiaries that receive services or otherwise, by providing 180 days’ prior written notice to our Sponsor, provided that the scope of services to be provided by our Sponsor under the Management Services Agreement cannot be increased without our Sponsor’s prior written consent. If the parties are unable to agree on a revised base management fee, we may terminate the agreement after the end of such 180-day period by providing 30 days’ prior written notice to our Sponsor, provided that any decision by us to terminate the Management Services Agreement in such event must be approved by all our independent directors.

Reimbursement of expenses and certain taxes

We will be required to pay or reimburse our Sponsor or other service provider for all sales, use, value added, withholding or other similar taxes or customs duties or other governmental charges levied or imposed by reason of the Management Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital gains taxes or other similar taxes payable by our Sponsor or other service provider, which are personal to our Sponsor or other service provider, or to the extent any taxes or other governmental charges relate to the provision of services by our Sponsor or other service provider pursuant to the Management Services Agreement. We will not be required to reimburse our Sponsor or other service provider for any third-party out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services nor will we be required to reimburse our Sponsor for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for us or overhead for such persons.

Amendment

Any amendment, supplement to or waiver of the Management Services Agreement (including any proposed change to the scope of services to be provided by our Sponsor thereunder and any related change in our Sponsor’s management fee) must be approved by our Corporate Governance and Conflicts Committee.

Termination

The Management Services Agreement will not have a fixed term. However, we will be able to terminate the Management Services Agreement upon 90 days’ prior written notice of termination from us to our Sponsor if any of the following occurs:

•

our Sponsor defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to our Sponsor;

•	our Sponsor engages in any act of fraud, misappropriation of funds or embezzlement against us that results in material harm to us;

•	our Sponsor is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us;

•	certain events relating to the bankruptcy or insolvency of our Sponsor, us, EM LLC or EM Operating LLC;

•

upon the earlier to occur of (i) the fifth-year anniversary of the date of the agreement and (ii) the end of any twelve-month period ending on the last day of a calendar quarter during which we generated cash available for distribution in excess of $350 million; or

•	on such date as our Sponsor and its affiliates no longer beneficially hold more than 50% of the voting power of our capital stock.

Except as set forth in this section and above in “—Management fee,” we will not have a right to terminate the Management Services Agreement for any other reason. We will only be able to terminate the Management Services Agreement with the prior approval of all our independent directors.

Our Management Services Agreement will expressly provide that the agreement may not be terminated by us due solely to the poor performance or the underperformance of any of our operations or any of our, or our subsidiaries’ investments made upon the recommendation of our Sponsor or other service provider. Nothing in the Management Services Agreement will limit our right to terminate project-level EPC, O&M or asset management agreements in case of under-performance.

Our Sponsor will be able to terminate the Management Services Agreement upon 90 days’ prior written notice of termination to us upon the occurrence of the following: (i) we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to us;

(ii) certain events relating to our bankruptcy or insolvency; (iii) upon the earlier to occur of (a) the fifth-year anniversary of the date of the agreement and (b) the end of any twelve-month period ending on the last day of a calendar quarter during which we generated cash available for distribution in excess of $350 million; or (iv) on such date as our Sponsor and its affiliates no longer beneficially hold more than 50% of the voting power of our capital stock. Our Sponsor will also be able terminate the Management Services Agreement upon the occurrence of certain events relating to our bankruptcy or insolvency.

Indemnification and limitations on liability

Under the Management Services Agreement, our Sponsor will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that we take in following or declining to follow the advice or recommendations of our Sponsor. The maximum amount of the aggregate liability of our Sponsor or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of our Sponsor or any of its affiliates, will be equal to the base management fee previously paid by us in the two most recent calendar years pursuant to the Management Services Agreement. We have also agreed to indemnify each of our Sponsor and other service recipients and their respective affiliates, directors, officers, agents, members, partners, stockholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by our Sponsor, except to the extent that the claims, liabilities, losses, damages, costs or expenses have resulted from the indemnified person’s bad faith, fraud, willful misconduct or gross negligence, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Management Services Agreement, the indemnified persons will not be liable to us to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Repowering Services ROFR Agreement

Immediately prior to the completion of this offering, EM Yieldco, EM LLC and EM Operating LLC, collectively, the “Service Recipients,” will enter into a Repowering Services ROFR Agreement with our Sponsor, pursuant to which our Sponsor will be granted a right of first refusal to provide certain services, including (i) repowering power generation projects and related services provided to analyze, design and replace or improve any of the power generation projects through the modification of the relevant energy system or the installation of new components, but excluding any maintenance and (ii) providing such other services as may from time to time be reasonably requested by the Service Recipients related to any such repowerings, collectively, the “Repowering Services.” The Service Recipients must provide written notice to our Sponsor stating their intent to engage a person to provide one or more of the Repowering Services and specify the material terms and conditions, including a fair market value fee to be paid for the Repowering Services to be provided. Upon request of the Sponsor, the Service Recipients must provide a breakdown of the fair market value fee for relevant parts of the Repowering Services and the supply of relevant components as would be standard in the relevant market. Our Sponsor will have 15 business days, or the “ROFR Notice Period,” to respond to such written notice and agree to provide all or a portion of the requested Repowering Services or to supply the relevant components required for the Repowering Services.

If our Sponsor fails to respond to the notice from the Service Recipient within the ROFR Notice Period it will be deemed to have waived its rights to provide, or arrange for the provision of, the Repowering Services. The Service Recipient may then, during the 45-day period following the expiration of the ROFR Notice Period, engage another person to perform the Repowering Services on terms and conditions not more favorable than those specified in the notice provided to our Sponsor. If the Service Recipient does not engage a third party to perform the Repowering Services within such 45-day period, or if the Repowering Services are not commenced within three months from the expiration of the ROFR Notice Period, our Sponsor’s right of first refusal will be deemed to be revived and the provisions of such Repowering Services may not be offered to any third party unless first re-offered to our Sponsor.

Amended and Restated Operating Agreement of EM LLC

Immediately prior to the completion of this offering, the operating agreement of EM LLC will be amended and restated to authorize three classes of units (the Class A units, the Class B units and the Class B1 units) and to appoint us as the sole managing member of EM LLC. The following is a description of the material terms of EM LLC’s amended and restated operating agreement.

Governance

EM Yieldco will serve as the sole managing member of EM LLC. As such, EM Yieldco, and effectively our board of directors, will control the business and affairs of EM LLC and be responsible for the management of its business. No other member of EM LLC, in its capacity as such, will have any authority or right to control the management of EM LLC or to bind it in connection with any matter. Any amendment, supplement or waiver of the EM LLC operating agreement must be approved by a majority of our independent directors.

Amendments

The operating agreement of EM LLC may be amended, supplemented, waived or modified by our written consent, in our sole discretion without the approval of any other person, however, no amendment may (i) modify the limited liability of any member, or increase the liabilities or obligations of any member, in each case, without the consent of each such affected member or (ii) materially and adversely affect the rights of a holder of Class A units, Class B units or Class B1 units, in their capacity as holders of Class A units, Class B units or Class B1 units, in relation to other classes of equity securities of EM LLC, without the consent of the holders of a majority of such classes of units. So long as we are the managing member, any such amendment, supplement or waiver must be approved by a majority of our independent directors (as determined in accordance with the applicable listing rules of the NASDAQ Global Select Market). Notwithstanding the foregoing, we may, without the written consent of any other member or any other person, amend, supplement, waive or modify any provision of EM LLC’s operating agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to:

•

reflect any amendment, supplement, waiver or modification that we determine is necessary or appropriate in connection with the creation, authorization or issuance of any class of units or other equity securities in EM LLC or other EM LLC securities in accordance with the EM LLC operating agreement;

•	reflect the admission, substitution, withdrawal or removal of members in accordance with the EM LLC operating agreement;

•	reflect a change in EM LLC’s name, the location of its principal place of business, its registered agent or its registered office;

•

reflect a change in EM LLC’s fiscal or taxable year and any other changes that we determine to be necessary or appropriate as a result of a change in EM LLC’s fiscal or taxable year, including a change in the dates on which EM LLC is to make distributions; or

•	cure any ambiguity, mistake, defect or inconsistency.

Voting rights

The Class A units, Class B units and Class B1 units will not have any voting rights.

Exchange rights of members; automatic conversion

EM LLC will issue Class A units, which may only be issued to EM Yieldco, as the sole managing member, and Class B units, which may only be issued and held by our Sponsor or its controlled affiliates. Additionally, we will establish the Class B1 units which may be issued in connection with a reset of incentive distribution levels (see “—Distributions—IDRs—IDR holders’ right to reset incentive distribution levels”), or in connection with acquisitions from our Sponsor or third parties.

Each Class B unit and each Class B1 unit of EM LLC, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, will be exchangeable for a share of our Class A common stock, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the amended and restated operating agreement of EM LLC and any applicable exchange agreement. When a holder surrenders Class B units or Class B1 units of EM LLC and a corresponding number of shares of Class B common stock or Class B1 common stock for shares of our Class A common stock, (i) EM LLC will cancel the Class B units or Class B1 units as applicable, (ii) EM LLC or will issue additional Class A units to us, (iii) we will redeem and cancel a corresponding number of shares of our Class B common stock or Class B1 common stock, as applicable, and (iv) we will issue a corresponding number of shares of Class A common stock to such holder. See “—Exchange Agreement.”

Additionally, the amended and restated operating agreement of EM LLC will provide that no member may directly or indirectly, sell or transfer (including any transfer of the equity interests of a direct or indirect holder of units that is classified as a partnership or disregarded entity for United States federal income tax purposes) any units so as to cause those units to be owned, directly or indirectly, by a “disqualified person” for purposes of Section 1603 of the American Recovery and Reinvestment Tax Act. Any such transfer, if attempted, shall be void and ineffectual and shall not operate to transfer any interest or title and shall be void ab initio. Moreover, the amended and restated operating agreement of EM LLC and the Exchange Agreement will provide that if a holder of Class B1 units does become a “disqualified person” for purposes of Section 1603 of the American Recovery and Reinvestment Tax Act, all Class B1 units and all shares of Class B1 common stock held by such person shall be automatically converted without any action on the part of such owner.

Distributions

Subordination

General

EM LLC’s amended and restated operating agreement will provide that, during the Subordination Period (as described below), the Class A units and Class B1 units (if any) will have the right to receive quarterly distributions in an amount equal to $             per unit, which amount is defined as the “Minimum Quarterly Distribution,” plus any arrearages in the payment of the Minimum Quarterly Distribution on the Class A units and Class B1 units from prior quarters, before any distributions may be made on the Class B units. The Class B units are deemed “subordinated” because for a period of time, referred to as the Subordination Period, the Class B units will not be entitled to receive any distributions from EM LLC until the Class A units and Class B1 units have received the Minimum Quarterly Distribution plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. Furthermore, no arrearages will be paid on the Class B units. The practical effect of the subordinated Class B units is to increase the likelihood that during the Subordination Period there will be sufficient CAFD to pay the Minimum Quarterly Distribution on the Class A units and Class B1 units.

Subordination Period

The “Subordination Period” means the period beginning on the closing date of this offering and extending until each of the following tests has been met, which will be a minimum three-year period ending no earlier than the beginning of the period for which a distribution is paid for the third quarter of 2017:

•

distributions of CAFD on each of the outstanding Class A units, Class B units and Class B1 units equaled or exceeded $             per unit (the annualized Minimum Quarterly Distribution) for each of three non-overlapping, four-quarter periods immediately preceding that date;

•

the CAFD generated during each of three non-overlapping, four-quarter periods immediately preceding that date equaled or exceeded the sum of $             per unit (the annualized Minimum Quarterly Distribution) on all of the outstanding Class A units, Class B units and Class B1 units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the Minimum Quarterly Distribution on the Class A units or Class B1 units.

Early termination of Subordination Period

Notwithstanding the foregoing, the Subordination Period will automatically terminate when each of the following tests has been met:

•

distributions of CAFD on each of the outstanding Class A units, Class B units and Class B1 units equaled or exceeded $             per unit (200.0% of the annualized Minimum Quarterly Distribution) for the four-quarter period immediately preceding that date;

•

the CAFD generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $             per unit (200.0% of the annualized Minimum Quarterly Distribution) on all of the outstanding Class A units, Class B units and Class B1 units during such four-quarter period on a fully diluted basis, and (ii) the corresponding distributions on the IDRs during such four-quarter period; and

•	there are no arrearages in payment of the Minimum Quarterly Distributions on the Class A units or Class B1 units.

Distributions during the Subordination Period

If EM LLC makes a distribution of cash for any quarter ending before the end of the Subordination Period, its amended and restated operating agreement will require that it make the distribution in the following manner:

•

first, to the holders of Class A units and Class B1 units, pro rata, until EM LLC distributes for each Class A unit and Class B1 unit an amount equal to the Minimum Quarterly Distribution for that quarter and any arrearages in payment of the Minimum Quarterly Distribution on such units for any prior quarters;

•	second, to the holders of Class B units, pro rata, until EM LLC distributes for each Class B unit an amount equal to the Minimum Quarterly Distribution for that quarter; and

•	thereafter, in the manner described in “—IDRs” below.

Distributions after the Subordination Period

When the Subordination Period ends, each outstanding Class B unit will then participate pro rata with the Class A units and Class B1 units in distributions. Once the Subordination Period ends, it does not recommence under any circumstances.

If EM LLC makes distributions of cash for any quarter ending after the expiration of the Subordination Period, its amended and restated operating agreement will require that it make the distribution in the following manner:

•	first, to all holders of Class A units, Class B1 units and Class B units, pro rata, until EM LLC distributes for each unit an amount equal to the Minimum Quarterly Distribution for that quarter; and

•	thereafter, in the manner described in “—IDRs” below.

IDRs

General

IDRs represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of EM LLC’s quarterly distributions after the Minimum Quarterly Distribution and the target distribution levels have been achieved. Our Sponsor will hold the IDRs upon completion of this offering, and will only be able to transfer the IDRs as described under “—Transferability of IDRs” below.

Initial IDR structure

If for any quarter:

•	EM LLC has made cash distributions to the holders of its Class A units, Class B1 units and, Class B units in an amount equal to the Minimum Quarterly Distribution; and

•	EM LLC has distributed cash to holders of Class A units and holders of Class B1 units in an amount necessary to eliminate any arrearages in payment of the Minimum Quarterly Distribution;

then EM LLC will make additional cash distributions for that quarter among holders of its Class A units, Class B units, Class B1 units and the IDRs in the following manner:

•

first, to all holders of Class A units, Class B1 units and Class B units, pro rata, until each holder receives a total of $             per unit for that quarter, or the “First Target Distribution,” (150.0% of the Minimum Quarterly Distribution);

•

second, 85.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives a total of $             per unit for that quarter, or the “Second Target Distribution,” (175.0% of the Minimum Quarterly Distribution);

•

third, 75.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives a total of $             per unit for that quarter, or the “Third Target Distribution,” (200.0% of the Minimum Quarterly Distribution); and

•	thereafter, 50.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 50.0% to the holders of the IDRs.

The EM LLC amended and restated operating agreement prohibits distributions on the IDRs unless CAFD since the closing of this offering exceeds the amount of CAFD distributed as of the date of the determination.

The following table illustrates the percentage allocations of distributions between the holders of Class A units, Class B units, Class B1 units and the IDRs based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of the holders of Class A units, Class B units, Class B1 units and the IDRs in any distributions EM LLC makes up to and including the corresponding amount in the column “Total quarterly distribution per unit.” The percentage interests set forth below assume there are no arrearages on Class A units or Class B1 units.

			Marginal percentage interest in distributions
	Total quarterly distribution per unit		Unitholders	IDR holders
Minimum Quarterly Distribution		up to $	(1)%	%
First Target Distribution	above $	up to $	(2)%	%
Second Target Distribution	above $	up to $	(3)%	%
Third Target Distribution	above $	up to $	(4)%	%
Thereafter	above $		%	%

(1)	This amount is equal to the Minimum Quarterly Distribution.

(2)	This amount is equal to 150.0% of the Minimum Quarterly Distribution.

(3)	This amount is equal to 175.0% of the Minimum Quarterly Distribution.

(4)	This amount is equal to 200.0% of the Minimum Quarterly Distribution.

IDR Holders’ right to reset incentive distribution levels

Our Sponsor, as the holder of the IDRs, has the right after EM LLC has made cash distributions in excess of the Third Target Distribution level (i.e., 50% to holders of units and 50% to the holder of the IDRs) for four consecutive quarters, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set. See “—Post-reset IDRs” below.

The right to reset the target distribution levels upon which the incentive distributions are based may be exercised at any time after the expiration or termination of the Subordination Period, when EM LLC has made cash distributions in excess of the then-applicable Third Target Distribution level for the prior four consecutive fiscal quarters. At the sole discretion of the holder of the IDRs, the right to reset may be exercised without the approval of the holders of EM LLC units, EM Yieldco, as manager of EM LLC, or the board of directors (or any committee thereof) of EM Yieldco.

The reset target distribution levels will be higher than the most recent per unit distribution level and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per Class A unit, Class B unit and Class B1 unit following the reset event increase as described below. Because the reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset, if EM LLC were to issue additional units after the reset and maintain the per unit distribution level, no additional incentive distributions would be payable. By contrast, if there were no such reset and EM LLC were to issue additional units and maintain the per unit distribution level, additional incentive distributions would have to be paid based on the additional number of outstanding units and the percentage interest of the IDRs above the target distribution levels. Thus, the exercise of the reset right would lower our cost of equity capital. Our Sponsor could exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per unit, taking into account the existing levels of incentive distribution payments being made.

The holders of IDRs will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability to exercise their reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that EM LLC make cash distributions in excess of the then-applicable Third Target Distribution for the prior two consecutive fiscal quarters, a minimum of two quarters must elapse between each reset.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our Sponsor of incentive distribution payments based on the target distribution levels prior to the reset, our Sponsor will be entitled to receive a number of newly issued EM LLC Class B1 units and shares of Class B1 common stock based on the formula described below that takes into account the “cash parity” value of the cash distributions related to the IDRs for the two consecutive quarters immediately prior to the reset event as compared to the cash distribution per unit in such quarters.

The number of Class B1 units and shares of Class B1 common stock to be issued in connection with a resetting of the Minimum Quarterly Distribution amount and the target distribution levels then in effect would equal the quotient determined by dividing (x) the average aggregate amount of cash distributions received in respect of the IDRs during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per Class A unit, Class B1 unit and Class B unit during each of these two quarters.

Post-reset IDRs

Following a reset election, a baseline Minimum Quarterly Distribution amount will be calculated as an amount equal to the average cash distribution amount per Class A unit, Class B1 unit and Class B unit for the two consecutive fiscal quarters immediately preceding the reset election, which amount we refer to as the “Reset Minimum Quarterly Distribution,” and the target distribution levels will be reset to be correspondingly higher than the Reset Minimum Quarterly Distribution. Following a resetting of the Minimum Quarterly Distribution amount, EM LLC would make distributions for each quarter ending after the reset date as follows:

•

first, to all holders of Class A units, Class B1 units and Class B units, pro rata, until each holder receives an amount per unit for that quarter equal to 115.0% of the Reset Minimum Quarterly Distribution;

•

second, 85.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives an amount per unit for that quarter equal to 125.0% of the Reset Minimum Quarterly Distribution;

•

third, 75.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and Class B units receives an amount per unit for that quarter equal to 150.0% of the Reset Minimum Quarterly Distribution; and

•	thereafter, 50.0% to all holders of Class A units, Class B1 units and Class B units, pro rata, and 50.0% to the holders of the IDRs.

Because a reset election can only occur after the Subordination Period expires, the Reset Minimum Quarterly Distribution will have no significance except as a baseline for the target distribution levels after our Sponsor effectuates an IDR reset.

The following table illustrates the percentage allocation of EM LLC distributions between the holders of Class A units, Class B units, Class B1 units and the IDRs at various distribution levels (i) pursuant to the distribution provisions of EM LLC’s amended and restated operating agreement that will be in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the target distribution levels based on the assumption that the average distribution amount per common unit during the two quarters immediately preceding the reset election was $            .

	Quarterly distribution per Class A unit prior to reset			Holders of Class A units	IDRs holders	Quarterly distribution per Class A unit following hypothetical reset
Minimum Quarterly Distribution		up to $	(1)	%	%	(5)
First Target Distribution	above $	up to $	(2)	%	%	(6)
Second Target Distribution	above $	up to $	(3)	%	%	(7)
Third Target Distribution	above $	up to $	(4)	%	%	(8)
Thereafter	above $			%	%

(1)	This amount is equal to the Minimum Quarterly Distribution.

(2)	This amount is equal to 150.0% of the Minimum Quarterly Distribution.

(3)	This amount is equal to 175.0% of the Minimum Quarterly Distribution.

(4)	This amount is equal to 200.0% of the Minimum Quarterly Distribution.

(5)	This amount is equal to the hypothetical Reset Minimum Quarterly Distribution.

(6)	This amount is 115.0% of the hypothetical Reset Minimum Quarterly Distribution.

(7)	This amount is 125.0% of the hypothetical Reset Minimum Quarterly Distribution.

(8)	This amount is 150.0% of the hypothetical Reset Minimum Quarterly Distribution.

The following table illustrates the total amount of EM LLC distributions that would be distributed to holders of Class A units, Class B units, and the IDRs, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be             Class A units outstanding and              Class B units outstanding and the average distribution to each common unit would be $             for the two quarters prior to the reset.

Prior to reset
	Quarterly distribution per unit		Distributions to holders of units	Distributions to holders of IDRs	Total distributions
Minimum Quarterly Distribution		up to $	$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter	above $

			$	$	$

The following table illustrates the total amount of EM LLC distributions that would be distributed to holders of units and the IDRs, with respect to the quarter after the reset occurs. The table reflects that as a result of the reset there would be              Class A units outstanding,              Class B units outstanding and              Class B1 units outstanding and the average distribution to each unit would be $            . The number of Class B1 units to be issued upon the reset was calculated by dividing (i) the amount received in respect of the IDRs for the quarter prior to the reset as shown in the table above, or $            , by (ii) the cash distributed on each unit for the quarter prior to the reset as shown in the table above, or $            .

After hypothetical reset
	Quarterly distribution per unit		Distributions to holders of units existing prior to reset	Distributions to holders of new Class B1 units (1)	Distributions to holders of IDRs	Total distributions
Minimum Quarterly Distribution		up to $	$	$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter	above $

			$	$	$	$

(1)	Represents distributions in respect of the Class B1 units issued upon the reset.

Transferability of IDRs

Our Sponsor may not sell, transfer, exchange, pledge (other than as collateral under its credit facilities) or otherwise dispose of the IDRs to any third party (other than its controlled affiliates) until after it has satisfied its $ million aggregate Projected FTM CAFD commitment to us in accordance with the Support Agreement. Our Sponsor will pledge the IDRs as collateral under its existing credit agreement, but the IDRs may not be transferred upon foreclosure until after our Sponsor has satisfied its Projected FTM CAFD commitment to us. Our Sponsor has granted us a right of first refusal with respect to any proposed sale of IDRs to a third party (other than its controlled affiliates), which we may exercise to purchase the IDRs proposed to be sold on the same terms offered to such third party at any time within 30 days after we receive written notice of the proposed sale and its terms.

Adjustment to the Minimum Quarterly Distribution and target distribution levels

If EM LLC combines its common units into fewer common units or subdivides its common units into a greater number of common units, its amended and restated operating agreement will specify that the Minimum Quarterly Distribution and the target distribution levels will be proportionately adjusted.

For example, if a two-for-one split of the common units should occur, the Minimum Quarterly Distribution and the target distribution levels would each be reduced to 50.0% of its initial level. EM LLC will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, EM LLC or any of its subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for United States federal, state, local or non-U.S. income or withholding tax purposes, EM Yieldco, as manager of EM LLC, may, in its sole discretion, reduce the Minimum Quarterly Distribution and the target distribution levels for each quarter by multiplying (a) each distribution level times (b) the quotient obtained by dividing (i) CAFD for that quarter by (ii) the sum of CAFD for that quarter, plus our estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Stock lock-up

EM LLC’s amended and restated operating agreement will provide that our Sponsor (together with its controlled affiliates) must continue to own a number of Class B units equal to 25% of the number of Class B units held by the Sponsor upon closing of this offering until the earlier of: (i) three years from the completion of this offering or (ii) the date EM LLC has made cash distributions in excess of the Third Target Distribution (as defined above) for four quarters (which need not be consecutive). The number of shares of Class B common stock corresponding to such number of Class B units would represent a majority of the combined voting power of all shares of Class A common stock and Class B common stock outstanding upon completion of this offering. However, our Sponsor may pledge all of the Class B units they hold to lenders as security under credit facilities or other borrowing or debt arrangements, but no transfer upon foreclosure on such units may occur in violation of this provision. Any Class B units transferred by our Sponsor (including in connection with foreclosure on units pledged as collateral) would be exchanged (along with a corresponding number of shares of Class B common stock) into shares of our Class A common stock in connection with such transfer. See “—Issuances and transfer of units” and “—Exchange Agreement.”

Coordination of EM Yieldco and EM LLC

At any time EM Yieldco issues shares of its Class A common stock for cash, the net proceeds therefrom will promptly be transferred to EM LLC and EM LLC will either:

•	transfer newly issued Class A units of EM LLC to EM Yieldco; or

•	use such net proceeds to purchase Class B units of EM LLC from our Sponsor, which Class B units will automatically convert into Class A units of EM LLC when transferred to EM Yieldco.

In the event EM Yieldco issues shares of Class A common stock that are subject to forfeiture or cancellation (e.g., restricted stock), the corresponding Class A units will be issued subject to similar forfeiture or cancellation provisions.

In the event EM LLC purchases a Class B unit or a Class B1 unit of EM LLC from the holder thereof, EM Yieldco will automatically redeem and cancel the corresponding share of its Class B common stock or Class B1 common stock, as applicable.

If EM Yieldco issues other classes or series of equity securities, EM LLC will issue, and EM Yieldco will use the net proceeds from such issuance of other classes or services of equity security to purchase, an equal amount of units with designations, preferences and other rights and terms that are substantially the same as EM Yieldco’s newly issued equity securities. If EM Yieldco elects to redeem or purchase any shares of its Class A common stock (or its equity securities of other classes or series other than shares of its Class B common stock or Class B1 common stock), EM LLC will, immediately prior to such redemption, redeem or purchase an equal number of Class A units (or its units of the corresponding classes or series) held by EM Yieldco, upon the same terms and for the same price, as the shares of Class A common stock (or equity securities of such other classes or series) so redeemed.

Issuances and transfer of units

Class A units may only be issued to EM Yieldco, as the sole managing member of EM LLC, and are non-transferable except upon redemption by EM LLC. Class B units may only be issued to our Sponsor and its controlled affiliates. Class B units may not be transferred, except to our Sponsor or to a controlled affiliate of our Sponsor. Our Sponsor may not transfer any Class B units to any person, including a controlled affiliate, unless our Sponsor transfers an equivalent number of shares of our Class B common stock to the same transferee. Class B1 units may not be transferred without our consent, which may be subject to such conditions as we may specify, and any such attempted transfer without our consent will be void ab initio, except our Sponsor may transfer Class B1 units to a controlled affiliate without our consent. Our holders of Class B1 units may not transfer any Class B1 units to any person, including to a controlled affiliate of our Sponsor or with our consent, unless the transferor transfers an equivalent number of shares of our Class B1 common stock to the same transferee. EM Yieldco may impose additional restrictions on exchange that it determines necessary or advisable so that EM LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes.

Exchange Agreement

We will enter into an exchange agreement pursuant to which our Sponsor (and its controlled affiliates who acquire Class B units or Class B1 units of EM LLC), or any permitted successor holder, may from time to time cause EM LLC to exchange its Class B units or Class B1 units, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. The exchange agreement also provides that, subject to certain exceptions, the holder will not have the right to cause EM LLC to exchange Class B units or Class B1 units, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, if EM LLC determines that such exchange would be prohibited by law or regulation or would violate other agreements to which EM Yieldco may be subject, and EM Yieldco may impose additional restrictions on exchange that it determines necessary or advisable so that EM LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes.

When a holder exchanges a Class B unit or Class B1 unit of EM LLC for a share of our Class A common stock, (i) such holder will surrender such Class B unit or Class B1 unit, as applicable, and a corresponding share of our Class B common stock or Class B1 common stock, as applicable, to EM LLC, (ii) we will issue and contribute a share of Class A common stock to EM LLC for delivery of such share by EM LLC to the exchanging holder, (iii) EM LLC will issue a Class A unit to us, (iv) EM LLC will cancel the Class B unit or Class B1 unit, as applicable, and we will cancel the corresponding share of our Class B common stock or Class B1 common stock, as applicable, and (v) EM LLC will deliver the share of Class A common stock it receives to the exchanging holder. As a result, when a holder exchanges its Class B units or Class B1 units for shares of our Class A common stock, our interest in EM LLC will be correspondingly increased. We have reserved for issuance             shares of our Class A common stock, which is the aggregate number of shares of Class A common stock expected to be issued over time upon the exchange of all Class B units and Class B1 units of EM LLC, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, outstanding immediately after this offering.

Indemnification and exculpation

To the extent permitted by applicable law, EM LLC will indemnify its managing member, our authorized officers and our other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred in connection with serving in such capacities, provided that the acts or omissions of these indemnified persons are not the result of fraud, willful misconduct or, in the case of a criminal matter, such indemnified person acted with knowledge that its conduct was unlawful.

Such authorized officers and other employees and agents will not be liable to EM LLC, its members or their affiliates for damages incurred as a result of any acts or omissions of these persons, except if the acts or omissions of these exculpated persons are the result of fraud, willful misconduct or, in the case of a criminal matter, such indemnified person acted with knowledge that its conduct was unlawful.

Allocation of taxable income, gain, loss and deduction

Each member’s share of taxable income, gains, losses, and deductions will be determined under EM LLC’s amended and restated operating agreement. In the event a member contributes appreciated or depreciated property to EM LLC, the items of income, gain, loss, and deduction attributable to that property will be allocated among the members under Section 704(c) of the Code, using the remedial method (as defined in United States Treasury regulations Section 1.704-3(d)), to account for the difference between the tax basis and fair market value of such property. EM LLC’s amended and restated operating agreement provides that the managing member cannot elect to use a method other than the remedial method to eliminate these book-tax disparities without the consent of our Corporate Governance and Conflicts Committee.

Registration Rights Agreement

We plan to enter into the SunEdison Registration Rights Agreement pursuant to which our Sponsor and its affiliates will be entitled to an unlimited number of demand registration rights, the right to demand that a shelf registration statement be filed, and “piggyback” registration rights, for shares of our Class A common stock that are issuable upon exchange of Class B units and Class B1 units of EM LLC that it owns. The right to sell shares of our Class A common stock pursuant to the SunEdison Registration Rights Agreement will be made subject to a lock-up agreement between our Sponsor and the underwriters in this offering which, unless waived by J.P. Morgan Securities LLC, will prevent our Sponsor from exercising this right until 180 days after the date of this prospectus.

Procedures for review, approval and ratification of related-person transactions; conflicts of interest

Our board of directors will adopt a code of business conduct and ethics in connection with the completion of this offering that will provide that our board of directors or its authorized committee will periodically review all related-person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. See “Management—Committees of the board of directors—Corporate Governance and Conflicts Committee.” In the event that our board of directors or its authorized committee considers ratification of a related-person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether to recommend the initial approval or ratification of a related-person transaction, our board of directors or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on director independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, stockholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between us and our stockholders on the one hand, and SunEdison, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

•

in originating and recommending acquisition opportunities (except with respect to the Call Right Projects and the ROFO Projects), our Sponsor has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

•

there may be circumstances in which our Sponsor will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy or limits arising due to regulatory or tax considerations or limits on our financial capacity or because our Sponsor is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

•	where our Sponsor has made an acquisition, it may transfer the asset to us at a later date after such asset has been developed or we have obtained sufficient financing;

•

our relationship with our Sponsor involves a number of arrangements pursuant to which our Sponsor provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

•

subject to the call right described in “—Project Support Agreement—Call Right Projects” and the right of first offer described in “—Project Support Agreement—ROFO Projects,” our Sponsor is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of our Sponsor’s resources, personnel and acquisition opportunities to others who compete with us;

•	our Sponsor does not owe EM Yieldco or our stockholders any fiduciary duties, which may limit our recourse against it;

•

the liability of our Sponsor is limited under our arrangements with it, and we have agreed to indemnify our Sponsor against claims, liabilities, losses, damages, costs or expenses which it may face in connection with those arrangements, which may lead it to assume greater risks when making decisions than it otherwise would if such decisions were being made solely for its own account, or may give rise to legal claims for indemnification that are adverse to the interests of our stockholders;

•	our Sponsor or a SunEdison sponsored consortium may want to acquire or dispose of the same asset as we do;

•	we may be, directly or indirectly, purchasing an asset from, or selling an asset to, our Sponsor;

•	there may be circumstances where we are acquiring different assets as part of the same transaction with our Sponsor;

•

our Sponsor will have the ability to designate a majority of the board of directors of EM Yieldco and, therefore, it will continue to control EM Yieldco and could cause EM Yieldco to cause EM LLC to make distributions to its members, including our Sponsor, based on our Sponsor’s interests; and

•	other conflicting transactions involving us and our Sponsor.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering, and as a result the transactions described above (including the Organizational Transactions) were not reviewed under such policy.

Description of certain indebtedness

The following are summaries of certain provisions of our principal financing agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part. See “Where you can find more information.”

Bridge facility

Prior to the completion of this offering, we (or one of our subsidiaries) expect to enter into a Bridge Facility providing for aggregate borrowings of up to $         million in the form of senior secured delayed draw term loans. We are still in preliminary discussions with respect to the terms of the Bridge Facility. The closing of the Bridge Facility, and each advance thereunder, will be subject to customary conditions precedent. We expect the Bridge Facility will contain representations and warranties, financial and restrictive covenants, events of default and collateral arrangements customary for this type of financing. In connection with the Bridge Facility, we expect that we will be required to pledge 100% of the equity in the ultimate borrower of such facility as collateral to the lenders. Foreclosure upon such equity pledge would result in a substantial loss of value to us. See “Risk factors—If our subsidiaries default on their obligations under their project-level indebtedness, this may constitute an event of default under our Revolver, and we may be required to make payments to lenders to avoid such default or to prevent foreclosure on the collateral securing the project-level debt. If we are unable to or decide not to make such payments, we would lose certain of our solar energy projects upon foreclosure.” The actual terms of the Bridge Facility will depend on the results of negotiations. We expect to repay all of the borrowings outstanding under the Bridge Facility using a portion of the net proceeds from this offering.

Revolving credit facility

In connection with this offering, we anticipate that EM Operating LLC will enter into the Revolver, which is expected to provide for a revolving line of credit of approximately $         million. The Revolver will include borrowing capacity available for letters of credit and for incremental commitments of up to $         million. We expect that EM LLC will be a guarantor under the Revolver. The Revolver is expected to contain certain financial covenants, including maximum borrower leverage ratio and minimum borrower debt service coverage ratio. In general, EM Operating LLC expects that the Revolver will contain representations and warranties that are customary for this type of financing, including limitations on investments and restricted payments; provided, however, that each of EM Operating LLC and EM LLC will be permitted to pay distributions to unitholders out of available cash so long as no default or event of default under the Revolver shall have occurred and be continuing at the time of such distribution or would result therefrom and it is in compliance with its financial covenants. In connection with the Revolver, EM Operating LLC expects that EM LLC will be required to pledge 100% of the equity in EM Operating LLC as collateral to the lenders. Foreclosure upon such equity pledge would result in a substantial loss of value to us. See “Risk factors—If our subsidiaries default on their obligations under their project-level indebtedness, this may constitute an event of default under our Revolver, and we may be required to make payments to lenders to avoid such default or to prevent foreclosure on the collateral securing the project-level debt. If we are unable to or decide not to make such payments, we would lose certain of our solar energy projects upon foreclosure.” EM Operating LLC expects that the Revolver will contain events of default that are customary for this type of financing. EM Operating LLC is still in preliminary discussions with potential arrangers and lenders with respect to the terms of the Revolver. The actual terms of the Revolver will depend on the results of negotiations with lenders. We expect that affiliates of certain of the underwriters will participate as arrangers and/or lenders under the Revolver.

Project-level financing arrangements

As summarized below, we have outstanding project-specific non-recourse financing that is backed by certain of our solar energy system assets, including liens on such assets in favor of the applicable lenders. The shares or other equity interests of the project-level entities have also generally been pledged as security under such financing arrangements. These financing arrangements generally include customary covenants, such as restrictive covenants that limit the ability of the project-level entities to make cash distributions to their parent companies and ultimately to us if certain financial ratios are not met.

Raj 5

The Raj 5 project is financed with a term loan from IDFC Limited, which had an outstanding principal amount of approximately INR 392 million ($6.5 million) as of June 30, 2014. The term loan matures in April 2026, and bears interest at a variable rate. Currently, the term loan bears interest at a rate of 12.0% per annum. This rate will reset in 2016, and every second year thereafter. Interest payments are made monthly while principal amortization payments are made on a quarterly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

Fortune 11

The Fortune 11 project is financed with a term loan from a syndicate of Standard Chartered Malaysia Berhad and Malaysia Debt Ventures Berhad, with an outstanding principal amount under the term loan of approximately MYR 37 million ($11.4 million) as of June 30, 2014. The term loan matures in March 2028, and bears interest at a variable rate based on the three month KLIBOR plus a credit spread, which increases over time, and a statutory reserve cost. As of June 30, 2014, the interest rate on the term loan was approximately 6.75%. The credit spread is 2.2% for the first two years, 2.6% for the next three years, 2.9% for the next five years and 3.2% for the last five years. The statutory reserve cost varies between 0.15% and 0.2%. We have entered into an interest rate swap agreement, which limits our interest rate risk with respect to the term loan. The swap agreement swaps the three-month KLIBOR floating base rate to a fixed interest cost of 4.4% on the majority of the principal. Interest and principal amortization payments are made on a quarterly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

The project currently has an outstanding shareholder loan (95% of which is owed to us). As of June 30, 2014, the outstanding principal amount under the shareholder loan was approximately $3.4 million with a fixed interest rate of 4% per annum. The shareholder loan matures in March 2033.

Silverstar Pavilion

The Silverstar Pavilion project is financed with a term loan that matures in March 2028. As of June 30, 2014, the outstanding principal amount under the term loan was approximately MYR 93 million ($28.8 million). The term loan bears interest based on the three month KLIBOR plus a credit spread, which increases over time, and a statutory reserve cost. As of June 30, 2014, the interest rate on the term loan was approximately 6.9%. The credit spread is 2.5% for the first two years, 3.1% for the next three years, 3.6% for the next five years and 4.1% for the last five years. The statutory reserve cost varies between 0.15% and 0.2%. We have entered into an interest rate swap agreement, which limits our interest rate risk with respect to the term loan. The swap agreement swaps the three-month KLIBOR floating base rate to a fixed interest cost of 4.25% on the majority of the principal. Interest and principal amortization payments are made on a quarterly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

The project currently has an outstanding shareholder loan (51% of which is owed to us). As of June 30, 2014, the outstanding principal amount under the shareholder loan was approximately $6.5 million with a fixed interest rate of 4% per annum. The shareholder loan matures in May 2033.

Corporate Season

The Corporate Season project is financed with a term loan that matures in December 2028. As of June 30, 2014, the outstanding principal amount under the term loan was approximately MYR 28.5 million ($8.9 million). The interest on the term loan is based on the three month KLIBOR plus a credit spread that increases over time and a statutory reserve cost. The project is also eligible for debt financing benefits regarding renewable energy incentives from the local government in the form of: (i) a 2% interest rate rebate, (ii) and a credit guarantee from the Credit Guarantee Corporation of Malaysia (which costs 0.5% increase in interest rate). As of June 30, 2014, the interest rate was approximately 4.4%. The credit spread is 1.9% for the first two years, 2.3% for the next three years, 2.6% for the next five years and 2.9% for the last five years. The statutory reserve cost varies between 0.15% and 0.2%. Interest and principal amortization payments are made on a quarterly basis. The term loan contains various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios. See “—Summary of financial and distribution covenants” for additional information regarding particular financial maintenance and restricted payment ratios.

The project currently has an outstanding shareholder loan (62% of which is owed to us). As of June 30, 2014, the outstanding principal amount under the shareholder loan was approximately $1.1 million with a fixed interest rate of 4% per annum. The shareholder loan matures in May 2033.

Summary of financial and distribution covenants

The following table summarizes the principle financial ratios that govern distributions from project entities or that the project entities are required to maintain.

Project	Distribution financial ratio requirements(1)	Financial maintenance covenants	Cash sweep trigger

Raj 5	1.15x debt service coverage 2x debt to equity(3)	1.15x debt service coverage(2) 2x debt to equity(3)	n/a

Fortune 11	1.15x debt service coverage 1.20x loan life coverage(4) 4x debt to equity	1.10x debt service coverage	Cash sweep imposed if for two consecutive quarters less than all of the distribution financial ratio requirements are satisfied.

Silverstar Pavilion	1.15x debt service coverage 1.20x loan life coverage(4) 4x debt to equity	1.10x debt service coverage	Cash sweep imposed if for two consecutive quarters less than all of the distribution financial ratio requirements are satisfied.

Corporate Season	1.15x debt service coverage 1.20x loan life coverage(4) 4x debt to equity	1.10x debt service coverage	Cash sweep imposed if for two consecutive quarters less than all of the distribution financial ratio requirements are satisfied.

(1)	Ratio calculations exclude the principal amount and interest expense payable to related shareholder loans.

(2)	Lender consent is required for all distributions regardless of whether the covenants are otherwise satisfied.

(3)	Calculated on original equity capital investment.

(4)	Loan life coverage ratio is the ratio of the net present value of projected cash debt service payments to the outstanding principal amount of total debt.

Description of capital stock

The following is a description of the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, as each will be in effect upon completion of the offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and our amended and restated bylaws, forms of which have been or will be filed with the SEC as exhibits to our registration statement of which this prospectus is a part. See “Where you can find more information.”

Authorized capitalization

We currently have three classes of authorized common stock: 500,000 shares of Class A common stock, 500,000 shares of Class B common stock, and 100,000 shares of Class C common stock. Effective upon the filing of our amended and restated certificate of incorporation prior to the completion of this offering, we will effect a             -for-one stock split of the outstanding shares of our Class A common stock and a             -for-one stock split of the outstanding shares of our Class B common stock, and our outstanding Class C common stock will be converted into shares of our Class A common stock on a             -for-one basis. All of the shares of Class A common stock held by our Sponsor will be retired for no consideration immediately prior to the filing of such amended and restated certificate of incorporation.

Upon completion of this offering and based on the assumptions set forth in “Summary—The offering—Certain assumptions,” our authorized capital stock will consist of             shares of Class A common stock, par value $0.01 per share, of which             shares will be issued and outstanding,             shares of Class B common stock, par value $0.01 per share, of which             shares will be issued and outstanding,             shares of Class B1 common stock, par value $0.01 per share, of which none will be issued and outstanding, and             shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding. In addition, upon completion of this offering, (i) an aggregate of             shares of our Class A common stock will be reserved for future issuance under the 2014 Incentive Plan, as described in “Executive officer compensation—Equity incentive awards—SunEdison Emerging Markets Yield, Inc. 2014 Long-Term Incentive Plan,” and (ii) an aggregate of             shares of our Class A common stock will be reserved for issuance upon the exchange of Class B units and Class B1 units. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A common stock

Voting rights

Each share of Class A common stock and Class B1 common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock or Class B1 common stock, as applicable, are entitled to vote. Holders of shares of our Class A common stock, Class B common stock and Class B1 common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class A common stock and Class B1 common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock and Class B1 common stock must be approved by a majority, on a combined basis, of the votes cast by holders of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Class A common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Dividends upon our Class A common stock may be declared by our board of directors at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property or for any proper purpose, and the board of directors may modify or abolish any such reserve. Furthermore because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of certain indebtedness” and “Cash dividend policy.”

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities and the liquidation preference of any of our outstanding shares of preferred stock, subject only to the right of the holders of shares of our Class B common stock and Class B1 common stock to receive payment for the par value of their shares in connection with our liquidation.

Other rights

Holders of our Class A common stock have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and non-assessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We intend to list our Class A common stock on the NASDAQ Global Select Market under the symbol “            .”

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Class B common stock

Voting rights

Each share of Class B common stock entitles the holder to 10 votes on matters presented to our stockholders generally. Holders of shares of our Class A common stock, Class B common stock and Class B1 common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class B common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock and Class B1 common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter representing a majority, on a combined basis of votes. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and liquidation rights

Holders of our Class B common stock do not have any right to receive dividends other than dividends payable solely in shares of Class B common stock in the event of payment of a dividend in shares of common stock payable to holders of our Class A common stock, or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class B common stock in connection with our liquidation.

Mandatory redemption

Shares of Class B common stock are subject to redemption at a price per share equal to par value upon the exchange of Class B units of EM LLC for shares of our Class A common stock. Shares of Class B common stock so redeemed are automatically cancelled and are not available to be reissued. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Exchange Agreement.”

Transfer restrictions

Shares of Class B common stock may not be transferred, except to our Sponsor or to a controlled affiliate of our Sponsor so long as an equivalent number of Class B units are transferred to the same person.

Director designation rights

Our amended and restated certificate of incorporation will provide that our Sponsor, as the holder of our Class B common stock, will be entitled to elect up to two directors to our board of directors. See “Antitakeover effects of Delaware law and our certificate of incorporation and bylaws—Meetings and elections of directors—Director designation rights.”

Class B1 common stock

Voting rights

Each share of Class B1 common stock entitles the holder to one vote on matters presented to our stockholders generally. Holders of shares of our Class A common stock, Class B common stock and Class B1 common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class B1 common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock and Class B1 common must be approved by a majority, on a combined basis, of votes by holders of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter representing a majority, on a combined basis of votes. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and liquidation rights

Holders of our Class B1 common stock do not have any right to receive dividends other than dividends payable solely in shares of Class B1 common stock in the event of payment of a dividend in shares of common stock payable to holders of our Class A common stock, or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class B1 common stock in connection with our liquidation.

Mandatory redemption

Shares of Class B1 common stock are subject to redemption at a price per share equal to par value upon the exchange of Class B1 units of EM LLC for shares of our Class A common stock. Shares of Class B1 common stock so redeemed are automatically cancelled and are available to be reissued. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Exchange Agreement.”

Transfer restrictions

Shares of Class B1 common stock may not be transferred without our consent. Additionally, shares of Class B1 common stock may only be transferred if an equivalent number of Class B1 units, which generally may not be transferred without our consent, are transferred to the same transferee. See “Certain relationships and related party transactions—Amended and Restated LLC Agreement of EM LLC—Issuance and transfer of units.”

Authorized but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ Global Select Market, which would apply so long as the shares of Class A common stock remain listed on the NASDAQ Global Select Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Preferred stock

Our amended and restated certificate of incorporation will authorize our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Corporate opportunity

As permitted under the DGCL, in our amended and restated certificate of incorporation, we will renounce any interest or expectancy in, or any offer of an opportunity to participate in, specified business opportunities that are presented to us or one or more of our officers, directors or stockholders. In recognition that our directors and officers may serve as (i) directors and/or officers of SunEdison and its affiliates or (ii) as directors, officers and/or employees of other businesses engaged in designing, developing, providing services to, managing, owning or investing in power generation facilities, or “Dual Role Persons,” our amended and restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us and the Dual Role Persons. Specifically, none of the Dual Role Persons will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that a Dual Role Person acquires knowledge of a potential transaction or matter outside of his or her capacity as a director of EM Yieldco which may be a corporate opportunity, we will not have any expectancy in such corporate opportunity, and the Dual Role Person will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for himself/herself or direct such opportunity to another person. A corporate opportunity that a Dual Role Person acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to a Dual Role Person, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake; (2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy. Except with respect to Dual Role Persons, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover effects of Delaware law and our certificate of incorporation and bylaws

In addition to the disproportionate voting rights that SunEdison will have following this offering as a result of its ownership of our Class B common stock, some provisions of Delaware law contain, and our amended and restated certificate of incorporation and our amended and restated bylaws described below will contain, a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated preferred stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with superior voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Meetings and elections of directors

Special meetings of stockholders.     Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by our board of directors by a resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

Stockholder action by written consent.     Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected by written consent by such stockholders until such time as our Sponsor ceases to directly or indirectly beneficially own 50% or more of the combined voting power of our common stock. Upon our Sponsor ceasing to directly or indirectly beneficially own 50% or more of the combined voting power of our common stock, our stockholders will not be permitted to take action by written consent.

Election and powers of chairman; board meetings.     Our amended and restated certificate of incorporation will provide that the Chairman of our board of directors will be elected by our stockholders. Pursuant to our amended and restated bylaws, the Chairman (or his or her designee) will have the right to call special meetings of our board of directors, establish the agenda for meetings of our board of directors and adjourn meetings of our board of directors. In addition, matters to be addressed or voted upon at any meeting of our board of directors shall be set forth in a notice of meeting delivered to each director in accordance with our amended and restated bylaws (unless such notice is waived) or brought before our board at such meeting by the Chairman. The provisions regarding election of our Chairman by our stockholders and our Chairman’s right to call special meetings of the board, establish the agenda and adjourn meetings of the board of directors will remain in effect until such time as our Sponsor ceases to directly or indirectly beneficially own 50% or more of the combined voting power of our common stock.

Director designation rights.     Our amended and restated certificate of incorporation will provide that our Sponsor, as the holder of our Class B common stock, will be entitled to elect up to two directors to our board of directors, which directors will be in addition to any other directors, officers or other affiliates of our Sponsor who (a) may be serving as directors upon the completion of this offering, (b) are subsequently appointed by our board to fill any vacancies or (c) are elected by our stockholders. We refer to directors elected to our board by our Sponsor pursuant to the foregoing provision as “Sponsor Designated Directors.” A director will be deemed to be a Sponsor Designated Director only if specifically identified as such in writing by our Sponsor at the time of his or her appointment to our board or at any time thereafter. Our Sponsor will have the right to remove and replace any Sponsor Designated Director at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions. The provisions regarding the designation of directors by our Sponsor will terminate as of the date that our Sponsor ceases to directly or indirectly beneficially own shares representing

50% or more of the combined voting power of our common stock, unless required to be terminated earlier pursuant to applicable law or the rules of the national securities exchange on which any of our securities are listed. Any Sponsor Designated Director in office at the time of termination of the director designation provisions in our amended and restated certificate of incorporation will continue to hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Vacancies.    Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority of the directors remaining in office (even if less than a quorum), subject to the rights of holders of any series of preferred stock and the director designation rights of our Sponsor.

Amendments

Amendments of certificate of incorporation.    The provisions described above under “—Meetings and elections of directors—Special meetings of stockholders,” “—Meetings and elections of directors—Elimination of stockholder action by written consent” and “—Meetings and elections of directors—Vacancies” may be amended only by the affirmative vote of holders of at least two-thirds of the combined voting power of outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

Amendment of bylaws.    Our board of directors will have the power to make, alter, amend, change or repeal our bylaws or adopt new bylaws by the affirmative vote of a majority of the total number of directors then in office.

Notice provisions relating to stockholder proposals and nominees

Our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or special meeting of stockholders.

Specifically, a stockholder may (i) bring a proposal before an annual meeting of stockholders, (ii) nominate a candidate for election to our board of directors at an annual meeting of stockholders, or (iii) nominate a candidate for election to our board of directors at a special meeting of stockholders that has been called for the purpose of electing directors, only if such stockholder delivers timely notice to our corporate secretary. The notice must be in writing and must include certain information and comply with the delivery requirements as set forth in the bylaws.

To be timely, a stockholder’s notice must be received at our principal executive offices:

•

in the case of a nomination or other business in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed more than 70 days after the first anniversary of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us;

•

in the case of a nomination in connection with a special meeting of stockholders, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us.

With respect to special meetings of stockholders, our amended and restated bylaws will provide that only such business shall be conducted as shall have been stated in the notice of the meeting.

Delaware antitakeover law

We have opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will provide that in the event our Sponsor and its affiliates cease to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Removal of directors

Our amended and restated certificate of incorporation will provide that, if any director (other than a Sponsor Designated Director) who, at the time of his or her most recent election or appointment to a term on our board of directors was an employee of our company or our Sponsor or any of our or its subsidiaries, ceases to be employed by us or our Sponsor or any of our or its subsidiaries during such term as director, such director shall no longer be qualified to be a director and shall immediately cease to be a director without any further action unless otherwise determined by our board of directors. In addition, our amended and restated certificate of incorporation will provide, in accordance with the DGCL and subject to our Sponsor’s director designation rights and any special voting rights of any series of preferred stock that we may issue in the future, that stockholders may remove directors, with or without cause, by a majority vote.

Amendments

Any amendments to our amended and restated certificate of incorporation, subject to the rights of holders of our preferred stock, regarding the provisions thereof summarized under “—Corporate opportunity” or “—Antitakeover effects of Delaware law and our certificate of incorporation and bylaws” will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

Shares eligible for future sale

Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of our Class A common stock.

Sale of restricted shares

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares, other than shares sold in this offering, will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the completion of this offering, we will have issued and outstanding an aggregate of             shares of Class A common stock (or             shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of the shares of Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, or “Rule 144,” which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of our Class A common stock that will be outstanding upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act, which rules are summarized below. These remaining shares of our Class A common stock that will be outstanding upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described below, taking into account the provisions of Rule 144 under the Securities Act. See “—Lock-up agreements.”

Following this offering, our Sponsor may exchange Class B units or Class B1 units, as applicable, of EM LLC, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. Upon completion of this offering, our Sponsor will hold             Class B units of EM LLC, all of which will be exchangeable, if exchanged together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, for shares of our Class A common stock. See “Certain relationships and related party transactions—Amended and Restated Operating Agreement of EM LLC—Exchange Agreement.” The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 described below. However, upon the completion of this offering, we intend to enter into a registration rights agreement with our Sponsor that will require us to register under the Securities Act shares of our Class A common stock issued in such an exchange. See “—Registration rights.”

Rule 144

The shares of our Class A common stock being sold in this offering will generally be freely tradable without restriction or further registration under the Securities Act, except that any shares of our Class A common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our Class A common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past six months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of shares of our Class A common stock outstanding which will equal approximately shares after this offering; or

•	the average weekly reported trading volume of our Class A common stock on the NASDAQ Global Select Market for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner-of-sale provisions, a six-month holding period requirement for restricted securities, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has for at least six months beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock subject only to the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has for at least one year beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of Class A common stock under Rule 144 without regard to the public information requirements of Rule 144.

Lock-up agreements

We and each of our officers, directors and our Sponsor have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of our Class A common stock or securities (including EM LLC units) convertible into or exchangeable for, or that represent the right to receive, shares of our Class A common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except in connection with this offering or with the prior written consent of J.P. Morgan Securities LLC as representative of the underwriters in this offering. See “Underwriting (conflicts of interest).”

The restrictions in the immediately preceding paragraph do not apply to:

•

our entry into any agreement providing for the issuance of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock to any seller (or its affiliates) in connection with our acquisition of energy projects (or equity interests therein), or the issuance of any such securities to the seller (or its affiliates) pursuant to any such agreement, in an aggregate number of shares not to exceed 15% of the total number of shares of our Class A common stock issued and outstanding following the completion of this offering (including any additional shares if the underwriters exercise their 30-day option to purchase additional shares), so long as any recipient of such securities is subject to the same lock-up restrictions described above;

•

our Sponsor’s pledge of our or EM LLC’s equity securities as collateral under the Sponsor Credit Agreement, or the transferring of such pledged shares or other securities in the event the lenders under the Sponsor Credit Agreement exercise their right to foreclose on such pledged securities, so long as any recipient of such securities is subject to the same lock-up restrictions described above; and

•

certain other transfers, including, but not limited to, transfers of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (i) acquired in open market transactions after the completion of this offering, (ii) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction, (iii) pursuant to our equity incentive or employee benefit plans and (iv) in certain other transactions not involving a disposition for value.

Registration rights

Upon completion of this offering, our Sponsor and certain of its affiliates will be entitled to various rights with respect to the registration of shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates. See “Certain relationships and related party transactions—Registration Rights Agreement.” Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreement referred to above.

Material United States federal income tax consequences to non-U.S. holders

The following is a general summary of material United States federal income and estate tax consequences to non-U.S. holders, as defined below, of the purchase, ownership and disposition of shares of our Class A common stock as of the date of this prospectus. This summary deals only with shares of common stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our Class A common stock that is, for United States federal income tax purposes, an individual, corporation, estate or trust, but is not any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person for United States federal income tax purposes.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our Class A common stock, you should consult your own tax advisors.

This summary is based upon the Code, applicable United States Treasury regulations, rulings and other administrative pronouncements, and judicial decisions, all as of the date of this prospectus. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

We have not sought and will not seek any rulings from the United States Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our Class A common stock that differ from those discussed below.

If you are considering the purchase of shares of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of shares of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other applicable taxing jurisdiction and any applicable tax treaty in light of your particular circumstances.

Distributions

We intend to pay cash distributions on shares of our Class A common stock for the foreseeable future, as outlined above under “Cash dividend policy.” In general, distributions of cash or other property in respect of shares of our Class A common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent any such distributions exceed both our current and accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our Class A common stock (determined on a share-by-share basis), but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on disposition of shares of Class A common stock.”

Dividends paid to a non-U.S. holder generally will be subject to a United States federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. United States federal withholding tax may be imposed on the gross amount of a distribution, due to the difficulty of determining whether we have sufficient earnings and profits to cause the distribution to be a dividend for United States federal income tax purposes.

However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8 ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a United States trade or business (unless an applicable income tax treaty provides otherwise).

A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our Class A common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. A non-U.S. holder who provides us, our paying agent or other applicable withholding agent with an IRS Form W-8BEN, W-8BEN-E, W-8ECI or other form must update the form or submit a new form, as applicable, if such previously delivered form expires or if there is a change in circumstances that makes any information on such form incorrect. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

It is possible that a distribution made to a non-U.S. holder may be subject to over-withholding because, for example, at the time of the distribution we or the relevant withholding agent may not be able to determine how much of the distribution constitutes dividends or the proper documentation establishing the benefits of any applicable treaty has not been properly supplied. If there is any over-withholding on distributions made to a non-U.S. holder, such non-U.S. holder may obtain a refund of the over-withheld amount by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding the applicable withholding tax rules and the possibility of obtaining a refund of any over-withheld amounts.

Gain on disposition of shares of Class A common stock

Subject to the discussion below on backup withholding and FATCA withholding, any gain realized by a non-U.S. holder on the sale, exchange or other disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a United States real property holding corporation, or “USRPHC,” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our Class A common stock, or the applicable period.

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on any gain derived from the disposition, which may be offset by certain United States source capital losses. We are not currently, and, although no assurance can be given, do not anticipate becoming, a USRPHC.

Information reporting and backup withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding with respect to dividends paid on, and the proceeds of disposition of, shares of our Class A common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E) that you are not a United States person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our Class A common stock are as follows:

•

If the proceeds are paid to or through the United States office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E) that you are not a United States person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a United States person and is not a foreign person with certain specified United States connections, a “U.S.-related person,” information reporting and backup withholding generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a United States person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E) that you are not a United States person or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation affecting taxation of common stock held by or through foreign entities

Legislation enacted in 2010, known as the Foreign Account Tax Compliance Act, or “FATCA,” generally imposes a withholding tax of 30% on dividend income from our Class A common stock and on the gross proceeds of a sale or other disposition of our Class A common stock, if the payments are made to certain foreign entities, unless certain diligence, reporting, withholding and certification obligations and requirements are met. Payments subject to withholding under FATCA include dividends on Class A common stock and, after December 31, 2016, payments of gross proceeds from a sale or other disposition of Class A common stock.

In the absence of an applicable exemption, the withholding under FATCA described above generally applies to payments of dividends or gross proceeds made to (i) a “foreign financial institution” (as a beneficial owner or an intermediary), unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) and (ii) a foreign entity acting as a beneficial owner or an intermediary that is not a “foreign financial institution,” unless such entity makes a certification identifying its substantial United States owners (as defined for this purpose) or makes a certification that such foreign entity does not have any substantial United States owners. Withholding under FATCA generally will not be reduced or limited by bilateral income tax treaties. However, a non-U.S. holder may be exempt from FATCA withholding under an applicable intergovernmental agreement between the United States and a foreign government relating to the implementation of FATCA, provided that the non-U.S. holder and the foreign government comply with the terms of the agreement. Under certain circumstances, a non-U.S. holder of our Class A common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits.

Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our Class A common stock.

United States federal estate tax

Shares of our Class A common stock that are owned (or deemed to be owned) at the time of death by an individual who is not a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes) will be includable in such non-U.S. holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

Underwriting (conflicts of interest)

We are offering the shares of our Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC is acting as book-running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC

Total

The underwriters are committed to purchase all the shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option exercise	With full option exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and each of our officers, directors and our Sponsor have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC.

The restrictions in the immediately preceding paragraph do not apply to:

•

our entry into any agreement providing for the issuance of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock to any seller (or its affiliates) in connection with our acquisition of energy projects (or equity interests therein), or the issuance of any such securities to the seller (or its affiliates) pursuant to any such agreement, in an aggregate number of shares not to exceed 15% of the total number of shares of our Class A common stock issued and outstanding following the completion of this offering (including any additional shares if the underwriters exercise their 30-day option to purchase additional shares), so long as any recipient of such securities is subject to the same lock-up restrictions described above;

•

our Sponsor’s pledge of our or EM LLC’s equity securities as collateral under the Sponsor Credit Agreement, or the transferring of such pledged shares or other securities in the event the lenders under the Sponsor Credit Agreement exercise their right to foreclose on such pledged securities, so long as any recipient of such securities is subject to the same lock-up restrictions described above; and

•

certain other transfers, including, but not limited to, transfers of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (i) acquired in open market transactions after the completion of this offering, (ii) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction, (iii) pursuant to our equity incentive or employee benefit plans and (iv) in certain other transactions not involving a disposition for value.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our Class A common stock approved for listing/quotation on the NASDAQ Global Select Market under the symbol “    .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases Class A common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares, or that the shares will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In particular, an affiliate of J.P. Morgan Securities LLC is a lender under the Bridge Facility and, accordingly will receive a portion of the net proceeds from this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or the assets, securities and/or instruments of persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of interest

As described in “Use of proceeds,” a portion of the net proceeds from this offering will be used to repay amounts outstanding under our Bridge Facility. As a result, an affiliate of J.P. Morgan Securities LLC will receive more than 5% of the net proceeds of this offering upon repayment of the Bridge Facility. Accordingly, this offering will be conducted in compliance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus.              has agreed to act as the qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. Pursuant to FINRA Rule 5121,              will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a “Relevant Member State,” from and including the date on which the European Union

Prospectus Directive, or the “EU Prospectus Directive,” was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for reoffering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA,” (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Legal matters

The validity of the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Kirkland & Ellis LLP has from time to time represented and may continue to represent our Sponsor and some of its affiliates in connection with various legal matters. The underwriters have been represented by Latham & Watkins LLP, New York, New York.

Experts

The combined financial statements of EM Yieldco (a clean energy generation asset business of SunEdison, Inc.) as of December 31, 2012 and 2013, and for each of the years in the two-year period ended December 31, 2013, have been included in the registration statement in reliance upon the reports of KPMG (India), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Class A common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our Class A common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.             .com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock.

Index to financial statements

SunEdison Emerging Markets Co. (Predecessor) unaudited condensed combined financial statements

Condensed combined statements of operations for the six months ended June 30, 2014 and 2013	F-2

Condensed combined statements of comprehensive income (loss) for the six months ended June 30, 2014 and 2013	F-3

Condensed combined balance sheets as of June 30, 2014 and December 31, 2013	F-4

Condensed combined statements of cash flows for the six months ended June 30, 2014 and 2013	F-5

Condensed combined statement of equity for the six months ended June 30, 2014	F-6

Notes to condensed combined financial statements	F-7

SunEdison Emerging Markets Co. (Predecessor) audited combined financial statements

Report of independent registered public accounting firm	F-13

Combined statements of operations for the years ended December 31, 2013 and 2012	F-14

Combined statements of comprehensive loss for the years ended December 31, 2013 and 2012	F-15

Combined balance sheets as of December 31, 2013 and 2012	F-16

Combined statements of cash flows for the years ended December 31, 2013 and 2012	F-17

Combined statements of equity for the years ended December 31, 2013 and 2012	F-18

Notes to combined financial statements	F-19

SunEdison Emerging Markets Co. (Predecessor)

Condensed combined statements of operations

(Unaudited)

	For the six months ended June 30,
In thousands	2014	2013
Revenue	$5,380	$931

Operating costs and expenses:
Cost of operations	247	40
Cost of operations—affiliate	302	15
General and administrative	267	163
General and administrative—affiliate	541	672
Depreciation and accretion	1,424	213

Total operating costs and expenses	2,781	1,103

Operating income (loss)	2,599	(172)

Other (income) expense:
Interest expense	2,461	1,298
Other expense (income), net	50	(13)

Total other expenses, net	2,511	1,285

Income (loss) before income tax expense	88	(1,457)
Income tax expense	—	125

Net income (loss)	$88	$(1,582)

See accompanying notes to condensed combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Condensed combined statements of comprehensive income (loss)

(Unaudited)

	For the six months ended June 30,
In thousands	2014	2013
Net income (loss)	$88	$(1,582)

Other comprehensive income (loss):
Net foreign currency translation adjustments	1,356	(812)

Total comprehensive income (loss)	$1,444	$(2,394)

See accompanying notes to condensed combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Condensed combined balance sheets

(Unaudited)

In thousands	As of June 30, 2014	As of December 31, 2013

Assets

Current assets:
Cash and cash equivalents	$3,293	$1,849
Restricted cash	2,568	5,100
Accounts receivable	1,869	1,010
Deferred financing costs, net	96	95
Other current assets	598	348

Total current assets	8,424	8,402
Property and equipment, net	60,921	59,752
Due from parent and affiliates	156	152
Deferred financing costs, net	1,290	1,121
Other assets	4,216	4,014

Total assets	$75,007	$73,441

Liabilities and Equity

Current liabilities:
Current portion of long-term debt	$3,223	$2,526
Accounts payable	295	60
Accrued expenses and other current liabilities	481	792
Due to parent and affiliates	3,484	12,010

Total current liabilities	7,483	15,388

Other liabilities:
Long-term debt, less current portion	52,419	44,305
Due to parent and affiliates	3,675	3,335
Asset retirement obligations	1,986	1,855
Deferred tax liabilities	123	123

Total liabilities	65,686	65,006

Equity:
Net parent investment	10,280	10,750
Accumulated other comprehensive loss	(959)	(2,315)

Total equity	9,321	8,435

Total liabilities and equity	$75,007	$73,441

See accompanying notes to condensed combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Condensed combined statements of cash flows

(Unaudited)

	For the six months ended June 30,
In thousands	2014	2013

Cash flows from operating activities:
Net income (loss)	$88	$(1,582)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and accretion	1,424	213
Change in fair value of interest rate swaps	484	764
Amortization of deferred financing costs and debt discounts	36	16
Deferred tax liabilities	—	125
Changes in assets and liabilities:
Accounts receivable	(820)	(87)
Other current assets	(237)	(291)
Accounts payable and other current liabilities	8	107
Due to parent and affiliates	318	(53)

Net cash provided by (used in) operating activities	1,301	(788)

Cash flows from investing activities:
Capital expenditures	(937)	(2,684)
Change in restricted cash	1,933	(24,572)

Net cash provided by (used in) investing activities	996	(27,256)

Cash flows from financing activities:
Principal payments on long-term debt	(1,457)	(157)
Proceeds from long-term debt	8,918	33,544
Proceeds from (repayments of) loans with parent and affiliates	(7,657)	3,214
Net parent investment	(558)	(3,273)
Payment of deferred financing costs	(171)	(899)

Net cash (used in) provided by financing activities	(925)	32,429
Effect of exchange rate changes on cash and cash equivalents	72	(112)

Net increase in cash and cash equivalents	1,444	4,273
Cash and cash equivalents at beginning of period	1,849	271

Cash and cash equivalents at end of period	$3,293	$4,544

See accompanying notes to condensed combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Condensed combined statement of equity

(Unaudited)

In thousands	Net parent investment	Accumulated other comprehensive (loss) income	Total equity
Balance at December 31, 2013	$10,750	$(2,315)	$8,435

Net income	88	—	88
Distributions to parent and affiliates—cash	(558)	—	(558)
Other comprehensive income	—	1,356	1,356

Balance at June 30, 2014	$10,280	$(959)	$9,321

See accompanying notes to condensed combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Notes to condensed combined financial statements

(Amounts in thousands)

(Unaudited)

1. Nature of operations

The accompanying combined condensed financial statements of SunEdison Emerging Markets Co. (the “Company” or “we”) have been prepared in connection with the proposed initial public offering of Class A common stock of SunEdison Emerging Markets Yield, Inc. (“Offering”). SunEdison Emerging Markets Yield, Inc. was formed as a Delaware corporation on September 12, 2014 and is a wholly owned subsidiary of SunEdison, Inc. The Company represents the assets that SunEdison Emerging Markets Yield, Inc. intends to acquire from SunEdison, Inc. (the “Parent”) concurrently with the closing of the Offering, and therefore, the combined financial statements of the Company are viewed as the Predecessor of SunEdison Emerging Markets Yield, Inc. Currently, the assets to be acquired include solar energy generation systems owned by project entities located in India and Malaysia and the related long-term contractual arrangements to sell the solar energy generated to third parties. The project entity in India is a majority-owned subsidiary of the Parent. The project entities in Malaysia are 48% owned by a subsidiary of the Parent and 52% owned by an investor unrelated to the Parent. Each of the project entities is controlled either through voting or variable interests and therefore is consolidated by the Parent. The Company is engaged in one reportable segment that operates a portfolio of solar energy generation assets.

Basis of presentation

The accompanying condensed combined financial statements of the Company, in our opinion, include all adjustments (consisting of normal, recurring items) necessary to present fairly our financial position and results of operations and cash flows for the periods presented. The Company has presented the condensed combined financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and disclosures required by GAAP for complete financial statements. These condensed combined financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012. Operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

For further information, including the Company’s significant accounting policies, refer to the audited combined financial statements and the notes thereto as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012. There have been no significant changes to our accounting policies since December 31, 2013.

The Company currently operates as part of the Parent. The condensed combined financial statements were prepared using the Parent’s historical basis in certain assets and liabilities, and include all revenues, expenses, assets, and liabilities attributed to the assets to be acquired. The historical condensed combined financial statements also include allocations of certain corporate expenses of the Parent. Management believes the assumptions and methodology underlying the allocation of the Parent’s corporate expenses reasonably reflects all of the costs of doing business of the Company. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company during the periods prior to the Offering or of the costs expected to be incurred in the future.

The condensed combined balance sheets do not separately present certain of the Parent’s assets or liabilities where management deemed it inappropriate due to the underlying nature of those assets and liabilities. The Parent performs financing, cash management, treasury and other services for us on a centralized basis. Changes in the net parent investment account in the condensed combined balance sheets related to these activities have been considered cash receipts and payments for purposes of the condensed combined statements of cash flows and are reflected in financing activities. Changes in the net parent investment account resulting from Parent contributions of assets and liabilities have been considered non-cash financing activities for purposes of the condensed combined statements of cash flows.

These condensed combined financial statements and related notes to the condensed combined financial statements are presented on a consistent basis for all periods presented. All significant intercompany transactions and balances have been eliminated in the condensed combined financial statements.

Use of estimates

In preparing our condensed combined financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, leases, derivatives, asset retirement obligations, contingencies, impairments, accrued liabilities and income taxes, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Fair value measurements

We maintain various financial instruments recorded at cost in the June 30, 2014 and December 31, 2013 condensed combined balance sheets that are not required to be recorded at fair value. For cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities, the carrying amount approximates fair value because of the short-term maturity of the instruments. For due to parent and affiliates, the carrying amount approximates fair value based on comparable market interest rates for similar instruments. See Note 3 for disclosures related to the fair value of our long-term debt and Note 5 for disclosures related to the fair value of derivative instruments.

2. Property and equipment

Property and equipment consists of the following:

	As of June 30, 2014	As of December 31, 2013
In thousands

Solar energy systems	$63,329	$60,799
Less: accumulated depreciation	(2,408)	(1,047)

Property and equipment, net	$60,921	$59,752

Depreciation expense was $1,343 and $197 for the six months ended June 30, 2014 and 2013, respectively.

3. Debt

Debt consists of the following:

	As of June 30, 2014			As of December 31, 2013
In thousands	Total principal	Current	Long- term	Total principal	Current	Long- term

Term debt	$55,642	$3,223	$52,419	$46,831	$2,526	$44,305

Our solar energy systems for which we have long-term debt obligations are included in separate legal entities. We typically finance our solar energy projects through project entity specific debt secured by the project entity’s assets (primarily the solar energy systems) with no recourse to the Parent. Typically, these financing arrangements provide for a construction loan, which upon completion is converted into a term loan. As of June 30, 2014, we had $55,642 of project entity specific debt that is secured by the total assets of the Company.

The fair value of our outstanding debt obligations as of June 30, 2014 and December 31, 2013 approximates carrying value due to the variable rate nature of these obligations.

Term debt

Term debt consists of four variable rate loans with interest rates that are tied to either the Kuala Lumpur Interbank Offered Rate (“KLIBOR”) or the two-year Infrastructure Development Finance Company (“IDFC”) benchmark rate. The interest rates on the term debt as of June 30, 2014 range from 5.80% to 12.00% and mature between 2026 and 2028. The term debt agreements contain certain representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental issues, project maintenance standards, and a minimum debt service coverage ratio requirement.

During the quarter ended June 30, 2014, the Company was not in compliance with one of the financial covenants with respect to one of its term loans. However, an event of default is only deemed to occur if non-compliance exists for two consecutive quarters. The non-compliance had no impact on the classification of the term loan as the Company expects to cure the covenant violation during the quarter ending September 30, 2014. The Company will pursue various alternatives in an attempt to resolve the non-compliance, which might include, among other things, obtaining a debt covenant waiver or amending the financial covenant. However, there can be no assurance that such a debt covenant waiver or amendment will be obtained.

4. Income taxes

Our income tax balances are determined and reported using a “separate return” method. Use of the separate return method may result in differences when the sum of the amounts allocated to the Company’s carve-out tax provisions are compared with amounts presented in Parent’s consolidated financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Furthermore, certain tax attributes (for example, net operating loss carryforwards) that were reflected in the Parent’s consolidated financial statements may or may not be available to reduce future taxable income when the Company is separated from the Parent.

We record income tax expense (benefit) each interim period using our best estimate of our full year effective tax rate. We regularly review our deferred tax assets for realizability, taking into consideration all evidence, both positive and negative, including cumulative losses, projected future pre-tax and taxable income (losses), the expected timing of the reversals of existing temporary differences and the expected impact of tax planning strategies. Our total deferred tax liabilities, net of deferred tax assets, as of June 30, 2014 and December 31, 2013 were $123 and $123, respectively.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. We believe that our income tax accrued liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. However, the 2014 and 2013 tax years remain open to examination by the relevant tax authorities. There is a risk that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

The Company has recognized tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. As of June 30, 2014 and December 31, 2013, the Company had not recognized a deferred tax asset of $225 and $225, respectively, for net operating loss carryforwards attributed to expenses for which deductibility is uncertain.

5. Derivative instruments

Derivative instruments, which are not designated as hedging instruments, consist of:

		Assets (liabilities or equity) fair value
In thousands	Balance sheet classification	As of June 30, 2014	As of December 31, 2013

Interest rate swaps	Other assets	$176	$764
Interest rate swaps	Accrued expenses and other current liabilities	(288)	(392)

		For the six months ended June 30,
In thousands	Statement of operations classification	2014	2013

Interest rate swaps	Interest expense	$484	$764

As of June 30, 2014, we are party to two interest rate swap instruments that are not accounted for as hedging instruments. These instruments are used to hedge floating rate debt. Under the interest rate swap agreements, we pay the fixed rate and the financial institution counterparties to the agreements pay us a floating interest rate as indicated in the table below.

Our interest rate swaps are considered over the counter derivatives and the amount recorded in the combined balance sheet, as provided in the table below, represents the estimated fair value of the net amount that we would settle on June 30, 2014, if the agreements were transferred to other third parties or cancelled by us. Fair value is calculated using a present value model with contractual terms for maturities, amortization and interest rates. Level 2, or market observable inputs, such as yield and credit curves are used within the present value models in order to determine fair value. Because these interest rate swaps are deemed economic hedges and not accounted for as hedging instruments, the changes in fair value are recognized in interest expense within the combined statement of operations.

A summary of all interest rate swap instruments outstanding as of June 30, 2014 is as follows:

Type of Instrument	Notional amount in local currency (in millions)	Notional currency	Fixed rate	Variable rate	Termination date
Interest rate swap	94.0	Malaysian Ringgit	4.44%	KLIBOR	March 31, 2028
Interest rate swap	37.9	Malaysian Ringgit	4.40%	KLIBOR	March 31, 2028

6. Related parties

Corporate allocations

Amounts were allocated from our Parent for general corporate overhead costs attributable to the operations of the Company. These amounts were $541 and $672 for the six months ended June 30, 2014 and 2013, respectively. The general corporate overhead expenses incurred by the Parent include costs from certain corporate and shared services functions provided by the Parent. The amounts reflected include (i) charges that were incurred by the Parent that were specifically identified as being attributable to the Company and (ii) an allocation of applicable remaining general corporate overhead costs based on the proportional level of effort attributable to the operation of the Company’s solar energy systems. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement. Corporate costs that were specifically identifiable to a particular operation of the Parent have been allocated to that operation, including the Company. Where specific identification of charges to a particular operation of the Parent was not practicable, an allocation was applied to all remaining general corporate overhead costs. The allocation methodology for all remaining corporate overhead costs is based on management’s estimate of the proportional level of effort devoted by corporate resources that is attributable to each of the Company’s operations. The cost allocations have been determined on a basis considered to be a reasonable reflection of all costs of doing business by the Company. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors.

Operations and maintenance

Operations and maintenance services are provided to the Company by affiliates of the Parent pursuant to contractual agreements. Costs incurred for these services were $302 and $15 for the six months ended June 30, 2014 and 2013, respectively. Related amounts were reported as cost of operations—affiliate in the combined statements of operations and were reflected in operating activities in the combined condensed statements of cash flows.

Parent and affiliates

Certain of our expenses are paid by affiliates of the Parent and are reimbursed by the Company to the same, or other affiliates of the Parent. As of June 30, 2014 and December 31, 2013, the Company owed the Parent and affiliates $3,414 and $11,943, respectively. Depending on the nature of the activity, amounts are either reflected in operating activities or as a non-cash addition to property and equipment included in due to parent and affiliates.

The Company advanced a working capital loan to an affiliated company in 2013. As of June 30, 2014 and December 31, 2013, the affiliate company owed the Company $156 and $152, respectively. Related amounts were reflected in investing activities in the condensed combined statements of cash flows.

Transactions with third party investor

On behalf of the Company, the Parent has entered into various transactions with an investor in certain Company projects whom is unaffiliated with the Parent (“Third Party Investor”). In 2013, the Parent provided the Third Party Investor with a 5% interest in certain of the Company projects in the form of $115 of preference shares and a $471 shareholder loan in exchange for the Third Party Investor’s consulting and management services. In the same agreement, the Parent agreed to pay the Third Party Investor fees based on the projects achieving specific milestones such as executing a PPA and achieving commissioning and interconnection. The Parent paid $342 of such fees to the Third Party Investor in the year ended December 31, 2013. Each of these amounts have been capitalized as property and equipment, net as each represent costs for the Third Party Investor’s services to prepare the solar energy systems for their intended use.

Additionally, in 2013, the Third Party Investor purchased a 44% interest in one of the Company’s projects from the Parent in the form of preference share capital and a shareholder loan. The total value of the preference share capital and shareholder loan amounted to $724 and $2,866, respectively. During the six months ended June 30, 2014, the Third Party Investor acquired a 38% interest in one of the Company’s project entities in the form of shareholder loans. The shareholder loans consist of $337 of Tranche A shareholder loans and $553 of Tranche B shareholder loans. The interest rate on the Tranche A shareholder loans is 4% while the Tranche B shareholder loans are interest-free. Due to the economic nature of the shareholder loans, the Tranche A shareholder loans are included in amounts due to parent and affiliates, and the Tranche B shareholder loans are included in net parent investment in the condensed combined balance sheets. Tranche A of the shareholder loans are also reflected in financing activities in the condensed combined statements of cash flows.

7. Commitments and contingencies

From time to time, we are notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on our financial position or operations.

8. Subsequent events

For our condensed combined financial statements as of June 30, 2014 and December 31, 2013 and for the six month periods ended June 30, 2014 and 2013, we have evaluated subsequent events through September 27, 2014, the date the condensed combined financial statements were available to be issued and determined that no subsequent events had occurred that would require additional disclosures.

Report of independent registered public accounting firm

To SunEdison Emerging Markets Co. (Predecessor):

We have audited the accompanying combined balance sheets of SunEdison Emerging Markets Co. (Predecessor) (a solar energy generation asset business of SunEdison, Inc.) (the Company) as of December 31, 2013 and 2012, and the related combined statements of operations, comprehensive loss, equity, and cash flows for each of the years in the two-year period ended December 31, 2013. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of SunEdison Emerging Markets Co. (Predecessor) as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Gurgaon, India

September 27, 2014

SunEdison Emerging Markets Co. (Predecessor)

Combined statements of operations

	For the year ended December 31,
In thousands	2013	2012

Revenue	$2,670	$1,544

Operating costs and expenses:
Cost of operations	62	22
Cost of operations—affiliate	145	59
General and administrative	187	144
General and administrative—affiliate	1,343	359
Depreciation and accretion	702	406

Total operating costs and expenses	2,439	990

Operating income	231	554

Other expense (income):
Interest expense	1,612	1,009
Other expense (income), net	57	(38)

Total other expenses, net	1,669	971

Loss before income tax expense	(1,438)	(417)
Income tax expense	123	—

Net loss	$(1,561)	$(417)

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Combined statements of comprehensive loss

	For the year ended December 31,
In thousands	2013	2012

Net loss	$(1,561)	$(417)

Other comprehensive loss:
Net foreign currency translation adjustments	(1,330)	(185)

Total comprehensive loss	$(2,891)	$(602)

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Combined balance sheets

	As of December 31,
In thousands	2013	2012

Assets

Current assets:
Cash and cash equivalents	$1,849	$271
Restricted cash	5,100	259
Accounts receivable	1,010	462
Deferred financing costs, net	95	8
Other current assets	348	33

Total current assets	8,402	1,033
Property and equipment, net	59,752	11,385
Due from parent and affiliates	152	311
Deferred financing costs, net	1,121	110
Other assets	4,014	329

Total assets	$73,441	$13,168

Liabilities and Equity

Current liabilities:
Current portion of long-term debt	$2,526	$342
Accounts payable	60	—
Accrued expenses and other current liabilities	792	101
Due to parent and affiliates	12,010	209

Total current liabilities	15,388	652

Other liabilities:
Long-term debt, less current portion	44,305	7,335
Due to parent and affiliates	3,335	—
Asset retirement obligations	1,855	286
Deferred tax liabilities	123	—

Total liabilities	65,006	8,273

Equity:
Net parent investment	10,750	5,880
Accumulated other comprehensive loss	(2,315)	(985)

Total equity	8,435	4,895

Total liabilities and equity	$73,441	$13,168

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Combined statements of cash flows

	For the year ended December 31,
In thousands	2013	2012

Cash flows from operating activities:
Net loss	$(1,561)	$(417)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and accretion	702	406
Change in fair value of interest rate swaps	(372)	—
Amortization of deferred financing costs	48	9
Deferred taxes	123	—
Changes in assets and liabilities:
Accounts receivable	(622)	(477)
Other current assets	(337)	(5)
Accounts payable and other current liabilities	390	34
Due to parent and affiliates	241	53

Net cash used in operating activities	(1,388)	(397)

Cash flows from investing activities:
Capital expenditures	(38,600)	—
Change in restricted cash	(8,225)	1,439
Change in loans due from parent and affiliates	132	—

Net cash (used in) provided by investing activities	(46,693)	1,439

Cash flows from financing activities:
Principal payments on long-term debt	(463)	(85)
Proceeds from long-term debt	42,282	1,412
Proceeds from (repayment of) loans with parent and affiliates	3,336	(2,863)
Net parent investment	5,845	700
Payment of deferred financing costs	(1,252)	(11)

Net cash provided by (used in) financing activities	49,748	(847)
Effect of exchange rate changes on cash and cash equivalents	(89)	(1)

Net increase in cash and cash equivalents	1,578	194
Cash and cash equivalents at beginning of period	271	77

Cash and cash equivalents at end of period	$1,849	$271

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,376	$1,031

Schedule of non-cash investing activities:
Additions to asset retirement obligation	$1,643	$—
Additions to property and equipment included in due to parent and affiliates	11,765	—
Additions to property and equipment as a result of contributions from shareholders	586	—
Amortization of deferred financing costs capitalized during construction	43	—

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Combined statements of equity

In thousands	Net parent investment	Accumulated other comprehensive loss	Total equity
Balance at December 31, 2011	$5,597	$(800)	$4,797

Net loss	(417)	—	(417)
Contributions from parent and affiliates—cash	700	—	700
Other comprehensive loss	—	(185)	(185)

Balance at December 31, 2012	$5,880	$(985)	$4,895

Net loss	(1,561)	—	(1,561)
Contributions from parent and affiliates—cash	5,845	—	5,845
Contributions from parent and affiliates—non cash	586	—	586
Other comprehensive loss	—	(1,330)	(1,330)

Balance at December 31, 2013	$10,750	$(2,315)	$8,435

See accompanying notes to combined financial statements.

SunEdison Emerging Markets Co. (Predecessor)

Notes to combined financial statements

(Amounts in thousands)

1. Nature of operations

The accompanying combined financial statements of SunEdison Emerging Markets Co. (the “Company” or “we”) have been prepared in connection with the proposed initial public offering of Class A common stock of SunEdison Emerging Markets Yield, Inc. (“Offering”). SunEdison Emerging Markets Yield, Inc. was formed as a Delaware corporation on September 12, 2014 and is a wholly owned subsidiary of SunEdison, Inc. The Company represents the assets that SunEdison Emerging Markets Yield, Inc. intends to acquire from SunEdison, Inc. (the “Parent”) concurrently with the closing of the Offering, and therefore, the combined financial statements of the Company are viewed as the Predecessor of SunEdison Emerging Markets Yield, Inc. Currently, the assets to be acquired include solar energy generation systems owned by project entities located in India and Malaysia and the related long-term contractual arrangements to sell the solar energy generated to third parties. The project entity in India is a majority-owned subsidiary of the Parent. The project entities in Malaysia are 48% owned by a subsidiary of the Parent and 52% owned by an investor unrelated to the Parent. Each of the project entities is controlled either through voting or variable interests and therefore is consolidated by the Parent.

Basis of presentation

The Company has presented combined financial statements as of and for the years ended December 31, 2013 and 2012. The Company’s combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by nongovernmental entities. In addition, the rules and interpretative releases of the United States Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.

The Company currently operates as part of the Parent. The combined financial statements were prepared using the Parent’s historical basis in certain assets and liabilities, and include all revenues, expenses, assets, and liabilities attributed to the assets to be acquired. The historical combined financial statements also include allocations of certain corporate expenses of the Parent. Management believes the assumptions and methodology underlying the allocation of the Parent’s corporate expenses reasonably reflect all of the costs of doing business of the Company. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company during the periods prior to the Offering or of the costs expected to be incurred in the future.

The combined balance sheets do not separately present certain of the Parent’s assets or liabilities where management deemed it inappropriate due to the underlying nature of those assets and liabilities. The Parent performs financing, cash management, treasury and other services for us on a centralized basis. Changes in the net parent investment account in the combined balance sheets related to these activities have been considered cash receipts and payments for purposes of the combined statements of cash flows and are reflected in financing activities. Changes in the net parent investment account resulting from Parent contributions of assets and liabilities have been considered non-cash financing activities for purposes of the combined statements of cash flows.

These combined financial statements and related notes to the combined financial statements are presented on a consistent basis for all periods presented. All significant intercompany transactions and balances have been eliminated in the combined financial statements.

2. Summary of significant accounting policies

Use of estimates

In preparing our combined financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, leases, derivatives, asset retirement obligations, contingencies, impairments, accrued liabilities and income taxes, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and money market funds with original maturity periods of three months or less when purchased.

Restricted cash

Restricted cash consists of cash on balance in financial institutions that are restricted from use in operations pursuant to requirements of certain debt agreements. These funds are used to pay for capital expenditures, current operating expenses and current debt service payments in accordance with the restrictions in the debt agreements. Restricted cash with maturity periods greater than one year are reported in other assets in the combined balance sheets. The amount of restricted cash included in other assets as of December 31, 2013 and 2012 was $3,250 and $329, respectively.

Accounts receivable

Accounts receivable are reported on the combined balance sheets at the invoiced amounts adjusted for any write-offs and an allowance for doubtful accounts. We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. There was no allowance for doubtful accounts as of December 31, 2013 and 2012. Unbilled receivables included in accounts receivable were $715 and $132 as of December 31, 2013 and 2012, respectively.

Property and equipment

Property and equipment consists of solar energy systems and is stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property and equipment is recognized using the straight-line method over the estimated useful lives of the solar energy systems, which is the lesser of thirty years or the term of the underlying non-renewable real property lease to which the assets are affixed.

Capitalized interest

Interest incurred on funds borrowed to finance construction of solar energy systems is capitalized until the system is ready for its intended use. The amount of interest capitalized was $493 during the year ended December 31, 2013. No interest was capitalized during the year ended December 31, 2012.

Deferred financing costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the maturities of the respective financing arrangements. Deferred financing costs related to construction loans are amortized using the straight-line method due to the revolving nature of these financing agreements. Upon completion of construction, construction loans are converted into term loans and deferred financing costs related to term loans are amortized using the effective interest rate method. Amortization of deferred financing costs is capitalized during construction and recorded as interest expense in the combined statements of operations following commencement of commercial operation. Amortization of deferred financing costs capitalized during construction was $43 during the year ended December 31, 2013. There were no deferred financing costs capitalized during December 31, 2012. Amortization of deferred financing costs recorded as interest expense was $48 and $9 during the years ended December 31, 2013 and 2012, respectively.

Impairment of long-lived assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of operations. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. There were no impairments recognized during the years ended December 31, 2013 and 2012.

Asset retirement obligations

The Company operates under real property operating lease agreements that include a requirement for the removal of the solar energy systems at the end of the term of the agreement. Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the solar energy system.

Revenue recognition

The Company’s revenues are obtained through the sale of energy pursuant to terms of power purchase agreements (“PPAs”) or other contractual arrangements which have remaining lives of 20-23 years as of December 31, 2013. All PPAs are accounted for as operating leases, have no minimum lease payments and all of the rental income under these leases is recorded as income when the electricity is delivered. The contingent rental income recognized in the years ended December 31, 2013 and 2012 was $2,670 and $1,544, respectively.

Income taxes

Our income tax balances are determined and reported using a “separate return” method. Income taxes as presented herein allocate current and deferred income taxes of the Parent to us in a manner that is systematic, rational and consistent with the asset and liability method. The sum of the amounts allocated to the Company’s carve-out tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the combined statement of operations).

We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. We believe that our income tax accrued liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair value measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We maintain various financial instruments recorded at cost in the December 31, 2013 and 2012 combined balance sheets that are not required to be recorded at fair value. For cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities, the carrying amount approximates fair value because of the short-term maturity of the instruments. For due to parent and affiliates, the carrying amount approximates fair value based on comparable market interest rates for similar instruments. See Note 5 for disclosures related to the fair value of our long-term debt and Note 7 for disclosures related to the fair value of derivative instruments.

Foreign currency

We determine the functional currency of each entity based on a number of factors, including the predominant currency for the entity’s sales and expenditures and the entity’s borrowings. When an entity’s local currency is considered its functional currency, we translate its financial statements to U.S. Dollars as follows:

•	Assets and liabilities using exchange rates in effect at the balance sheet date; and

•	Statement of operations accounts at average exchange rates for the period.

Adjustments from the translation process are presented in accumulated other comprehensive (loss) income in total equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions and balances denominated in a currency other than the functional currency are generally included in the results of operations as incurred. Foreign currency transaction (gains) losses included in other expense, net were $148 and $(2) during the years ended December 31, 2013 and 2012.

Comprehensive loss

Comprehensive loss represents a measure of all changes in equity that result from recognized transactions and other economic events other than transactions with owners in their capacity as owners.

Derivative financial instruments and hedging activities

We use derivative instruments to hedge a portion of our variable rate debt. These derivative instruments are not accounted for as hedging instruments. Accordingly, these derivative instruments are recorded on the combined balance sheet at fair value, with changes in fair value recognized as interest expense within the combined statements of operations.

New accounting standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method we will adopt, and we are currently evaluating the impact that ASU 2014-09 will have on our combined financial statements and related disclosures upon adoption.

3. Property and equipment

Property and equipment consists of the following:

	As of December 31,
In thousands	2013	2012
Solar energy systems	$60,799	$11,763
Less: accumulated depreciation	(1,047)	(378)

Property and equipment, net	$59,752	$11,385

Depreciation expense was $662 and $375 for the years ended December 31, 2013 and 2012, respectively.

4. Asset retirement obligations

Activity in asset retirement obligations for the years ended December 31, 2013 and 2012 is as follows:

	As of December 31,
In thousands	2013	2012
Balance at the beginning of the year	$286	$264
Additional obligation	1,588	—
Accretion expense	40	31
Effect of exchange rate changes on asset retirement obligations	(59)	(9)

Balance at the end of the year	$1,855	$286

5. Debt

Debt consists of the following:

	As of December 31, 2013			As of December 31, 2012
In thousands	Total principal	Current	Long-term	Total principal	Current	Long-term
Term debt	$46,831	$2,526	$44,305	$7,677	$342	$7,335

Our solar energy systems for which we have long-term debt obligations are included in separate legal entities. We typically finance our solar energy projects through project entity specific debt secured by the project entity’s assets (primarily the solar energy systems) with no recourse to the Parent. Typically, these financing arrangements provide for a construction loan, which upon completion is converted into term debt. As of

December 31, 2013, we had $46,831 of project entity specific debt that is secured by the total assets of the Company. The unutilized balances of the Company’s credit facilities are subject to annual commitment fees ranging from 0.25% to 0.50% per annum. The Company had undrawn commitments under the credit facilities of $8,923 as of December 31, 2013.

The fair value of our outstanding debt obligations as of December 31, 2013 and 2012 approximates carrying value due to the variable rate nature of these obligations.

Term debt

Term debt consists of four variable rate loans with interest rates that are tied to either the Kuala Lumpur Interbank Offered Rate (“KLIBOR”) or the two-year Infrastructure Development Finance Company (“IDFC”) benchmark rate. The interest rates on the term debt as of December 31, 2013 range from 5.52% to 12.90% and mature between 2026 and 2028. The term debt agreements contain certain representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental issues, project maintenance standards, and a minimum debt service coverage ratio requirement.

Subsequent to December 31, 2013 and during the quarter ended June 30, 2014, the Company was not in compliance with one of the financial covenants with respect to one of its term loans. However, an event of default is only deemed to occur if non-compliance exists for two consecutive quarters. The non-compliance had no impact on the classification of the term loan as the Company expects to cure the covenant violation during the quarter ending September 30, 2014. The Company will pursue various alternatives in an attempt to resolve the non-compliance, which might include, among other things, obtaining a debt covenant waiver or amending the financial covenant. However, there can be no assurance that such a debt covenant waiver or amendment will be obtained.

Maturities

The aggregate amounts of payments on long-term debt due after December 31, 2013 are as follows:

In thousands	2014	2015	2016	2017	2018	Thereafter	Total
Maturities of long-term debt	$2,526	$2,626	$2,728	$2,913	$2,998	$33,040	$46,831

6. Income taxes

Income tax balances are determined and reported herein under the “separate return” method. Use of the separate return method may result in differences when the sum of the amounts allocated to the Company’s carve-out tax provision is are compared with amounts presented in the Parent’s consolidated financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Furthermore, certain tax attributes (for example, net operating loss carryforwards) that were reflected in the Parent’s consolidated financial statements may or may not be available to reduce future taxable income when the Company is separated from the Parent.

Income tax expense consists of the following:

In thousands	Current	Deferred	Total

Year ended December 31, 2013:
India	$—	$66	$66
Malaysia	—	57	57

Total	$—	$123	$123

Year ended December 31, 2012:
India	$—	$—	$—
Malaysia	—	—	—

Total	$—	$—	$—

Effective tax rate

Income tax benefit differed from the amounts computed by applying the statutory Malaysian income tax rate of 20% to loss before income taxes. Effects from the rate differential in India are shown as a component of the rate reconciliation.

	For the year ended December 31,
	2013	2012
Income tax at Malaysian statutory rate	20.0%	20.0%

Increase (reduction) in income taxes:
Non-deductible expenses	(2.3)	(6.1)
India rate differential	(1.9)	9.0
Impact of tax holidays	(20.0)	—
Change in valuation allowance	(4.3)	(22.9)

Effective tax benefit rate	(8.5)%	—%

Deferred taxes

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,
In thousands	2013	2012

Deferred tax assets:
Net operating loss carryforwards	$413	$274
Asset retirement obligations	158	95

Total deferred tax assets	571	369

Deferred tax liabilities:
Property and equipment	(536)	(273)

Total deferred tax liabilities	(536)	(273)

Valuation allowance	(158)	(96)

Net deferred tax liabilities	$(123)	$—

Net operating loss carryforwards represent tax benefits measured assuming that the Company had been a stand alone operating company since January 1, 2012. We believe that it is more likely than not that we will not generate sufficient taxable income to realize the deferred tax assets associated with net operating losses and have recorded a valuation allowance against net deferred tax assets not supported by the reversal of existing taxable temporary differences. Additionally, the 2013 and 2012 tax years remain open to examination by the relevant tax authorities.

At December 31, 2013, the Malaysian project entities have net operating loss carryforwards for income tax purposes of $7,006 which are available to offset future taxable income, if any, over an indefinite period. The Indian project entity has net operating loss carryforwards for income tax purposes of $1,027 which are available to offset future taxable income, if any, over an indefinite period to the extent of unabsorbed depreciation. Any other carryforwards are available for an 8 year period from the period in which they were generated.

India, which had pretax income of $208 in 2013 and a pretax loss of $290 in 2012, has a tax holiday which expires 15 years from the date of commissioning of the solar energy system and is available for a 10 year period starting from the date on which the project entity starts claiming the holiday. The tax holiday ends on March 31, 2026. Malaysia, which had pretax loss of $1,646 in 2013 and a pretax loss of $126 in 2012, has a tax holiday for two of the three project entities totaling $40,270 applicable to future taxable income.

The Company has recognized tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. As of December 31, 2013 and 2012 the Company had not recognized a deferred tax asset of $225 and $25, respectively, for net operating loss carryforwards attributed to expenses for which deductibility is uncertain (an increase of $200 in 2013).

7. Derivative instruments

Derivative instruments, which are not designated as hedging instruments, consist of:

		Assets (liabilities) fair value
		As of December 31,
In thousands	Balance sheet classification	2013	2012
Interest rate swaps	Other assets	$764	$—
Interest rate swaps	Accrued expenses and other current liabilities	(392)	—

		As of December 31,
In thousands	Statement of operations classification	2013	2012
Interest rate swaps	Interest expense (income)	$(372)	$—

As of December 31, 2013, we are party to two interest rate swap agreements that are not accounted for as hedging instruments. These instruments are used to hedge variable rate debt. Under the interest rate swap agreements, we pay the fixed rate and the financial institution counterparties to the agreements pay us a variable interest rate as indicated in the table below.

Our interest rate swaps are considered over the counter derivatives and the amount recorded in the combined balance sheet, as provided in the table below, represents the estimated fair value of the net amount that we would settle on December 31, 2013, if the agreements were transferred to other third parties or cancelled by us. Fair value is calculated using a present value model with contractual terms for maturities, amortization and interest rates. Level 2, or market observable inputs, such as yield and credit curves are used within the present value models in order to determine fair value. Because these interest rate swaps are deemed economic hedges and not accounted for as hedging instruments, the changes in fair value are recognized in interest expense within the combined statements of operations.

A summary of all interest rate swap instruments outstanding as of December 31, 2013 is as follows:

Type of Instrument	Notional amount in local currency (in millions)	Notional currency	Fixed rate	Variable rate	Termination date
Interest rate swap	94.0	Malaysian Ringgit	4.44%	KLIBOR	March 31, 2028
Interest rate swap	37.9	Malaysian Ringgit	4.40%	KLIBOR	March 31, 2028

8. Related parties

Corporate allocations

Amounts were allocated from our Parent for general corporate overhead costs attributable to the operations of the Company. These amounts were $1,343 and $359 for the years ended December 31, 2013 and 2012, respectively. The general corporate overhead expenses incurred by the Parent include costs from certain corporate and shared services functions provided by the Parent. The amounts reflected include (i) charges that were incurred by the Parent that were specifically identified as being attributable to the Company and (ii) an allocation of applicable remaining general corporate overhead costs based on the proportional level of effort attributable to the operation of the Company’s solar energy systems. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement. Corporate costs that were specifically identifiable to a particular operation of the Parent have been allocated to that operation, including the Company. Where specific identification of charges to a particular operation of the Parent was not practicable, an allocation was applied to all remaining general corporate overhead costs. The allocation methodology for all remaining corporate overhead costs is based on management’s estimate of the proportional level of effort devoted by corporate resources that is attributable to each of the Company’s operations. The cost allocations have been determined on a basis considered to be a reasonable reflection of all costs of doing business by the Company. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors.

Operations and maintenance

Operations and maintenance services are provided to the Company by affiliates of the Parent pursuant to contractual agreements. Costs incurred for these services were $145 and $59 for the years ended December 31, 2013 and 2012, respectively. Related amounts were reported as cost of operations—affiliate in the combined statements of operations and were reflected in operating activities in the combined statements of cash flows.

Parent and affiliates

Certain of our expenses are paid by affiliates of the Parent and are reimbursed by the Company to the same, or other affiliates of the Parent. Additionally, directly attributable costs for construction of solar energy systems incurred by the Parent are charged to the Company. As of December 31, 2013 and 2012, the Company owed the Parent and affiliates $11,943 and $209, respectively. Depending on the nature of the activity, amounts are either reflected in operating activities or as a non-cash addition to property and equipment included in due to parent and affiliates.

The Company advanced working capital loans to an affiliate company as of 2012 and 2013. As of December 31, 2013 and 2012, the affiliate owed the Company $152 and $311, respectively. Related amounts were reflected in investing activities and in additions to property and equipment included in due to Parent and affiliates in the combined statements of cash flows.

Additionally, the Parent provided contributions to the Company in the form of shareholder loans. Related amounts have been recognized as net parent investment as there is no expectation for the Company to repay the Parent for the contributions. These contributions totaled $7,516 and $155 for the years ended December 31, 2013 and 2012, respectively.

Transactions with third party investor

On behalf of the Company, the Parent has entered into various transactions with an investor in certain Company projects whom is unrelated to the Parent (“Third Party Investor”). In 2013, the Parent provided the Third Party Investor with a 5% interest in certain of the Company’s projects in the form of $115 of preference shares and a $471 shareholder loan in exchange for the Third Party Investor’s consulting and management services. In the same agreement, the Parent agreed to pay the Third Party Investor fees based on the projects achieving specific milestones such as executing a PPA and achieving commissioning and interconnection. The Parent paid $342 of such fees to the Third Party Investor in the year ended December 31, 2013. Each of these amounts have been capitalized as property and equipment, net, as each represent costs for the Third Party Investor’s services to prepare the solar energy systems for their intended use.

Additionally, in 2013, the Third Party Investor purchased a 44% interest in one of the Company’s projects from the Parent in the form of preference share capital and a shareholder loan. As of December 31, 20013, the total value of the preference share capital and loan amounted to $724 and $3,335, respectively. The preference share capital and the shareholder loan, respectively, are included in net parent investment and amounts due to parent and affiliates in the combined balance sheets. The shareholder loan is also reflected in financing activities in the combined statements of cash flows. The interest rate on the shareholder loan is 4% and the Company recognized interest expense of $67 during the year ended December 31, 2013.

9. Commitments and contingencies

Real property agreements

The solar energy system assets are located on property that the Company leases under operating leases. Rental expense was $65 and $22 in 2013 and 2012, respectively. The total future noncancellable commitments under operating leases as of December 31, 2013 were $5,065. Our operating lease obligations as of December 31, 2013 were as follows:

In thousands	2014	2015	2016	2017	2018	Thereafter	Total
Operating leases	$181	$181	$196	$196	$196	$4,115	$5,065

Minimum rent payments under operating leases are recognized as a rental expense on a straight-line basis over the term of the lease.

Additionally, certain of our operating leases contain clauses that provide additional contingent rent based on the related solar energy systems generating energy greater than certain specified target amounts. We recognize contingent rent expense when payment is considered probable. The contingent rent expense recognized during the year ended December 31, 2013 was $9. There was no contingent rent expense in December 31, 2012.

Legal proceedings

From time to time, we are notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on our financial position or operations.

10. Segment information

The Company is engaged in one reportable segment that operates a portfolio of solar energy generation assets. The Company operates as a single reportable segment based on a “management” approach. This approach designates the internal reporting used by management for making decisions and assessing performance as the source of the reportable segments.

Revenue for the years ended December 31, 2013 and 2012 were from customers located in Malaysia and India. Customers include commercial and industrial entities, which principally include large utility companies and government-controlled entities. Revenue to specific customers exceeding 10% of total revenue for the years ended December 31, 2013 and 2012 were as follows:

	For the year ended December 31,
	2013		2012
In thousands, except for percentages	Revenue	Percent	Revenue	Percent
Customer A	$1,785	67%	$1,544	100%
Customer B	$443	17%	$—	—%
Customer C	$442	16%	$—	—%

Property and equipment, net

	As of December 31,
In thousands	2013	2012
India	$9,679	$11,385
Malaysia	50,073	—

Total	$59,752	$11,385

Revenues

	As of December 31,
In thousands	2013	2012
India	$1,785	$1,544
Malaysia	885	—

Total	$2,670	$1,544

11. Subsequent events

For the combined financial statements as of and for the years ended December 31, 2013 and 2012, we have evaluated subsequent events through September 27, 2014, the date the combined financial statements were available to be issued and determined that no subsequent events had occurred that would require additional disclosures.

            shares

SunEdison Emerging Markets Yield, Inc.

Class A Common Stock

Prospectus

J.P. Morgan

                    , 2015

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver a prospectus.

Part II

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the stock exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We intend to enter into indemnification agreements with certain of our executive officers and directors pursuant to which we will agree to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters party thereto against certain liabilities. See “Item 17. Undertakings” for a description of the SEC’s position regarding such indemnification provisions.

Item 15. Recent sales of unregistered securities

Except as set forth below, we have not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon our formation to our sole shareholder.

On September 29, 2014, we granted an aggregate of 16,775 shares of restricted securities to certain of our executives and other employees of SunEdison who will provide services to us. These grants of restricted securities were made in the ordinary course of business and did not involve any cash payments from the recipients. The restricted securities did not involve a “sale” of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance upon Rule 701 under the Securities Act.

Item 16. Exhibits and financial statement schedules

(a)	Exhibits The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedule All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, SunEdison Emerging Markets Yield, Inc., a Delaware corporation, has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Belmont, State of California, on                          , 2014.

SUNEDISON EMERGING MARKETS YIELD, INC.

By:
	Name:	Stephen O’Rourke
	Title:	Chief Executive Officer

* * * * *

Power of attorney

Each person whose signature appears below constitutes and appoints Stephen O’Rourke, Jeremy Avenier and                     , and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this registration statement and (ii) any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

* * * * *

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on                          , 2014.

Signature	Title

Stephen O’Rourke	Chief Executive Officer and Director (principal executive officer)

Jeremy Avenier	Chief Financial Officer (principal financial officer)

Carlos Domenech Zornoza	Director and Chairman

Exhibit index

Exhibit number	Exhibit description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of SunEdison Emerging Markets Yield, Inc. to be effective immediately prior to the completion of this offering.

3.2*	Form of Amended and Restated Bylaws of SunEdison Emerging Markets Yield, Inc. to be effective immediately prior to the completion of this offering.

4.1*	Specimen Class A Common Stock Certificate.

5.1*	Opinion of Kirkland & Ellis LLP.

10.1*	Form of Management Services Agreement by and between SunEdison Emerging Markets Yield, Inc. and SunEdison, Inc.

10.2*	Form of Project Support Agreement by and between SunEdison Emerging Markets Yield, LLC and SunEdison, Inc.

10.3*	Form of Repowering Services ROFR Agreement by and between SunEdison Emerging Markets Yield, Inc., SunEdison Emerging Markets Yield, LLC, SunEdison Emerging Markets Yield Operating, LLC and SunEdison, Inc.

10.4*	Form of Exchange Agreement by and among SunEdison Emerging Markets Yield, Inc., SunEdison Emerging Markets Yieldco, LLC and SunEdison, Inc.

10.5*	Form of Registration Rights Agreement by and between SunEdison Emerging Markets Yield, Inc. and SunEdison, Inc.

10.6*	Form of Indemnification Agreement between SunEdison Emerging Markets Yield, Inc. and its directors and officers.

10.7*	Form of Amended and Restated Operating Agreement of SunEdison Emerging Markets Yield, LLC.

10.8†*	SunEdison Emerging Markets Yield, Inc. 2014 Long-Term Incentive Plan.

10.9*	Form of Letter Agreement Regarding the Priced Call Right Projects, between SunEdison Emerging Markets Yield, Inc. and SunEdison, Inc.

21.1*	List of subsidiaries of SunEdison Emerging Markets Yield, Inc.

23.1*	Consent of KPMG LLP – EM Yieldco (Predecessor).

23.9	Consent of Kirkland & Ellis (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page of this Registration Statement).

99.1*	Consent of Director Nominees.

*	To be filed by amendment.

†	Indicates exhibits that constitute compensatory plans or arrangements.